2012 Annual Report

CIBC

FOR

WHAT

MATTERS.

Who we are

CIBC is a leading Canadian-based financial institution with a market capitalization of

$31.8 billion and a Tier 1 capital ratio of 13.8%. Through our three main business units –

Retail and Business Banking, Wealth Management and Wholesale Banking – our 42,000

employees provide a full range of financial products and services to more than 11 million individual, small business, commercial, corporate and institutional clients in Canada and around the world.

Our strategy

CIBC’s first principle is to be a lower risk bank that generates value creation for stakeholders by delivering consistent and sustainable earnings over the long term. We have a strategic plan that is focused on four work streams:

1. We will strengthen and grow our core Canadian retail banking franchise

2. We will grow our wealth management business

3. We will grow our wholesale banking businesses in targeted and client-focused areas

4. We will strengthen our Caribbean banking operation

Creating value for our shareholders

At CIBC, we are committed to creating value for our shareholders. Our focus is to maintain a lower risk discipline, while generating consistent and sustainable earnings. We are investing in our clients, our employees, our communities and our core businesses. We underpin our activities with industry-leading fundamentals in capital, expenses and risk management.

Inside this report

2012 Performance at a Glance

	1	Message from the President and Chief Executive Officer
Senior Executives

	5	Chair of the Board’s Letter
Board of Directors

	7	Management’s Discussion and Analysis
	84	Consolidated Financial Statements
	93	Notes to the Financial Statements
	177	Quarterly Review
	179	Ten-Year Statistical Review
	182	Glossary
	186	Shareholder and Other Information

2012 Performance at a Glance

Financial highlights

Annual dividend ($)
1.64
2.20
2.66
2.76
3.11
3.48
3.48
3.48
3.51
3.64
03
04
05
06
07
08
09
10
11
12

9.0% *Basel III Common Equity Tier I ratio*

9.8% *2012 Total Shareholder Return*

Total revenue
($ billions)
12.4
12.5
11
12

Net income
($ billions)
2.9
3.3
11
12

Adjusted earnings per share[1] ($)
7.57
8.07
11
12

Return on common shareholders' equity (%)
22.2
22.0
11
12

Business mix
(% revenue)
Corporate and Other 5%
Wealth Management 13%
Wholesale Banking 17%
Retail and Business Banking 65%

Dow Jones Sustainability Indexes Member 2012/13

FTSE4Good

Listed on the FTSE4Good Index since 2001

JSI Jantzi Social Index

A member of the Jantzi Social Index since 2000

Great Place to Work Best Workplaces 2012 Canada

2012 Performance at a Glance

CIBC reported another year of progress in 2012 against our strategy to be a lower risk bank that delivers consistent, sustainable earnings.

Financial highlights

As at or for the year ended October 31

(Canadian $ in billions, except as noted) 2012 2011

Financial results

Revenue 12.5 12.4

Provision for credit losses 1.3 1.1

Expenses 7.2 7.5

Net income 3.3 2.9

Financial measures (%)

Adjusted efficiency ratio(1) 55.8 56.4

Return on common shareholders’ equity 22.0 22.2

Net interest margin 1.89 1.79

Total shareholder return 9.8 0.4

Common share information

Market capitalization 31.8 30.1

Value measures (%)

Dividend yield 4.6 4.7

Adjusted dividend payout ratio(1) 45.1 46.3

Balance sheet information

Total assets 393.4 383.8

Net income by Strategic Business Unit

Retail and Business Banking 2.3 2.2

Wealth Management 0.3 0.3

Wholesale Banking 0.6 0.5

Annual dividend ($)

3.48 3.48 3.48 3.51 3.64 3.11 2.66 2.76 2.20 1.64

03 04 05 06 07 08 09 10 11 12

Basel III Common 9.0%

Equity Tier I ratio

2012 Total

9.8%

Shareholder Return

Total revenue

Net income

Adjusted earnings

Return on common

Business mix

($ billions)

($ billions)

per share(1) ($)

shareholders’ equity (%)

(% revenue)

12.4 12.5 7.57 8.07 22.2 22.0

Corporate and Other

5% 3.3

Wealth

2.9

Management

13%

Retail and

Wholesale

Business

Banking

Banking

17% 65% 11 12 11 12 11 12 11 12

(1) For additional information, see the “Non-GAAP measures” section of the MD&A.

A constituent of the Dow Jones Sustainability World Index

Listed on the

A member of the Jantzi

Selected as one of Canada’s

Named one of the Best Workplaces

for 11 consecutive years, and a member of the Dow Jones

FTSE4Good Index

Social Index since 2000

Top 100 employers for 2013

in Canada for 2012 by the Great

Sustainability North American Index since its inception in 2005 since 2001

by Mediacorp

Place to Work Institute

Balanced scorecard

Financial

Our key measures of performance(1)	2012 results
Adjusted earnings per share (EPS)(2) growth	$8.07, up 6.6% from 2011
Return on common shareholders’ equity (ROE)	22.0%

Capital strength(3)	13.8% 17.3%
Tier 1 capital ratio
Total capital ratio

Business mix	77%/23%
Retail(4)/Wholesale as measured by economic capital(2)

Risk	53 basis points
Loan loss ratio(5)

Productivity	55.8%
Adjusted efficiency ratio(2)

Adjusted dividend payout ratio(2)	45.1%

Total shareholder return	CIBC – (0.1)%
Five years ended October 31, 2012	Index – 25.2%

(1) For additional detail on our key measures of performance, see the “Overview” section of the MD&A.

(2) For additional information, see the “Non-GAAP measures” section of the MD&A.

(3) Going forward, our capital strength will be measured by the Basel III Common Equity Tier I ratio to exceed the regulatory target set by the Office of the Superintendent of Financial Institutions (OSFI).

(4) Retail includes Retail and Business Banking, Wealth Management and International banking operations, (reported as part of Corporate and Other).

(5) Going forward, our loan loss ratio target will be between 45 and 60 basis points through the business cycle.

Non-financial

Objectives	Accomplishments

Clients	• Continued our leadership in mobile innovations with the launch of mobile payments
Help our clients achieve what matters to them	• Named the Best Commercial Bank in Canada by World Finance magazine
• Awarded Deal of the Year at the 19th annual U.S. Mutual Fund Industry Awards for our investment in American Century Investments
• Acquired the private wealth business of MFS McLean Budden to build our wealth management platform
• Named Best Bank of the Year – Project Finance & Infrastructure – Canada by DealMakers Monthly

Employees	• Increased our Employee Commitment Index for the seventh consecutive year
Create an environment where all employees can excel	• Recognized as one of Canada’s Top 100 Employers and as one of the Best Workplaces in Canada
• Selected as one of Canada’s Best Employers for New Canadians for the fifth consecutive year
• Named one of Canada’s Best Diversity Employers for the second consecutive year
• Invested more than $62 million in the training and development of our people

Community	• Invested more than $38 million to support charitable organizations across Canada
Make a real difference in our communities	• Nearly 13,000 CIBC employees and their families raised more than $30 million in 60 communities through the 2012 Canadian Breast Cancer Foundation CIBC Run for the Cure
• Raised $4.1 million on CIBC Miracle Day in December 2011 to support children’s charities throughout 2012
• Contributed more than $8.5 million to the 2011 United Way campaign

Environment	• Continued our investment in energy efficiency initiatives, including lighting retrofits in more than 90 branches
Demonstrate environmental responsibility in all activities	• Increased the use of Forest Stewardship Council (FSC) certified paper stock to 97% and committed to use FSC-certified wood products in corporate office furniture systems
• Led or co-led over $3 billion in project financings for renewable energy, including wind, hydro, solar, geothermal, biomass, and biogas in the last three years

Governance	• Ranked the strongest bank in Canada and North America and third strongest bank in the world by Bloomberg Markets magazine
Be a leader in governance practices	• Ranked among the top 10 of the World’s Safest Banks in North America by Global Finance magazine

Message from the President

and Chief Executive Officer

Gerald T. McCaughey

Against a backdrop of economic uncertainty, deleveraging and re-regulation, CIBC reported another year of progress in 2012.

In fiscal 2012, CIBC reported net income of $3.3 billion or $8.07(1) per share on an adjusted basis, compared with $2.9 billion or $7.57(1) per share a year ago. Revenue rose to $12.5 billion from $12.4 billion and return on equity was once again strong at 22.0%.

Our Tier 1 capital ratio was 13.8%, keeping us in a leading position among Canadian banks. With a pro forma Basel III common equity ratio of 9.0%, we are well in excess of the 2019 minimum regulatory requirement of 7%. These ratios underscore our strength and stability.

We increased our quarterly common dividend to 94 cents effective October 2012, as well as initiated a normal course issuer bid to repurchase 2% of our common equity.

In the areas of efficiency and risk, CIBC maintained our non-interest expense to revenue ratio at our objective of the industry median. Loan losses were $1.3 billion and were supported by effective risk management across our businesses.

Our results in 2012 reflect broad-based performance across CIBC’s core businesses in Retail and Business Banking, Wealth Management and Wholesale Banking.

Retail and Business Banking reported net income of $2.3 billion in 2012, up from $2.2 billion in 2011, as a result of volume growth across most retail products and higher fees, partially offset by narrower spreads in the low-interest environment that continues to prevail.

Wealth Management had net income of $339 million in 2012, up from $279 million in 2011. The business delivered record long-term mutual fund net sales of $3.9 billion in 2012 and leading investment performance.

Despite ongoing volatility and uncertainty in global equity markets, Wholesale Banking continued to deliver consistent and risk-controlled performance during the year, reporting net income of $613 million, compared with $543 million in 2011.

CIBC 2012 ANNUAL REPORT        1

Message from the President and Chief Executive Officer

Senior Executive Team

Gerald T. McCaughey

President and Chief Executive

Officer, CIBC

Michael Capatides

Senior Executive Vice-President

Chief Administrative Officer

and General Counsel

Administration, CIBC

Victor Dodig

Senior Executive Vice-President

CIBC, Group Head

Wealth Management

Kevin Glass

Senior Executive Vice-President

Chief Financial Officer

Finance, CIBC

Richard Nesbitt

Senior Executive Vice-President

CIBC, Group Head

Wholesale, International, and

Technology and Operations

Hon. Jim Prentice P.C., Q.C.

Senior Executive Vice-President

and Vice-Chairman, CIBC

Richard Venn

Senior Executive Vice-President

Advisor to the CEO Office, CIBC

David Williamson

Senior Executive Vice-President

CIBC, Group Head

Retail and Business Banking

Tom Woods

Senior Executive Vice-President

Chief Risk Officer

Risk Management, CIBC

In addition to our financial performance, CIBC was recognized by a number of third party organizations including being named:

—Strongest bank in North America and third in the world by Bloomberg Markets magazine;

—Deal of the Year for our equity investment in American Century Investments;

—One of the 50 Most Socially Responsible Corporations in Canada by Maclean’s magazine and Sustainalytics;

—One of the 25 Best Canadian Brands by Interbrand Canada;

—One of Canada’s 10 Most Admired Corporate Cultures by Waterstone Human Capital;

—One of Canada’s Best Workplaces by the Great Place to Work Institute; and

—One of Canada’s Top 100 Employers for 2013 and one of Canada’s Best Diversity Employers and a Best Employer for New Canadians by Mediacorp Canada Inc.

Our Strategy

Our progress in 2012 reflects our strategy. There are three key elements to our strategy.

1. First, we are a lower risk bank. This is our first principle.

2. Second is our strategic imperative which is to deliver consistent and sustainable earnings.

3. Third is our strategic plan, which is focused on four work streams:

— Strengthen and grow our core Canadian retail banking franchise;

— Grow our wealth management business;

— Grow our wholesale banking businesses in targeted and client-focused areas; and

— Strengthen our Caribbean banking operation.

Retail and Business Banking

Our Canadian retail banking franchise continues to be the largest contributor to earnings. We will continue to strengthen this business through ongoing investments in projects and infrastructure that provide value to our clients.

Our strategy in Retail and Business Banking has two objectives – to enhance the client experience and to accelerate profitable revenue growth.

Supporting our retail objectives are three priorities:

1. Deepen relationships with our clients

2. Improve our sales and service capabilities

3. Acquire and retain clients

In 2012, we made good progress against these priorities.

Deepen client relationships

We launched the CIBC Total Banking Rebate to recognize and reward clients for building deeper relationships with us.

We introduced Next Best Offer which enables our frontline sales teams to better understand our clients’ needs and current holdings and provide the best possible offer.

We launched the CIBC Home Power Plan, combining the benefits of a traditional mortgage and a line of credit to give clients a long-term borrowing solution resulting in a deeper, longer term relationship with CIBC.

In recognition of our strong client focus and clear commitment to building long-term client relationships, our Business Banking team was named the Best Commercial Bank in Canada by World Finance magazine.

2      CIBC 2012 ANNUAL REPORT

Improve sales and service capabilities
We launched Break Away – an innovative leadership development program designed to help frontline leaders focus their teams on best practice activities in order to enhance the client experience and accelerate profitable revenue growth.
We implemented inter-branch banking capabilities and launched the new cash management solution, CIBC Cash Management Online, to enhance the client experience.
We invested in a host of process improvements to increase responsiveness and enhance client experience.
Acquire and retain clients
We exited the FirstLine mortgage broker channel and are renewing FirstLine clients into CIBC branded mortgages where we have the opportunity to cross-sell and deepen client relationships.

We expanded our distribution footprint with 28 new, relocated or expanded branches across the country this year. In addition, we provided our clients even greater access by expanding our business hours. More than half of our over 1,100 branches are open Saturdays; we have doubled the number of branches open Sundays and we are open later on weekdays at more than 90% of our branches across the country.

We continue to lead the market in mobile innovations. We also became the first bank to launch mobile credit card payment capability in partnership with Rogers Communications.
Wealth Management
In Wealth Management we seek to grow our business. This growth is supported by three strategic priorities:
1. Attract and deepen client relationships
2. Seek new sources of domestic assets
3. Pursue acquisitions and investments
In 2012 we made good progress against our priorities.
Attract and deepen client relationships
To build deeper, long-term relationships with our Wealth Management clients we are leveraging our investment performance momentum, enhancing products and building on our integrated offer to strengthen relationships with our clients. Our innovative loyalty pricing through CIBC Investor’s Edge and our focus on high net worth clients in CIBC Wood Gundy and CIBC Private Wealth Management have helped to strengthen these relationships.
Seek new sources of domestic assets
We are growing our Canadian client franchise by attracting high quality investment advisors to CIBC Wood Gundy, and we are building our institutional asset management client base through CIBC Asset Management. In 2012, we added $1.9 billion to our institutional assets under management through new mandates. Our acquisition of the MFS McLean Budden private wealth management business added $1.4 billion in client assets.
Pursue acquisitions and investments
In addition to organic growth opportunities, we are pursuing acquisitions and investments that align with our risk appetite – acquisitions similar to the MFS McLean Budden private wealth management business, or last year’s investment in American Century Investments (ACI). Our investment in ACI has generated solid results including 15 consecutive quarters of positive net sales.

CIBC 2012 ANNUAL REPORT        3

Message from the President and Chief Executive Officer

Wholesale Banking

In Wholesale Banking our plan is to grow our business in targeted industries within our defined risk appetite.

We expect to achieve this by focusing on three priorities:

— Add the most value to our clients in Canada

— Serve our clients abroad

— Identify and export core capabilities

In 2012, we continued to make progress in executing our client-focused strategy.

Adding value to clients

We bring value to our clients by delivering a comprehensive integrated suite of wholesale banking products and services. We have evolved our processes and controls and realigned our businesses, which has resulted in improved consistency and quality of earnings, and a more client-driven business.

Serving our clients abroad

By focusing on clients at home and abroad, we have demonstrated an ability to serve their credit, capital markets and advisory needs. We are growing with our Canadian clients as they grow internationally where the industry is relevant to Canada, the long-term outlook for the industry is positive and we have demonstrated industry expertise that is relevant to the international market.

Identifying and exporting core capabilities

We are expanding client relationships in key industries and investing in our international teams to strengthen our presence and capability. We see the opportunity to do more where we are investing to export core capabilities to markets and sectors that are familiar to us. The oil and gas sector in the U.S. is one area with which we are well familiar.

We strengthened our Wholesale Bank with the acquisition of Griffis & Small, LLC, a Houston-based energy advisory firm, specializing in acquisitions and divestitures. The transaction supports CIBC’s strategy of targeted growth in businesses and geographies where we have strong existing client relationships and capabilities. The acquisition also creates opportunities to serve new and existing Wholesale Banking clients in the U.S., and complements our energy-focused teams in Calgary, the U.K. and Asia.

CIBC FirstCaribbean

Our CIBC FirstCaribbean International Bank has been affected by economic conditions in the region. Over the past year, a new leadership team has been engaged in leveraging and replicating CIBC’s strengths to ensure that as conditions improve we can return this business to historical levels of profitability.

In summary

We believe the three major macro trends of uncertainty, deleveraging and re-regulation will continue to impact banks globally.

Within this environment we believe CIBC has the right strategy. It is a strategy that will continue to deliver value to all of our key stakeholders including: our shareholders, our clients, our employees and our communities.

I would like to thank all 42,000 of CIBC’s employees for their efforts this past year in executing our strategy. Our performance in 2012 demonstrates the value of strategy and our further potential as we head into 2013.

Gerald T. McCaughey

President and Chief Executive Officer

(1) For additional information, see the “Non-GAAP measures” section of the MD&A.

4      CIBC 2012 ANNUAL REPORT

Chair of the Board’s Letter

Charles Sirois

CIBC was successful in 2012 and is well positioned for the future. Our businesses performed in another year of global economic challenge. Our results are a testament to CIBC’s strategic focus and commitment.

A participating Board

Your Board is a participating Board. It participates by contributing to the strategic direction of the organization and overseeing alignment with the risk appetite. It supervises the execution of the strategy and provides input and approves the establishment of metrics for measuring CIBC’s progress, as well as the development of CIBC’s short and long-term targets. The Board also participates by overseeing the talent development strategy and the alignment of CIBC’s compensation philosophy and policies with the bank’s strategic direction and its risk appetite. It uses a competency matrix to ensure an appropriate Board composition and maintains an ongoing dialogue with key stakeholders.

Responsible oversight

While management is focused on serving clients and running the day-to-day operations, your Board is vigilant in its oversight responsibilities. We act as stewards for our shareholders and set the tone for a corporate culture that fosters openness, accountability and transparency.

Our oversight responsibilities extend to business growth, risk and talent. We review business investments to support strategic growth in areas that align with the bank’s competitive capabilities and market opportunities; we supervise CIBC’s strategy and risk profile to ensure an appropriate risk posture; and we assess CIBC’s talent strategy to support leadership development and succession planning for critical roles.

Leadership in governance

We continue to believe that the strength of our governance is a key driver for CIBC’s long-term success. Our integrated governance framework serves as the foundation for sustaining excellence in governance. The framework guides the Board and management in fulfilling their obligations to CIBC and our stakeholders.

Our framework comprises an independent and experienced board of directors with diverse backgrounds and skills; a constructive relationship between the Board and senior management to support the exchange of information and productive dialogue; and a robust committee structure and set of governance and control policies and procedures.

CIBC 2012 ANNUAL REPORT        5

Chair of the Board’s Letter

Board of Directors

Brent S. Belzberg 2005

(CGC, MRCC – Chair)

Senior Managing Partner

TorQuest Partners

Toronto, Ontario, Canada

Gary F. Colter 2003

(AC, CGC – Chair)

President

CRS Inc.

Mississauga, Ontario, Canada

Dominic D’Alessandro, O.C. 2010

(RMC)

Past President and

Chief Executive Officer

Manulife Financial Corporation

Toronto, Ontario, Canada

Patrick D. Daniel 2009

(MRCC)

Past President and

Chief Executive Officer

Enbridge Inc.

Calgary, Alberta, Canada

Luc Desjardins 2009

(MRCC)

President and Chief Executive Officer

Superior Plus Corp.

Calgary, Alberta, Canada

Hon. Gordon D. Giffin 2001

(MRCC)

Senior Partner

McKenna Long & Aldridge LLP

Atlanta, Georgia, U.S.A.

Linda S. Hasenfratz 2004

(MRCC)

Chief Executive Officer

Linamar Corporation

Guelph, Ontario, Canada

Nicholas D. Le Pan 2008

(CGC, RMC – Chair)

Corporate Director

Ottawa, Ontario, Canada

Hon. John P. Manley P.C., O.C. 2005

(AC, CGC)

President and Chief Executive Officer

Canadian Council of Chief Executives

Ottawa, Ontario, Canada

Gerald T. McCaughey 2005

President and Chief Executive Officer

CIBC

Toronto, Ontario, Canada

Jane L. Peverett 2009

(AC)

Corporate Director

West Vancouver,

British Columbia, Canada

Leslie Rahl 2007

(RMC)

Founder and Managing Partner

Capital Market Risk Advisors, Inc.

New York, New York, U.S.A.

Charles Sirois C.M., O.Q. 1997

Chair of the Board

CIBC

Chairman

Telesystem Ltd.

Montreal, Quebec, Canada

Katharine B. Stevenson 2011

(RMC)

Corporate Director

Toronto, Ontario, Canada

Ronald W. Tysoe 2004

(AC – Chair, CGC)

Corporate Director

Jupiter, Florida, U.S.A.

AC – Audit Committee

CGC – Corporate Governance Committee

MRCC – Management Resources and

               Compensation Committee

RMC – Risk Management Committee

Accountability is one of CIBC’s core values. To support this tenet, all members of CIBC’s Board of Directors abide by the CIBC Code of Ethics for Directors. Employees are bound by the CIBC Code of Conduct and a confidential CIBC Ethics Hotline is available to report any concerns regarding irregular business activity or behaviour that could place CIBC’s integrity or reputation at risk.

For more on CIBC’s integrated governance framework, including the Statement of Corporate Governance Practices, our CIBC Disclosure Policy and the Disclosure Required by NYSE Listed Company Manual visit www.cibc.com

Sustainability

Corporate governance is only one element of our commitment to corporate responsibility. Sustainable banking is about managing and positioning the company for the long term. This view is embedded in the Board’s decision-making. Two of our Board committees – the Corporate Governance Committee and the Risk Management Committee – have specific oversight accountabilities related to CIBC’s corporate responsibility.

We recognize that CIBC plays a role that is extremely important to our Canadian economy, our clients, our employees and the community. We are proud of the contribution CIBC has made to the economic and social vibrancy of our communities. Each year, CIBC produces a separate Corporate Responsibility Report and Public Accountability Statement that highlights our focus in this area.

Look for the CIBC 2012 Corporate Responsibility Report and Public Accountability Statement online at www.cibc.com, available March 2013.

Rewarding shareholders

At CIBC, our goal is to create long-term sustainable value for our stakeholders. We do this by focusing on our clients, operating as a lower risk bank and generating consistent, sustainable earnings.

The concept of safety and soundness is deeply rooted in the management of our bank. The health of our bank plays an intrinsic part in our effectiveness and ability to create value for our shareholders.

A foundation for the future

Our strategic approach allows us to keep pace and stay ahead in a rapidly changing economic and regulatory environment. The outlook for CIBC in 2013 is bright and we are well positioned to take advantage of appropriate opportunities to further strengthen our franchise.

CIBC has a talented group of 42,000 employees, led by a committed management team and supported by a strong Board. Collectively, their efforts have earned CIBC recognition as Canada’s – and North America’s – strongest bank by Bloomberg Markets magazine, which also named CIBC President and Chief Executive Officer Gerry McCaughey as one of the most influential business leaders in the world.

It is a privilege to work with such an accomplished group of individuals, and it is a privilege to serve all of you.

Charles Sirois

Chair of the Board

6      CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the year ended October 31, 2012, compared with prior years. The MD&A should be read in conjunction with the audited consolidated financial statements. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. This MD&A is current as of December 5, 2012. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the consolidated financial statements is provided on pages 182 to 185 of this Annual Report.

External reporting changes

Transition to International Financial Reporting Standards

We adopted IFRS commencing November 1, 2011 as a replacement of prior Canadian generally accepted accounting principles (Canadian GAAP). Accordingly, the consolidated financial statements are prepared under IFRS and include corresponding comparative information for 2011. The details on the impact of transition to IFRS are provided in Note 31 to our consolidated financial statements.

8	Overview
8	Vision, mission and values
8	CIBC’s strategy
8	Performance against objectives
10	Economic and market environment

11	Financial performance overview
11	Financial highlights
12	2012 Financial results
12	Net interest income and margin
13	Non-interest income
13	Trading activities (TEB)
14	Provision for credit losses

14	Non-interest expenses
14	Taxes
15	Foreign exchange
15	Significant events
15	Outlook for calendar year 2013
16	Fourth quarter review
16	Quarterly trend analysis
17	Review of 2011 financial performance (Canadian GAAP)

19	Non-GAAP measures

22	Strategic business units overview
23	Retail and Business Banking
25	Wealth Management

28	Wholesale Banking
33	Corporate and Other

34	Financial condition
34	Review of consolidated balance sheet
35	Capital resources
39	Off-balance sheet arrangements

42	Management of risk
42	Risk overview
44	Credit risk
57	Market risk
62	Liquidity risk
67	Strategic risk
67	Operational risk
68	Reputation and legal risk

68	Regulatory risk
68	Environmental risk

69	Accounting and control matters
69	Critical accounting policies and estimates
73	Financial instruments
73	Transition to International Financial Reporting Standards
73	Accounting developments
73	Related-party transactions
74	Controls and procedures

75	Supplementary annual financial information

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Chief Executive Officer’s Letter”, “Overview – Performance Against Objectives”, “Financial Performance Overview – Taxes”, “Financial Performance Overview – Significant Events”, “Strategic Business Units overview – Retail and Business Banking”, “Strategic Business Units overview – Wholesale Banking”, “Strategic Business Units overview – Wealth Management”, “Financial Condition – Capital Resources”, “Management of Risk – Liquidity Risk”, “Accounting and Control Matters – Risk factors related to fair value adjustments” and “Accounting and Control Matters – Provisions and contingent liabilities” sections, of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for calendar year 2013 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial Performance Overview – Outlook for calendar year 2013” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk discussed in the “Management of Risk” section of this report; the effectiveness and adequacy of our risk management models and processes; legislative or regulatory developments in the jurisdictions where we operate, amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC 2012 ANNUAL REPORT	7

Management’s discussion and analysis

Overview

CIBC is a leading Canadian-based global financial institution with a market capitalization of $32 billion and a Tier 1 capital ratio of 13.8%. Through our three main businesses, Retail and Business Banking, Wealth Management, and Wholesale Banking, CIBC provides a full range of financial products and services to more than 11 million individual, small business, commercial, corporate and institutional clients in Canada and around the world. We have more than 42,000 employees dedicated to helping our clients achieve what matters to them; delivering consistent and sustainable earnings for our shareholders; and, giving back to our communities.

Vision, mission and values

CIBC’s vision is to be the leader in client relationships.

Our mission is to fulfill the commitments we have made to each of our stakeholders:

•	Help our clients achieve what matters to them
•	Create an environment where all employees can excel
•	Make a real difference in our communities
•	Generate strong total returns for our shareholders

Our vision and mission are driven by an organizational culture based on core values of Trust, Teamwork and Accountability.

CIBC’s strategy

CIBC’s first principle is to be a lower risk bank that generates value creation for stakeholders by delivering consistent and sustainable earnings over the long term. We have a strategic plan that is focused on four work streams:

1.	We will strengthen and grow our core Canadian retail banking franchise
2.	We will grow our wealth management business
3.	We will grow our wholesale banking business in targeted and client-focused areas
4.	We will strengthen our Caribbean banking operation

Performance against objectives

For many years, CIBC has reported a scorecard of financial measures that we use to measure and report on our progress to external stakeholders. These measures can be categorized into four key areas of shareholder value – earnings growth, return on common shareholders’ equity, total shareholder return and balance sheet strength. We have set targets for each of these measures over the medium term, which we define as three to five years.

Earnings growth

To assess our earnings growth, we monitor our earnings per share (EPS). CIBC has an EPS growth target of 5% to 10% on average annually. In 2012, we reported adjusted diluted EPS(1) of $8.07, up from $7.57 in 2011, meeting our 5% to 10% target over the prior year. We are maintaining our 5% to 10% average annual EPS growth target.

In support of our EPS target, we also have objectives to maintain a loan loss ratio between 50 and 65 basis points through the cycle and to maintain our adjusted efficiency ratio(1) at the median position among our industry peers.

Our loan loss ratio is defined as the provision for credit losses on impaired loans divided by average loans and acceptances, net of allowance for credit losses. In 2012, our loan loss ratio was 53 basis points, up from the 51 basis points we reported in 2011 and within our target range. Going forward we are lowering our target range for loan losses to 45 to 60 basis points.

Our adjusted efficiency ratio(1) was 55.8% in 2012, improving from 56.4% in 2011, supported by revenue growth that exceeded expense growth. Based on the most recent publicly reported results of our industry peer group, CIBC has maintained its efficiency ratio at the industry median in 2012. We are maintaining our industry median target going forward.

8	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Return on common shareholders’ equity

Return on common shareholders’ equity (ROE) is another key measure of shareholder value.

CIBC’s target is to achieve ROE of 20% through the cycle. In 2012, ROE of 22.0% was above this target and comparable to the 22.2% in 2011. We are maintaining our minimum ROE target of 20%.

Total shareholder return

One of CIBC’s priorities is to fulfill the commitments we have made to each of our stakeholders, which includes generating a strong level of total shareholder return (TSR).

We have two targets that support this priority:

1.     Consistent with prior years, we target between 40% and 50% of our earnings in the form of dividends to our common shareholders. In 2012, our dividend payout was within this target range.

Our key criteria for considering dividend increases are our current level of payout relative to our target and our view on the sustainability of our current earnings level through the cycle. Our confidence in our ability to generate consistent, sustainable returns allowed us to increase our quarterly dividend by $0.04 to $0.94 per share in the fourth quarter of 2012. This year we also announced a share buyback program to purchase for cancellation up to a maximum of 8.1 million or approximately 2% of outstanding common shares.

2.     We also have an objective to deliver a TSR that exceeds the industry average, which we have defined as the S&P/TSX Composite Banks Index, over a rolling five-year period. For the five years ended October 31, 2012, CIBC delivered a TSR of -0.1%, below the Index return of 25.2%. CIBC’s three-year TSR for the period ended October 31, 2012 was 46.0% versus the Index return of 33.5%.

Going forward, we are maintaining our objectives to deliver an adjusted dividend payout ratio(1) between 40% and 50% of our earnings and a TSR above the industry average.

Balance sheet strength

Maintaining a strong balance sheet is foundational to our long-term sustainability.

Capital levels are a key component of balance sheet strength. We have set targets for our Tier 1 and Total capital ratios, which have been 8.5% and 11.5% for many years. At the end of 2012, our Tier 1 ratio was 13.8% and our Total capital ratio was 17.3%. We have also been preparing for emerging Basel III capital standards. Our pro forma Basel III Common Equity Tier 1 ratio as at the end of 2012, estimated at 9%, already exceeds the 2019 standard of 7% without the benefit of phasing in regulatory adjustments to capital.

Going forward, our Basel III Common Equity Tier 1 ratio target will be to exceed the regulatory target set by the Office of the Superintendent of Financial Institutions (OSFI).

How we deploy our capital is also important. We have defined a target retail/wholesale business mix, as measured by the allocation of economic capital, that is consistent with the type of earnings and risk profile we want for CIBC. Our target is to allocate at least 75% of our economic capital to retail. At the end of 2012, our retail allocation was 77%, comparable to 2011.

We are maintaining our business mix target of 75% retail(4) and 25% wholesale(4).

CIBC 2012 ANNUAL REPORT	9

Management’s discussion and analysis

In addition to our capital and business mix objectives, we remain focused on asset quality and a strong funding profile as key underpinnings of a strong balance sheet.

(1)	For additional information, see the “Non-GAAP” measures section.

(2)	Beginning in 2011, these measures are under IFRS; prior fiscal years are under Canadian GAAP.

(3)	Capital measures for 2011 and the prior fiscal years are under Canadian GAAP.

(4)	For the purposes of calculating this ratio, Retail includes Retail and Business Banking, Wealth Management, and International Banking operations (reported as part of Corporate and Other). The ratio represents the amount of economic capital attributed to these businesses as at the end of the year.

Economic and market environment

CIBC operated in an environment of modest economic growth in 2012, while benefiting from continued healthy household credit quality. Canadian economic activity was held back by softness abroad that affected both exports and related capital spending, as well as by fiscal restraint, but was lifted by strong gains in home building. Consumer spending decelerated as Canadians grew more cautious about adding to non-mortgage credit, but mortgage demand remained brisk until late in the year. The unemployment rate leveled off, but employment continued to grow at a rate that was supportive for household credit quality. Profit gains and strong corporate balance sheets kept Canadian business bankruptcies in check. The Wholesale Banking and Wealth Management businesses felt the impact of subdued equity markets as investors awaited the resolution of global uncertainties. Wholesale Banking benefited from strong issuance of corporate and government debt.

10	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Financial performance overview

Financial highlights

	IFRS		Canadian GAAP
As at or for the year ended October 31	2012	2011	2010		2009		2008
Financial results ($ millions)
Net interest income	$7,494	$7,062	$6,204		$5,394		$5,207
Non-interest income	5,055	5,373	5,881		4,534		(1,493)
Total revenue	12,549	12,435	12,085		9,928		3,714
Provision for credit losses	1,291	1,144	1,046		1,649		773
Non-interest expenses	7,215	7,486	7,027		6,660		7,201
Income (loss) before taxes	4,043	3,805	4,012		1,619		(4,260)
Income taxes	704	927	1,533		424		(2,218)
Non-controlling interests	–	–	27		21		18
Net income (loss)	$3,339	$2,878	$2,452		$1,174		$(2,060)
Net income attributable to non-controlling interests	$8	$11	–		–		–
Preferred shareholders	158	177	169		162		119
Common shareholders	3,173	2,690	2,283		1,012		(2,179)
Net income (loss) applicable to equity shareholders	$3,331	$2,867	$2,452		$1,174		$(2,060)
Financial measures
Reported efficiency ratio	57.5%	60.2%	58.1%		67.1%		n/m
Adjusted efficiency ratio(1)	55.8%	56.4%	58.5%		57.7%		61.7%
Loan loss ratio(2)	0.53%	0.51%	0.56	%(1)	0.70	%(1)	0.38	%(1)
Return on common shareholders’ equity	22.0%	22.2%	19.4%		9.4%		(19.4)%
Net interest margin	1.89%	1.79%	1.79%		1.54%		1.51%
Net interest margin on average interest-earning assets(3)	2.20%	2.03%	2.11%		1.89%		1.78%
Return on average assets(4)	0.84%	0.73%	0.71%		0.33%		(0.60)%
Return on average interest-earning assets(3)(4)	0.98%	0.83%	0.83%		0.41%		(0.71)%
Total shareholder return	9.82%	0.43%	32.38%		21.07%		(43.50)%
Common share information
Per share ($)
– basic earnings (loss)	$7.86	$6.79	$5.89		$2.65		$(5.89)
– reported diluted earnings (loss)(5)	7.85	6.71	5.87		2.65		(5.89)
– adjusted diluted earnings(1)	8.07	7.57	6.39		5.81		6.80
– dividends	3.64	3.51	3.48		3.48		3.48
– book value	37.48	32.88	32.17		28.96		29.40
Share price ($)
– high	78.56	85.49	79.50		69.30		99.81
– low	68.43	67.84	61.96		37.10		49.00
– closing	78.56	75.10	78.23		62.00		54.66
Shares outstanding (thousands)
– weighted-average basic	403,685	396,233	387,802		381,677		370,229
– weighted-average diluted	404,145	406,696	388,807		382,442		371,763
– end of period	404,485	400,534	392,739		383,982		380,805
Market capitalization ($ millions)	$31,776	$30,080	$30,724		$23,807		$20,815
Value measures
Dividend yield (based on closing share price)	4.6%	4.7%	4.4%		5.6%		6.4%
Reported dividend payout ratio	46.3%	51.7%	59.1%		>100%		n/m
Adjusted dividend payout ratio(1)	45.1%	46.3%	54.4%		59.8%		50.8%
Market value to book value ratio	2.10	2.28	2.43		2.14		1.86
On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities	$70,061	$65,437	$89,660		$84,583		$88,130
Loans and acceptances, net of allowance	252,732	248,409	184,576		175,609		180,323
Total assets	393,385	383,758	352,040		335,944		353,930
Deposits	300,344	289,220	246,671		223,117		232,952
Common shareholders’ equity	15,160	13,171	12,634		11,119		11,200
Average assets	397,382	394,527	345,943		350,706		344,865
Average interest-earning assets(3)	341,053	347,634	294,428		285,563		292,159
Average common shareholders’ equity	14,442	12,145	11,772		10,731		11,261
Assets under administration(6)	1,445,870	1,317,799	1,260,989		1,135,539		1,047,326
Balance sheet quality measures
Risk-weighted assets ($ billions)(7)	$115.2	$110.0	$106.7		$117.3		$117.9
Tangible common equity ratio(1)(7)	11.6%	11.4%	9.9%		7.6%		7.5%
Tier 1 capital ratio(7)	13.8%	14.7%	13.9%		12.1%		10.5%
Total capital ratio(7)	17.3%	18.4%	17.8%		16.1%		15.4%
Other information
Retail/wholesale ratio(1)(8)	77%/23%	77%/23%	74%/26%		69%/31%		64%/36%
Full-time equivalent employees(9)	42,595	42,239	42,354		41,941		43,293

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	Under IFRS, the ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses. The provision for credit losses on impaired loans includes provision for: individual allowance; collective allowance on personal, scored small business loans and mortgages that are greater than 90 days delinquent; and net credit card write-offs. Under Canadian GAAP, the ratio was calculated as the specific provision for credit losses, including losses on securitized portfolio, to the total loans and acceptances net of allowance for credit losses (on a managed basis).

(3)	Average interest-earning assets include interest-bearing deposits with banks, securities, securities borrowed or purchased under resale agreements, and loans net of allowances.

(4)	Net income expressed as a percentage of average assets or average interest-earning assets.

(5)	In the case of a loss, the effect of stock options potentially exercisable on diluted EPS is anti-dilutive; therefore, basic and diluted EPS will be the same.

(6)	Includes the full contract amount of assets under administration or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(7)	Capital measures for 2011 are under Canadian GAAP and have not been restated for IFRS.

(8)	For the purposes of calculating this ratio, Retail includes Retail and Business Banking, Wealth Management, and International banking operations (reported as part of Corporate and Other). The ratio represents the amount of economic capital attributed to these businesses as at the end of the period.

(9)	Full-time equivalent headcount is a measure that normalizes the number of full-time and part-time employees, base plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given year.

n/m	Not meaningful.

CIBC 2012 ANNUAL REPORT	11

Management’s discussion and analysis

2012 Financial results

Reported net income for the year was $3,339 million, compared to $2,878 million in 2011. Reported diluted EPS for the year was $7.85, compared to $6.71 in 2011. Adjusted diluted EPS(1) for the year was $8.07, compared to $7.57 for 2011.

2012

Net income was affected by the following items of note:

•	$57 million ($32 million after-tax) loan losses in our exited U.S. leveraged finance portfolio;
•	$37 million ($35 million after-tax) gain relating to an equity-accounted investment in our Wealth Management strategic business unit (SBU);
•	$33 million ($24 million after-tax) loss relating to the change in valuation of collateralized derivatives to an overnight index swap (OIS) basis;
•	$30 million ($25 million after-tax) amortization of intangible assets;
•	$28 million ($16 million after-tax) hedge accounting loss on leveraged leases;
•

$24 million ($19 million after-tax) gain on sale of interests in entities in relation to the acquisition of TMX Group Inc. (TMX Group) by Maple Group Acquisition Corporation (Maple), net of associated expenses; and

•	$20 million ($15 million after-tax) loss from the structured credit run-off business.

The above items of note increased revenue by $9 million, provision for credit losses by $53 million, non-interest expenses by $63 million, and decreased income tax expense by $49 million. In aggregate, these items of note decreased net income by $58 million.

In addition, net income attributable to common shareholders was also affected by the following item of note:

•	$30 million premium paid on preferred share redemptions.

2011

Net income was affected by the following items of note:

•	$203 million goodwill impairment relating to FirstCaribbean International Bank Limited (CIBC FirstCaribbean);
•	$178 million ($128 million after-tax) loss from the structured credit run-off business;
•	$90 million ($65 million after-tax) loss from mark-to-market (MTM) volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities;
•	$90 million ($46 million after-tax) gain on sale of a merchant banking investment, net of associated expenses;
•	$76 million ($55 million after-tax) reduction in the collective allowance recognized in Corporate and Other;
•	$37 million after-tax gain on the sale of CIBC Mellon Trust Company’s (CMT) Issuer Services business;
•	$35 million ($28 million after-tax) amortization of intangible assets; and
•	$25 million ($18 million after-tax) loan loss in our exited European leveraged finance business.

The above items of note decreased revenue by $21 million, provision for credit losses by $51 million, increased non-interest expenses by $358 million, and decreased income tax expense by $24 million. In aggregate, these items of note decreased net income by $304 million.

In addition, net income attributable to common shareholders was also affected by the following item of note:

•	$12 million premium paid on preferred share redemptions.

Net interest income and margin

$ millions, for the year ended October 31	2012	2011
Average interest-earning assets	$ 341,053	$ 347,634
Net interest income	7,494	7,062
Net interest margin on average interest-earning assets	2.20%	2.03%

Net interest income was up $432 million or 6% from 2011, primarily due to higher trading and treasury related net interest income and volume growth across most retail products, partially offset by narrower spreads. The current year included a hedge accounting loss on leveraged leases shown as an item of note above, while the prior year included interest income on tax reassessments.

Additional information on net interest income and margin is provided in the “Supplementary annual financial information” section.

(1)	For additional information, see the “Non-GAAP measures” section.

12	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Non-interest income

$ millions, for the year ended October 31	2012	2011
Underwriting and advisory fees	$ 438	$ 514
Deposit and payment fees	775	756
Credit fees	418	379
Card fees	619	609
Investment management and custodial fees	424	411
Mutual fund fees	880	849
Insurance fees, net of claims	335	320
Commissions on securities transactions	402	496
Trading income (loss)	(115)	44
AFS securities gains (losses), net	264	397
FVO gains (losses), net	(32)	(7)
Foreign exchange other than trading	91	204
Income from equity-accounted associates and joint ventures	160	111
Other	396	290
	$ 5,055	$ 5,373

Non-interest income was down $318 million or 6% from 2011.

Underwriting and advisory fees were down $76 million or 15%, primarily due to lower advisory fees and equity new issuance revenue.

Credit fees were up $39 million or 10%, primarily due to higher committed corporate lending facilities.

Commissions on securities transactions were down $94 million or 19%, primarily due to lower trading volumes.

Trading loss was $115 million compared to income of $44 million in 2011. See the “Trading activities” section which follows for further details.

Available-for-sale (AFS) securities gains, net, were down $133 million or 34%, primarily due to a gain on sale of a merchant banking investment in the prior year shown as an item of note above.

Designated at fair value (FVO) losses, net, were up $25 million, primarily due to losses in our structured credit run-off business compared to gains in the prior year.

Foreign exchange other than trading was down $113 million or 55%, largely driven by higher losses on economic hedging activities.

Income from equity-accounted associates and joint ventures was up $49 million or 44%, primarily due to income from our proportionate share in American Century Investments (included from September 1, 2011) including a gain related to this equity-accounted investment shown as an item of note above. Partially offsetting this increase was a gain on sale of CMT’s Issuer Services business included in the prior year, also shown as an item of note.

Other was up $106 million or 37%. The prior year included an item of note related to accounting hedges and the current year included a gain on sale of interest in an entity in relation to the acquisition of TMX Group by Maple, also shown as an item of note.

Trading activities (TEB)

$ millions, for the year ended October 31	2012	2011
Trading income consists of:
Net interest income(1)	$930	$519
Non-interest income	(115)	44
	$815	$563
Trading income by product line:
Interest rates	$179	$162
Foreign exchange	290	276
Equities(1)	235	208
Commodities	52	43
Structured credit	7	(136)
Other	52	10
	$815	$563

(1)	Includes taxable equivalent basis (TEB) adjustment of $280 million (2011: $187 million) reported within Wholesale Banking. See “Strategic business units” section for further details.

Trading income was higher by $252 million or 45%, primarily driven by income in the structured credit run-off business, compared to a loss in the prior year, and higher tax-exempt revenue and interest rate trading income in the current year, partially offset by the change in valuation of collateralized derivatives to an OIS basis noted above.

Net interest income comprises interest and dividends relating to financial assets and liabilities associated with trading activities, net of interest expense and interest income associated with funding these assets and liabilities. Non-interest income includes realized and unrealized gains and losses on securities held-for-trading and income relating to changes in fair value of derivative financial instruments. Trading activities and related risk management strategies can periodically shift income between net interest income and non-interest income. Therefore, we view total trading revenue as the most appropriate measure of trading performance.

CIBC 2012 ANNUAL REPORT	13

Management’s discussion and analysis

Provision for credit losses

$ millions, for the year ended October 31	2012	2011
Retail and Business Banking	$1,080	$1,096
Wealth Management	–	4
Wholesale Banking	142	47
Corporate and Other	69	(3)
	$1,291	$1,144

The provision for credit losses was up $147 million or 13% from 2011. In Retail and Business Banking, provisions were down due to higher recoveries, lower bankruptcies and write-offs in the cards portfolio, partially offset by higher provisions in the personal and business lending portfolios. In Wholesale Banking, provisions were up mainly due to higher losses in U.S. real estate finance and the exited U.S. leveraged finance portfolios. In Corporate and Other, provisions were up due to higher losses in CIBC FirstCaribbean. There were lower net provision reversals related to the collective allowance reported in Corporate and Other compared with the prior year.

Non-interest expenses

$ millions, for the year ended October 31	2012	2011
Employee compensation and benefits
Salaries	$2,285	$2,245
Performance-based compensation	1,236	1,261
Benefits	523	546
	4,044	4,052
Occupancy costs	697	667
Computer, software and office equipment	1,022	989
Communications	304	296
Advertising and business development	233	213
Professional fees	174	178
Business and capital taxes	50	38
Other	691	1,053
	$7,215	$7,486

Non-interest expenses decreased by $271 million or 4% from 2011.

Employee compensation and benefits decreased by $8 million due to lower performance-based compensation and benefits, partially offset by higher salaries.

Occupancy costs increased by $30 million or 4%, mainly due to higher rental expenses.

Computer, software and office equipment increased by $33 million or 3%, and Advertising and business development increased by $20 million or 9%, primarily due to higher spending on strategic business initiatives.

Other decreased by $362 million or 34%, primarily due to the goodwill impairment charge relating to CIBC FirstCaribbean and expenses relating to the sale of a merchant banking investment in the prior year, both shown as items of note above, and operational efficiencies during the current year.

Taxes

$ millions, for the year ended October 31	2012	2011
Income tax expense	$704	$927
Indirect taxes(1)
GST, HST and sales taxes	321	316
Payroll taxes	192	189
Capital taxes	33	26
Property and business taxes	50	45
Total indirect taxes	596	576
Total taxes	$1,300	$1,503
Income taxes as a percentage of net income before taxes	17.4%	24.4%
Total taxes as a percentage of net income before deduction of total taxes	28.0%	34.3%

(1)	Certain amounts in the table are based on a paid or payable basis and do not factor in capitalization and subsequent amortization.

Income taxes include those imposed on CIBC as a Canadian legal entity, as well as on our domestic and foreign subsidiaries. Indirect taxes comprise goods and services tax (GST), harmonized sales tax (HST), and sales, payroll, capital, property and business taxes. Indirect taxes are included in non-interest expenses.

Total income and indirect taxes were down $203 million from 2011.

Income tax expense was $704 million, compared to $927 million in 2011. This change was primarily due to higher tax-exempt income, a lower statutory income tax rate, and a decrease in the relative proportion of income subject to higher rates of income tax. The prior year included the CIBC FirstCaribbean goodwill impairment which was not tax-effected.

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation and on December 21, 2011 (and reconfirmed on July 5, 2012), in connection with a motion by CIBC to strike the Crown’s replies, the Tax Court of Canada struck certain portions of the replies and directed the Crown to submit amended replies. Both the Crown and CIBC appealed the ruling to the Federal Court of Appeal, and the appeal was heard on November 21, 2012. A decision has not yet been rendered.

14	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $183 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $865 million and non-deductible interest of approximately $124 million.

The statutory income tax rate applicable to CIBC as a legal entity was 26.5% in 2012. The rate will be 26.2% in 2013 and beyond.

For a reconciliation of our income taxes in the consolidated statement of income with the combined Canadian federal and provincial income tax rate, see Note 20 to the consolidated financial statements.

Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our consolidated statement of income, as a result of changes in average exchange rates, are as follows:

$ millions, for the year ended October 31	2012 vs. 2011	2011 vs. 2010
Estimated increase (decrease) in:
Total revenue	$27	$(102)
Provision for credit losses	5	(7)
Non-interest expense	12	(52)
Income taxes	–	(8)
Net income	$10	$(35)
Average US$ appreciation (depreciation) relative to C$	2%	(6)%

Significant events

Investment in TMX Group Limited

CIBC completed funding of its $194 million equity commitment in Maple. The equity commitment from CIBC, and other investors, coupled with CIBC’s participation in a $1.9 billion syndicated credit facility, provided the necessary financing to support Maple’s acquisition of 80% of the outstanding shares of TMX Group. On September 14, 2012, Maple completed the acquisition of the remaining 20% of outstanding TMX Group shares in a one-for-one exchange for Maple shares.

Maple also acquired 100% of Alpha Trading Systems Inc., Alpha Trading Systems Limited Partnership and The Canadian Depository for Securities Limited during the fourth quarter. CIBC recognized a combined gain, net of associated expenses, of $24 million ($19 million after-tax) on the sale of its interests in these entities.

Maple was subsequently renamed “TMX Group Limited”.

As a result of the above, CIBC owns 6.7% of TMX Group Limited and has a nominee on its board of directors. CIBC follows the equity method to account for this investment, and our share in the results of TMX Group Limited is included in the Wholesale Banking SBU for the period subsequent to the acquisition.

Acquisition of Griffis & Small, LLC

On August 31, 2012, CIBC completed the acquisition of the business of Griffis & Small, LLC, a Houston-based energy advisory firm specializing in acquisitions and divestitures in the exploration and production sector. The acquired business has been consolidated from the date of close and the results of the acquired business are included in the Wholesale Banking SBU for the period subsequent to the acquisition.

Acquisition of MFS McLean Budden

On September 7, 2012, CIBC completed the acquisition of the private wealth management business of MFS McLean Budden, which has approximately $1.4 billion in assets under management for high-net-worth individuals and families, endowments and foundations. The acquired business has been consolidated from the date of close and the results of the acquired business are included in the Wealth Management SBU for the period subsequent to the acquisition.

FirstLine mortgages

CIBC announced that effective July 31, 2012, we are no longer accepting mortgages through the broker mortgage channel under the FirstLine brand. Existing FirstLine clients are being offered a CIBC brand mortgage upon renewal, which is consistent with Retail and Business Banking’s strategy of deepening client relationships. Revenue from FirstLine has been reclassified from Personal banking to Other within Retail and Business Banking, retroactively. Revenue from renewals into CIBC brand is included within Personal banking.

Private wealth management (Asia)

CIBC entered into a definitive agreement in the second quarter to sell our stand-alone Hong Kong and Singapore-based private wealth management business. This niche advisory and brokerage business, included in International banking within Corporate and Other, provides private banking services to a small number of high-net-worth individuals in the Asia-Pacific region and had assets under management of approximately $2 billion as at October 31, 2012. The deal is subject to certain closing conditions and regulatory approvals and is expected to close in the first quarter of 2013. CIBC’s other businesses in Asia are unaffected by this transaction.

Outlook for calendar year 2013

Moderate economic growth is likely to continue in both Canada and the U.S. in 2013. Real GDP gains are likely to be in the vicinity of 2% in both Canada and U.S. in the face of soft growth overseas, and ongoing fiscal tightening. We expect European governments will prevent sovereign debt troubles from spilling over into a larger Eurozone banking crisis but fiscal tightening will result in very weak growth in Europe. In the U.S., improving household credit fundamentals and continued recovery in home building will help offset the drag from tighter fiscal policy, although the degree of tax increases and spending cuts remains to be determined.

Canada’s economy will benefit from a modest pick-up in global economic conditions, but will see somewhat less robust domestic demand. Government spending will remain a slight negative for growth as fiscal tightening continues. Consumer demand will be supported by ongoing job creation, but will be held close to income gains as the appetite for credit is held in check by existing high debt levels, even with the Bank of Canada avoiding interest rate increases through 2013. Housing will turn from a strong growth contributor to a slight negative over the course of the year as the impact of softer sales shows up in a modest retreat in construction activity.

CIBC 2012 ANNUAL REPORT	15

Management’s discussion and analysis

Retail and Business Banking is expected to face slightly slower growth in demand for mortgages, while consumer credit demand could continue to see limited growth. Demand for business credit should decelerate to a still healthy growth rate. Slightly slower economic growth is unlikely to result in deterioration in household credit quality, with the unemployment rate holding nearly steady.

Wealth Management should see an improvement in demand for equities and other risk assets over the course of 2013 as global uncertainties are gradually resolved.

Wholesale Banking should benefit from a healthy pace of bond issuance with provincial governments remaining heavy borrowers and businesses continue to take advantage of low interest rates. Equity issuance could improve over the course of the year as global growth uncertainties are gradually resolved, a trend that should also support merger activity. Corporate credit demand should be supported by growth in capital spending, although the public debt market and internal cash flows will be a competitive source of funding.

Fourth quarter review

	$ millions, except per share amounts, for the three months ended	2012				2011
		Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
	Revenue
	Retail and Business Banking	$2,036	$2,085	$2,004	$2,029	$2,076	$2,035	$1,932	$2,002
	Wealth Management	420	401	418	435	396	404	420	416
	Wholesale Banking(1)	575	527	463	495	561	503	477	517
	Corporate and Other(1)	128	136	199	198	162	189	186	159
	Total revenue	$3,159	$3,149	$3,084	$3,157	$3,195	$3,131	$3,015	$3,094
	Net interest income	$2,016	$1,883	$1,753	$1,842	$1,776	$1,785	$1,731	$1,770
	Non-interest income	1,143	1,266	1,331	1,315	1,419	1,346	1,284	1,324
	Total revenue	3,159	3,149	3,084	3,157	3,195	3,131	3,015	3,094
	Provision for credit losses	328	317	308	338	306	310	245	283
	Non-interest expenses	1,829	1,831	1,764	1,791	1,920	2,005	1,756	1,805
	Income before taxes	1,002	1,001	1,012	1,028	969	816	1,014	1,006
	Income taxes	150	160	201	193	212	225	247	243
	Net income	$852	$841	$811	$835	$757	$591	$767	$763
	Net income attributable to:
	Non-controlling interests	2	2	1	3	3	2	3	3
	Equity shareholders	850	839	810	832	754	589	764	760
Earnings per share	– basic	$2.02	$2.00	$1.90	$1.94	$1.80	$1.35	$1.83	$1.82
	– diluted	$2.02	$2.00	$1.90	$1.93	$1.79	$1.33	$1.80	$1.80

(1)	Starting in the third quarter of 2012, Wholesale Banking revenue and income taxes are reported on a taxable equivalent basis (TEB) with an equivalent offset in the revenue and income taxes of Corporate and Other.

Compared with Q4/11

Net income was up $95 million or 13% from the fourth quarter of 2011.

Net interest income was up $240 million or 14%, primarily due to higher trading-related net interest income and volume growth across most retail products, partially offset by lower treasury-related net interest income.

Non-interest income was down $276 million or 19%, primarily due to higher trading losses, including the loss relating to the change in valuing collateralized derivatives shown as an item of note above. The current quarter included a gain on sale of interests in relation to the acquisition of TMX Group by Maple, while the prior year quarter included a gain on sale of a merchant banking investment, both shown as items of note above.

Non-interest expenses were down by $91 million or 5%, primarily due to lower employee compensation and benefits. The prior year quarter included expenses relating to the sale of a merchant banking investment as discussed above.

Provision for credit losses was up $22 million or 7%. In Retail and Business Banking, provisions were down due to lower write-offs and higher recoveries in the cards portfolio, partially offset by higher losses in the business lending portfolio. In Wholesale Banking, provisions were up mainly due to higher losses in the exited U.S. leveraged finance portfolio, partially offset by lower losses in the exited European leveraged finance portfolio. In Corporate and Other, provisions were down due to lower losses in CIBC FirstCaribbean. There were lower net provision reversals related to the collective allowance reported in Corporate and Other compared with the same quarter in the prior year.

Income tax expense was down by $62 million or 29%, primarily due to higher tax-exempt income, an increase in the relative proportion of income taxed at lower income tax rates, and a lower statutory income tax rate.

Compared with Q3/12

Net income was up $11 million or 1% from the prior quarter.

Net interest income was up $133 million or 7%, primarily due to higher trading-related net interest income, partially offset by lower treasury-related net interest income.

Non-interest income was down $123 million or 10%, primarily due to higher trading losses, including the loss relating to the change in valuing collateralized derivatives noted above. The current quarter included a gain on sale of interests in relation to the acquisition of TMX Group by Maple noted above.

Non-interest expenses were comparable to the prior quarter.

Provision for credit losses was up $11 million or 3%. In Retail and Business Banking, provisions were down due to lower write-offs in the cards portfolio, as well as lower losses in the personal and business lending portfolios, partially offset by higher losses in residential mortgages. In Wholesale Banking, provisions were up due to higher losses in the exited U.S. leveraged finance portfolio, partially offset by lower losses in U.S. real estate finance and the Canadian credit portfolio. In Corporate and Other, provisions were down due to lower losses in CIBC FirstCaribbean. The net provisions related to the collective allowance in Corporate and Other were comparable to the prior quarter.

Income tax expense was down $10 million or 6%, primarily due to higher tax-exempt income.

Quarterly trend analysis

Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management, and wholesale banking activities.

Revenue

Retail and Business Banking revenue has benefitted from volume growth across most retail products, offset to some extent by spread compression and attrition in our exited FirstLine mortgages (see “Strategic business units overview” section for additional details).

16	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Wealth Management revenue has benefitted from continued strong net sales of long-term mutual funds and higher average assets under management, partially offset by weaker retail brokerage trading activity. Income from our proportionate share in American Century Investments (ACI) is included from September 1, 2011 and a gain related to this equity-accounted investment was included in the first quarter of 2012.

Wholesale Banking revenue is influenced to a large extent by capital market conditions. Revenue has been adversely affected by losses in the structured credit run-off business up to the third quarter of 2012, while the fourth quarter included a gain. The second quarter of 2012 included the hedge accounting loss on leveraged leases. The fourth quarter of 2012 included a gain on sale of interests in entities in relation to the acquisition of TMX Group by Maple and a loss relating to the change in valuation of collateralized derivatives to an OIS basis.

Corporate and Other revenue included the gain on the sale of CMT’s Issuer Services business in the first quarter of 2011. The first quarter of 2011 also included losses from MTM volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities. The second half of 2012 included lower unallocated treasury revenue.

Provision for credit losses

The provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. Losses in the cards and personal lending portfolios improved in 2012. Wholesale Banking provisions declined in the first three quarters of 2011, while the fourth quarter had higher losses in the exited European leveraged finance portfolio. 2012 had higher losses in U.S. real estate finance and the exited U.S. leveraged finance portfolio.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee compensation and benefits, and pension expense. An impairment loss relating to CIBC FirstCaribbean goodwill was recognized in the third quarter of 2011.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items. Tax-exempt income has been trending higher since the first quarter of 2011. The above-noted impairment loss relating to CIBC FirstCaribbean goodwill was not tax-effected.

Review of 2011 financial performance (Canadian GAAP)

$ millions, for the year ended October 31		Retail and Business Banking	Wealth Management	Wholesale Banking(1)	Corporate and Other(1)	CIBC Total
2011	Net interest income	$5,882	$179	$921	$(632)	$6,350
	Non-interest income	1,800	1,740	1,143	1,216	5,899
	Intersegment revenue	283	(283)	–	–	–
	Total revenue	7,965	1,636	2,064	584	12,249
	Provision for credit losses	1,072	4	32	(267)	841
	Non-interest expenses	4,062	1,241	1,198	849	7,350
	Income before taxes and non-controlling interests	2,831	391	834	2	4,058
	Income taxes	706	112	268	(117)	969
	Non-controlling interests	–	–	1	9	10
	Net income	$2,125	$279	$565	$110	$3,079
2010	Net interest income	$5,475	$160	$704	$(135)	$6,204
	Non-interest income	1,829	1,588	1,063	1,401	5,881
	Intersegment revenue	269	(269)	–	–	–
	Total revenue	7,573	1,479	1,767	1,266	12,085
	Provision for credit losses	1,186	1	88	(229)	1,046
	Non-interest expenses	3,842	1,163	1,147	875	7,027
	Income before taxes and non-controlling interests	2,545	315	532	620	4,012
	Income taxes	702	90	178	563	1,533
	Non-controlling interests	–	–	12	15	27
	Net income	$1,843	$225	$342	$42	$2,452

(1)	Starting in 2012, Wholesale Banking revenue and income taxes are reported on a TEB basis with an equivalent offset in the revenue and income taxes of Corporate and Other. Information relating to 2011 and 2010 has been reclassified accordingly.

The following discussion provides a comparison of our results of operations for the years ended October 31, 2011 and 2010 on a Canadian GAAP basis.

Overview

Net income for 2011 was $3,079 million, compared to $2,452 million in 2010. The increase in net income was primarily due to lower income tax expense. Increase in revenue and lower provision for credit losses were mostly offset by higher non-interest expenses.

Revenue by segments

Retail and Business Banking

Revenue was up $392 million or 5% from 2010, primarily due to volume growth across most lines of business, and higher treasury allocations and fees, partially offset by narrower spreads.

Wealth Management

Revenue was up $157 million or 11% from 2010, primarily due to higher revenue from retail brokerage and asset management.

CIBC 2012 ANNUAL REPORT	17

Management’s discussion and analysis

Wholesale Banking

Revenue was up $297 million or 17% from 2010, primarily due to higher merchant banking gains, corporate credit and advisory revenue, higher equity sales and new issuance revenue and lower losses in the structured credit run-off business, partially offset by lower revenue from fixed income and U.S. real estate finance. Revenue in 2011 included the favourable impact of a higher TEB adjustment.

Corporate and Other

Revenue was down $682 million or 54% from 2010, mainly due to lower foreign exchange gains on capital repatriation activities and higher losses related to securitization activities, and lower gains on sale of AFS securities. These were partially offset by higher unallocated treasury revenue, the gain on sale of CMT’s Issuer Services business, and higher interest income on tax reassessments. Revenue in 2011 included the unfavourable impact of a higher TEB adjustment discussed above.

Consolidated CIBC

Net interest income

Net interest income was up $146 million or 2% from 2010, primarily due to volume growth in most retail products, including the impact of the acquisition of the MasterCard portfolio completed on September 1, 2010, partially offset by narrower spreads. In addition, trading-related net interest income was higher in 2011. These factors were partially offset by lower interest income from CIBC FirstCaribbean, lower treasury-related net interest income, and lower interest income on tax reassessments.

Non-interest income

Non-interest income was up $18 million or less than 1% from 2010. Higher income from securitized assets, higher mutual fund, underwriting and advisory fees, and lower losses related to the structured credit run-off business were largely offset by lower foreign exchange gains on capital repatriation activities, and lower card fees.

Provision for credit losses

The provision for credit losses was down $205 million or 20% from 2010. Specific provision for credit losses in consumer portfolios was down $181 million mainly due to lower write-offs across most products and the favourable impact of higher credit card securitizations in 2011. This was partially offset by losses arising from the acquired MasterCard portfolio. Specific provision for credit losses in the business and government lending portfolios was down $95 million, primarily due to the improvement in credit quality of our portfolios in Canada and in our U.S. real estate finance business, partially offset by higher provisions in CIBC FirstCaribbean and in our exited leveraged finance business in Europe.

The change in general provision for credit losses was unfavourable by $71 million from 2010. This was primarily due to a slowing improvement in the Visa cards portfolio compared to 2010, partially offset by a decrease in provision in the personal loans portfolio.

Non-interest expenses

Non-interest expenses increased by $323 million or 5% from 2010, primarily due to higher employee compensation and benefits, partially offset by lower business and capital taxes, and professional fees. The servicing fees in relation to the acquisition of the MasterCard portfolio and expenses related to the sale of a merchant banking investment also contributed to the increase in 2011.

Income taxes

Income tax expense was $969 million, compared to $1,533 million in 2010. This change was primarily due to higher income tax expense in 2010 related to foreign exchange gains on capital repatriation activities. Also, income tax expense was favourably impacted in 2011 by higher tax-exempt income and a lower domestic statutory income tax rate.

18	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance.

Adjusted measures

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our three adjusted measures noted below. Items of note include the results of our structured credit run-off business, the amortization of intangibles and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitate a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.

We also adjust our results to gross up tax-exempt revenue on certain securities to a TEB basis, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue.

Adjusted diluted EPS

We adjust our reported diluted EPS to remove the impact of items of note, net of taxes, and any other item specified in the table on the following page.

Adjusted efficiency ratio

We adjust our reported revenue and non-interest expenses for the impact of items of note and gross up tax-exempt revenue to bring it to a TEB basis, as applicable.

Adjusted dividend payout ratio

We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of taxes, to calculate adjusted dividend payout ratio.

Economic capital

Economic capital provides the financial framework to evaluate the returns of each SBU, commensurate with risk assumed.

Economic capital is an estimate of the amount of equity capital required by the businesses to absorb losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises a number of key risk types including credit, strategic, operational, investment, and market. The economic capital methodologies that we employ quantify the level of inherent risk within our products, clients, and business lines, as required. The difference between our total equity capital and economic capital is held in Corporate and Other.

There is no comparable GAAP measure for economic capital.

Economic profit

Net income attributable to equity shareholders, adjusted for a charge on economic capital, determines economic profit. This measures the return generated by each SBU in excess of our cost of capital, thus enabling users of our financial information to identify relative contributions to shareholder value.

Segmented return on equity

We use return on equity (ROE) on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While ROE for total CIBC provides a measure of return on common equity, ROE on a segmented basis provides a similar metric relating to the economic capital allocated to the segments. As a result, segmented ROE is a non-GAAP measure.

Tangible common equity

Tangible common equity (TCE) comprises the sum of common share capital excluding short trading positions in our own shares, retained earnings, contributed surplus, non-controlling interests, and accumulated other comprehensive income (AOCI), less goodwill and intangible assets other than software. The TCE ratio is calculated by dividing TCE by risk-weighted assets (RWAs).

Managed loans

Under Canadian GAAP, securitized loans were removed from the consolidated balance sheet upon sale. Loans on a managed basis included securitization inventory as well as loans and securities sold. We used this measure to evaluate the credit performance and the overall financial performance of the underlying loans.

CIBC 2012 ANNUAL REPORT	19

Management’s discussion and analysis

The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

		IFRS		Canadian GAAP
$ millions, as at or for the year ended October 31		2012	2011	2010	2009	2008
Reported and adjusted diluted EPS
Reported net income (loss) attributable to diluted common shareholders	A	$3,173	$2,728	$2,283	$1,012	$(2,179)
Adjusting items:
After-tax impact of items of note(1)		88	316	200	1,209	4,709
Dividends on convertible preferred shares(2)		–	(38)	–	–	–
Adjusted net income attributable to diluted common shareholders(3)	B	$3,261	$3,006	$2,483	$2,221	$2,530
Reported diluted weighted-average common shares outstanding (thousands)	C	404,145	406,696	388,807	382,442	371,763
Removal of impact of convertible preferred shares (thousands)(2)		–	(9,609)	–	–	–
Adjusted diluted weighted-average shares outstanding (thousands)(3)	D	404,145	397,087	388,807	382,442	371,763
Reported diluted EPS ($)	A/C	$7.85	$6.71	$5.87	$2.65	$(5.89)
Adjusted diluted EPS ($)(3)	B/D	8.07	7.57	6.39	5.81	6.80
Reported and adjusted efficiency ratio
Reported total revenue	E	$12,549	$12,435	$12,085	$9,928	$3,714
Adjusting items:
Pre-tax impact of items of note(1)		(9)	21	(291)	1,453	7,273
TEB		281	189	53	42	188
Adjusted total revenue(3)	F	$12,821	$12,645	$11,847	$11,423	$11,175
Reported non-interest expenses	G	$7,215	$7,486	$7,027	$6,660	$7,201
Adjusting items:
Pre-tax impact of items of note(1)		(63)	(358)	(99)	(72)	(309)
Adjusted non-interest expenses(3)	H	$7,152	$7,128	$6,928	$6,588	$6,892
Reported efficiency ratio	G/E	57.5%	60.2%	58.1%	67.1%	n/m
Adjusted efficiency ratio(3)	H/F	55.8%	56.4%	58.5%	57.7%	61.7%
Reported and adjusted dividend payout ratio
Reported net income (loss) attributable to common shareholders	I	$3,173	$2,690	$2,283	$1,012	$(2,179)
Adjusting items:
After-tax impact of items of note(1)		88	316	200	1,209	4,709
Adjusted net income attributable to common shareholders(3)	J	$3,261	$3,006	$2,483	$2,221	$2,530
Dividends paid to common shares	K	$1,470	$1,391	$1,350	$1,328	$1,285
Reported dividend payout ratio	K/I	46.3%	51.7%	59.1%	>100%	n/m
Adjusted dividend payout ratio(3)	K/J	45.1%	46.3%	54.4%	59.8%	50.8%
Loan loss ratio
Loans and acceptances (net of allowances for credit losses)				$184,576	$175,609	$180,323
Add: loans securitized				53,669	51,826	43,409
Managed loans and acceptances(3)	L			$238,245	$227,435	$223,732
Specific provision for credit losses				$1,201	$1,412	$700
Add: losses on securitized portfolio				135	193	140
Specific provision for credit losses on a managed basis(3)	M			$1,336	$1,605	$840
Loan loss ratio (on managed basis)(3)	M/L			0.56%	0.70%	0.38%

(1)	Reflects impact of items of note under “2012 Financial results” section and below.

(2)	We have irrevocably renounced by way of a deed poll, our right to convert the series 26, 27, and 29 non-cumulative Class A Preferred Shares (the Convertible Preferred Shares) into CIBC common shares, except in circumstances that would be a “Trigger Event” as described in the August 2011 Non-Viability Contingent Capital advisory issued by OSFI. By renouncing our conversion rights, the Convertible Preferred Shares are no longer dilutive subsequent to August 16, 2011, the date the conversion rights were renounced by CIBC. The impact of dilution prior to August 17, 2011 has been removed for the purposes of calculation of the adjusted diluted EPS.

(3)	Non-GAAP measure.

n/m	Not meaningful.

20	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Impact of the items of note in prior years (Canadian GAAP)

2010

Net income was affected by the following items of note:

•	$232 million ($161 million after-tax) loss from the structured credit run-off business;
•	$411 million ($117 million loss after-tax) of foreign exchange gains on capital repatriation activities;
•	$141 million ($98 million after-tax) reduction in the general allowance;
•	$25 million future tax asset write-down resulting from the enactment of lower Ontario corporate tax rates;
•	$30 million ($17 million after-tax) reversal of interest expense related to the favourable conclusion of prior years’ tax audits; and
•	$17 million ($12 million after-tax) negative impact of changes in credit spreads on MTM of credit derivatives in our corporate loan hedging program.

The above items of note increased revenue by $291 million, decreased provision for credit losses by $141 million, increased non-interest expenses by $99 million, and income tax expense by $533 million. In aggregate, these items of note decreased net income by $200 million.

2009

Net income was affected by the following items of note:

•	$1,003 million ($684 million after-tax) loss on the structured credit run-off business;
•	$265 million ($182 million after-tax) negative impact of changes in credit spreads on the MTM of credit derivatives in our corporate loan hedging program;
•	$164 million ($106 million after-tax) of valuation charges related to certain trading and AFS positions in exited and other run-off businesses;
•	$136 million ($81 million after-tax) of higher than normal losses and write-downs on our legacy merchant banking portfolios;
•	$107 million ($73 million after-tax) provision for credit losses in the general allowance;
•	$92 million ($51 million after-tax) MTM loss relating to interest-rate hedges for the leveraged lease portfolio that did not qualify for hedge accounting;
•	$83 million ($56 million after-tax) loan loss in our leveraged loan and other run-off portfolios;
•	$27 million ($18 million after-tax) of a higher litigation provision and other operational costs;
•

$26 million ($18 million after-tax) decrease in credit valuation adjustments (CVAs) against credit exposures to derivative counterparties, other than financial guarantors, on non-structured credit contracts;

•	$25 million ($17 million after-tax) interest income on income tax reassessments; and
•	$111 million ($7 million after-tax) of foreign exchange gains on capital repatriation activities.

The above items of note decreased revenue by $1,453 million, increased provision for credit losses by $190 million, non-interest expenses by $72 million, and decreased income tax expense by $506 million. In aggregate, these items of note decreased net income by $1,209 million.

2008

Net loss was affected by the following items of note:

•	$7,312 million ($4,925 million after-tax) loss on the structured credit run-off business;
•	$519 million positive impact of favourable tax-related items, including $486 million on recognition of an additional expected tax benefit relating to Enron-related litigation settlements;
•	$414 million ($279 million after-tax) positive impact of changes in credit spreads on the MTM of credit derivatives in our corporate loan hedging program;
•	$192 million ($130 million after-tax) of higher than normal severance accruals;
•	$177 million ($106 million after-tax) of higher than normal losses/write-downs on our merchant banking and other investment portfolios;
•	$125 million ($78 million after-tax) combined loss related to the sale of some of our U.S. businesses to Oppenheimer, and the exit of certain trading positions;
•	$106 million ($67 million after-tax) of losses and interest expense related to leveraged leases;
•	$75 million ($50 million after-tax) of CVA against credit exposures to derivatives counterparties, other than financial guarantors, on non-structured credit contracts;
•	$56 million ($38 million after-tax) increase in market valuation adjustments due to changes in valuation technique on other than structured credit positions; and
•	$47 million foreign exchange gain ($113 million loss after-tax) on the repatriation of capital and retained earnings.

The above items of note decreased revenue by $7,273 million, increased non-interest expenses by $309 million, and decreased income tax expense by $2,873 million. In aggregate, these items of note increased net loss by $4,709 million.

CIBC 2012 ANNUAL REPORT	21

Management’s discussion and analysis

Strategic business units overview

CIBC has three main strategic business units (SBUs) – Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by six functional groups – Technology and Operations; Corporate Development; Finance; Treasury; Administration; and Risk Management, which form part of Corporate and Other. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean; strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited; and other income statement and balance sheet items not directly attributable to the business lines.

FirstLine mortgages

Effective July 31, 2012, CIBC stopped accepting new mortgage applications through the FirstLine mortgages brand. Accordingly, the results of the exited FirstLine broker channel have been retroactively reclassified from Personal banking to Other within Retail and Business Banking.

Business unit allocations

Treasury activities impact the reported financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our customer-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The majority of the revenue from these Treasury activities is then allocated to the Other line of business within relevant SBUs. Treasury also allocates capital to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unallocated capital remain in Corporate and Other. We review our transfer pricing and treasury allocation methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Retail and Business Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the lines of business and SBUs. Periodically, the sales and trailer commission rates paid to customer segments for certain products are revised and applied prospectively.

Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria. Revenue, expenses, and other balance sheet resources related to certain activities are fully allocated to the lines of business within the SBUs.

The individual allowances and related provisions are reported in the respective SBUs. The collective allowances and related provisions are reported in Corporate and Other except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs. All allowances and related provisions for CIBC FirstCaribbean are reported in Corporate and Other.

Revenue, taxable equivalent basis

The SBUs evaluate revenue on a taxable equivalent basis. In order to arrive at the TEB amount, the SBUs gross up tax-exempt revenue on certain securities to a TEB basis, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue. Simultaneously, an equivalent amount is booked as an income tax expense resulting in no impact on net income of the SBUs. This measure enables comparability of revenue arising from both taxable and tax-exempt sources. The total TEB adjustments of the SBUs are offset in revenue and income tax expense in Corporate and Other.

22	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Retail and Business Banking

Retail and Business Banking provides clients across Canada with financial advice, products and services through a strong team of advisors and more than 1,100 branches, as well as our ABMs, mobile sales force, telephone banking, online and mobile banking.

Our business strategy

Retail and Business Banking has actively shifted its strategy to a client-centric focus with the objective of accelerating profitable revenue growth and enhancing the client experience across all of our channels.

Supporting our retail objectives are three strategic priorities:

1.	Deepen relationships with our clients
2.	Improve our sales and service capabilities
3.	Acquire and retain clients

2012 progress

We made good progress in 2012 against our strategic priorities.

Deepen client relationships	Improve our sales and service capabilities	Acquire and retain clients

•       We launched the CIBC Home Power Plan, combining the benefits of a traditional mortgage and a line of credit to give clients a long-term borrowing solution resulting in a deeper relationship with CIBC.

•       We launched the CIBC Total Banking Rebate to recognize and reward clients with fee discounts for building deeper relationships with us.

•       We introduced the Next Best Offer program in our client contact centres and branches to enable our frontline sales teams to better understand our clients’ needs and know the best offer based on their current holdings.

•       We were named the Best Commercial Bank in Canada by World Finance magazine for our strong client focus, clear commitment to building long-term client relationships, investment in infrastructure and strong management focus on strategic priorities.

•       We launched Break Away – an innovative leadership development program designed to help frontline leaders focus their teams on best practice activities in order to enhance the client experience and accelerate profitable revenue growth.

•       We implemented inter-branch banking capabilities for Small Business clients and launched the new cash management solution, CIBC Cash Management Online, to enhance the client experience.

•       We invested in a host of process improvements to increase responsiveness and enhance client experience.

•       We exited the FirstLine mortgage broker channel and are renewing FirstLine clients into CIBC branded mortgages where we have the opportunity to cross-sell and deepen client relationships.

•       Continuing our leadership in mobile innovations, we announced the first point-of-sale mobile credit card transaction in Canada in partnership with Rogers Communications. This new mobile payments functionality allows our clients to use their existing CIBC credit card through their smartphone to purchase goods.

•       We continued to invest in our branch network, with 28 new, relocated or expanded branches across the country this year and expanded hours of business. Now, more than half of our branches are open Saturdays and we have doubled the number of branches open Sundays and have extended our weekly hours in over 90% of our branches.

Our focus for 2013

Our strategic priorities remain the same for 2013. Our focus will be to:

•	Implement key initiatives that accelerate profitable revenue growth and enhance client experience
•	Continue to deepen client relationships by focusing on CIBC brand products and services
•	Leverage our multi-channel strategy with further investments in branches, mobile and online banking and our payments capabilities

2012 financial review

CIBC 2012 ANNUAL REPORT	23

Management’s discussion and analysis

Personal banking • 4% growth in funds managed • Strong growth in CIBC branded products at 5%, led by mortgage growth of 10% • Maintained #1 market share in cards
Business banking • 7% growth in funds managed • Business lending grew 7%, 10% excluding commercial mortgages • Strong growth of 8% in core business deposits

Results(1)

$ millions, for the year ended October 31	2012	2011
Revenue
Personal banking(2)	$6,309	$6,270
Business banking	1,501	1,411
Other(2)	344	364
Total revenue	8,154	8,045
Provision for credit losses	1,080	1,096
Non-interest expenses	4,059	4,034
Income before taxes	3,015	2,915
Income taxes	729	731
Net income	$2,286	$2,184
Net income attributable to:
Equity shareholders (a)	$2,286	$2,184
Efficiency ratio	49.8%	50.1%
Return on equity(3)	58.3%	64.2%
Charge for economic capital(3) (b)	$(507)	$(464)
Economic profit(3) (a+b)	$1,779	$1,720
Average assets ($ billions)	$253.2	$256.4
Full-time equivalent employees	21,857	21,658

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.

(2)	Results of FirstLine mortgages have been retroactively reclassified from Personal banking to Other.

(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $102 million or 5% from 2011. Revenue increased as a result of volume growth across most retail products and higher fees, partially offset by narrower spreads. Non-interest expenses were higher and provision for credit losses was lower.

Revenue

Revenue was up $109 million or 1% from 2011.

Personal banking revenue was up $39 million or 1%, primarily due to volume growth in deposits and lending and higher fees, partially offset by lower spreads.

Business banking revenue was up $90 million or 6%, primarily due to volume growth across most products.

Other was down $20 million or 5%, primarily due to lower revenue relating to FirstLine mortgages.

Provision for credit losses

Provision for credit losses was down $16 million or 1% from 2011, primarily due to higher recoveries, lower bankruptcies and write-offs in the cards portfolio, partially offset by higher provisions in the personal and business lending portfolios.

Non-interest expenses

Non-interest expenses were up $25 million or 1% from 2011, mainly due to increased spending on strategic business initiatives, partially offset by operational efficiencies during the year.

Income taxes

Income tax expense was comparable to the prior year, as the favourable impact of the lower statutory tax rate was offset by the impact of higher income.

Average assets

Average assets were down $3.2 billion or 1% from 2011 due to run-off of the exited FirstLine mortgage channel and lower allocated treasury assets. Excluding the above two items, average assets grew by 6%.

24	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Wealth Management

Wealth Management provides relationship-based advisory services and an extensive suite of leading investment solutions to meet the needs of institutional, retail and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through nearly 1,500 advisors across Canada.

Our business strategy

In Wealth Management we seek to grow our business in Canada and internationally, particularly in the United States. This growth is supported by three strategic priorities:

1.	Attract and deepen client relationships
2.	Seek new sources of domestic assets
3.	Pursue acquisitions and investments

2012 progress

We made good progress in 2012 against our strategic priorities.

Attract and deepen client relationships	Seek new sources of domestic assets	Pursue acquisitions and investments

•       We are leveraging our investment performance momentum, enhancing products, and creating an integrated offer to build deeper, long-term relationships with our Wealth Management clients.

•       We are attracting new clients to our platform with innovative loyalty pricing through CIBC Investor’s Edge, our self directed brokerage, and specialized advisory services for our high net worth clients in CIBC Wood Gundy, our full service brokerage, and CIBC Private Wealth Management.

•       We continue to make investments to improve the client experience, including ongoing enhancements to our online brokerage website and advisory offer.

•       We are growing our domestic assets by attracting high quality advisors to our full service brokerage platform, CIBC Wood Gundy.

•       We are growing our institutional asset management client base and in 2012 added $1.9 billion to our institutional assets under management.

•       Our acquisition of the MFS McLean Budden private wealth management business added $1.4 billion in client assets and is well aligned with our risk appetite and approach to growing our domestic assets.

•       To complement our organic growth plans here in Canada, we seek opportunistic acquisitions and investments that align to our risk profile – similar to the acquisition of the MFS McLean Budden private wealth management business or last year’s investment in American Century Investments (ACI), a leading U.S.-based asset management company.

•       Our investment in ACI continues to generate solid results with positive net flows. This transaction was named Deal of the Year at the 19th Annual Mutual Fund Industry Awards for its impact on the mutual funds landscape.

Our focus for 2013

Our strategic priorities remain the same for 2013. Our focus next year will be to:

•	Further enhance the client experience by investing in advisory and financial planning capabilities, product innovation and technology enhancements
•	Continue to build distribution within the institutional client segment
•	Build scale in asset management and enhance our investment management capabilities

2012 financial review

CIBC 2012 ANNUAL REPORT	25

Management’s discussion and analysis

Retail brokerage • 5% growth in AUA – full service brokerage • 10% growth in AUA – self directed brokerage • CIBC Wood Gundy continues to have solid client satisfaction indicators

Asset management

•      11% growth in assets under management

•      Investment performance consistently amongst the Canadian leaders, as measured against median

•      Record net sales of long-term mutual funds of $3.9 billion

Private wealth management

•      Acquired the MFS McLean Budden private wealth management business, adding $1.4 billion in client assets

•      25% growth in funds managed (15% excluding MFS McLean Budden)

•      CIBC Private Investment Counsel is the fastest growing investment counselor amongst its peers, according to Investor Economics

26	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2012	2011
Revenue
Retail brokerage	$1,014	$1,082
Asset management	560	456
Private wealth management	100	98
Total revenue	1,674	1,636
Provision for credit losses	–	4
Non-interest expenses	1,232	1,241
Income before taxes	442	391
Income taxes	103	112
Net income	$339	$279
Net income attributable to:
Equity shareholders (a)	$339	$279
Efficiency ratio	73.6%	75.9%
Return on equity(2)	19.8%	31.7%
Charge for economic capital(2) (b)	$(214)	$(116)
Economic profit(2) (a+b)	$125	$163
Average assets ($ billions)	$4.0	$3.4
Assets under administration ($ billions)	$217.1	$202.9
Full-time equivalent employees	3,783	3,731

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $60 million or 22% from 2011. Net income increased as a result of higher revenue in asset management from our proportionate share of income in ACI including a gain relating to this equity-accounted investment shown as an item of note, partially offset by lower revenue in retail brokerage.

Revenue

Revenue was up $38 million or 2% from 2011.

Retail brokerage revenue was down $68 million or 6%, primarily due to lower commissions from equity trading and new issuance activity.

Asset management revenue was up $104 million or 23%, primarily due to the income from our proportionate share in ACI including the item of note discussed above.

Private wealth management revenue was comparable to 2011.

Non-interest expenses

Non-interest expenses were down $9 million or 1% from 2011, mainly due to lower performance-based compensation, partially offset by higher salaries.

Income taxes

Income taxes were down $9 million or 8% from 2011, mainly due to a lower tax rate on the income from our proportionate share in ACI and the item of note discussed above.

Assets under administration

Assets under administration were up $14.2 billion or 7% from 2011, primarily due to record net sales of long-term mutual funds and higher average client assets.

CIBC 2012 ANNUAL REPORT	27

Management’s discussion and analysis

Wholesale Banking

Wholesale Banking provides a wide range of credit, capital markets, investment banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

Our business strategy

Our strategic plan in Wholesale Banking is to grow our business in targeted industries within our defined risk appetite.

We expect to achieve this by focusing on three key priorities:

1.	Add the most value to our clients in Canada
2.	Serve our clients abroad
3.	Identify and export core capabilities

2012 progress

We made good progress in 2012 against our strategic priorities.

Add value to clients	Serve our clients abroad	Identify and export core capabilities

•       We continued to bring value to our clients by delivering a comprehensive integrated suite of wholesale banking products and services.

•       We also continued to strengthen client service through enhanced coverage and the delivery of strategic solutions across our business.

•       We are further strengthening our capital markets, corporate and investment banking presence in the United States, the United Kingdom, Asia and Australia to meet the needs of our clients who are increasingly doing business in these regions.

•       We reinforced our energy advisory business with the acquisition of Griffis & Small, LLC. The transaction supports CIBC’s strategy of targeted growth in businesses and geographies where we have strong existing client relationships and capabilities, and complements our energy-focused teams in Calgary, the U.S., the U.K. and Asia.

•       We are focusing on supporting our clients’ international activities in energy, commercial real estate, mining, infrastructure and power and utilities. These are areas where we have expertise and where our capabilities can be easily exported.

•       We are thoughtfully deploying resources, ensuring that we align our balance sheet, talent and capital to areas that support business growth and profitability.

Our focus for 2013

Our strategic priorities remain consistent and will be supported by our focus on:

•	Delivering an integrated suite of products and services through a strong client service model in Canada
•	Serving our clients abroad
•	Expanding and deepening client relationships in Energy, Commercial Real Estate, Mining, Infrastructure and Power & Utilities

2012 financial review

(1)	For additional information, see the “Non-GAAP measures” section.

28	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

We participated in a number of key transactions as:

•	Joint lead and lead coordinator on $15 billion of Canada Mortgage Bond offerings for Canada Housing Trust No. 1;
•	Financial advisor to the Maple Group on its $3.8 billion acquisition of the TMX Group, and acting as joint underwriter on the $1.9 billion acquisition financing to support the Maple Group;
•	Financial advisor and co-lead arranger to CGI on its acquisition of Logica for $3.3 billion;
•

Financial advisor to Starlight Investments on its acquisition of TransGlobe Apartment Real Estate Investment Trust for $2.3 billion, and acting as sole underwriter, arranger and bookrunner on $555 million of financings to support Starlight Investment Limited, PSPIB and Timbercreek Asset Management on their acquisition of TransGlobe Apartment REIT;

•	Exclusive financial advisor to Rogers Communications Inc. on its joint acquisition with Bell Canada of a 79.5% stake in Maple Leaf Sports & Entertainment for $1.3 billion;
•	Joint bookrunner on two bought deals for Crescent Point Energy Corp. raising a total of $1.2 billion;
•	Bookrunner on a wide variety of investment grade and high yield credits across several industry sectors, including $3.0 billion of senior unsecured notes for Wells Fargo Canada Corporation;
•	Joint lead and bookrunner on 10 US$ bond offerings for Canadian provinces, raising a total of US$11.9 billion; and
•	Other large equity offerings included a $601 million financing by Fortis Inc., a $237 million financing by Intact Financial Corporation, and a $277 million financing by Detour Gold Corporation.

Capital markets

•      CIBC was ranked among the leading FX providers globally, and was also ranked a top bank in Canadian dollar service in the FX Week Best Bank Awards 2012

•      Ranked #1 among Canadian prime brokers by Global Custodian Prime Brokerage Survey and ranked #2 provider of Canadian equity research, according to the latest Brendan Wood International survey

•      Ranked #2 in market share in fees for Equity Capital Markets by Brendan Wood International

•      Ranked #1 by deal count and #2 by volume in bond underwriting

•      Acted as bookrunner on three of the top five equity issuances

•      Ranked #1 underwriter in Canadian dollar-denominated debt for governments in Canada, and also ranked #1 underwriter in US$ debt for Canadian governments – a first for CIBC

Corporate and investment banking

•      Ranked #1 Investment Bank in terms of breadth of client relationships in 2012, up from #4 a year ago by Greenwich Associates

•      Ranked #1 overall in loan syndication by number of deals and #2 by volume

•      Maintained Canadian lending market share, global authorized loan commitments up by 22%

•      Continued to expand our footprint in industry sectors and subsectors where we have core capabilities

•      Opened a new corporate banking advisory office in Australia

CIBC 2012 ANNUAL REPORT	29

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2012	2011
Revenue
Capital markets	$1,195	$1,099
Corporate and investment banking	801	948
Other	64	11
Total revenue(2)	2,060	2,058
Provision for credit losses	142	47
Non-interest expenses	1,115	1,218
Income before taxes	803	793
Income taxes(2)	190	250
Net income	$613	$543
Net income attributable to:
Non-controlling interests	$–	$1
Equity shareholders (a)	613	542
Efficiency ratio	54.1%	59.2%
Return on equity(3)	28.8%	30.4%
Charge for economic capital(3) (b)	$(271)	$(237)
Economic profit(3) (a+b)	$342	$305
Average assets ($ billions)	$117.9	$110.6
Full-time equivalent employees	1,268	1,206

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.

(2)	Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $281 million (2011: $189 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $70 million or 13% from 2011, primarily due to lower non-interest expenses and a lower effective tax rate, partially offset by a higher provision for credit losses.

Revenue

Revenue was up $2 million from 2011.

Capital markets revenue was up $96 million or 9% due to higher trading revenue, higher fixed income and debt new issuance revenue, and a gain on sale of an interest in an entity in relation to the acquisition of TMX Group by Maple included as an item of note. In addition, the prior year included CVA charges against credit exposures to derivative counterparties (other than financial guarantors), whereas the current year includes a CVA reversal. Partially offsetting the above factors were lower equity new issuance and equity commission revenue, and the loss relating to the change in valuation of collateralized derivatives to an OIS basis included as an item of note.

Corporate and investment banking revenue was down $147 million or 16%, primarily due to lower investment portfolio gains and lower advisory and equity new issuance revenue, partially offset by higher revenue from corporate credit products and U.S. real estate finance.

Other revenue was up $53 million, primarily due to lower losses in the structured credit run-off business.

Provision for credit losses

Provision for credit losses was up $95 million from 2011 mainly due to higher losses in U.S. real estate finance and the exited U.S. leveraged finance portfolio.

Non-interest expenses

Non-interest expenses were down $103 million or 8% from 2011, mainly due to lower expenses in the structured credit run-off business and lower performance-based compensation. The prior year included expenses related to the sale of a merchant banking investment.

Income taxes

Income tax expense decreased by $60 million or 24% from 2011. The impact of a decrease in the relative proportion of income earned in higher tax jurisdictions was partially offset by the increased TEB adjustment on higher tax-exempt income.

Average assets

Average assets were up $7.3 billion or 7% from 2011, primarily due to increased trading activity and higher loan balances in corporate credit and U.S. real estate finance.

30	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Structured credit run-off business

The results of the structured credit run-off business are included in the Wholesale Banking SBU.

Results

$ millions, for the year ended October 31	2012	2011
Net interest income (expense)	$(67)	$(39)
Trading income (loss)(1)	35	(93)
FVO gains (losses)(1)	(12)	27
Other income	45	(1)
Total revenue	1	(106)
Provision for credit losses	–	3
Non-interest expenses	21	69
Loss before taxes	(20)	(178)
Income taxes	(5)	(50)
Net loss	$(15)	$(128)

(1)	During 2012, we reclassified gains and losses (both realized and unrealized) on certain trading securities and derivatives that are managed in conjunction with FVO financial instruments from trading income (loss) to FVO gains (losses), net in the consolidated statement of income. Prior year information has been reclassified accordingly.

The net loss for the year was $15 million (US$14 million), compared with $128 million (US$128 million) for the prior year.

The net loss for the year was mainly due to a decrease in the value of receivables related to protection purchased from financial guarantors (on loan assets that are carried at amortized cost), resulting from an increase in the MTM of the underlying positions, net interest and non-interest expenses. These were partially offset by a reduction in CVA relating to financial guarantors and gains on sales and terminations.

During the year, sales and terminations resulted in notional reductions in securities of US$296 million and purchased credit derivatives of US$2.5 billion. The completion of these transactions resulted in an aggregate gain of $33 million (US$34 million).

Position summary

The following table summarizes our positions within the structured credit run-off business:

US$ millions, as at October 31, 2012		Investment and loans(1)			Written credit derivatives, liquidity and credit facilities		Credit protection purchased from
							Financial guarantors		Other counterparties
	Notional	Fair value of trading AFS and FVO securities	Fair value of securities classified as loans	Carrying value of securities classified as loans	Notional	Fair value of written credit derivatives	Notional	Fair value net of CVA	Notional	Fair value net of CVA
USRMM - CDO	$–	$–	$–	$–	$298	$247	$–	$–	$298	$248
CLO	3,828	–	3,674	3,689	3,117	79	6,023	115	261	12
Corporate debt	–	–	–	–	4,968	51	–	–	4,968	54
Other	914	564	57	60	652	78	331	39	25	2
Unmatched	–	–	–	–	–	–	138	115	374	–
	$4,742	$564	$3,731	$3,749	$9,035	$455	$6,492	$269	$5,926	$316
October 31, 2011	$5,258	$581	$3,947	$4,044	$9,404	$765	$7,260	$479	$8,306	$536

(1)	Excluded from the table above are equity and surplus note AFS securities that we obtained in consideration for commutation of our U.S. residential mortgage market (USRMM) contracts with financial guarantors. The equity securities had a carrying value of US$7 million (2011: US$1 million) and the surplus notes had a notional value of US$140 million (2011: US$239 million) and a carrying value of US$12 million (2011: US$32 million).

USRMM – collateralized debt obligation (CDO)

Our net USRMM position, consisting of a written credit derivative, amounted to US$51 million. This position was hedged through protection purchased from a large U.S.-based diversified multinational insurance and financial services company with which we have market-standard collateral arrangements.

Collateralized loan obligation (CLO)

CLO positions consist of super senior tranches of CLOs backed by diversified pools of primarily U.S. (62%) and European-based (35%) senior secured leveraged loans. As at October 31, 2012, approximately 13% of the total notional amount of the CLO tranches was rated equivalent to AAA, and the remainder were rated between the equivalent of AA+ and AA-. As at October 31, 2012, approximately 17% of the underlying collateral was rated equivalent to BB- or higher, 51% was rated between the equivalent of B+ and B-, 7% was rated equivalent to CCC+ or lower, with the remainder unrated. The CLO positions have a weighted-average life of 2.9 years and average subordination of 30%.

Corporate debt

Corporate debt exposure consists of a large matched super senior derivative, where CIBC has purchased and sold credit protection on the same reference portfolio. The reference portfolio consists of highly diversified, predominantly investment grade corporate credit. Claims on these contracts do not occur until cumulative credit default losses from the reference portfolio exceed 30% during the 50-month term of the contract. On this reference portfolio, we have sold protection to an investment dealer.

Other

Our significant positions in Other, as at October 31, 2012, include:

•

US$232 million notional value of CDOs consisting of trust preferred securities (TruPs) collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as FVO securities and had a fair value of US$170 million;

•

US$189 million notional value of trading securities with a fair value of US$142 million, and US$304 million notional value of written protection with a fair value of US$76 million, on inflation-linked notes, and CDO tranches with collateral consisting of high-yield corporate debt portfolios, TruPs and non-U.S. residential mortgage-backed securities, with 37% rated the equivalent of AA- or higher, 14% rated between the equivalent of A+ and A-, and the majority of the remaining rated equivalent of BBB or lower;

CIBC 2012 ANNUAL REPORT	31

Management’s discussion and analysis

•	US$62 million notional value of an asset-backed security (ABS) classified as a loan, with fair value of US$52 million and carrying value of US$55 million;
•

Variable rate Class A-1/A-2 notes classified as trading securities with a notional value of US$290 million and a fair value of US$243 million, tracking notes classified as AFS with a notional value of US$14 million and a fair value of US$2 million, and loans with a notional value of US$60 million and fair value and carrying value of nil. These notes were originally received in exchange for our non-bank sponsored asset-backed commercial paper (ABCP) in January 2009, upon the ratification of the Montreal Accord restructuring; and

•	US$296 million of undrawn Margin Funding Facility related to the Montreal Accord restructuring.

Unmatched

The underlying in our unmatched positions are a reference portfolio of corporate debt and a loan backed by film receivables.

Credit protection purchased from financial guarantors and other counterparties

The following table presents the notional amounts and fair values of credit protection purchased from financial guarantors and other counterparties by counterparty credit quality, based on external credit ratings (Standard & Poor’s (S&P) and/or Moody’s Investors Service (Moody’s)), and the underlying referenced assets. Excluded from the table below are certain performing loans and tranched securities positions in our continuing businesses, with a total notional amount of approximately US$61 million, which are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors.

	Notional amounts of referenced assets						Credit protection purchased from financial guarantors and other counterparties
US$ millions, as at October 31, 2012	CLO	Corporate debt	CDO - USRMM	Other	Unmatched	Total notional	Fair value before CVA	CVA	Fair value net of CVA
Financial guarantors(1)
Investment grade	$3,680	$–	$–	$73	$138	$3,891	$258	$(44)	$214
Non-investment grade	75	–	–	201	–	276	54	(34)	20
Unrated	2,268	–	–	57	–	2,325	66	(31)	35
	6,023	–	–	331	138	6,492	378	(109)	269
Other counterparties(1)
Investment grade	261	20	298	25	–	604	260	3	263
Unrated	–	4,948	–	–	374	5,322	54	(1)	53
	$261	$4,968	$298	$25	$374	$5,926	$314	$2	$316
Total	$6,284	$4,968	$298	$356	$512	$12,418	$692	$(107)	$585
October 31, 2011	$6,777	$4,980	$361	$453	$2,995	$15,566	$1,222	$(207)	$1,015

(1)	In cases where one credit rating agency does not provide a rating, the classification in the table is based on the rating provided by the other agency. Where ratings differ between agencies, we use the lower rating.

The unrated other counterparties are primarily two Canadian conduits. These conduits are in compliance with their collateral posting arrangements and have posted collateral exceeding current market exposure. The fair value of the collateral as at October 31, 2012 was US$352 million relative to the US$53 million net exposure.

Gain on reduction of unfunded commitment on a variable funding note (VFN)

In 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a VFN issued by a CDO. Refer to Note 23 to the consolidated financial statements for additional details.

32	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Corporate and Other

Corporate and Other includes the six functional groups – Technology and Operations; Corporate Development; Finance; Treasury; Administration; and Risk Management – that support CIBC’s SBUs. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean; strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited; and other income statement and balance sheet items not directly attributable to the business lines.

Results(1)

$ millions, for the year ended October 31	2012	2011
Revenue
International banking	$582	$566
Other	79	130
Total revenue(2)	661	696
Provision for (reversal of) credit losses	69	(3)
Non-interest expenses	809	993
Income (loss) before taxes	(217)	(294)
Income taxes(2)	(318)	(166)
Net income (loss)	$101	$(128)
Net income (loss) attributable to:
Non-controlling interests	$8	$10
Equity shareholders	93	(138)
Full-time equivalent employees	15,687	15,644

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.

(2)	Wholesale Banking revenue and income taxes are reported on a TEB basis with an equivalent offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $281 million (2011: $189 million).

Financial overview

Net income was $101 million compared to a net loss of $128 million in 2011. The prior year included a goodwill impairment charge related to CIBC FirstCaribbean and losses from MTM volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities, partially offset by a gain on sale of CMT’s Issuer Services business, and interest income on tax reassessments. The current year included a provision for credit losses compared to a reversal of credit losses in the prior year and higher unallocated corporate support costs, partially offset by a net write-up of deferred tax assets, and higher unallocated treasury revenue.

Revenue

Revenue was down $35 million or 5% from 2011.

International banking revenue was up $16 million or 3% from 2011, primarily due to lower interest expense and the impact of a weaker Canadian dollar in CIBC FirstCaribbean.

Other revenue was down $51 million or 39% from 2011. The current year included a higher TEB adjustment, partially offset by higher unallocated treasury revenue. The prior year included the loss from MTM volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities, the gain on sale of CMT’s Issuer Services business, and interest income on tax reassessments.

Provision for (reversal of) credit losses

Provision for credit losses was $69 million compared to a reversal of credit losses of $3 million in 2011. There were lower net provision reversals of collectively assessed credit losses relating to business and government, commercial banking, and small business portfolios, partially offset by net higher provision reversals in the cards portfolio. The current year included higher losses in CIBC FirstCaribbean.

Non-interest expenses

Non-interest expenses were down $184 million or 19% from 2011. The prior year included the goodwill impairment charge noted above. The current year had higher unallocated corporate support costs.

Income taxes

Income tax benefit was up $152 million, primarily due to a higher TEB adjustment, and lower net write-offs of deferred tax assets as a result of a lower decline in tax rates. The current year included a write-up of deferred tax assets owing to higher Ontario income tax rates, whereas the prior year included net write-downs. The prior year included the CIBC FirstCaribbean goodwill impairment that was not tax-effected.

CIBC 2012 ANNUAL REPORT	33

Management’s discussion and analysis

Financial condition

Review of consolidated balance sheet

$ millions, as at October 31	2012	2011
Assets
Cash and deposits with banks	$4,727	$5,142
Securities
Trading	40,330	32,713
AFS	24,700	27,118
FVO	304	464
	65,334	60,295
Securities borrowed or purchased under resale agreements	28,474	27,479
Loans
Residential mortgages	150,056	150,509
Personal	35,323	34,842
Credit card	15,153	15,744
Business and government	43,624	39,663
Allowance for credit losses	(1,860)	(1,803)
	242,296	238,955
Derivative instruments	27,039	28,270
Customers’ liability under acceptances	10,436	9,454
Other assets	15,079	14,163
	$393,385	$383,758
Liabilities and equity
Deposits
Personal	$118,153	$116,592
Business and government	125,055	117,143
Bank	4,723	4,177
Secured borrowings	52,413	51,308
	300,344	289,220
Capital Trust securities	1,678	1,594
Obligations related to securities lent or sold short or under repurchase agreements	21,259	21,730
Derivative instruments	27,091	28,792
Acceptances	10,481	9,489
Other liabilities	10,671	11,704
Subordinated indebtedness	4,823	5,138
Equity	17,038	16,091
	$393,385	$383,758
Assets

Total assets as at October 31, 2012 were up by $9.6 billion or 3% from 2011.

Cash and deposits with banks were down $415 million or 8%, mainly due to lower treasury deposit placements.

Securities increased by $5.0 billion or 8%, due to an increase in trading securities, partially offset by a decrease in AFS securities. Trading securities increased mainly in the equity portfolios and government-issued or government-guaranteed securities. AFS securities decreased mainly in government-issued or guaranteed securities. Further details on the composition of securities are provided in Note 4 to the consolidated financial statements and in the “Supplementary annual financial information” section.

Securities borrowed or purchased under resale agreements increased by $995 million or 4% due to funding requirements and client-driven activities.

Loans increased by $3.3 billion or 1%. Residential mortgages were down $453 million mainly due to principal repayments and liquidations and lower mortgage originations. Personal loans were up $481 million due to volume growth. Credit card loans were down $591 million mainly due to net repayments. Business and government loans were up $4.0 billion due to growth in our domestic and international portfolios. A detailed discussion of the loan portfolios is included in the “Management of risk” section. Further details on the composition of loans are provided in Note 5 to the consolidated financial statements and in the “Supplementary annual financial information” section.

Customers’ liability under acceptances increased by $982 million or 10%, driven by growth in corporate and commercial banking.

Derivative instruments decreased by $1.2 billion or 4%, largely driven by lower foreign exchange and credit derivatives valuations.

Other assets were up $916 million or 6%, mainly due to higher current tax receivable.

Liabilities

Total liabilities as at October 31, 2012 were up by $8.7 billion or 2% from 2011.

Deposits were up $11.1 billion or 4%, driven by funding and retail volume growth. Further details on the composition of deposits are provided in Note 10 to the consolidated financial statements and in the “Supplementary annual financial information” section.

Obligations related to securities lent or sold short or under repurchase agreements decreased by $471 million or 2%, reflecting our funding requirements and client-driven activities.

34	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Derivative instruments decreased by $1.7 billion or 6% largely driven by lower foreign exchange and credit derivatives valuations.

Acceptances increased by $992 million or 10% due to the reasons noted above.

Other liabilities decreased by $1.0 billion or 9%, primarily due to lower negotiable instruments and broker client payables.

Subordinated indebtedness decreased by $315 million or 6% largely due to the redemption of our floating rate debentures during the year. See the “Capital management” section for more details.

Equity

Equity as at October 31, 2012 was up by $947 million or 6%, mainly due to a net increase in retained earnings and the issuance of common shares pursuant to the stock option, shareholder investment, and employee share purchase plans (ESPP). These were offset in part by repurchase and cancellation of common shares under the normal course issuer bid, and preferred share redemptions, as explained in the “Capital management” section below.

Capital resources

Our capital strength protects our depositors and creditors from risks inherent in our businesses, allows us to absorb unexpected losses, and enables us to take advantage of attractive business opportunities. It also enables us to maintain a favourable credit standing and to raise additional capital or other funding on attractive terms. Our objective is to maintain a strong and efficient capital base. We manage and monitor our capital to maximize risk-adjusted return to shareholders and to meet regulatory requirements.

Regulatory capital and ratios

Our minimum regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines in place during fiscal 2012 evolved from the Basel II framework of risk-based capital standards developed by the Bank for International Settlements (BIS). The BIS framework allows some domestic regulatory discretion in determining capital. Capital ratios of banks in different countries are, therefore, not strictly comparable unless adjusted for discretionary differences.

Current Basel II standards require that banks maintain minimum Tier 1 and Total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and Total capital ratios of at least 7% and 10%, respectively.

Capital adequacy requirements are applied on a consolidated basis. The consolidation basis applied to our financial statements is described in Note 1 to the consolidated financial statements. All subsidiaries, except certain investments and holdings which are not subject to risk assessment under Basel II and are instead deducted from regulatory capital, are included for regulatory capital calculation purposes. A deduction approach applies to investments in insurance subsidiaries, substantial investments, and applicable securitization-related activities. Our Canadian insurance subsidiary, CIBC Life Insurance Company Limited, is subject to OSFI’s Minimum Continuing Capital Surplus Requirements for life insurance companies.

Basel II changes

Commencing in the first quarter of 2012, we implemented changes to the capital requirements for securitization transactions outlined in the Basel Committee on Banking Supervision (BCBS) “Enhancements to the Basel II Framework” and changes to the trading book capital rules outlined in BCBS “Revisions to the Basel II Market Risk Framework”, commonly referred to as Basel 2.5.

Securitization

We generally use a ratings-based approach for the risk weighting of non-trading securitization exposures, except liquidity facilities provided to certain special purpose entities (SPEs) for which we apply an internal assessment approach. The mapping of our internal ratings with the ratings used by external ratings agencies and our internal ratings development process is discussed in the “Credit risk” section. Trading securitization exposures are risk-weighted following the internal ratings-based (IRB) approach for rated positions.

Our resecuritization exposures relate to our third-party structured vehicles and are comprised of investments, loans, and written credit derivatives.

Our credit risk mitigation process reduces the credit risk in our overall credit exposures including securitizations and resecuritization activities. We monitor credit and market risks within the securitization and resecuritization exposures in the same way as we monitor our other credit and market risk exposures.

Market risk

Changes relating to the “Revisions to the Basel II Market Risk Framework” are disclosed in detail in the “Market risk” section.

Risk-weighted assets

Under the Basel II advanced internal ratings based (AIRB) approach, credit RWAs are calculated according to the mathematical formula utilizing probability of default (PD), loss given default (LGD), and exposure at default (EAD), and in some cases, maturity adjustments.

Under the Basel II standardized approach, credit RWAs are calculated by applying the weighting factors specified in the OSFI guidelines to on- and off-balance sheet exposures. RWAs for market risk in the trading portfolio are statistically determined based on models approved by OSFI. RWAs for operational risk related to losses from inadequate or failed processes, people, and systems are determined under a model-based approach approved by OSFI.

CIBC 2012 ANNUAL REPORT	35

Management’s discussion and analysis

The components of our risk-weighted assets are shown in the table below:

	Risk-weighted amounts
$ millions, as at October 31	2012	2011(1)
Credit risk
Standardized approach
Corporate	$3,750	$3,735
Sovereign	670	676
Banks	206	428
Real estate secured personal lending	1,620	1,652
Other retail	1,680	1,961
	7,926	8,452
AIRB approach
Corporate	39,237	34,988
Sovereign	1,727	1,544
Banks	2,840	3,077
Real estate secured personal lending	4,825	4,876
Qualifying revolving retail	15,852	15,544
Other retail	5,011	5,764
Equity	901	613
Trading book	2,064	2,574
Securitizations	2,621	2,119
Adjustment for scaling factor	4,505	4,266
	79,583	75,365
Other credit risk-weighted assets	5,851	6,293
Total credit risk	93,360	90,110
Market risk (Internal Models and IRB Approach)	3,033	1,646
Operational risk (Advanced Measurement Approach)	18,836	18,212
Total risk-weighted assets	$115,229	$109,968

(1)	Capital measures for 2011 are under Canadian GAAP and have not been restated for IFRS.

The components of our regulatory capital are shown in the table below:

$ millions, as at October 31	2012	2011(1)
Tier 1 capital
Common shares	$7,751	$7,376
Contributed surplus	85	90
Retained earnings	7,042	7,605
Adjustment for transition to IFRS(2)	274	–
Foreign currency translation adjustments	(88)	(650)
Non-cumulative preferred shares	1,706	2,756
Innovative instruments	1,678	1,600
Certain non-controlling interests in subsidiaries	172	164
Goodwill	(1,702)	(1,894)
Gains on sale of applicable securitized assets(3)	–	(60)
Other deductions	(43)	–
50/50 deductions from each of Tier 1 and Tier 2(3)	(935)	(779)
15,940	16,208
Tier 2 capital
Perpetual subordinated indebtedness	219	234
Other subordinated indebtedness (net of amortization)	4,398	4,741
Net after-tax unrealized holding gains on AFS equity securities	196	5
Eligible allowance	106	108
50/50 deductions from each of Tier 1 and Tier 2(3)	(935)	(779)
Investment in insurance activities(4)	–	(230)
3,984	4,079
Total capital available for regulatory purposes	$19,924	$20,287
Regulatory capital ratios
Tier 1 capital	13.8%	14.7%
Total capital	17.3%	18.4%
Assets-to-capital multiple (ACM)	17.4	x	16.0	x

(1)	Capital measures for 2011 are under Canadian GAAP and have not been restated for IFRS.

(2)	OSFI’s IFRS transitional relief election.

(3)	Items which are deducted 50% from each of Tier 1 capital and Tier 2 capital include allowance shortfall calculated under AIRB approach, securitization exposures (other than gain on sale of applicable securitized assets), and substantial investments in unconsolidated entities.

(4)	Investment in insurance activities was deducted 100% from Tier 2 capital until October 31, 2011. Starting 2012, it is subject to a 50/50 deduction from Tier 1 and 2 capital, in accordance with OSFI’s transition rules.

The Tier 1 capital ratio was down 0.9% and the Total capital ratio was down 1.1% from October 31, 2011. The capital ratios were negatively impacted by an increase in RWAs while Tier 1 and Total regulatory capital were slightly lower than October 31, 2011. The increase in Tier 1 capital from October 31, 2011 due to internal capital generation and the issuance of common shares was more than offset by the impact of transition to IFRS, including the effect of adopting the OSFI’s IFRS transitional election, the purchase and cancellation of common shares, and the redemption of preferred shares (see below for details). Total capital was impacted by the removal of our floating rate Debentures (subordinated indebtedness) due June 22, 2017 (see below for details),

36	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

partially offset by an increase in net after-tax unrealized holding gains on AFS equity securities. RWAs were up from October 31, 2011 mainly due to higher corporate exposures and the implementation of Basel 2.5 changes noted above, which resulted in higher market risk and securitization RWAs.

The ACM was up 1.4 times from October 31, 2011 primarily due to higher on- and off-balance sheet assets and changes to total regulatory capital noted above.

We hold regulatory capital against the underlying exposures associated with our credit card securitization trusts (Cards II Trust and Broadway Trust) as we provide non-contractual support to those trusts. Applying this treatment resulted in a reduction of our Tier 1 and Total capital ratios by approximately 0.42% and 0.55%, respectively (2011: 0.49% and 0.63%, respectively).

Basel III and revisions to regulatory capital requirements

In order to promote a more resilient banking sector and strengthen global capital standards, the BCBS proposed significant enhancements and capital reforms to the current framework, referred to as Basel II. Changes to the Basel II market risk framework, which increased the capital requirements for the trading book and complex securitization exposures, were implemented in the first quarter of fiscal 2012. The complete revised framework, referred to as Basel III, will be effective January 1, 2013 and provides lengthy periods for transitioning to numerous new requirements. The most significant aspects of the reform are measures to improve the quality of capital and increase capital requirements for the global financial system. These measures are discussed further below.

The Basel III definition of capital requires common equity to be the predominant form of capital. This is achieved through the introduction of a new common equity metric (the Common Equity Tier 1 ratio) which will largely consist of common shares and retained earnings, with regulatory adjustments deducted from common equity for the purpose of calculating the new ratio. The regulatory adjustments include a broad range of items, such as goodwill, intangible assets, pension assets, deferred tax assets and equity investments in financial entities subject to investment thresholds and limits.

To enable banks to meet the higher capital requirements, the minimum Common Equity Tier 1 ratio requirement is set at 3.5% on implementation of Basel III on January 1, 2013, and increases to 4.5% by the end of 2014. Adding to the minimum requirement is an incremental capital conservation buffer which will be phased in at 0.625% per year commencing January 1, 2016 and ending at 2.5% on January 1, 2019. The regulatory adjustments (deductions from common equity) will also be phased in at the rate of 20% per annum starting 2014.

The new minimum requirements for the Tier 1 capital and Total capital ratios are 8.5% and 10.5%, respectively, including the incremental conservation buffer. Banks should meet these minimum requirements by January 1, 2019, starting with Tier 1 and Total capital ratios of at least 4.5% and 8%, respectively, at the commencement of the transition period on January 1, 2013.

The BCBS amended the rules on instruments that can be considered qualifying Tier 1 and Tier 2 capital instruments for the purposes of calculating regulatory capital under Basel III. In particular, capital instruments must be capable of absorbing loss at the point of non-viability of a financial institution in order to qualify as regulatory capital. The instruments that no longer qualify under Basel III will be excluded from regulatory capital at a rate of 10% per annum commencing January 1, 2013 through to January 1, 2022.

There will be higher capital requirements for counterparty credit risk affecting derivatives and secured financing activities and exposures that give rise to greater degrees of wrong-way risk. Additionally, in calculating the risk-weighted assets for exposures to financial institutions under the internal ratings-based approach, a 1.25 multiplier will be applied to the correlation parameter for these exposures subject to certain criteria. These measures together with risk-weighting certain items at 1,250% that were previously deducted from capital under Basel II (such as significant investments in commercial entities and exposures relating to securitization that are deducted from capital) have the effect of increasing the level of risk-weighted assets under Basel III.

Based on an assessment methodology which includes indicators of size, interconnectedness, substitutability, cross jurisdictional activities and complexity, at November, 2012, 28 global banks had been identified to have global systemic importance and they are subject to incremental capital requirements ranging from 1% to 2.5%. The increased capital requirement is expected to reduce moral hazard and probability of failure of these global systemically important banks (G-SIBs) which would cause significant disruption to the wider financial system and economic activity. None of the Canadian banks are on the list of 28 G-SIBs.

The BCBS also extended the G-SIBs framework for assessing domestic systemically important banks (D-SIBs). The framework is principles-based and provides domestic regulators with some flexibility in how they determine which banks are D-SIBs and what incremental capital requirements will be required. The BCBS expects the domestic regulators to adopt the D-SIBs’ higher loss absorbency capital requirements, which must be met through an extension of the capital conservation buffer, by 2016.

OSFI has confirmed that Basel III will be adopted in Canada, and has issued draft revisions to its guidelines for capital adequacy in Canada which incorporate the Basel III reforms. OSFI has indicated that it expects all institutions to establish target capital ratios that meet or exceed the 2019 all-in(1) minimum ratios plus conservation buffer early in the transition period. For the Common Equity Tier 1 ratio, the target is 7% by the first quarter of 2013. The targets for the Tier 1 capital ratio and Total capital ratio are 8.5% and 10.5% respectively, to be established by the first quarter of 2014. These targets may be higher for certain institutions or groups of institutions if the Superintendent feels the circumstances warrant it.

The Basel III proposal includes the implementation of a leverage metric to supplement the risk-based metric to prevent the build up of excessive on- and off-balance sheet leverage in the financial system. This would minimize the impact on asset prices and the general economy when banks are forced to de-lever during a downturn. Pending review of the final leverage requirements that will be developed by the BCBS for implementation in 2018, OSFI expects institutions to continue to meet the current Assets-to-Capital multiple test and to operate at or below their authorized multiple.

In accordance with OSFI’s requirements on the treatment of non-qualifying capital instruments, banks are expected to develop and maintain a redemption schedule for non-qualifying capital instruments that gives priority to redeeming instruments at their regular par redemption dates before exercising any regulatory event redemption rights. We expect to exercise our regulatory event redemption right in fiscal 2022 in respect of the $300 million 10.25% CIBC Tier 1 Notes – Series B due June 30, 2108 issued by CIBC Capital Trust.

We received confirmation from OSFI that our non-cumulative Class A preferred shares, Series 26, 27 and 29 (the Convertible Preferred Shares) will be treated as non-viability contingent capital (NVCC) for the purposes of determining regulatory capital under Basel III. In connection with receiving this confirmation, we have irrevocably renounced by way of a deed poll, our right to convert the Convertible Preferred Shares into CIBC common shares except in circumstances that would be a “Trigger Event” as described in the August 2011 Advisory issued by OSFI (which has been incorporated into the draft capital adequacy guidelines) and we have provided an undertaking to OSFI that we will immediately exercise our right to convert each of the Convertible Preferred Shares into CIBC common shares upon the occurrence of a Trigger Event.

We maintain prudent capital planning practices to ensure we are adequately capitalized and continue to exceed minimum standards and internal targets. Based on our current understanding of the revised capital requirements, we expect to exceed the new requirements ahead of implementation timelines that have been proposed by BCBS and OSFI, while continuing to invest for future growth. Based on our current understanding of the fully phased in Basel III rules and OSFI’s guidelines for capital adequacy as drafted at this time, we estimate that our pro forma Common Equity Tier 1 ratio on an all-in basis at October 31, 2012 would be 9.0%.

(1)	“All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments.

CIBC 2012 ANNUAL REPORT	37

Management’s discussion and analysis

Impact of OSFI’s IFRS transitional relief election

On conversion to IFRS, we excluded mortgage securitizations sold through Canada Mortgage and Housing Corporation (CMHC) programs up to and including March 31, 2010, from total assets for the purpose of calculating ACM, as permitted under OSFI’s Capital Adequacy Guidelines. In addition, as permitted under the guidelines, financial institutions can elect to phase in the impact of transitioning to IFRS on their regulatory capital over five quarters starting November 1, 2011. For the year ended October 31, 2012, we phased in $1,097 million of the negative IFRS transitional impact on Tier 1 capital, representing four-fifths of the aggregate $1,371 million negative impact of our IFRS transition on Tier 1 capital. In accordance with the guidelines, the amount eligible for phase-in was primarily comprised of retained earnings adjustments and a change from proportionate accounting to equity accounting for our investment in joint ventures.

If we had not made the election to phase in the Tier 1 capital impact of transition to IFRS, our capital ratios and ACM as at October 31, 2012 would have been as follows:

Tier 1 capital ratio	13.6%
Total capital ratio	17.1%
ACM	17.7	x

Capital management

Our capital management policies, established by the Board, relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities. Each year a capital plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuances, corporate initiatives and business growth. The capital plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. We maintain a process which determines plausible but stressed economic scenarios, and then apply these stresses to the vast majority of our exposures to determine the impact on the consolidated statement of income, RWA requirements, and consequently, key capital ratios. This helps us analyze the potential risks within our portfolios and establish prudent capital levels in excess of the regulatory minimum requirements. All of the elements of capital are monitored throughout the year and the capital plan is adjusted as appropriate.

The following were the main capital initiatives undertaken in 2012:

Subordinated debt

During the year, we purchased and cancelled US$15 million of our floating rate Debentures (subordinated indebtedness) due August 31, 2085.

On June 22, 2012, we redeemed all $257 million (€200 million) of our floating rate Debentures due June 22, 2017 for their outstanding principal amount plus unpaid interest accrued to the redemption date in accordance with their terms.

Preferred shares

On January 31, 2012, we redeemed all of our 18 million Non-cumulative Class A Series 31 Preferred Shares with a par value of $25.00 each at a redemption price of $26.00 per share for cash.

On April 30, 2012, we redeemed all of our 12 million Non-cumulative Class A Series 32 Preferred Shares with a par value of $25.00 each at a redemption price of $26.00 per share for cash.

On October 29, 2012, we redeemed all of our 12 million Non-cumulative Class A Series 18 Preferred Shares with a par value and redemption price of $25.00 each for cash.

Common shares

Effective April 26, 2012, the Board of Directors and CIBC common shareholders approved removing the cap on the maximum aggregate consideration for which CIBC’s common shares may be issued. Accordingly, CIBC’s authorized capital now consists of an unlimited number of common shares, without nominal or par value. Previously, CIBC was authorized to issue an unlimited number of common shares without nominal or par value, provided that the maximum aggregate consideration for all outstanding common shares at any time did not exceed $15 billion.

During the year, we issued 1.1 million (2011: 1.2 million) new common shares for a total consideration of $68 million (2011: $79 million), pursuant to stock option plans.

Under CIBC’s Shareholder Investment Plan (Plan), shareholders may elect to reinvest dividends received on common or preferred shares into additional common shares, and purchase additional common shares through optional cash contributions. Under the Plan, we may elect to have shares issued from Treasury or purchased in the open market. If the shares are issued from Treasury, we may offer a discount on reinvested dividends. Commencing with dividends paid on July 27, 2012, the participants in the Dividend Reinvestment Option and Stock Dividend Option of the Plan no longer receive a discount from average market price (as defined in the Plan) on the reinvested dividends in additional common shares. Previously, the shares were issued at a 2% discount. During 2012, we issued 3.7 million (2011: 5.5 million) new common shares for a total consideration of $271 million (2011: $411 million), pursuant to the Plan. Effective with the January 2013 dividend, shares acquired under the Plan will revert to open market purchases.

Employee contributions to CIBC’s Canadian ESPP have been used to purchase common shares issued from Treasury. For additional details about the ESPP, see Note 18 to the consolidated financial statements. During 2012, we issued 1.2 million (2011: 1.1 million) new common shares for a total consideration of $91 million (2011: $85 million), pursuant to the ESPP.

Normal course issuer bid

On September 5, 2012, the Toronto Stock Exchange accepted the notice of CIBC’s intention to commence a new normal course issuer bid. Purchases under this bid commenced on September 7 and will terminate upon the earlier of (i) CIBC purchasing 8.1 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 6, 2013. As of October 31, 2012, we purchased and cancelled 2,025,000 common shares under this bid at an average price of $77.33 for a total amount of $157 million.

Dividends

We paid quarterly dividends of 90 cents per common share for the first three quarters of 2012. For the fourth quarter of 2012, we increased our quarterly dividend from 90 cents to 94 cents per common share. Common and preferred share dividends are declared quarterly at the discretion of the Board. The declaration and payment of dividends is governed by Section 79 of the Bank Act (Canada), the terms of the preferred shares, and the terms of the Notes issued by CIBC Capital Trust, as explained in Notes 15 and 16 to the consolidated financial statements.

38	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Economic capital

Economic capital provides the financial framework to evaluate the returns of each business line, commensurate with risk assumed. It comprises the capital required to protect against unexpected losses, in periods of near catastrophic “worst case” loss scenarios, while remaining an independent going concern. Economic capital is therefore an estimate of the amount of equity capital required by the businesses to absorb losses consistent with our targeted risk rating over a one-year horizon. The economic capital methodologies that we employ quantify the level of inherent risk within our products, clients and business lines, as required. This enables us to measure and compare risk-adjusted returns across products and business lines, and contributes to the analysis of where to direct the allocation of balance sheet resources.

Our economic capital methodology comprises a number of key risk types including credit, strategic, operational, investment, and market.

Total economic capital by risk type	Total economic capital by segment

Outstanding share data

	Conversion of common shares(1)
	Shares outstanding		CIBC’s conversion date
As at November 30, 2012	No. of shares	$ millions
Common shares(2)	403,675,117	$7,768
Class A Preferred Shares
Series 26	10,000,000	250	April 30, 2008
Series 27	12,000,000	300	October 31, 2008
Series 29	13,232,342	331	May 1, 2010
Series 33	12,000,000	300	not convertible
Series 35	13,000,000	325	not convertible
Series 37	8,000,000	200	not convertible
Total		$1,706
Stock options outstanding	4,160,380

(1)	Preferred shareholders do not have the right to convert their shares into common shares.

(2)	Net of treasury shares.

As noted in the table above, Class A Preferred Shares Series 26, 27, and 29 provide CIBC with the right to convert the shares to common shares on or after a specified conversion date. We have irrevocably renounced by way of a deed poll, our rights to convert these shares into common shares except in circumstances that would be a “Trigger Event” as described in the August 2011 Non-Viability Contingent Capital advisory issued by OSFI (which has been incorporated into the draft capital adequacy guidelines). We have provided an undertaking to OSFI that we will immediately exercise our rights to convert these shares into common shares upon the occurrence of a Trigger Event. Each such share is convertible into a number of common shares, determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share.

Non-cumulative Rate Reset Class A Preferred Shares, Series 33 (Series 33 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 34 (Series 34 shares) at the holder’s option on July 31, 2014, subject to CIBC having announced its intention to redeem the shares. Thereafter, Series 33 shares and Series 34 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014, subject to CIBC having announced its intention to redeem the shares at each such anniversary.

Non-cumulative Rate Reset Class A Preferred Shares Series 35 (Series 35 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 36 (Series 36 shares) at the holder’s option on April 30, 2014, subject to CIBC having announced its intention to redeem the shares. Thereafter, Series 35 shares and Series 36 shares are convertible, one to the other, at every fifth anniversary of April 30, 2014, subject to CIBC having announced its intention to redeem the shares at each such anniversary.

Non-cumulative Rate Reset Class A Preferred Shares Series 37 (Series 37 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 38 (Series 38 shares) at the holder’s option on July 31, 2014, subject to CIBC having announced its intention to redeem the shares. Thereafter, Series 37 shares and Series 38 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014, subject to CIBC having announced its intention to redeem the shares at each such anniversary.

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. We consolidate all of our sponsored trusts that securitize our own assets with the exception of the commercial mortgage securitization trust.

CIBC-sponsored conduits

We sponsor a single-seller conduit and several multi-seller conduits (collectively, the conduits) in Canada. Our multi-seller conduits purchase pools of financial assets from our clients and finance the purchases by issuing ABCP to investors. Our single-seller conduit purchases pools of financial assets from

CIBC 2012 ANNUAL REPORT	39

Management’s discussion and analysis

our client and finances these purchases through a credit facility provided by a syndication of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers.

We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management, and operations services. The liquidity facilities for our sponsored multi-seller programs require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, to purchase non-defaulted assets.

We are subject to maintaining certain short-term and/or long-term debt ratings with respect to the liquidity facilities provided to our own sponsored conduits. If we are downgraded below the specified level, and we fail to make alternative arrangements that meet the requirements of the rating agencies that rate the ABCP issued by the conduits, we could be required to provide funding into an escrow account in respect of our liquidity commitments.

We may also act as the counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to mitigate the interest rate risk within the conduit.

All fees earned in respect of activities with the conduits are on a market basis.

As at October 31, 2012, the underlying collateral for various asset types in our multi-seller conduits amounted to $1.6 billion (2011: $1.3 billion). The estimated weighted-average life of these assets was 9 months (2011: 1 year). Our holdings of commercial paper issued by our non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors were $23 million (2011: $3 million). Our committed backstop liquidity facilities to these conduits were $2.2 billion (2011: $1.8 billion). We also provided credit facilities of $30 million (2011: $40 million) to these conduits as at October 31, 2012.

We participated in a syndicated facility for a 3-year commitment of $575 million to our single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment was $110 million. As at October 31, 2012, we funded $80 million (2011: $77 million) through the issuance of bankers’ acceptances.

We engage one or more of the four major rating agencies, Moody’s, Dominion Bond Rating Service (DBRS), S&P, and Fitch Ratings (Fitch), to opine on the credit ratings of ABS issued by our sponsored securitization vehicles. In the event that ratings differ between rating agencies we use the more conservative rating.

For additional details on our structured entities, see Note 6 to the consolidated financial statements.

$ millions, as at October 31	2012			2011
	Investment and loans(1)	Undrawn liquidity and credit facilities	Written credit derivatives(2)	Investment and loans(1)	Undrawn liquidity and credit facilities	Written credit derivatives(2)
CIBC-sponsored conduits	$103	$1,554	$–	$80	$1,297	$–
CIBC-structured CDO vehicles	232	40	207	292	42	284
Third-party structured vehicles
Structured credit run-off	4,313	333	4,382	4,497	391	4,830
Continuing	1,004	23	–	1,626	16	–
Pass-through investment structures	2,182	–	–	520	–	–
Commercial mortgage securitization trust	1	–	–	5	–	–

(1)	Excludes securities issued by, retained interest in, and derivatives with entities established by CMHC, Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae). $3.7 billion (2011: $3.9 billion) of the exposures related to CIBC-structured vehicles and third-party structured vehicles – structured credit run-off were hedged.

(2)	The negative fair value recorded on the consolidated balance sheet was $1.2 billion (2011: $1.6 billion). Notional of $3.3 billion (2011: $3.6 billion) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $307 million (2011: $450 million). An additional notional of $1.0 billion (2011: $1.2 billion) was hedged through a limited recourse note. Accumulated fair value losses were $26 million (2011: $46 million) on unhedged written credit derivatives.

Other financial transactions

We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee, and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds, except in very limited circumstances. We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee. We also participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.

Derivatives

We participate in derivatives transactions, as a market maker facilitating the needs of our clients or as a principal to manage the risks associated with our funding, investing and trading strategies. Since 2008, we have ceased activities in the following areas:

•	Credit derivative contracts with clients to enable them to create synthetic exposures to meet their needs; and
•

Intermediation trades that assume credit risks of clients through credit derivatives, and in turn offset these risks by entering into credit derivative contracts with third-party financial institutions.

All derivatives are recorded at fair value on our consolidated balance sheet. See Notes 12 and 24 to the consolidated financial statements for details on derivative contracts and the risks associated with them.

40	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Credit-related arrangements

We enter into various commitments to meet the financing needs of clients, which are summarized in the table below. For a detailed description of these arrangements, see Note 22 to the consolidated financial statements.

		Contract amounts expiration per period
$ millions, as at		Less than 1 year	1 - 3 years	3 - 5 years	5 years	Total
Oct. 31	Securities lending(1)	$15,396	$–	$–	$–	$15,396
2012	Unutilized credit commitments(2)	120,496	10,293	17,009	1,159	148,957
	Backstop liquidity facilities(3)	3,189	–	–	–	3,189
	Standby and performance letters of credit	5,857	695	631	321	7,504
	Documentary and commercial letters of credit	449	–	–	–	449
	Other	359	–	–	–	359
		$145,746	$10,988	$17,640	$1,480	$175,854
Oct. 31	Securities lending(1)	$10,924	$–	$–	$–	$10,924
2011	Unutilized credit commitments(2)	118,177	9,986	10,982	1,193	140,338
	Backstop liquidity facilities(3)	2,273	–	–	–	2,273
	Standby and performance letters of credit	5,180	656	463	24	6,323
	Documentary and commercial letters of credit	312	–	–	–	312
	Other	412	–	–	–	412
		$137,278	$10,642	$11,445	$1,217	$160,582

(1)	Excludes securities lending of $1.6 billion (2011: $2.8 billion) for cash because it is reported on the consolidated balance sheet.

(2)	Includes irrevocable lines of credit totalling $35.9 billion (2011: $32.2 billion).

(3)	Excludes backstop liquidity facilities provided to our consolidated sponsored ABCP programs totalling $390 million (2011: $1,104 million).

In addition, we transact securities lending activities in which we act as an agent for the owners of securities through a joint venture which we have with The Bank of New York Mellon. As at October 31, 2012, client securities lending of the joint venture totalled $48.1 billion (2011: $46.3 billion).

Guarantees

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby performance letters of credit and credit derivatives protection sold, as discussed in Notes 22 and 12 to the consolidated financial statements, respectively.

CIBC 2012 ANNUAL REPORT	41

Management’s discussion and analysis

Management of risk

We have provided certain disclosures required under IFRS 7, “Financial Instruments – Disclosures” related to the nature and extent of risks arising from financial instruments, in the MD&A as permitted by that IFRS standard. These disclosures are included in the sections “Risk overview”, “Credit risk”, “Market risk”, “Liquidity risk”, “Operational risk”, “Reputation and legal risk”, and “Regulatory risk”. These disclosures have been shaded and form an integral part of the consolidated financial statements.

Risk overview

Most of CIBC’s business activities involve, to a varying degree, a variety of risks, including credit, market, liquidity, and operational risks.

Our objective is to balance the level of risk with our business objectives for growth and profitability, in order to achieve consistent and sustainable performance over the long term, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture, and is supported by limits, policies, procedures and other controls.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite.

Our risk management framework includes:

•	The Board-approved risk appetite statement;
•	Risk policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test compliance with key controls;
•	Stress testing to consider potential impacts of changes in the business environment on capital, liquidity and earnings; and
•	Oversight through our risk-focused committees and governance structures.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking actions as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitate communication of risks and risk strategies across the organization, with oversight provided by the Board of Directors.

Risk governance

Our risk governance and management structure is illustrated below:

42	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Board of Directors (the Board): The Board oversees the enterprise-wide risk management program through approval of our risk appetite and supporting risk management policies and limits and related monitoring. The Board accomplishes its mandate through its Risk Management and Audit committees, described below.

Risk Management Committee (RMC): This committee assists the Board in fulfilling its responsibilities for approving CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. This includes oversight of policies, procedures and limits related to the identification, measurement, monitoring and controlling of CIBC’s principal business risks.

Audit Committee: The Audit Committee reviews the overall adequacy and the effectiveness of internal controls and the control environment, including controls over the risk management process.

Senior Executive Team (SET): The SET, led by the CEO, and including the executives reporting directly to the CEO, is responsible for setting business strategy and for monitoring, evaluating and managing risks across CIBC. The SET is supported by the following committees:

•

Asset Liability Committee (ALCO): This committee, which comprises the SET and senior Business and Risk Management executives, reviews CIBC’s key risks and implications for balance sheet and liquidity management.

•

Capital and Risk Committee (CRC): This committee, which comprises the SET and senior leaders from the lines of business, Risk Management and other infrastructure groups, provides a forum for the strategic assessment of risks and risk-mitigation strategies. Key activities include reviewing, evaluating and recommending CIBC’s risk appetite statement and risk strategies; reviewing and evaluating business strategies in the context of our risk appetite; and identifying, reviewing and advising on current and emerging risk issues and associated mitigation plans.

•

Governance and Control Committee (GCC): This committee acts as the senior point of management review with respect to the design and effectiveness of CIBC’s governance and internal control structure, within the parameters and strategic objectives established by the CEO and direction provided by the Board.

•

Reputation and Legal Risks Committee (RLR): This committee reviews transactions for potential material reputation and/or legal impacts and provides oversight of our policies and procedures relative to the management of reputation and legal risks.

Risk management

The Risk Management group is responsible for setting risk strategy and for providing independent oversight of risk measurement, monitoring and control. Our Risk Management group works in partnership with our businesses to identify, assess, mitigate and monitor the risks associated with business activities and strategies.

The Risk Management group performs several important activities including the following:

•	Developing CIBC’s risk appetite;
•	Setting risk strategy to manage risks in alignment with our risk appetite and business strategy;
•	Establishing and communicating policies, procedures and limits to control risks in alignment with risk strategy;
•	Measuring, monitoring and reporting on risk levels;
•	Identifying and assessing emerging and potential strategic risks; and
•	Deciding on transactions that fall outside of risk limits delegated to underlying business lines.

The five key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:

•

Capital Markets Risk Management – This unit provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), trading credit risk and trading operational risk across CIBC’s portfolios;

•	Card Products Risk Management – This unit oversees the management of credit risk in the card products portfolio, including the optimization of credit portfolio quality;
•

Retail Lending and Wealth Risk Management – This unit primarily oversees the management of credit and fraud risk in the retail lines of credit and loans, residential mortgage, and small business loan portfolios, including the optimization of credit portfolio quality. This unit is also responsible for overall risk management oversight of wealth management activities;

•

Wholesale Credit and Investment Risk Management – This unit is responsible for the adjudication and oversight of credit risks associated with our commercial and wholesale lending activities globally, management of the risks of our investment portfolios, as well as management of the special loans portfolios; and

•

Risk Services – This unit is responsible for enterprise-wide analysis and reporting. Risk Services is also responsible for economic capital methodologies, capital policies, and CIBC’s operational risk framework.

Liquidity, funding and interest rate risks are managed by Treasury. The measurement, monitoring and control of these risks are addressed in collaboration with Risk Management, with oversight provided by the ALCO.

Risk identification and measurement

Risk identification and measurement are important elements of our risk management framework. Risk identification is a continuous process, generally achieved through:

•	Ongoing monitoring of trading and non-trading portfolios;
•	Regular assessment of risks associated with lending and trading credit exposures;
•	Assessment of risks in new business activities and processes;
•	Assessment of risks in restructurings and re-organizations;
•	Assessment of risks in complex and unusual business transactions; and
•	Regular monitoring of the overall risk profile considering market developments and trends and external and internal events.

We have enterprise-wide methodologies, models and techniques in place to measure both the quantitative and qualitative aspects of risks, appropriate for the various types of risks we face. These methodologies, models and techniques are subject to independent assessment and review to ensure that the underlying logic remains sound, that model risks have been identified and managed, that use of the models continue to be appropriate and outputs are valid.

Risk is usually measured in terms of expected loss, unexpected loss, and economic capital.

CIBC 2012 ANNUAL REPORT	43

Management’s discussion and analysis

Expected loss

Expected loss represents the loss that is statistically expected to occur in the normal course of business in a given period of time.

In respect of credit risk, the parameters used to measure expected loss are PD, LGD, and EAD. These parameters are updated regularly and are based on our historical experience and benchmarking of credit exposures.

For trading market risks, Value-at-Risk (VaR) is the statistical technique used to measure risk. VaR is the estimate of the maximum loss in market value that we would expect to incur in our trading portfolio due to an adverse one-day movement in market rates and prices, within a given level of confidence.

For trading credit risks associated with market value based products, we use models to estimate exposure relative to the value of the portfolio of trades with each counterparty, giving consideration to market rates and prices.

Unexpected loss and economic capital

Unexpected loss is the statistical estimate of the amount by which actual losses might exceed expected losses over a specified time horizon, computed at a given confidence level. We use economic capital to estimate the level of capital needed to protect us against unexpected losses. Economic capital allows us to assess performance on a risk-adjusted basis. Refer to the “Financial condition” section for additional details.

We also use techniques such as sensitivity analysis and stress testing to help ensure that the risks remain within our risk appetite and that our capital is adequate to cover those risks. Our stress testing program includes evaluation of the potential effects of various economic and market scenarios on our risk profile, earnings and capital.

Risk controls

Our risk management framework includes a comprehensive set of risk controls, designed to ensure that risks are being appropriately identified and managed.

Our risk controls are part of CIBC’s overall Control Framework, developed based on the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) widely accepted “Internal Control – Integrated Framework”. The Control Framework also draws on elements of the OSFI Supervisory Framework and Corporate Governance Guidelines.

The Board, primarily through the RMC, approves certain risk limits and delegates specific transactional approval authorities to the CEO. The RMC must approve transactions that exceed delegated authorities. Onward delegation of authority by the CEO to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels.

In addition, CIBC has rigorous processes to identify, evaluate and remediate risk control deficiencies in a timely manner.

Regular reporting is provided to the RMC to evidence compliance with risk limits. Risk limits are reviewed annually by the RMC, and the delegation of authority to the CEO is reviewed and approved annually by the Board.

Credit risk

Credit risk primarily arises from our direct lending activities, and from our trading, investment, and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

To control credit risk in alignment with CIBC’s risk appetite, CIBC has implemented policies and standards as well as limits to control credit concentrations. Key policies and limits are subject to annual review and approval by the RMC.

Senior management reports to the RMC at least quarterly on material credit risk matters, including material credit transactions, compliance with limits, portfolio trends, impaired loans and credit loss provisioning levels. Impaired loan balances, allowances, and credit losses are reviewed by the RMC and the Audit Committee quarterly.

The Risk Management group provides enterprise-wide adjudication and oversight of the management of credit risk in our credit portfolios. Adjudication and portfolio management decisions are based on our risk appetite, as reflected in our policies, standards, and limits. Credit approval authorities are controlled to ensure decisions are made by qualified personnel.

Process and control

The credit approval process is centrally controlled, with all significant credit requests submitted to a credit adjudication group within Risk Management that is independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be referred to the Credit Committee, a sub-committee of the CRC, or to the RMC for approval.

After initial approval, individual credit exposures continue to be monitored, with a formal risk assessment, including review of assigned ratings, documented at least annually. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of high risk loans to maximize recoveries.

Credit concentration limits

Credit concentration limits are established for business and government loans to control against adverse concentrations within portfolios. These include limits for individual borrowers, groups of related borrowers, industry sectors, country and geographic regions, and products or portfolios. Direct loan sales, credit derivative hedges, or structured transactions may also be used to reduce concentrations.

Credit risk mitigation

We may mitigate credit risk by obtaining a pledge of collateral, which has the effect of mitigating the risk of credit loss by improving recoveries in the event of a default. Our credit risk management policies include requirements relating to collateral including verification of the collateral and its value and ensuring that we have legal certainty with respect to the assets pledged. Valuations are updated periodically depending on the nature of the collateral, legal environment, and the creditworthiness of the counterparty. The main types of collateral include: (i) cash or marketable securities for securities lending and repurchase transactions; (ii) cash or marketable securities taken as collateral in support of our over-the-counter (OTC) derivatives activity; (iii) charges over operating assets such as inventory, receivables and real estate properties for lending to small business and commercial borrowers; and (iv) mortgages over residential properties for retail lending.

In certain circumstances we may mitigate our risk by obtaining third party guarantees. We also obtain insurance to reduce the risk in our real estate secured lending portfolios, the most material of which relates to the portion of our residential mortgage portfolio that is insured by CMHC, an agency of the government of Canada.

44	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

We limit the credit risk of OTC derivatives through the use of multi-product derivative master netting agreements and credit support annexes. Further, we may settle certain OTC derivative contracts through exchanges, where we have limited credit risk due to daily margining.

We use credit derivatives to reduce industry sector concentrations and single-name exposures, or as part of portfolio diversification techniques, though our use of credit derivatives has declined significantly this year.

Exposure to credit risk

The following table presents the exposure to credit risk, which is measured as EAD for on- and off-balance sheet financial instruments. EAD represents the estimate of the amount which will be drawn at the time of default.

Net credit exposure increased by $12.2 billion in 2012, primarily due to business growth in our corporate and commercial lending portfolios.

$ millions, as at			Oct. 31 2012			Oct. 31 2011			Nov. 1 2010
	AIRB approach	Standardized approach	Total	AIRB approach	Standardized approach	Total	AIRB approach	Standardized approach	Total
Business and government portfolios
Corporate
Drawn	$43,836	$3,448	$47,284	$39,491	$3,520	$43,011	$31,504	$4,440	$35,944
Undrawn commitments	28,023	233	28,256	24,303	139	24,442	21,853	167	22,020
Repo-style transactions	29,823	138	29,961	28,055	139	28,194	28,614	–	28,614
Other off-balance sheet	8,332	180	8,512	5,204	191	5,395	4,765	188	4,953
OTC derivatives	3,430	–	3,430	3,909	–	3,909	5,316	29	5,345
	113,444	3,999	117,443	100,962	3,989	104,951	92,052	4,824	96,876
Sovereign
Drawn	20,849	2,687	23,536	20,571	2,529	23,100	25,404	1,490	26,894
Undrawn commitments	4,617	–	4,617	4,791	–	4,791	4,513	–	4,513
Repo-style transactions	5,666	–	5,666	1,893	–	1,893	1,056	–	1,056
Other off-balance sheet	486	–	486	410	–	410	184	–	184
OTC derivatives	3,055	5	3,060	2,572	–	2,572	1,778	–	1,778
	34,673	2,692	37,365	30,237	2,529	32,766	32,935	1,490	34,425
Banks
Drawn	10,981	730	11,711	12,960	846	13,806	15,613	766	16,379
Undrawn commitments	568	–	568	613	–	613	890	–	890
Repo-style transactions	21,449	–	21,449	25,342	–	25,342	51,395	–	51,395
Other off-balance sheet	43,504	–	43,504	43,825	–	43,825	42,082	–	42,082
OTC derivatives	7,941	9	7,950	7,948	5	7,953	7,486	5	7,491
	84,443	739	85,182	90,688	851	91,539	117,466	771	118,237
Total business and government portfolios (gross)	232,560	7,430	239,990	221,887	7,369	229,256	242,453	7,085	249,538
Less: repo collateral	48,152	–	48,152	50,106	–	50,106	76,273	–	76,273
Total business and government portfolios (net)	184,408	7,430	191,838	171,781	7,369	179,150	166,180	7,085	173,265
Retail portfolios
Real estate secured personal lending
Drawn	165,482	2,183	167,665	164,709	2,218	166,927	157,315	2,216	159,531
Undrawn commitments	28,811	–	28,811	27,993	–	27,993	25,983	–	25,983
	194,293	2,183	196,476	192,702	2,218	194,920	183,298	2,216	185,514
Qualifying revolving retail
Drawn	21,313	–	21,313	21,338	–	21,338	20,743	–	20,743
Undrawn commitments	39,745	–	39,745	40,586	–	40,586	40,095	–	40,095
Other off-balance sheet	341	–	341	396	–	396	381	–	381
	61,399	–	61,399	62,320	–	62,320	61,219	–	61,219
Other retail
Drawn	7,791	2,159	9,950	7,963	2,541	10,504	8,001	2,991	10,992
Undrawn commitments	1,222	20	1,242	1,302	20	1,322	2,110	20	2,130
Other off-balance sheet	29	16	45	32	16	48	18	–	18
	9,042	2,195	11,237	9,297	2,577	11,874	10,129	3,011	13,140
Total retail portfolios	264,734	4,378	269,112	264,319	4,795	269,114	254,646	5,227	259,873
Securitization exposures(1)	19,003	–	19,003	19,488	–	19,488	17,592	–	17,592
Gross credit exposure	$516,297	$11,808	$528,105	$505,694	$12,164	$517,858	$514,691	$12,312	$527,003
Net credit exposure	$468,145	$11,808	$479,953	$455,588	$12,164	$467,752	$438,418	$12,312	$450,730

(1)	Under internal ratings based approach.

CIBC 2012 ANNUAL REPORT	45

Management’s discussion and analysis

The portfolios are categorized based upon how we manage the business and the associated risks. Amounts provided are after CVA related to financial guarantors, derivative master netting agreements, and before allowance for credit losses and other risk mitigation. Non-trading equity exposures are not included in the table above as they have been deemed immaterial under the OSFI guidelines, and hence, are subject to 100% risk-weighting.

Exposures subject to AIRB approach

Business and government portfolios (excluding scored small business) – risk-rating method

This section describes the portfolio rating categories. The portfolio comprises exposure to corporate, sovereign, and bank obligors. Our adjudication process and criteria includes assigning an obligor rating that reflects our estimate of the financial strength of the borrower, and a facility rating that reflects the security applicable to the exposure.

The obligor rating takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. Where a guarantee from a third party exists, both the obligor and the guarantor will be assessed. While our obligor rating is arrived at independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.

A mapping between our internal ratings and the ratings used by external ratings agencies is shown in the table below.

Grade	CIBC rating	S&P equivalent	Moody’s equivalent
Investment grade	00 - 47	AAA to BBB-	Aaa to Baa3
Non-investment grade	51 - 67	BB+ to B-	Ba1 to B3
Watchlist	70 - 80	CCC+ to CC	Caa1 to Ca
Default	90	D	C

We use quantitative modelling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data. The risk ratings are used for portfolio management, risk limit setting, product pricing, and in the determination of economic capital.

Our credit process is designed to ensure that we approve applications and extend credit only where we believe that our customer has the ability to repay, according to the agreed terms and conditions. Embedded in our credit policies and criteria is an assessment of risk exposure using the following three dimensions:

•	PD – the probability that the obligor will default within the next 12 months.
•	EAD – the estimate of the amount which will be drawn at the time of default.
•	LGD – the expected severity of loss as the result of the default, expressed as a percentage of the EAD.

Our credit framework and policies define our appetite for exposure to any single name or group of related borrowers, which is a function of the internal risk rating. We generally extend new credit only to borrowers in the investment grade noted above. Our credit policies are also defined to manage our exposure to concentration in any borrowers in any particular industry or region.

The effectiveness of the risk-rating systems and the parameters associated with the risk ratings are monitored within Risk Management and are subject to an annual review. The models used in the estimation of the risk parameters are also subject to independent validation by the Risk Management validation group, which is independent of both the origination business and the model development process.

Parameter estimates for each of these dimensions are long-term averages with adjustments for the impact of any potential change in the credit cycle.

A simplified risk-rating process (slotting approach) is used for uninsured Canadian commercial mortgages, which comprise non-residential mortgages and multi-family residential mortgages. These exposures are individually rated on our rating scale using a risk-rating methodology that considers the property’s key attributes, which include its loan-to-value (LTV) and debt service ratios, the quality of the property, and the financial strength of the owner/sponsor. All exposures are secured by a lien over the property. Additionally, we have insured multi-family residential mortgages, which are not treated under the slotting approach, but are instead treated as sovereign exposures in the following table.

46	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Credit quality of the risk-rated portfolios

The following table provides the credit quality of the risk-rated portfolios. Amounts provided are before allowance for credit losses, and after credit risk mitigation, CVA, and collateral on repurchase agreement activities.

$ millions, as at
		EAD
	Grade	Corporate	Sovereign	Banks	Total
Oct. 31	Investment grade	$49,424	$30,034	$62,919	$142,377
2012	Non-investment grade	30,102	547	2,206	32,855
	Watchlist	717	–	15	732
	Default	816	–	–	816
	Total risk-rated exposure	$81,059	$30,581	$65,140	$176,780
	Strong				7,120
	Good				350
	Satisfactory				96
	Weak				62
	Total slotted exposure				$7,628
	Total business and government portfolios				$184,408
Oct. 31	Investment grade	$39,831	$27,986	$65,760	$133,577
2011	Non-investment grade	26,482	510	2,244	29,236
	Watchlist	546	–	3	549
	Default	848	–	–	848
	Total risk-rated exposure	$67,707	$28,496	$68,007	$164,210
	Strong				7,222
	Good				239
	Satisfactory				41
	Weak				65
	Default				4
	Total slotted exposure				$7,571
	Total business and government portfolios				$171,781
Nov. 1	Investment grade	$33,217	$31,385	$67,501	$132,103
2010	Non-investment grade	22,761	517	2,347	25,625
	Watchlist	603	1	3	607
	Default	1,043	1	–	1,044
	Total risk-rated exposure	$57,624	$31,904	$69,851	$159,379
	Strong				6,612
	Good				111
	Satisfactory				57
	Weak				13
	Default				8
	Total slotted exposure				$6,801
	Total business and government portfolios				$166,180

The total exposures increased by $12.6 billion from October 31, 2011, largely attributable to growth in our corporate and commercial lending portfolios. The increase was mainly in the investment grade category, which increased by $8.8 billion from October 31, 2011, while the non-investment grade category was up $3.6 billion. The increase in watchlist exposures was largely attributable to downgrades in the Canadian portfolio, while default exposures were down marginally from October 31, 2011.

Retail portfolios

Retail portfolios are characterized by a large number of relatively small exposures. They comprise: real estate secured personal lending (residential mortgages and personal loans and lines secured by residential property); qualifying revolving retail exposures (credit cards and unsecured lines of credit); and other retail exposures (loans secured by non-residential assets, unsecured loans including student loans, and scored small business loans). We use scoring models in the adjudication of new retail credit exposures, which are based on statistical methods of analyzing the unique characteristics of the borrower, to estimate future behaviour. In developing our models, we use internal historical information from previous borrowers, as well as information from external sources, such as credit bureaus. The use of credit scoring models allows for consistent assessment across borrowers. There are specific guidelines in place for each product, and our adjudication decision will take into account the characteristics of the borrower, any guarantors, and the quality and sufficiency of the collateral pledged (if any). The documentation required as part of the lending process will include satisfactory identification, proof of income, independent appraisal of the collateral, and registration of security, as appropriate.

Retail portfolios are managed as pools of homogeneous risk exposures, using external credit bureau scores and/or other behavioural assessments to group exposures according to similar credit risk profiles. These pools are assessed through statistical techniques, such as credit scoring and computer-based models. Characteristics used to group individual exposures vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.

CIBC 2012 ANNUAL REPORT	47

Management’s discussion and analysis

The following table maps the PD bands to various risk levels:

Risk level	PD bands
Exceptionally low	0.01% – 0.20%
Very low	0.21% – 0.50%
Low	0.51% – 2.00%
Medium	2.01% – 10.00%
High	10.01% – 99.99%
Default	100%

Credit quality of the retail portfolios

The following table presents the credit quality of the retail portfolios. Amounts provided are before allowance for credit losses and after credit risk mitigation. Retail portfolios includes $110.2 billion (October 31, 2011: $112.6 billion; November 1, 2010: $108.9 billion) of insured residential mortgages, $2.7 billion (October 31, 2011: $2.8 billion; November 1, 2010: $3.5 billion) of small business scored exposures, government guaranteed student loans, and small business loans.

$ millions, as at
		EAD
	Risk level	Real estate secured personal lending	Qualifying revolving retail	Other retail	Total
Oct. 31	Exceptionally low	$170,099	$34,201	$1,626	$205,926
2012	Very low	12,482	5,482	1,319	19,283
	Low	10,015	14,135	3,740	27,890
	Medium	1,414	5,999	1,924	9,337
	High	170	1,393	343	1,906
	Default	113	189	90	392
		$194,293	$61,399	$9,042	$264,734
Oct. 31	Exceptionally low	$168,805	33,562	1,423	203,790
2011	Very low	12,906	6,796	743	20,445
	Low	9,760	13,646	4,252	27,658
	Medium	922	6,397	2,296	9,615
	High	181	1,746	465	2,392
	Default	128	173	118	419
		$192,702	$62,320	$9,297	$264,319
Nov. 1	Exceptionally low	$163,732	32,252	825	196,809
2010	Very low	10,991	9,230	2,244	22,465
	Low	7,705	12,556	4,885	25,146
	Medium	593	5,484	2,045	8,122
	High	112	1,523	61	1,696
	Default	165	174	69	408
		$183,298	$61,219	$10,129	$254,646

Real estate secured personal lending

It comprises residential mortgages and personal loans and lines secured by residential property. This portfolio is low risk where we have a first charge on the majority of the properties, and second lien on only a small portion of the portfolio. We use the same scoring model and lending criteria in the adjudication of both first lien and second lien loans; however, our credit policies are designed to ensure that the value of both the first and second liens does not exceed 80% of the collateral value at origination.

In Canada, banks are limited to providing residential real estate loans of no more than 80% of the collateral value by the Bank Act. All loans with a higher LTV ratio must be insured by either the Government of Canada or a private insurer. While all insurers are well capitalized at the moment and private insurers claims are substantially covered by the Government of Canada in the event of a bankruptcy, there is a possibility that losses could be incurred if private insurers become bankrupt or both the private insurers and the Government of Canada deny claims under certain terms and conditions. No material losses are expected in the mortgage portfolio.

48	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

The following tables provide details on our Canadian residential mortgage portfolios:

$ billions, as at October 31, 2012	Notional	Insured(1)	Uninsured
Ontario	$66.0	75%	25%
British Columbia	29.1	73	27
Alberta	23.5	77	23
Quebec	10.3	82	18
Other	14.8	82	18
	$143.7	76%	24%
October 31, 2011	$143.8	77%	23%

(1)	93% (2011: 92%) is insured by Government of Canada and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS.

	LTV ratio
	Insured	Uninsured
October 31, 2012(1)	48%	50%
October 31, 2011(2)	49%	49%

(1)	Based on latest available industry house price estimates from Teranet (September 30, 2012).

(2)	Based on industry house price estimates from Teranet (September 30, 2011).

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at October 31, 2012, our Canadian condominium mortgages were $16.9 billion (2011: $17.1 billion) of which 77% (2011: 78%) were insured. Our drawn developer loans were $701 million (2011: $458 million) or 1% of our business and government portfolio and our related undrawn exposure was $2.0 billion (2011: $1.4 billion). The condominium developer exposure is diversified across 70 projects.

Exposures subject to the standardized approach

Exposures within CIBC FirstCaribbean, certain exposures to individuals for non-business purposes, and credit card receivables related to the MasterCard portfolio have been deemed immaterial, and are subject to the standardized approach. The standardized approach utilizes a set of risk weightings defined by the regulators, as opposed to the more data intensive Advanced Internal Ratings Based approach. A detailed breakdown of our standardized exposures before allowance for credit losses by risk-weight category is provided below.

		Risk-weight category
$ millions, as at		0%	20%	50%	75%	100%	Total
Oct. 31	Corporate	$–	$–	$–	$–	$3,999	$3,999
2012	Sovereign	1,890	34	210	–	558	2,692
	Bank	–	620	73	–	46	739
	Real estate secured personal lending	–	–	–	2,183	–	2,183
	Other retail	–	–	–	2,062	133	2,195
		$1,890	$654	$283	$4,245	$4,736	$11,808
Oct. 31	Corporate	$–	$–	$14	$–	$3,975	$3,989
2011	Sovereign	1,647	114	229	–	539	2,529
	Bank	–	683	156	–	12	851
	Real estate secured personal lending	–	–	–	2,218	–	2,218
	Other retail	–	–	–	2,404	173	2,577
		$1,647	$797	$399	$4,622	$4,699	$12,164
Nov. 1	Corporate	$–	$–	$40	$–	$4,784	$4,824
2010	Sovereign	1,213	81	69	–	127	1,490
	Bank	–	632	125	–	14	771
	Real estate secured personal lending	–	–	–	2,215	1	2,216
	Other retail	–	–	–	2,801	210	3,011
		$1,213	$713	$234	$5,016	$5,136	$12,312

CIBC 2012 ANNUAL REPORT	49

Management’s discussion and analysis

Securitization exposures

The following table provides details on our securitization exposures by credit ratings under the IRB approach. Accumulated gain of nil (October 31, 2011: $60 million; November 1, 2010: $58 million) is not included in the table below as it is deducted from Tier 1 capital.

$ millions, as at	Oct. 31 2012	Oct. 31 2011(1)	Nov. 1 2010(1)
S&P rating equivalent	EAD(2)
AAA to BBB-	$12,220	$13,517	$16,255
BB+ to BB-	–	–	9
Below BB-	18	19	484
Unrated	6,337	5,539	308
	$18,575	$19,075	$17,056

(1)	Under Canadian GAAP.

(2)	EAD under IRB approach is net of financial collateral of $428 million (October 31, 2011: $353 million: November 1, 2010: $478 million).

Counterparty credit exposures

We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity, and credit derivatives trading, hedging, and portfolio management activities, as explained in Note 12 to the consolidated financial statements. The PD of our counterparties is measured in the same manner as our direct lending activity.

We are exposed to wrong-way risk when the exposure to a particular counterparty is adversely correlated with the credit quality of that counterparty. When we are exposed to wrong-way risk with a derivative counterparty, our procedures subject those transactions to a more rigorous approval process. The exposure may be hedged with other derivatives to further mitigate the risk that can arise from these transactions.

We establish a CVA for expected future credit losses from each of our derivative counterparties. The expected future credit loss is a function of our estimates of the PD, the expected loss/exposure in the event of default, and other factors such as risk mitigants.

Rating profile of derivative MTM receivables

$ billions, as at		Oct. 31 2012		Oct. 31 2011		Nov. 1 2010
S&P rating equivalent	Exposure(1)
AAA to BBB-	$5.46	81.4%	$5.72	79.3%	$6.48	86.7%
BB+ to B-	1.22	18.2	1.46	20.3	0.82	11.0
CCC+ to CCC-	0.02	0.2	0.01	0.1	0.01	0.1
Below CCC-	0.01	0.1	0.01	0.2	0.02	0.3
Unrated	0.01	0.1	0.01	0.1	0.14	1.9
	$6.72	100.0%	$7.21	100.0%	$7.47	100.0%

(1)	MTM value of the derivative contracts is after CVA and derivative master netting agreements, and before any collateral.

Concentration of exposures

Concentration of credit risk exists when a number of obligors are engaged in similar activities, or operate in the same geographical areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political, or other conditions.

Geographic distribution

The following table provides a geographic distribution of our business and government exposures under the AIRB approach. The classification of geography is based upon the country of ultimate risk. Amounts are before allowance for credit losses and risk mitigation, and after CVA related to financial guarantors and $48.2 billion (October 31, 2011: $50.1 billion; November 1, 2010: $76.3 billion) of collateral held for our repurchase agreement activities.

$ millions, as at		Canada	U.S.	Europe	Other	Total
Oct. 31	Drawn	$52,898	$15,244	$3,358	$4,166	$75,666
2012	Undrawn commitments	27,772	3,927	865	644	33,208
	Repo-style transactions	7,083	1,291	127	285	8,786
	Other off-balance sheet	40,995	7,753	3,303	271	52,322
	OTC derivatives	6,813	2,379	4,672	562	14,426
		$135,561	$30,594	$12,325	$5,928	$184,408
Oct. 31	Drawn	$51,796	$12,650	$5,068	$3,508	$73,022
2011	Undrawn commitments	25,421	3,397	381	508	29,707
	Repo-style transactions	3,126	1,547	429	82	5,184
	Other off-balance sheet	39,001	5,204	5,050	184	49,439
	OTC derivatives	6,365	2,774	4,664	626	14,429
		$125,709	$25,572	$15,592	$4,908	$171,781
Nov. 1	Drawn	52,490	10,967	5,994	3,070	72,521
2010	Undrawn commitments	22,652	2,749	458	1,397	27,256
	Repo-style transactions	1,763	2,347	466	216	4,792
	Other off-balance sheet	35,956	4,737	5,730	608	47,031
	OTC derivatives	6,350	3,058	4,635	537	14,580
		$119,211	$23,858	$17,283	$5,828	$166,180

For retail portfolios, substantially all of the exposures under the AIRB approach are based in Canada.

50	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Business and government exposures by industry groups

The following table provides an industry-wide breakdown of our business and government exposures under the AIRB approach. Amounts are before allowance for credit losses and risk mitigation, and after CVA related to financial guarantors and $48.2 billion (October 31, 2011: $50.1 billion; November 1, 2010: $76.3 billion) of collateral held for our repurchase agreement activities.

$ millions, as at		Drawn	Undrawn commitments	Repo-style transactions	Other off- balance sheet	OTC derivatives		Total
Oct. 31 2012	Commercial mortgages	$7,525	$103	$–	$–	$–		$7,628
	Financial institutions	15,431	2,985	7,217	47,688	10,105	(1)	83,426
	Retail and wholesale	2,711	2,297	–	267	30		5,305
	Business services	3,930	1,415	14	195	29		5,583
	Manufacturing – capital goods	1,513	1,193	–	90	37		2,833
	Manufacturing – consumer goods	2,034	853	–	109	23		3,019
	Real estate and construction	10,205	3,933	–	801	72		15,011
	Agriculture	3,532	1,117	–	41	28		4,718
	Oil and gas	3,752	6,547	–	811	548		11,658
	Mining	662	2,549	–	433	19		3,663
	Forest products	476	476	–	138	35		1,125
	Hardware and software	592	349	–	52	6		999
	Telecommunications and cable	452	1,108	–	228	76		1,864
	Broadcasting, publishing and printing	396	267	–	180	3		846
	Transportation	1,337	1,174	–	200	88		2,799
	Utilities	1,753	2,902	–	732	381		5,768
	Education, health, and social services	1,395	846	14	50	97		2,402
	Governments	17,970	3,094	1,541	307	2,849		25,761
		$75,666	$33,208	$8,786	$52,322	$14,426		$184,408
Oct. 31 2011	Commercial mortgages	$7,420	$151	$–	$–	$–		$7,571
	Financial institutions	17,826	2,888	5,035	45,669	10,563	(1)	81,981
	Retail and wholesale	2,424	2,228	–	280	39		4,971
	Business services	3,723	1,525	–	166	38		5,452
	Manufacturing – capital goods	1,532	1,082	–	96	47		2,757
	Manufacturing – consumer goods	1,612	940	–	24	19		2,595
	Real estate and construction	8,573	3,130	–	753	117		12,573
	Agriculture	3,228	1,105	–	33	27		4,393
	Oil and gas	3,357	5,480	–	504	530		9,871
	Mining	468	1,893	–	311	19		2,691
	Forest products	473	474	–	117	51		1,115
	Hardware and software	381	381	–	47	5		814
	Telecommunications and cable	365	827	–	199	69		1,460
	Broadcasting, publishing and printing	444	314	–	157	11		926
	Transportation	1,185	1,008	–	270	30		2,493
	Utilities	963	2,225	–	614	424		4,226
	Education, health, and social services	1,254	937	10	55	92		2,348
	Governments	17,794	3,119	139	144	2,348		23,544
		$73,022	$29,707	$5,184	$49,439	$14,429		$171,781
Nov. 1 2010	Commercial mortgages	$6,638	$163	$–	$–	$–		$6,801
	Financial institutions	24,210	2,927	4,711	43,741	11,453	(1)	87,042
	Retail and wholesale	2,390	1,917	–	263	42		4,612
	Business services	3,506	1,274	29	331	100		5,240
	Manufacturing – capital goods	1,046	1,066	–	101	42		2,255
	Manufacturing – consumer goods	1,280	820	–	45	35		2,180
	Real estate and construction	5,717	2,690	–	618	71		9,096
	Agriculture	2,968	999	–	31	23		4,021
	Oil and gas	2,791	4,742	–	352	419		8,304
	Mining	264	1,955	–	284	63		2,566
	Forest products	353	344	9	102	42		850
	Hardware and software	496	349	1	31	4		881
	Telecommunications and cable	418	982	–	185	172		1,757
	Broadcasting, publishing and printing	424	487	–	73	12		996
	Transportation	1,114	723	–	422	44		2,303
	Utilities	875	1,901	–	332	404		3,512
	Education, health, and social services	1,211	874	17	66	80		2,248
	Governments	16,820	3,043	25	54	1,574		21,516
		$72,521	$27,256	$4,792	$47,031	$14,580		$166,180

(1)	Includes $281 million (October 31,2011: $487 million; November 1, 2010: $1.2 billion) of EAD with financial guarantors hedging our derivative contracts. The fair value of these derivative contracts net of CVA was $269 million (October 31, 2011: $477 million; November 1, 2010: $732 million).

As at October 31, 2012, the notional amount of credit protection purchased against our business and government loans was $34 million (October 31, 2011: $85 million; November 1, 2010: $1.2 billion). The decrease during the year was due to unwinding of hedge positions. All counterparties from whom we have purchased credit protection for the loan portfolio are financial institutions with investment-grade ratings from major rating agencies.

CIBC 2012 ANNUAL REPORT	51

Management’s discussion and analysis

Total loans and acceptances

As at October 31, 2012, total loans and acceptances after allowance for credit losses were $252.7 billion (October 31, 2011: $248.4 billion; November 1, 2010: $237.2 billion). Consumer loans (comprising residential mortgages, credit cards and personal loans, including student loans) constitute 79% (October 31, 2011: 80%; November 1, 2010: 81%) of the portfolio, and business and government loans (including acceptances) constitute the remaining.

Consumer loans were down by $517 million from the prior year. The decrease in residential mortgages and credit cards was largely offset by an increase in personal lending. Business and government loans (including acceptances) were up $4.8 billion or 10% from the prior year, mainly attributable to the real estate and construction, and the utilities sectors.

The following table provides details of our impaired loans, allowances and provisions for credit losses.

$ millions, as at or for the year ended October 31	Business and government loans	Consumer loans	2012 Total	Business and government loans	Consumer loans	2011 Total
Gross impaired loans
Balance at beginning of year	$1,102	$815	$1,917	$1,080	$854	$1,934
New additions	490	1,646	2,136	431	1,792	2,223
Returned to performing status, repaid or sold	(273)	(565)	(838)	(251)	(654)	(905)
Gross impaired loans prior to write-offs	1,319	1,896	3,215	1,260	1,992	3,252
Write-offs	(191)	(1,157)	(1,348)	(158)	(1,177)	(1,335)
Balance at end of year	$1,128	$739	$1,867	$1,102	$815	$1,917
Allowance for impairment(1)
Balance at beginning of year	$388	$214	$602	$372	$224	$596
Write-offs	(191)	(1,157)	(1,348)	(158)	(1,177)	(1,335)
Provisions	317	1,016	1,333	196	1,050	1,246
Recoveries	9	161	170	12	133	145
Interest accrued on impaired	(30)	(17)	(47)	(34)	(14)	(48)
Other	(1)	12	11	–	(2)	(2)
Balance at end of year	$492	$229	$721	$388	$214	$602
Net impaired loans
Balance at beginning of year	$714	$601	$1,315	$708	$630	$1,338
Net change in gross impaired	26	(76)	(50)	22	(39)	(17)
Net change in allowance	(104)	(15)	(119)	(16)	10	(6)
Balance at end of year	$636	$510	$1,146	$714	$601	$1,315
Gross impaired loans less allowance for impairment as a percentage of related assets(2)			0.41%			0.48%

(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent, and individual allowance.

(2)	The related assets include loans, securities borrowed and purchased under resale agreements, and acceptances.

Impaired loans

During the year, $2.1 billion of loans were newly classified as impaired, down $87 million from 2011. This was driven by a decrease of $146 million in consumer loans, partially offset by an increase of $59 million in business and government loans.

Reductions in gross impaired loans (GIL) through remediation, repayment or sale were $838 million, down $67 million from 2011. This was mainly driven by a decrease of $89 million in consumer loans, partially offset by an increase of $22 million in business and government loans. For the year, write-offs totalled $1.3 billion, up $13 million from the prior year. Business and government loan write-offs increased by $33 million, while consumer loan write-offs decreased by $20 million.

After experiencing an increase during the 2009 recession, Canadian consumer GIL stabilized in 2011 and showed some improvement in 2012. The majority of impaired residential mortgages in 2012 were in the Canadian insured portfolio where losses are expected to be minimal. Consumer GIL in CIBC FirstCaribbean increased slightly in 2012 mainly due to continued economic pressure in the Caribbean region. GIL in business and government loans was comparable to the prior year, with an increase in new classifications in the oil and gas sector and in U.S. real estate finance accounts originated before 2009, offsetting higher loans repaid and increased write-offs.

Additional details on the geographic distribution and industry classification of impaired loans are provided in the “Supplementary annual financial information” section.

Allowance for credit losses

The total allowance for credit losses consists of individually assessed and collectively assessed allowance components carried on the consolidated balance sheet.

The allowance for credit losses is the means by which we reduce the book value of our loan portfolio to the value of future cash flows that we expect to receive from those loans, discounted at the effective interest rate of the loan. Our loss estimate on impaired loans, and therefore, the level of individually assessed allowance for such loans is a function of the security and collateral held against each of the impaired loans in the portfolio. The nature of the security and collateral varies by loan, and may include cash, guarantees, real property, inventory, accounts receivable, or other assets. Larger loans are assessed individually, while smaller retail loans may be assessed on a collective basis, using historical loss data. The collectively assessed allowance also provides for credit losses that are expected to have already occurred in the current portfolio, but that have not yet been identified or provided for through the individually assessed allowance.

For a discussion on the methodologies used in establishing our allowance for credit losses, see the “Critical accounting policies and estimates” section. A breakdown of the allowance by geographic region and industry classification is provided in the “Supplementary annual financial information” section.

The total allowance for credit losses was $1,916 million, up $65 million or 4% from 2011.

52	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Individually assessed allowance for credit losses was $475 million, up $109 million or 30% from 2011. The individually assessed allowance for business and government loans increased by $110 million or 31%, mainly attributable to the real estate and construction, and transportation sectors. The increase was primarily in North America and this movement is consistent with the increase in GIL. Business and government GIL increased $112 million in North America where individually assessed allowances increased $103 million (or approximately 92% of the increase in GIL). The increase in both GIL and individually assessed allowance was largely driven by the U.S. real estate finance accounts originated before 2009 and the exited U.S. leveraged finance portfolio. The individually assessed allowance for consumer loans was comparable to the prior year.

Additional information on individually assessed allowance for credit losses as a percentage of GIL is provided in the “Supplementary annual financial information” section.

The collectively assessed allowance for impaired loans was $246 million, up $10 million or 4% from 2011. The collectively assessed allowance for consumer impaired loans increased by $16 million or 8%, mainly attributable to residential mortgages. The increase was primarily outside North America and this movement is consistent with the increase in GIL. Residential mortgage GIL increased $24 million outside North America where the collectively assessed allowance for impaired loans increased $9 million (or approximately 38% of the increase in GIL). The increase in both the GIL and collectively assessed allowance for residential mortgages outside North America was attributable to our CIBC FirstCaribbean subsidiary, which continued to be affected by global economic stresses that have had a detrimental effect on the Caribbean economy. The collectively assessed allowance for business and government impaired loans decreased by $6 million or 19%. The decrease is attributable to various sectors across Canada.

The collectively assessed allowance for non-impaired loans was $1,195 million, down $54 million or 4% from 2011. The collectively assessed allowance for consumer non-impaired loans decreased $61 million or 6%, largely driven by an improvement in the cards portfolio. The collectively assessed allowance for business and government non-impaired loans was comparable to the prior year.

Additional information on the collectively assessed allowance as a percentage of total net loans is provided in the “Supplementary annual financial information” section.

Management believes the total allowance for credit losses as at October 31, 2012 was appropriate in light of the composition of the credit portfolio. Future additions to, or reductions of, the allowance will be influenced by the continuing evaluation of risks in the loan portfolio as well as changing economic conditions.

Exposure to certain countries and regions

Several European countries, especially Greece, Ireland, Italy, Portugal, and Spain, have continued to experience credit concerns. The following tables provide our exposure to these and other European countries, both within and outside the Eurozone, and selected countries in the Middle East and North Africa that have either experienced or may be at risk of unrest. Except as noted in our indirect exposures section below, we do not have any other exposure through our SPEs to the countries included in the tables below.

CIBC 2012 ANNUAL REPORT	53

Management’s discussion and analysis

Direct exposures to certain countries and regions

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of allowances, if any), deposits with banks (stated at amortized cost net of allowances, if any) and securities (stated at fair value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of allowances, if any) and sold CDS contracts where we do not benefit from subordination (stated at notional amount less fair value); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions(1) (stated at fair value).

Of our total direct exposures to Europe, approximately 98% (2011: 98%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P.

The following table provides a summary of our positions in this business:

	Direct exposures
	Funded				Unfunded
$ millions, as at October 31, 2012	Corporate	Sovereign	Bank	Total funded (A)	Corporate		Bank	Total unfunded (B)
Austria	$–	$75	$–	$75	$–		$–	$–
Belgium	1	–	62	63	–		7	7
Finland	1	–	1	2	–		–	–
France	48	–	4	52	11		7	18
Germany	200	48	2	250	70		–	70
Greece	4	–	–	4	–		–	–
Ireland	–	–	10	10	–		–	–
Italy	2	–	–	2	–		1	1
Luxembourg	–	–	51	51	–		–	–
Netherlands	7	210	101	318	–		48	48
Portugal	–	–	–	–	–		–	–
Slovenia	–	–	–	–	–		2	2
Spain	–	–	1	1	–		–	–
Total Eurozone	$263	$333	$232	$828	$81		$65	$146
Czech Republic	$–	$–	$–	$–	$–		$–	$–
Denmark	–	50	39	89	–		10	10
Guernsey	–	–	2	2	–		–	–
Isle of Man	–	–	–	–	–		–	–
Norway	–	98	110	208	–		–	–
Russia	–	–	–	–	–		–	–
Sweden	155	108	260	523	43		–	43
Switzerland	222	–	140	362	417		–	417
Turkey	–	–	8	8	–		5	5
United Kingdom	501	274	496	1,271	856	(2)	110	966
Total non-Eurozone	$878	$530	$1,055	$2,463	$1,316		$125	$1,441
Total Europe	$1,141	$863	$1,287	$3,291	$1,397		$190	$1,587
Middle East and North Africa(3)	$–	$2	$–	$2	$–		$2	$2
Total exposure	$1,141	$865	$1,287	$3,293	$1,397		$192	$1,589
October 31, 2011	$906	$3,078	$1,656	$5,640	$683		$117	$800

(1)	Comprises securities purchased and sold under repurchase agreements for cash collateral; securities borrowed and lent for cash collateral; and securities borrowed and lent for securities collateral.

(2)	Includes $144 million of exposure (notional value of $183 million and fair value of $39 million) on a CDS sold on a bond issue of a U.K. corporate entity, which is guaranteed by a financial guarantor. We currently hold the CDS sold as part of our structured credit run-off business. A payout on the CDS sold would be triggered by the bankruptcy of the reference entity, or a failure of the entity to make a principal or interest payment as it is due, as well as a failure of the financial guarantor to meet its obligation under the guarantee.

(3)	Comprises Algeria, Bahrain, Egypt, Jordan, Lebanon, Libya, Morocco, Oman, Saudi Arabia, Syria, Tunisia, and Yemen.

54	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

	Direct exposures (continued)
	Derivative MTM receivables and repo-style transactions
$ millions, as at October 31, 2012	Corporate	Sovereign	Bank	Gross exposure	(1)	Collateral held	(2)	Net exposure (C)	Total direct exposure (A)+(B)+(C)
Austria	$–	$–	$37	$37		$37		$–	$75
Belgium	–	–	54	54		53		1	71
Finland	–	–	7	7		–		7	9
France	–	–	1,726	1,726		1,719		7	77
Germany	–	–	1,123	1,123		895		228	548
Greece	–	–	–	–		–		–	4
Ireland	–	–	230	230		225		5	15
Italy	–	–	34	34		31		3	6
Luxembourg	–	–	10	10		–		10	61
Netherlands	10	–	69	79		59		20	386
Portugal	–	–	–	–		–		–	–
Slovenia	–	–	–	–		–		–	2
Spain	–	–	6	6		4		2	3
Total Eurozone	$10	$–	$3,296	$3,306		$3,023		$283	$1,257
Czech Republic	$–	$–	$55	$55		$55		$–	$–
Denmark	–	–	17	17		17		–	99
Guernsey	–	–	–	–		–		–	2
Norway	–	–	236	236		236		–	208
Russia	–	–	4	4		–		4	4
Sweden	1	–	–	1		–		1	567
Switzerland	–	–	1,172	1,172		1,164		8	787
Turkey	–	–	–	–		–		–	13
United Kingdom	62	–	1,298	1,360		1,295		65	2,302
Total non-Eurozone	$63	$–	$2,782	$2,845		$2,767		$78	$3,982
Total Europe	$73	$–	$6,078	$6,151		$5,790		$361	$5,239
Middle East and North Africa(3)	$–	$–	$–	$–		$–		$–	$4
Total exposure	$73	$–	$6,078	$6,151		$5,790		$361	$5,243
October 31, 2011	$32	$7	$8,549	$8,588		$8,125		$463	$6,903

(1)	The amounts shown are net of CVA.

(2)	Collateral on derivative MTM receivables was $2.3 billion (2011: $1.9 billion), and was all in the form of cash. Collateral on repo-style transactions was $3.5 billion (2011: $6.2 billion), and is comprised of cash and investment-grade debt securities.

(3)	Comprises Algeria, Bahrain, Egypt, Jordan, Lebanon, Libya, Morocco, Oman, Saudi Arabia, Syria, Tunisia, and Yemen.

Indirect exposures to certain countries and regions

Our indirect exposures comprise securities (primarily CLOs classified as loans on our consolidated balance sheet), and written credit protection on securities in our structured credit run-off business where we benefit from subordination to our position. Our gross exposure before subordination is stated at carrying value for securities and notional less fair value for derivatives where we have written protection. We have no indirect exposures to Portugal, Slovenia, Guernsey, Turkey, Russia and selected countries in the Middle East and North Africa.

$ millions, as at October 31, 2012	Total indirect exposure
Austria	$12
Belgium	39
Finland	12
France	531
Germany	424
Greece	10
Ireland	61
Italy	78
Luxembourg	58
Netherlands	313
Spain	148
Total Eurozone	1,686
Denmark	$37
Norway	11
Sweden	78
Switzerland	4
United Kingdom	636
Total non-Eurozone	$766
Total exposure	$2,452
October 31, 2011	$2,559

In addition to the indirect exposures above, we have indirect exposure to European counterparties when we have taken debt or equity securities issued by European entities as collateral for our securities lending and borrowing activity, from entities that are not in Europe. Our indirect exposure was $846 million (2011: $2.9 billion).

CIBC 2012 ANNUAL REPORT	55

Management’s discussion and analysis

Selected exposures in certain selected activities

In response to the recommendations of the Financial Stability Board, this section provides information on our other selected activities within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment.

U.S. real estate finance

In our U.S. real estate finance business, we operate a full-service platform which originates commercial mortgages to mid-market clients, under four programs.

The construction program offers floating-rate financing to properties under construction. The interim program offers fixed and floating-rate financing, typically with an average term of one to three years for properties that are fully leased or with some leasing or renovation yet to be done. In addition, the interim program provides operating lines to select borrowers. These programs provide feeder product for the group’s permanent fixed-rate loan program. Once the construction and interim phases are complete and the properties are income producing, borrowers are offered fixed-rate financing within the permanent program (typically with average terms of 10 years).

We previously had an equity-accounted investment jointly with a private equity firm which originated a pool of fixed-rate first mortgages secured by commercial real estate in the U.S. We previously provided a senior-ranking credit facility to the entity with a three-year initial term, under which each advance under the facility to fund a loan was subject to our credit approval. We also previously provided a contingent swap line relating to the entity’s interest rate hedging activity. In the third quarter of 2012, the origination of new mortgages under the arrangement was discontinued, the credit facility and contingent swap line were cancelled, and our interest in the entity was substantially liquidated to a carrying value of $3 million. We remain the administrator of the entity and have provided non-credit related indemnities concerning loans previously originated into the entity.

The following table provides a summary of our positions in this business:

$ millions, as at October 31, 2012	Drawn	Undrawn
Construction program	$116	$69
Interim program	4,061	376
Permanent program	–	–
Exposure, net of allowance	$4,177	$445
Of the above:
Net Impaired	$106	$–
On credit watch list	272	2
Exposure, net of allowance, as at October 31, 2011	$3,379	$629

As at October 31, 2012, the allowance for credit losses for this portfolio was $118 million (2011: $86 million). During the year, we recorded a provision for credit losses of $75 million (2011: $15 million).

The business also maintains commercial mortgage-backed securities (CMBS) trading and distribution capabilities. As at October 31, 2012, we had CMBS inventory with a notional amount of $9 million and a fair value of less than $1 million (2011: notional of $9 million and fair value of less than $1 million).

Leveraged finance

The exposures in our leveraged finance activities in Europe and the U.S. are discussed below.

European leveraged finance

In 2008, management made a decision to exit our European leveraged finance business where we participated or originated non-investment grade leveraged loans and syndicated the majority of the loans, earning a fee during the process.

The following table provides a summary of our positions in this business:

$ millions, as at October 31, 2012	Drawn	Undrawn
Manufacturing	$345	$49
Publishing and printing	37	1
Utilities	9	–
Business services	6	–
Transportation	7	10
Exposure, net of allowance	$404	$60
Of the above:
Net Impaired	$–	$–
On credit watch list	191	10
Exposure, net of allowance, as at October 31, 2011	$437	$91

Our exposure has declined primarily due to repayments during the year.

As at October 31, 2012, the allowance for credit losses for this portfolio was $41 million (2011: $43 million). During the year, net reversals of credit losses were $1 million (2011: provision for credit losses of $19 million).

U.S. leveraged finance

We sold our U.S. leveraged finance business, where we provided leveraged loans to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities, as part of the sale of some of our U.S. businesses to Oppenheimer Holdings Inc. (Oppenheimer) in 2008. Under the transaction, the leveraged loans in existence at the time of the sale remained with us. These loans are being managed to maturity. In addition, under the current terms of our agreement with Oppenheimer, we agreed to provide a loan warehouse facility of up to $2.0 billion to finance and hold syndicated loans to non-investment grade customers, originated for U.S. middle market companies by Oppenheimer, to facilitate their buyout, acquisition and restructuring activities. Underwriting of any loan for inclusion in this facility is subject to joint credit approval by Oppenheimer and CIBC.

56	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

The following table provides a summary of our positions in this business:

$ millions, as at October 31, 2012	Drawn	Undrawn
Transportation	$65	$16
Healthcare	–	–
Media and advertising	9	–
Manufacturing	15	3
Other	2	–
Exposure, net of allowance	$91	$19
Of the above:
Net impaired	$37	$5
On credit watch list	42	13
Exposure, net of allowance, as at October 31, 2011	$111	$179

As at October 31, 2012, the allowance for credit losses for this portfolio was $67 million (2011: $13 million). During the year, we recorded a provision for credit losses of $55 million (2011: reversal of credit losses of $2 million).

Settlement risk

Settlement risk is the risk that one party fails to deliver at the time of settlement on the terms of a contract between two parties. This risk can arise in general trading activities and from payment and settlement system participation.

Many global settlement systems offer significant risk reduction benefits through complex risk mitigation frameworks. Bilateral payment netting agreements may be put in place to mitigate risk by reducing the aggregate settlement amount between counterparties. Further, we participate in several North American payment and settlement systems, including a global foreign exchange multilateral netting system. We also use financial intermediaries to access some payment and settlement systems, and for certain trades, we may utilize an established clearing house to minimize settlement risk.

Transactions settled outside of payment and settlement systems or clearing houses require approval of credit facilities for counterparties, either as pre-approved settlement risk limits or payment-versus-payment arrangements.

Market risk

Market risk arises from positions in currencies, securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.

Market risk is managed through an integrated internal control framework. Each business has a dedicated market risk manager, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage.

We have comprehensive policies for market risk management related to identification and measurement of the various types of market risk, the eligibility of certain of those risks for inclusion in the trading and non-trading books, and to the establishment of limits within which we manage our overall exposures.

Our policies also outline requirements for valuation model construction, and align with accounting policies with respect to MTM and model valuation methodologies, the independent checking of the valuation of positions, and the establishment of valuation adjustments.

In 2012, we implemented the Market Risk Amendment (MRA) which includes stressed VaR and the Incremental Risk Charge (IRC) as required by OSFI under the BCBS “Revisions to the Basel II Market Risk Framework”.

Process and control

Market risk exposures are monitored daily against approved risk limits, and control processes are in place to monitor that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports, based on the previous day’s positions. Summary market risk and limit compliance reports are produced and reviewed weekly with the SET, and quarterly with the RMC.

We have risk tolerance levels, expressed in terms of both statistically based VaR measures and potential worst-case stress losses. We use a three-tiered approach to set market risk and stress limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:

•	Tier 1 limits are our overall market risk and worst-case scenario limits;
•	Tier 2 limits are designed to control the risk profile in each business; and
•	Tier 3 limits are at the desk level and designed to monitor risk concentration and the impact of book-specific stress events.

Tier 1 limits are established by the CEO, consistent with the risk tolerance policies approved by the RMC; Tier 2 and Tier 3 limits are approved at levels of management commensurate with risk assumed.

CIBC 2012 ANNUAL REPORT	57

Management’s discussion and analysis

Trading activities

We hold positions in traded financial instruments to meet client investment and risk management needs, and for proprietary trading purposes. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Risk measurement

We use the following measures for market risk:

•	VaR, which enables the meaningful comparison of the risks in different businesses and asset classes;
•	Stressed VaR, which enables the meaningful comparison of the risks in different businesses and asset classes if the worst period in the last five years is applied to the current portfolio;
•	IRC, which measures assigned capital due to the credit migration and default risk for issuer credit risk held in the trading portfolios;
•

Stressed VaR and IRC provide management with additional measurement metrics of CIBC’s exposure under stressed market conditions. As these metrics factor into our capital requirement calculations they also drive risk-return and business mix decisions as we work to optimize return on capital;

•	Stress testing and scenario analyses, which provide insight into portfolio behaviour under extreme circumstances; and
•	Backtesting, which validates the effectiveness of risk quantification through analysis of actual and theoretical profit and loss outcomes.

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. In 2012, trading revenue was $535 million (2011: $376 million) and trading revenue (TEB) was $815 million (2011: $563 million).

The VaR measures exclude exposures in our structured credit run-off businesses as discussed in the “Structured credit run-off business” section. These positions are being managed down independent of our trading businesses and our processes include frequent comprehensive measurement and reporting of the main risks to both management and the RMC.

Value-at-Risk

Our VaR methodology is a statistical technique that measures the potential overnight loss within a 99% confidence level. VaR uses numerous risk factors as inputs and is computed through the use of historical volatility of each risk factor and the associated historical correlations among them, evaluated over a one-year period.

Total market risk VaR is determined by the combined modeling of VaR for each of interest rate, credit spread, equity, foreign exchange, commodity, and debt specific risks, along with the reduction due to the portfolio effect arising from the interrelationship of the different risks.

Actual market loss experience may differ from that implied by the VaR measure for a variety of reasons. Fluctuations in market rates and prices may differ from those in the past that are used to compute the VaR measure. Additionally, our VaR measure does not account for any losses that may occur beyond the 99% confidence level.

To determine the reliability of the VaR models, actual outcomes are monitored regularly to test the validity of the assumptions and the parameters used in the VaR calculation. Market risk positions are also subject to regular stress tests against defined limits to ensure we would withstand an extreme market event.

Stress testing and scenario analysis

Stress testing and scenario analyses are designed to add insight to possible outcomes of abnormal market conditions, and to highlight possible risk concentrations.

Our stress testing measures the effect on portfolio values of a wide range of extreme moves in market prices. The methodology assumes that no actions are taken during the stress event to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.

Our scenario analysis approach simulates the impact on earnings of extreme market events up to a period of one quarter. Scenarios are developed using actual historical market data during periods of market disruption, or are based on the hypothetical occurrence of economic events, political events and natural disasters suggested and designed by economists, business leaders and risk managers.

Among the historical scenarios used were the 1987 equity market crash, the 1994 period of U.S. Federal Reserve tightening, the 1998 Russian-led crisis, the market events following September 11, 2001, and the 2008 market crisis. The hypothetical scenarios used include potential market crises originating in North America, Asia, and Europe.

Our core stress testing and scenario analyses are run daily, and further ad hoc analysis is carried out as required. Scenarios are reviewed and amended as necessary to ensure they remain relevant. Limits are placed on the maximum acceptable loss to the aggregate portfolio under any worst-case scenario and on the impact of stress testing at the detailed portfolio level and by asset class.

Backtesting

Backtesting process measures that actual profit and loss outcomes are consistent with the statistical assumptions of the VaR model. This process also includes the calculation of a hypothetical or static profit and loss. This represents the theoretical change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the contents of the portfolio remained unchanged. Backtesting process is conducted on a daily basis at the level of consolidated CIBC and at the lower levels, including business lines and individual portfolios. Static profit and loss and trading losses in excess of the one-day VaR are investigated. The investigation process involves review of data used in the model, underlying theoretical definition of the model, overview of processes used to aggregate data and produce output information and strategic analysis of produced results. The purpose of review of the model definition process is to ensure that all risk factors are identified and understood. The model validation process is performed by risk professionals who are independent of those responsible for development of the model. Validation process, overview of results and model overview are also subject to regular review by Internal Audit. Based on our backtesting results, we are able to ensure that our VaR model appropriately measures the risk.

Stressed value-at-risk

The stressed VaR measure is intended to replicate the VaR calculation that would be generated for our current portfolio if the values of the relevant market risk factors were sourced from a period of stressed market conditions. The model inputs are calibrated to historical data from a continuous 12-month period of significant financial stress relevant to our current portfolio over the last five years. Our current stressed VaR period is from October 9, 2008 to October 8, 2009.

58	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Incremental risk charge

IRC is a default and migration risk charge for issuer credit risk held in the trading portfolios. Our IRC methodology is a statistical technique that measures the risk of issuer migration and default over a period of one year by simulating changes in issuer credit rating. Validation of the model included testing of the liquidity horizon, recovery rate, correlation, and probability of default and migration.

The VaR table below presents market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S. and European markets. The primary instruments are government and corporate debt, interest rate derivatives and other. The bulk of the trading exposure to foreign exchange risk arises from transactions involving the U.S. dollar, Euro, British pound, and Japanese yen, whereas the primary risks of losses in equities are in the U.S., Canadian and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas and oil product indices.

Total average risk for the trading portfolio was down 25% from the previous year, driven mainly by a decrease in interest rate risk.

VaR by risk type – trading portfolio

$ millions, as at or for the year ended				Oct. 31 2012				Oct. 31 2011	Nov. 1 2010(1)
	Year-end	Average	High	Low	Year-end	Average	High	Low	As at
Interest rate risk	$2.1	$1.9	$5.3	$0.9	$2.7	$3.4	$6.7	$1.5	$3.2
Credit spread risk	1.4	1.3	2.4	0.6	1.0	1.1	1.7	0.5	0.9
Equity risk	2.0	3.0	5.4	1.4	1.6	3.2	6.2	1.4	0.8
Foreign exchange risk	0.7	0.7	1.7	0.2	1.6	0.9	3.3	0.2	0.7
Commodity risk	1.0	1.2	3.0	0.5	0.5	1.0	1.9	0.4	0.3
Debt specific risk	2.1	2.6	4.2	1.8	2.5	2.7	5.2	1.3	2.2
Diversification effect(2)	(5.2)	(5.8)	n/m	n/m	(5.7)	(5.8)	n/m	n/m	(4.0)
Total VaR (one-day measure)	$4.1	$4.9	$7.0	$3.3	$4.2	$6.5	$10.2	$3.4	$4.1

(1)	Does not include ISB risk measures including equity skew vega risk, commodity skew vega risk, interest rate basis risk, dividend risk, and correlation risk relating to trading activities as the information was not available.

(2)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stressed VaR by risk type – trading portfolio

$ millions, as at or for the year ended October 31				2012
	Year-end	Average	High	Low
Interest rate risk	$8.3	$6.3	$13.4	$1.5
Credit spread risk	3.8	3.0	7.2	0.7
Equity risk	1.2	2.5	6.9	0.9
Foreign exchange risk	0.6	1.8	9.4	0.2
Commodity risk	1.3	1.1	4.6	0.3
Debt specific risk	0.9	0.9	1.7	0.4
Diversification effect(1)	(6.5)	(9.1)	n/m	n/m
Total stressed VaR (one-day measure)	$9.6	$6.5	$13.0	$2.0

(1)	Total stressed VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Incremental risk charge – trading portfolio

$ millions, as at or for the year ended October 31				2012
	Year-end	Average	High	Low
Default risk	$28.8	$33.4	$54.7	$17.2
Migration risk	42.1	37.9	59.7	18.4
Incremental risk charge (one-year measure)	$70.9	$71.3	$97.1	$50.8

Trading revenue

The histogram below presents the frequency distribution of daily trading revenue (TEB) for 2012. Trading revenue (TEB) was positive for 97% of the days (2011: 94%). Daily trading losses did not exceed VaR during the year. The largest loss occurred on April 9, 2012, totalling $1.6 million and was mainly driven by changes in interest rates and funding costs. The largest gain occurred on October 19, 2012, totalling $20.5 million and it was driven by the client index facilitation business. Average daily trading revenue (TEB) was $3.3 million (2011: $2.7 million) and the average daily TEB was $1.1 million (2011: $0.7 million). The plots below do not include an adjustment for the valuation of derivatives on a collateralized basis using prices from the OIS market.

CIBC 2012 ANNUAL REPORT	59

Management’s discussion and analysis

Frequency distribution of daily 2012 trading revenue (TEB)

Trading revenue (TEB) vs. VaR

Non-exchange traded commodity derivatives

In the normal course of business, we trade non-exchange traded commodity derivative contracts. We control and manage our non-exchange traded commodity derivatives risk through the VaR and stress testing methodologies described above. We use modelling techniques or other valuation methodologies to determine the fair value of these contracts.

The following table provides the fair value, based upon maturity of non-exchange traded commodity contracts:

$ millions, as at October 31, 2012	Positive	Negative	Net
Maturity less than 1 year	$136	$200	$(64)
Maturity 1 – 3 years	141	290	(149)
Maturity 4 – 5 years	30	22	8
Maturity in excess of 5 years	43	8	35
	$350	$520	$(170)

Non-trading activities

Market risks also arise from our retail banking business, equity investments and other non-trading activities. We originate many retail products with market risk characteristics. Changes in market conditions, customer behaviour and competitive market pressures can have an impact on the market risk exposure and retail margins earned from these products. Foreign exchange exposures arising from net earnings and investments in foreign operations are also included in non-trading activities.

60	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Interest rate risk

Non-trading interest rate risk consists primarily of risk inherent in asset/liability management (ALM) activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features; this optionality is measured consistent with our actual experience. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.

ALM activities are conducted by Treasury under the supervision of the SET, within the overall risk appetite established by the Board. Compliance with trading and non-trading market risk policy, as well as market risk limits is monitored daily by market risk management.

Our principal interest rate risk measures are VaR, earnings risk, and future risk. Earnings risk is the impact to net income after-tax, over a one-year term of an immediate 1% and 2% increase in market interest rates. Future risk is the impact to common shareholders’ equity (on a present value basis) of an immediate 1% and 2% increase in market interest rates.

Our total non-trading interest rate risk exposure, as at October 31, 2012, is included in Note 17 to the consolidated financial statements. On- and off-balance sheet assets and liabilities are generally reported based on the earlier of their contractual repricing or maturity date; however, our disclosure includes the assumed interest rate sensitivity of certain assets and liabilities (including core deposits and credit card balances), reflecting how we manage interest rate risk; the assumed duration of core balances is approximately 1.9 years. The interest rate position reported in Note 17 presents our risk exposure only at a point in time. The exposure can change depending on client preference for products and terms, including mortgage prepayment or other options exercised, and the nature of our management of the various and diverse portfolios that comprise the consolidated interest rate risk position.

The following table shows the potential impact over the next 12 months, adjusted for structural assumptions (excluding shareholders’ equity), estimated prepayments and early withdrawals, of an immediate 100 and 200 basis point increase or decrease in interest rates. In addition, we have a floor in place in the downward shock to accommodate for the current low interest rate environment (i.e., the analysis uses the floor to stop interest rates from going into a negative position in the lower rate scenarios, given today’s historically low interest rate environment).

Interest rate sensitivity – non-trading (after-tax)

$ millions, as at	Oct. 31 2012			Oct. 31 2011			Nov. 1 2010
	C$	US$	Other	C$	US$	Other	C$	US$	Other
100 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$101	$(21)	$1	$111	$(24)	$2	$110	$12	$3
Decrease in present value of shareholders’ equity	(99)	(170)	(43)	(188)	(84)	(34)	(39)	(17)	(12)
100 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	$(180)	$7	$–	$(180)	$24	$(2)	$(173)	$(2)	$(3)
Decrease (increase) in present value of shareholders’ equity	3	115	44	64	59	34	(68)	9	9
200 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$206	$(43)	$2	$195	$(48)	$4	$196	$25	$5
Decrease in present value of shareholders’ equity	(252)	(339)	(85)	(380)	(168)	(67)	(117)	(33)	(25)
200 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	$(358)	$(1)	$(1)	$(232)	$36	$(5)	$(250)	$(2)	$(3)
Decrease (increase) in present value of shareholders’ equity	(181)	127	69	18	86	45	(161)	13	17

Foreign exchange risk

Non-trading foreign exchange risk, also referred to as structural foreign exchange risk, arises primarily from our investments in foreign operations. This risk, predominantly in U.S. dollars, is managed using derivative hedges and by funding the investments in foreign currencies. We actively manage this risk to ensure that the potential impact to earnings is minimized and that the potential impact on our capital ratios is within tolerances set by the RMC.

Structural foreign exchange risk is managed by Treasury under the supervision of the SET, with the overall risk appetite established by the Board. Compliance with trading and non-trading market risk policy, as well as market risk limits, is monitored daily by market risk management.

A 1% appreciation of the Canadian dollar would reduce our shareholders’ equity as at October 31, 2012 by approximately $36 million (October 31, 2011: $38 million; November 1, 2010: $39 million) on a pre-tax basis.

Our non-functional currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions. Thus, there is no significant impact of exchange rate fluctuations on our consolidated statement of income, except for foreign functional currency earnings, which are translated at average monthly exchange rates as they arise.

We hedge certain foreign currency contractual expenses using derivatives which are accounted for as cash flow hedges. The net change in fair value of these hedging derivatives included in AOCI amounted to a loss of $6 million (October 31, 2011: loss of $19 million: November 1, 2010: loss of $24 million). This amount will be released from AOCI to offset the hedged currency fluctuations as the expenses are incurred.

Derivatives held for ALM purposes

Where derivatives are held for ALM purposes, and when transactions meet the criteria specified under IFRS, we apply hedge accounting for the risks being hedged, as discussed in Notes 12 and 13 to the consolidated financial statements. Derivative hedges that do not qualify for hedge accounting

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Management’s discussion and analysis

treatment are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of income.

Economic hedges for other than FVO financial instruments may lead to income volatility because the hedged items are recorded either on a cost or amortized cost basis. This income volatility may not be representative of the overall risk.

Equity risk

Non-trading equity risk arises primarily in our merchant banking activities. Our merchant banking investments comprise public and private equities, investments in limited partnerships, and equity-accounted investments.

The following table provides the amortized cost and fair values of our non-trading equities, including merchant banking portfolios:

$ millions, as at		Amortized cost	Fair value
Oct. 31	AFS securities	$383	$654
2012	Equity-accounted investments in associates(1)	1,368	1,392
		$1,751	$2,046
Oct. 31	AFS securities	$515	$833
2011	Equity-accounted investments in associates(1)	1,128	1,171
		$1,643	$2,004
Nov. 1	AFS securities	$629	$1,018
2010	Equity-accounted investments in associates(1)	298	324
		$927	$1,342

(1)	Excludes our equity-accounted joint ventures. See Note 26 to the consolidated financial statements for details on our equity-accounted investments.

Liquidity risk

Liquidity risk is the risk of having insufficient cash resources to meet financial obligations as they fall due, in their full amount and stipulated currencies, without raising funds at adverse rates or selling assets on a forced basis.

Our liquidity risk management strategies seek to maintain sufficient liquid financial resources and diversified funding sources to continually fund our balance sheet and contingent obligations under both normal and stressed market environments.

Liquidity risk governance and management

The liquidity risk governance and management structure within CIBC is comprised of the RMC, ALCO and the Treasurer.

The management of liquidity risk is governed by the RMC with management responsibility delegated to ALCO and the Treasurer. The RMC establishes the liquidity risk framework that includes the policies, procedures, limits and independent monitoring structures that are involved in the management and monitoring of CIBC’s liquidity and funding risks. RMC responsibilities include defining: CIBC’s liquidity risk tolerance through the Risk Appetite Statement, primary liquidity metric, the Liquidity Horizon, the Contingency Funding Plan (CFP), and review of the funding and liquidity profile of CIBC.

ALCO is responsible for the oversight of the liquidity management structure including establishing liquidity risk management limits, targets and metrics, monitoring CIBC’s current and prospective liquidity risk position in relation to risk appetite, limits and the requirements of the Liquidity Policy, periodic review of stress scenario and parameters, annual update of the liquidity policy and the CFP.

The Treasurer is responsible for managing the activities and processes required for the consolidation, reporting and monitoring of CIBC’s liquidity risk position, ensuring compliance within RMC, ALCO and regulatory constraints.

Policies

Our liquidity policy and framework require maintenance of sufficient unencumbered stock of liquid assets to meet anticipated funding needs in both stable and stressed conditions for a minimum period of time as determined by the RMC. Guidelines are also set to ensure a well-diversified and balanced liability structure.

Alongside the liquidity risk management framework, our enterprise-wide pledging policy sets out consolidated aggregate net maximum pledge limits for financial and non-financial assets. Pledged assets are considered encumbered and therefore unavailable for liquidity purposes.

We maintain and periodically update a detailed CFP for responding to liquidity stress events. The plan is presented annually to the RMC.

Process and control

We manage our liquidity risk in a manner that enables us to withstand a liquidity crisis without an adverse impact on the viability of our operations. Actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are monitored on a daily basis to ensure compliance with the established limits. Short-term asset/liability mismatch limits are set by geographic location and consolidated for overall global exposure. Contractual and behavioural on-balance sheet and off-balance sheet cash flows under normal and stressed conditions are modeled and used to determine liquidity levels to be maintained for a minimum time horizon.

The RMC is regularly informed of current and prospective liquidity conditions, ongoing monitoring measures and the implementation of enhanced measurement tools.

Risk measurement

CIBC’s liquidity risk tolerance is defined by its Risk Appetite Statement, approved annually by the Board of Directors, and forms the basis for the delegation of liquidity risk authorities to the ALCO, which in turn delegates to senior management. The primary liquidity risk metric to measure and monitor CIBC’s liquidity position is the liquidity horizon, the future point in time when projected cumulative cash outflows exceed cash inflows under a predefined liquidity stress scenario. The minimum liquidity horizon is set by the RMC and delegated to the ALCO. Our liquidity measurement system provides daily liquidity risk exposure reports for review by senior management. ALCO monitors CIBC’s current and prospective liquidity position in relation to risk appetite and limits.

62	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

CIBC applies a severe, name-specific and market-wide stress scenario to determine the amount of liquidity required to satisfy its obligations as they come due. The scenario models potential liquidity and funding requirements, including unsecured wholesale funding and deposit runoff, and expected contingent liability utilization, as well as liquid asset marketability, in the context of the prescribed stress event. Liquid assets are cash, short-term bank deposits and high-quality marketable securities that can be readily pledged or converted into cash in a timely fashion. Stress scenario assumptions and associated parameters are subject to periodic review and approval, at least annually, by CIBC’s ALCO and RMC.

Term funding sources and strategies

We manage liquidity to meet both short and long-term cash requirements. Reliance on short-term wholesale funding is maintained at prudent levels and is in accordance with RMC authorized limits and management targets established by ALCO.

We obtain funding through both wholesale and retail sources. Consistent with our liquidity risk mitigation strategies, we continue to source term funding in the wholesale markets from a variety of clients and geographic locations, borrowing across a range of maturities, using a mix of funding instruments.

Personal retail deposits remain our primary source of funding and totalled $118.2 billion as at October 31, 2012 (October 31, 2011: $116.6 billion; November 1, 2010: $113.3 billion). Our liquidity management framework applies deposit run-off assumptions, under a severe combined stress scenario, to determine core deposits.

Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, and maintenance of segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower dependency on short-term wholesale funding.

The following table provides the contractual maturities at carrying values of funding sourced by CIBC from the wholesale market:

$ millions, as at		Less than 1 month	1 - 3 months	3 - 6 months	6 - 12 months	1 - 2 years	Over 2 years	Total
Oct. 31	Deposits from banks	$2,262	$1,152	$210	$–	$–	$–	$3,624
2012	Bearer deposit notes, certificate of deposits and bankers’ acceptances	3,834	4,035	2,050	3,594	544	4,050	18,107
	Deposit and medium-term notes	512	1,658	5,445	8,695	4,447	16,176	36,933
	Subordinated indebtedness	–	–	–	559	–	4,264	4,823
	Mortgage securitization	–	1,272	–	3,875	12,218	16,278	33,643
	Covered bonds	–	–	2,464	–	2,763	8,645	13,872
	Cards securitization	–	–	177	957	1,919	1,845	4,898
		$6,608	$8,117	$10,346	$17,680	$21,891	$51,258	$115,900
	Comprises:
	Unsecured	$6,608	$6,845	$7,705	$12,848	$4,991	$24,490	$63,487
	Secured	–	1,272	2,641	4,832	16,900	26,768	52,413
		$6,608	$8,117	$10,346	$17,680	$21,891	$51,258	$115,900
Oct. 31	Deposits from banks	$2,753	$275	$–	$–	$–	$–	$3,028
2011	Bearer deposit notes, certificate of deposits and bankers’ acceptances	4,318	1,942	3,727	3,050	3,057	321	16,415
	Deposit and medium-term notes	3,963	2,989	2,355	10,288	1,861	14,965	36,421
	Subordinated indebtedness	–	–	–	–	558	4,580	5,138
	Mortgage securitization	–	1,902	847	3,308	5,023	24,595	35,675
	Covered bonds	–	373	–	–	2,475	9,153	12,001
	Cards securitization	–	–	–	682	1,406	1,544	3,632
		$11,034	$7,481	$6,929	$17,328	$14,380	$55,158	$112,310
	Comprises:
	Unsecured	$11,034	$5,206	$6,082	$13,338	$5,476	$19,866	$61,002
	Secured	–	2,275	847	3,990	8,904	35,292	51,308
		$11,034	$7,481	$6,929	$17,328	$14,380	$55,158	$112,310

Our unencumbered liquid assets are summarized in the following table:

$ millions, as at	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010
Cash and deposits with banks(1)	$1,226	$1,928	$7,137
Securities(2)	63,882	58,816	52,278
NHA mortgage-backed securities	26,708	19,433	19,812
Securities purchased under resale agreements	25,163	25,641	34,722
Securities borrowed against securities	15,396	10,924	12,352
Cash collateral on securities borrowed	3,311	1,838	2,401
Total liquid assets	135,686	118,580	128,702
Encumbered liquid assets(3)	49,855	43,184	58,396
Unencumbered liquid assets	$85,831	$75,396	$70,306

(1)	Includes cash, non-interest bearing deposits and interest-bearing deposits with contractual maturities of less than 30 days.

(2)	Includes all trading, AFS and FVO securities other than the securities in our structured credit run-off business and private equity securities.

(3)	Includes encumbered amounts to support settlement and clearing activity that management considers prudent in the event of a market disruption.

In the course of our regular business activities, a portion of our total assets are pledged for collateral management purposes, including those necessary for day-to-day clearing and settlement of payments and securities. For additional details, see Note 22 to the consolidated financial statements.

CIBC 2012 ANNUAL REPORT	63

Management’s discussion and analysis

Credit ratings

Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. On March 8, 2012, Fitch downgraded its ratings on a number of regulatory capital securities issued by global financial institutions. As part of this action, Fitch downgraded its ratings on CIBC’s preferred shares and capital trust securities from ‘A’ to ‘BBB’. Fitch’s actions reflected its view that sovereign support would not sufficiently flow through to certain regulatory capital securities to allow for the recognition of such support in their ratings. On October 26, 2012, Moody’s placed on review for downgrade the long-term debt and deposit ratings of six Canadian financial institutions including CIBC. Moody’s cited as their principal concerns: (i) high consumer debt levels and elevated housing prices; (ii) system-wide downside risks to the economic environment; and (iii) their assessment of the risks inherent in the banks’ capital markets activities. There have been no other changes to our credit ratings and outlook during the year at major credit rating agencies.

Our funding and liquidity levels remained stable and sound over the year and we do not anticipate any events, commitments or demands which will materially impact our liquidity risk position.

Our credit ratings are summarized in the table below:

	Short-term debt		Long-term debt			Subordinated debt			Preferred Shares
As at October 31	2012	2011	2012		2011	2012		2011	2012		2011
DBRS	R-1(H)	R-1(H)	AA		AA	AA(L)		AA(L)	Pfd-1(L)	(1)	Pfd-1(L)
Fitch	F1+	F1+	AA-		AA-	A+		A+	BBB		A
Moody’s	P-1	P-1	Aa2	(2)	Aa2	Aa3	(2)	Aa3	Baa1	(2)	Baa1
S&P	A-1	A-1	A+		A+	A-		A	P-2(H)/P-2	(3)	P-2(H)/P-1(L)	(3)

(1)	Series 26, 27, and 29 under review with negative implications.

(2)	Ratings under review for possible downgrade.

(3)	Preferred shares qualifying as non-viability contingent capital under Basel III.

Impact on collateral if there is a downgrade of CIBC’s credit rating

We are required to deliver collateral to certain derivative counterparties in case of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds as applicable.

Restrictions on the flow of funds

We have certain subsidiaries that have separate regulatory capital, liquidity and funding requirements, as set by banking and securities regulators. Requirements of these entities are subject to regulatory change and can fluctuate depending on activity.

We monitor and manage our capital and liquidity requirements across these entities to ensure that capital is used efficiently and that each entity is in continuous compliance with local regulations.

Regulatory developments

There is an ongoing cooperation between banks and regulators towards implementing BCBS liquidity standards, i.e., the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR), which are scheduled for implementation in January 2015 and January 2018, respectively, in addition to other supplemental reporting metrics. We currently monitor the LCR for regulatory and internal reporting purposes and NSFR reporting is provided quarterly to OSFI. Our liquidity management framework integrates liquidity management principles and guidelines recommended by BCBS. OSFI sets out prudential considerations relating to the liquidity risk management programs of Canadian federally regulated deposit-taking institutions in its Guideline B-6, “Liquidity Principles”. Significant revisions to the guideline went into effect in February 2012. BCBS guidelines are incorporated into this regulation, and in addition, the regulation requires us to measure liquidity risk using a Net Cumulative Cash Flow (NCCF) test and report compliance with NCCF requirements to our regulator.

64	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets and liabilities at their carrying values. Contractual maturities provide input for determining a behavioural balance sheet, which constitutes a key component of CIBC’s liquidity risk management framework.

$ millions, as at October 31, 2012	Less than 1 year	1 - 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest bearing deposits with banks	$2,613	$–	$–	$–	$2,613
Interest bearing deposits with banks	2,114	–	–	–	2,114
Securities	6,192	17,687	13,508	27,947	65,334
Cash collateral on securities borrowed	3,311	–	–	–	3,311
Securities purchased under resale agreements	25,163	–	–	–	25,163
Loans
Residential mortgages	17,278	123,867	8,911	–	150,056
Personal	5,155	278	588	29,302	35,323
Credit card	3,918	11,235	–	–	15,153
Business and government	9,998	18,292	15,334	–	43,624
Allowance for credit losses	–	–	–	(1,860)	(1,860)
Derivative instruments	3,437	9,538	14,064	–	27,039
Customers’ liability under acceptances	10,436	–	–	–	10,436
Other assets	–	–	–	15,079	15,079
	$89,615	$180,897	$52,405	$70,468	$393,385
Liabilities
Deposits(1)(2)	$78,811	$83,794	$13,594	$124,145	$300,344
Obligations related to securities sold short	13,035	–	–	–	13,035
Cash collateral on securities lent	1,593	–	–	–	1,593
Capital Trust securities	–	–	1,678	–	1,678
Obligations related to securities sold under repurchase agreements	6,631	–	–	–	6,631
Derivative instruments	4,057	9,719	13,315	–	27,091
Acceptances	10,481	–	–	–	10,481
Other liabilities	–	–	–	10,671	10,671
Subordinated indebtedness	–	291	4,532	–	4,823
	$114,608	$93,804	$33,119	$134,816	$376,347

(1)	Deposits less than one year comprise: $20.4 billion with contractual maturities less than three months; $19.1 billion with contractual maturities within three to six months; and $39.3 billion with contractual maturities within six to twelve months.

(2)	Comprises $118.2 billion of personal deposits of which $113.6 billion are in Canada and $4.6 billion in other countries; $177.4 billion of business and government deposits of which $143.4 billion are in Canada and $34.0 billion in other countries; and $4.7 billion of bank deposits of which $1.5 billion are in Canada and $3.2 billion in other countries.

$ millions, as at October 31, 2011	Less than 1 year	1 - 5 years	Over 5 years	No specified maturity	Total
Assets(1)
Cash and non-interest bearing deposits with banks	$1,481	$–	$–	$–	$1,481
Interest bearing deposits with banks	3,661	–	–	–	3,661
Securities	12,773	16,878	7,981	22,663	60,295
Cash collateral on securities borrowed	1,838	–	–	–	1,838
Securities purchased under resale agreements	25,641	–	–	–	25,641
Loans
Residential mortgages	19,019	122,845	8,645	–	150,509
Personal	5,456	288	583	28,515	34,842
Credit card	4,071	11,673	–	–	15,744
Business and government	10,690	13,460	15,513	–	39,663
Allowance for credit losses	–	–	–	(1,803)	(1,803)
Derivative instruments	4,143	11,586	12,541	–	28,270
Customers’ liability under acceptances	9,454	–	–	–	9,454
Other assets	–	–	–	14,163	14,163
	$98,227	$176,730	$45,263	$63,538	$383,758
Liabilities(1)
Deposits(2)(3)	$72,844	$83,472	$13,256	$119,648	$289,220
Obligations related to securities sold short	10,316	–	–	–	10,316
Cash collateral on securities lent	2,850	–	–	–	2,850
Capital Trust securities	–	–	1,594	–	1,594
Obligations related to securities sold under repurchase agreements	8,564	–	–	–	8,564
Derivative instruments	4,654	12,079	12,059	–	28,792
Acceptances	9,489	–	–	–	9,489
Other liabilities	–	–	–	11,704	11,704
Subordinated indebtedness	–	311	4,827	–	5,138
	$108,717	$95,862	$31,736	$131,352	$367,667

(1)	Certain information has been reclassified to conform to the presentation in the current year.

(2)	Deposits less than one year comprise: $26.0 billion with contractual maturities less than three months; $13.1 billion with contractual maturities within three to six months; and $33.7 billion with contractual maturities within six to twelve months.

(3)	Comprises $116.6 billion of personal deposits of which $112.0 billion are in Canada and $4.6 billion in other countries; $168.4 billion of business and government deposits of which $138.2 billion are in Canada and $30.2 billion in other countries; and $4.2 billion of bank deposits of which $1.7 billion are in Canada and $2.5 billion in other countries.

CIBC 2012 ANNUAL REPORT	65

Management’s discussion and analysis

$ millions, as at November 1, 2010	Less than 1 year	1 - 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest bearing deposits with banks	$1,817	$–	$–	$–	$1,817
Interest bearing deposits with banks	9,005	–	–	–	9,005
Securities	16,303	15,163	8,926	13,926	54,318
Cash collateral on securities borrowed	2,401	–	–	–	2,401
Securities purchased under resale agreements	34,722	–	–	–	34,722
Loans
Residential mortgages	13,869	125,449	3,966	–	143,284
Personal	5,664	296	596	27,779	34,335
Credit card	4,115	11,799	–	–	15,914
Business and government	10,566	7,612	19,768	–	37,946
Allowance for credit losses	–	–	–	(1,886)	(1,886)
Derivative instruments	3,764	10,163	10,773	–	24,700
Customers’ liability under acceptances	7,633	–	–	–	7,633
Other assets	–	–	–	15,119	15,119
	$109,859	$170,482	$44,029	$54,938	$379,308
Liabilities
Deposits(1)(2)	$79,218	$76,766	$12,967	$109,320	$278,271
Obligations related to securities sold short	9,673	–	–	–	9,673
Cash collateral on securities lent	4,306	–	–	–	4,306
Capital Trust securities	–	–	1,600	–	1,600
Obligations related to securities sold under repurchase agreements	20,651	–	–	–	20,651
Derivative instruments	3,907	10,963	10,493	–	25,363
Acceptances	7,633	–	–	–	7,633
Other liabilities	–	–	–	12,239	12,239
Subordinated indebtedness	–	325	4,448	–	4,773
	$125,388	$88,054	$29,508	$121,559	$364,509

(1)	Deposits less than one year comprise: $31.3 billion with contractual maturities less than three months; $17.8 billion with contractual maturities within three to six months; and $30.1 billion with contractual maturities within twelve months.

(2)	Comprises $113.3 billion of personal deposits of which $108.9 billion are in Canada and $4.4 billion in other countries; $159.4 billion of business and government deposits of which $126.9 billion are in Canada and $32.5 billion in other countries; and $5.6 billion of bank deposits of which $1.3 billion are in Canada and $4.3 billion in other countries.

Credit and liquidity commitments

The following table provides the contractual maturity of notional amounts of credit, guarantee, and liquidity commitments should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

		Contract amounts expiration per period
$ millions, as at		Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total
Oct. 31	Unutilized credit commitments	$120,496	$10,293	$17,009	$1,159	$148,957
2012	Backstop liquidity facilities	3,189	–	–	–	3,189
	Standby and performance letters of credit	5,857	695	631	321	7,504
	Documentary and commercial letters of credit	449	–	–	–	449
		$129,991	$10,988	$17,640	$1,480	$160,099
Oct. 31	Unutilized credit commitments	$118,177	$9,986	$10,982	$1,193	$140,338
2011	Backstop liquidity facilities	2,273	–	–	–	2,273
	Standby and performance letters of credit	5,180	656	463	24	6,323
	Documentary and commercial letters of credit	312	–	–	–	312
		$125,942	$10,642	$11,445	$1,217	$149,246
Nov. 1	Unutilized credit commitments	$111,719	$17,610	$2,401	$521	$132,251
2010	Backstop liquidity facilities	3,444	–	–	–	3,444
	Standby and performance letters of credit	4,656	767	146	152	5,721
	Documentary and commercial letters of credit	290	–	–	–	290
		$120,109	$18,377	$2,547	$673	$141,706

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Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at		Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total
Oct. 31	Operating leases	$366	$665	$554	$1,398	$2,983
2012	Purchase obligations(1)	659	853	497	248	2,257
	Investment commitments(2)	178	–	–	–	178
	Pension contributions(3)	239	–	–	–	239
	Underwriting commitments	184	–	–	–	184
		$1,626	$1,518	$1,051	$1,646	$5,841
Oct. 31	Operating leases	$351	$636	$506	$1,385	$2,878
2011	Purchase obligations(1)	566	831	520	434	2,351
	Investment commitments(2)	354	–	–	–	354
	Pension contributions(3)	230	–	–	–	230
	Underwriting commitments	333	–	–	–	333
		$1,834	$1,467	$1,026	$1,819	$6,146
Nov. 1	Operating leases	$332	$596	$495	$1,482	$2,905
2010	Purchase obligations(1)	581	801	219	151	1,752
	Investment commitments(2)	294	–	–	–	294
	Pension contributions(3)	216	–	–	–	216
	Underwriting commitments	183	–	–	–	183
		$1,606	$1,397	$714	$1,633	$5,350

(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.

(2)	As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. As the timing of future investment commitments is non-specific and callable by the counterparty, obligations have been included as less than one year.

(3)	Includes estimated minimum pension contributions, and expected benefit payments for post-retirement medical and dental plans, the long-term disability plan, and related medical and dental benefits for disabled employees. Subject to change as contribution decisions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy. Also, funding requirements after 2013 are excluded due to the significant variability in the assumptions required to project the timing of future cash flows.

Strategic risk

Strategic risk arises from ineffective business strategies or the failure to effectively execute strategies. It includes, but is not limited to, potential financial loss due to the failure of acquisitions or organic growth initiatives.

Oversight of strategic risk is the responsibility of the SET and the Board. At least annually, the CEO presents CIBC’s strategic planning process and CIBC’s annual strategic business plan to the Board for review and approval. The Board reviews the plan in light of management’s assessment of emerging market trends, the competitive environment, potential risks and other key issues.

One of the tools for measuring, monitoring and controlling strategic risk is attribution of economic capital against this risk. Our economic capital models include a strategic risk component for those businesses utilizing capital to fund an acquisition or a significant organic growth strategy.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems, human error or external events.

Operational risks driven by people and processes are mitigated through human resources policies and practices, and operational procedural controls, respectively. Operational risks driven by systems are managed through controls over technology development and change management.

The GCC provides oversight on operational risk matters and our internal control framework within the parameters and strategic objectives established by the SET. The SET is accountable to the Board and its Audit Committee and the RMC for maintaining a strong risk culture and internal control environment.

Operational risk management approach

We have developed a comprehensive framework supporting and governing the processes of identifying, assessing, managing, measuring, monitoring and reporting operational risks. Our approach to operational risk management focuses on mitigating operational losses by consistently applying and utilizing control-based approaches as well as risk-specific assessment tools. The transparency of information, timely escalation of key risk issues and clear accountability for issue resolution are major pillars of our approach. We also regularly review our risk governance structure to ensure that there is clarity and ownership of key risk areas.

We use a three lines of defence model to manage operational risk. Business lines are our first line of defence and have primary responsibility for the day-to-day management of operational risk inherent in their products and activities. Functionally independent governance groups, representing our second line of defence, are responsible for maintaining a robust operational risk management framework and providing operational risk oversight. Our third line of defence is Internal Audit who independently opines on the design and operating effectiveness of the controls that support our operational risk management program.

Managing operational risk

To identify and assess our operational risk exposures, we utilize numerous risk assessment tools, including risk and control self-assessments, scenario analyses, audit findings, internal and external loss event analyses, key risk indicators, change management approval processes (including approval of new initiatives and products) as well as comparative analyses.

In conducting risk assessments, we bring together subject matter experts from across the organization to share expertise and to identify improvements to risk identification, measurement, and control processes. Our operational risk management framework also requires risk assessments to undergo rigorous independent reviews and challenges from governance groups in their respective areas of expertise.

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Management’s discussion and analysis

We continuously monitor our operational risk profile to ensure that any adverse changes are addressed in a timely manner. Tools such as key risk indicators are used to identify changes in our risk profile before the risks become acute. Our risk monitoring processes support a comprehensive risk reporting program to both senior management and the Board.

Our primary tool for mitigating our operational risk exposure is a robust internal control environment. Our internal control framework highlights critical internal controls across the bank which are subjected to ongoing testing and review to ensure that they are effective in mitigating our operational risk exposures. In addition, we maintain a corporate insurance program to provide additional protection from loss and a global business continuity management program to mitigate business continuity risks in the event of a disaster.

Risk measurement

We use the Advanced Measurement Approach (AMA), a risk-sensitive method under Basel II, to quantify our operational risk exposure in the form of operational risk regulatory capital. We determine operational risk capital using a loss distribution approach that uses outputs from our risk assessment tools, including actual internal loss experiences, loss scenarios based on internal/external loss data and management expertise, audit findings and the results of risk and control self-assessments.

Under AMA, we are permitted to recognize the risk mitigating impact of insurance in the measures of operational risk used for regulatory minimum capital requirements. Although our current insurance policies are tailored to provide earnings protection from potential high-severity losses, we do not reflect mitigation through insurance or any other risk transfer mechanism in our AMA model.

We attribute operational risk capital at the line of business level. Capital represents the “worst-case loss” within a 99.9% confidence level and is determined for each loss event type and production/infrastructure/corporate governance line of business. The aggregate risk of CIBC is less than the sum of the individual parts, as the likelihood that all business groups across all regions will experience a worst-case loss in every loss category in the same year is extremely low. To adjust for the fact that all risks are not 100% correlated, we incorporate a portfolio effect to ensure that the aggregated risk is representative of the total bank-wide risk. The process for determining correlations considers both internal and external historical correlations and takes into account the uncertainty surrounding correlation estimates.

The results of the capital calculations are internally backtested each quarter, and the overall methodology is independently validated by the Risk Management Validation group to ensure that the assumptions applied are reasonable and conservative.

For regulated subsidiaries, the basic indicator or standardized approaches are adopted as agreed with local regulators.

Reputation and legal risk

Our reputation and financial soundness are of fundamental importance to us and to our customers, shareholders and employees.

Reputation risk is the potential for negative publicity regarding our business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.

Legal risk is the potential for civil litigation or criminal or regulatory proceedings being commenced against CIBC that, once decided, could materially and adversely affect our business, operations or financial condition.

The RMC provides oversight of the management of reputation and legal risk. The identification, consideration and prudent, proactive management of potential reputation and legal risk is a key responsibility of CIBC and all of our employees.

Our Global Reputation and Legal Risks Policy sets standards for safeguarding our reputation and minimizing exposure to our reputation and legal risk. The policy is supplemented by business procedures for identifying and escalating transactions to the RLR Committee that could pose material reputation risk and/or legal risk.

Regulatory risk

Regulatory risk is the risk of non-compliance with regulatory requirements. Non-compliance with these requirements may lead to regulatory sanctions and harm to our reputation.

Our regulatory compliance philosophy is to manage regulatory risk through the promotion of a strong compliance culture, and the integration of sound controls within the business and infrastructure groups. The foundation of this approach is a comprehensive Legislative Compliance Management (LCM) framework. The LCM framework maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.

Our Compliance department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the LCM framework. The department is independent of business management and reports regularly to the Audit Committee.

Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and infrastructure groups, and extends to all employees. The Compliance department’s activities support those groups, with particular emphasis on regulatory requirements that govern the relationship between CIBC and its clients that help protect the integrity of the capital markets.

Environmental risk

Environmental risk is the risk of financial loss or damage to reputation associated with environmental issues, whether arising from our credit and investment activities or related to our own operations. Our corporate environmental policy, originally approved by the Board in 1993 and most recently updated and approved by the RMC in 2011, commits CIBC to responsible conduct in all activities to protect and conserve the environment; safeguard the interests of all stakeholders from unacceptable levels of environmental risk; and support the principles of sustainable development.

The policy is addressed by an integrated Corporate Environmental Management Program which is under the overall management of the Environmental Risk Management (ERM) group in Risk Management. Environmental evaluations are integrated into our credit and investment risk assessment processes, with environmental risk management standards and procedures in place for all sectors. In addition, environmental and social risk assessments in project finance are required in accordance with our commitment to the Equator Principles, a voluntary set of guidelines for financial institutions based on the screening criteria of the International Finance Corporation, which we adopted in 2003. We also conduct ongoing research and benchmarking on environmental issues such as climate change and biodiversity protection as they may pertain to responsible lending practices. We are also a signatory to and participant in the Carbon Disclosure Project, which promotes corporate disclosure to the investment community on greenhouse gas emissions and climate change management.

The ERM group works closely with Corporate Services, Marketing, Communications and Public Affairs, and other business and functional groups in ensuring that high standards of environmental due diligence and responsibility are applied in our facilities management, purchasing and other operations. An Environmental Management Committee is in place to provide oversight and to support these activities.

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Management’s discussion and analysis

Accounting and control matters

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.

Valuation of financial instruments

Debt and equity trading securities, trading business and government loans, obligations related to securities sold short, derivative contracts, AFS securities, trading liabilities and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, securities purchased under resale agreements, structured retail deposits and business and government deposits. Retail mortgage interest rate commitments are also designated as FVO financial instruments.

The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date (i.e. the exit price) in an orderly arm’s length transaction between knowledgeable and willing market participants motivated by normal business considerations. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3) as outlined below. Fair value is best evidenced by an independent unadjusted quoted market price for the same instrument in an active market (Level 1).

If a market price in an active market is not available, the fair value is estimated on the basis of valuation models.

Observable market inputs are utilized for valuation purposes to the extent possible and appropriate.

Valuation models may utilize observable market inputs (Level 2), including: interest rates, foreign currency rates, equity and equivalent synthetic instrument prices, index levels, credit spreads, counterparty credit quality, corresponding market volatility levels, and other market-based pricing factors, as well as any appropriate, highly correlated proxy market valuation data. Valuation models may also utilize one or more significant non-observable market inputs (Level 3).

If the fair value of a financial instrument is not determinable based upon quoted market prices in an active market, and a suitable market proxy is not available, the transaction price would be considered to be the best indicator of market value on the transaction date. When the fair value of a financial instrument at inception is determined using a valuation technique that incorporates significant non-observable market inputs, no inception profit or loss (difference between the determined fair value and the transaction price) is recognized at the time the financial instrument is first recorded. Any gains or losses at inception would be deferred and recognized only in future periods over the term of the instrument, or when market quotes or data become observable.

In inactive markets, quotes obtained from brokers are indicative quotes, meaning that they are not binding, and are mainly derived from the brokers’ internal valuation models.

Due to the inherent limitations of the indicative broker quotes in estimating fair value, we also consider the values provided by our internal models, where appropriate, utilizing observable market inputs to the extent possible.

To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis.

Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

The following table presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on predominantly non-observable market inputs (Level 3), for the structured credit run-off business and total consolidated CIBC:

	Oct. 31 2012			Oct. 31 2011
$ millions, as at	Structured credit run-off business	Total CIBC	Total CIBC(1)	Structured credit run-off business	Total CIBC	Total CIBC(1)
Assets
Trading securities and loans	$628	$640	1.6%	$559	$570	1.7%
AFS securities	2	1,370	5.5	2	2,052	7.6
FVO securities	170	170	55.9	198	198	42.7
Derivative instruments	591	683	2.5	1,020	1,109	3.9
Liabilities
Deposits and other liabilities(2)	$428	$597	28.7%	$389	$955	44.9%
Derivative instruments	1,315	1,402	5.2	1,788	1,937	6.7

(1)	Represents percentage of Level 3 assets and liabilities in each reported category that are carried at fair value on the consolidated balance sheet.

(2)	Includes FVO deposits and bifurcated embedded derivatives.

Level 3 financial assets and liabilities

Much of our structured credit run-off business requires the application of valuation techniques using predominantly non-observable market inputs. In an inactive market, indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date (all of which we consider to be non-observable market inputs), are predominantly used for the valuation of these positions. We also consider whether a CVA is required to recognize the risk that any given counterparty to which we are exposed may not ultimately be able to fulfill its obligations.

For credit derivatives purchased from financial guarantors, our CVA is driven off market-observed credit spreads, where available and appropriate. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e., not representative of fair value), a proxy market credit spread is used. The proxy market credit spread is based on our internal credit rating for the particular

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Management’s discussion and analysis

financial guarantor. Credit spreads contain information on market (or proxy market) expectations of PD as well as LGD. The credit spreads are applied in relation to the weighted-average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market credit spread is used, we also make an adjustment to reflect additional financial guarantor risk over equivalently rated non-financial guarantor counterparties. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties, except for high-quality reference assets where we have neither experienced nor expect future credit losses.

Where appropriate, on certain financial guarantors, we determined the CVA based on estimated recoverable amounts. For details on sensitivity of level 3 financial assets and liabilities, see Note 2 to the consolidated financial statements.

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk, credit risk, and future administration costs. In order to reflect observed market practice of pricing collateralized derivatives using the OIS curve, we have amended our valuation approach to use OIS curves as the discount rate in place of LIBOR, resulting in a pre-tax loss of $33 million ($24 million after-tax) in the fourth quarter of 2012. Market practices continue to evolve concerning the use of and construction of OIS curves that best reflect the nature of the underlying collateral and as a result additional valuation adjustments may be required in the future.

The following table summarizes our valuation adjustments:

$ millions, as at October 31	2012	2011
Securities
Market risk	$3	$4
Derivatives
Market risk	53	51
Credit risk	137	243
Administration costs	5	6
Total valuation adjustments	$198	$304

Note 2 to the consolidated financial statements presents the valuation methods used to determine fair value showing separately those that are carried at fair value on the consolidated balance sheet and those that are not.

Risk factors related to fair value adjustments

We believe that we have made appropriate fair value adjustments and have taken appropriate write-downs to date.

The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could be changed as events warrant and may not reflect ultimate realizable amounts.

Impairment of AFS securities

AFS securities include debt and equity securities.

AFS securities, other than equities that have a fair value which is not reliably measurable, are stated at fair value, whereby the difference between the fair value and the amortized cost is included in AOCI. Only equities that do not have a fair value which is reliably measurable are carried at cost. We have determined that all of our equity securities have reliable fair values.

AFS securities are subject to periodic reviews to assess whether or not there is an impairment. The assessment of impairment depends on whether the instrument is debt or equity in nature. AFS debt securities are identified as impaired when there is objective observable evidence concerning the inability to collect the contractual principal or interest. Factors that are reviewed for impairment assessment include, but are not limited to, operating performance and future expectations, liquidity and capital adequacy, external credit ratings, underlying asset quality deterioration, industry valuation levels for comparable entities, and any changes in market and economic outlook.

For AFS equity instruments, objective evidence of impairment exists if there has been a significant or prolonged decline in the fair value of the investment below its cost. In making the impairment assessment we also consider whether there have been significant adverse changes in the technological, market, economic, or legal environments in which the issuer operates or if the issuer is experiencing significant financial difficulty.

Realized gains and losses on disposal and write-downs to reflect impairment in the value of AFS securities are recorded in the consolidated statement of income. Previously recognized impairment losses for debt securities (but not equity securities) are reversed if a subsequent increase in fair value can be objectively identified and is related to an event occurring after the impairment loss was recognized. Once an AFS equity security is impaired, all subsequent declines in fair value are charged directly to income.

Allowance for credit losses

We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions.

The allowance for credit losses consists of individual and collective components.

Individual allowances

The majority of our business and government loan portfolios are assessed on an individual loan basis. Individual allowances are established when impaired loans are identified within the individually assessed portfolios. A loan is classified as impaired when we are of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. The individual allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan.

Individual allowances are not established for portfolios that are collectively assessed including most retail portfolios.

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Management’s discussion and analysis

Collective allowances

Consumer and certain small business allowances

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which we take a portfolio approach to establish the collective allowance. As it is not practical to review each individual loan, we utilize a formula basis, by reference to historical ratios of write-offs to current accounts and balances in arrears. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the allowance calculation are updated, based on our experience and the economic environment.

Business and government allowances

For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis, a collective allowance is provided for losses which we estimate are inherent in the portfolio at the reporting date, but not yet specifically identified from an individual assessment of the loan.

The methodology for determining the appropriate level of the collective allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the collective allowance calculation are updated, based on our experience and the economic environment. Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the PD factors associated with each risk rating, as well as estimates of LGD. The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

As at October 31, 2012, our model indicated a range of outcomes for the collective allowance(1) between $651 million and $1,879 million. The collective allowance(1) of $1,169 million (2011: $1,214 million), which represents our best estimate of losses inherent but not specifically provided for in our loan portfolios, was selected from within the range based on a qualitative analysis of the economic environment and credit trends, as well as the risk profile of the loan portfolios. A uniform 10% increase in the PDs or loss severity across all portfolios would cause the collective allowance(1) to increase by approximately $117 million.

(1)	Related to credit card loans, personal loans that are less than 30 days delinquent, and mortgage and business and government loans that are less than 90 days delinquent.

Securitizations and SPEs

Securitization of our own assets

SIC Interpretation 12 (SIC-12), “Consolidation-Special Purpose Entities” provides guidance on applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. In assessing and determining whether we control a SPE, judgment is exercised to determine whether the activities of the SPE are being conducted on our behalf to obtain benefits from the SPE’s operation; whether we have the decision–making powers to control or to obtain control of the SPE or its assets; whether we have rights to obtain the majority of the benefits of the SPE’s activities; and whether we retain the majority of the residual risks related to the SPE or its assets in order to obtain benefits from its activities. We sponsor several SPEs that purchase and securitize our own assets including the Cards II Trust, Broadway Trust and Crisp Trust, which we currently consolidate.

We also securitize our own mortgage assets through a government-sponsored securitization program. We sell these securitized assets to a government-sponsored securitization vehicle, that we do not consolidate, as well as to other third parties. IAS 39, “Financial Instrument Recognition and Measurement” provides guidance on when to derecognize financial assets. A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired; or when we have transferred the rights to receive cash flows from the asset such that:

•	We have transferred substantially all the risks and rewards of the asset, or
•	We have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

We have determined that our securitization activities related to residential mortgages and cards receivables are accounted for as secured borrowing transactions because we have not met the aforementioned criteria.

For additional information on our securitizations see the “Off-balance sheet arrangements” section and Note 6 to the consolidated financial statements.

Securitization of third-party assets

We also sponsor several SPEs that purchase pools of third-party assets. We monitor the extent to which we support these SPEs through direct investment in the debt issued by the SPEs and through the provision of liquidity protection to the other debt holders, to assess whether we should consolidate these entities.

Where we consider that CIBC should consolidate a SPE, IAS 27 “Consolidated and Separate Financial Statements” requires that we reconsider this assessment in the following circumstances: (i) when there is a change in the contractual arrangements between the parties to the SPE; or (ii) when any of the parties take steps to strengthen its position and, in doing so, acquires a greater level of control. Specifically, in relation to our multi-seller conduits, we reconsider our consolidation assessment whenever our level of interest in the ABCP issued by the conduits changes significantly, or in the rare event that the liquidity facility we provide to the conduits is drawn or amended.

A significant increase in our holdings of the outstanding commercial paper by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.

Asset impairment

Goodwill, other intangible assets and long-lived assets

As at October 31, 2012, we had goodwill of $1,701 million (2011: $1,677 million) and other intangible assets with an indefinite life of $136 million (2011: $136 million). Goodwill is not amortized, but is tested, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment to goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell or value in use. During 2012, we changed our annual goodwill impairment testing date from April 30 to August 1 in order to better align this date with our annual planning cycle. Accordingly, for 2012 we performed our goodwill impairment test as at April 30 and August 1 for each CGU to which goodwill has been allocated. Going forward goodwill will be tested for impairment once annually on August 1 or more frequently if there is any indication that the goodwill may be impaired.

Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangibles with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount.

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Management’s discussion and analysis

Long-lived assets and other identifiable intangibles with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount. The recoverable amount is defined as the higher of its estimated fair value less cost to sell and value in use. In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition.

We use judgment to estimate the recoverable amounts of our CGUs and other intangible assets with an indefinite life. The recoverable amount of CGUs and other intangible assets with an indefinite life are derived from internally developed valuation models, using market or discounted cash flow approaches. Under a market approach, the estimates assume that entities operating in the same industry will share similar characteristics and that entity value will correlate to those characteristics. Therefore a comparison of a CGU to similar entities whose financial information is publicly available may provide a reasonable basis to estimate fair value. These models may incorporate various key assumptions, including projected earnings and price earnings multiples. Under a discounted cash flow approach, which is often used to estimate value in use, the estimates are predicated upon the value of the future cash flows that a business will generate going forward. The discounted cash flow method involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business. These models may include various key assumptions including projected cash flows, levels of required capital, growth rates, terminal growth rates and discount rates. The valuations determined by all of these models are sensitive to the underlying business conditions in the markets in which the CGUs operate. As a result, changes in estimated recoverable amounts could result in the future, depending on various factors including changes in expected economic conditions in these markets.

In the third quarter of 2011, we recognized an impairment charge of $203 million in respect of goodwill relating to CIBC FirstCaribbean, which is recorded in Corporate and Other. The impairment was primarily driven by changes in expected future cash flows which were impacted by the challenging economic environment in the Caribbean and our outlook for the region.

As at April 30, 2012 and August 1, 2012 the estimated recoverable amounts of CIBC FirstCaribbean exceeded the carrying amounts based on the most recent impairment tests which were conducted in the third and fourth quarters of 2012, respectively. Reductions in the estimated recoverable amount of our CIBC FirstCaribbean CGU could result in goodwill impairment charges in future periods. Reductions in estimated recoverable amounts could arise from various factors such as reductions in forecast cash flows, an increase in the assumed level of required capital, and any negative change to the discount rate or the terminal growth rate either in isolation or jointly.

For additional details, see Note 8 to the consolidated financial statements.

Income taxes

We use judgment in the estimation of income taxes and deferred income tax assets and liabilities. As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions where we operate.

This process involves estimating actual current tax exposure, together with assessing temporary differences that result from the different treatment of items for tax and accounting purposes, and any tax loss carryforwards.

We are also required to establish a deferred income tax asset in respect of expenses recorded currently for which a tax deduction will be available in a future period, such as all or a portion of the collective allowance for credit losses and tax loss carryforwards.

As at October 31, 2012, we had a deferred income tax asset of $457 million (2011: $644 million) and a deferred income tax liability of $37 million (2011: $51 million). We are required to assess whether it is probable that our deferred income tax asset will be realized prior to its expiration and, based on all the available evidence, determine if any portion of our deferred income tax asset should not be recognized. The factors used to assess the probability of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the deferred income tax asset, and the remaining expiration period of tax loss carryforwards.

Although realization is not assured, we believe, based on all the available evidence, it is probable that the remaining deferred income tax asset will be realized.

Income tax accounting impacts all our reporting segments. For further details of our income taxes, see Note 20 to the consolidated financial statements.

Provisions and contingent liabilities

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect that the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial position. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period.

Amounts are accrued when we have a present legal or constructive obligation as a result of a past event, when it is both probable that an outflow of economic benefits will be required to resolve the matter, and when a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

A description of significant ongoing matters to which CIBC is a party can be found in Note 23 to the consolidated financial statements.

Post-employment and other long-term benefit plan assumptions

We are the sponsor of defined benefit plans including pension and post-retirement medical and dental plans (other post-employment plans) for eligible employees. We also continue to sponsor a long-term disability (LTD) income replacement benefit plan and associated medical and dental benefits (collectively, other long-term benefit plans). The LTD plan was closed to new claims effective June 1, 2004.

The net defined benefit expense and obligations of the pension, other post-employment, and other long-term benefit plans, which impact all of our reporting segments, are dependent upon assumptions used in calculating such amounts. These assumptions include discount rates, projected salary increases, expected returns on assets, health-care cost trend rates, turnover of employees, retirement age, and mortality rates. These assumptions are reviewed annually in accordance with accepted actuarial practice and are approved by management.

The discount rate assumption used in determining pension, other post-employment, and other long-term benefit obligations and expense reflects the market yields, as of the measurement date, on high-quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments. Our discount rate is estimated by developing a yield curve based on high-quality corporate bonds. While there is a deep market of high-quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all of the expected benefits payments for our Canadian plans. As a result, for our Canadian pension, other post-

72	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

employment and other long-term benefit plans, we estimate the yields of high-quality corporate bonds with longer term maturities by extrapolating current yields on bonds with short and medium-term durations along the yield curve. Judgment is required in constructing the yield curve, and, as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.

The expected rate of return on plan assets assumption is based on expected returns for the various asset classes, weighted by portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and expected real yields on fixed-income securities and equities. Other assumptions are based on actual plan experience and our best estimates.

For pension and other post-employment plans, actuarial gains and losses are deferred in the balance sheet and amortized over future periods to the extent they exceed the threshold established by the corridor method and, therefore, generally affect recognized expense and the recorded obligation in future periods. As at October 31, 2012, the net amount of unamortized actuarial losses was $827 million (2011: $257 million) with respect to pension plans and $91 million (2011: $23 million) with respect to other post-employment plans. Actuarial gains and losses for other long-term benefit plans are recognized in income in the period in which they arise.

Our pension plans are funded to or above the minimum amounts required by relevant legislation or plan terms. During 2012, we contributed $476 million (2011: $281 million) to the defined benefit pension plans, which included $298 million (2011: $108 million) above the minimum required. Our 2012 funding contributions to our principal Canadian pension plan was the maximum amount allowed by the Income Tax Act (Canada).

Our other post-employment plans are unfunded. We fund benefit payments for these post-employment plans as incurred. During 2012, these benefit payments totalled $26 million (2011: $27 million). Our LTD plan is a funded plan. During 2012, we contributed $15 million (2011: $15 million) to the plan.

For our Canadian pension and post-employment plans, which represent more than 90% of our pension and other post-employment plans, management has approved actuarial assumptions to be used for the 2013 expense calculation. The approved weighted-average discount rate of 4.5% for pension and other post-employment benefit plans is a decrease of 100 basis points over the weighted-average discount rate used for the 2012 expense calculation. The approved weighted-average expected long-term rate of return on plan assets of 6.3% for pension plans is unchanged from 2012. The aggregate impact of changes in actuarial assumptions, including the change in the discount rate, together with the impact of changes in the fair value of the plan assets in fiscal 2012 is expected to be an increase of $22 million in pension and other post-employment expense for 2013. Actual experience different from that anticipated or future changes in assumptions may affect our pension and other post-employment benefit obligations, expense and funding contributions.

For further details of our annual pension and other post-employment expense and obligations, see Note 19 to the consolidated financial statements.

Financial instruments

As a financial institution, our assets and liabilities primarily comprise financial instruments, which include deposits, securities, loans, derivatives, acceptances, repurchase agreements, subordinated debt, and preferred shares.

We use these financial instruments for both trading and non-trading activities. Trading activities include the purchase and sale of securities, transacting in foreign exchange and derivative instruments in the course of facilitating client trades, and taking proprietary trading positions with the objective of income generation. Non-trading activities generally include the business of lending, investing, funding, and ALM.

The use of financial instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of risk” section for details on how these risks are managed.

Financial instruments are accounted for according to their classification. For details on the accounting for these instruments, see Note 2 to the consolidated financial statements.

For significant assumptions made in determining the valuation of financial and other instruments, see the “Valuation of financial instruments” section above.

Transition to International Financial Reporting Standards

We transitioned to IFRS effective November 1, 2011.

The results and balances of our 2011 comparative year have been restated to reflect the retrospective adoption of IFRS effective November 1, 2010. Note 31 to the consolidated financial statements contains reconciliations of our 2011 Canadian GAAP financial results to the 2011 IFRS financial results included elsewhere in the consolidated financial statements.

Our selection of optional exemptions and the discussion of the mandatory exceptions applied in the preparation of our November 1, 2010 opening IFRS consolidated balance sheet are provided in section A of Note 31 to the consolidated financial statements, including our decision to apply the “fresh-start” elections that resulted in both: (i) the recognition of $1,150 million of after-tax unamortized net actuarial losses on our defined benefit plans that existed under Canadian GAAP as at November 1, 2010 through retained earnings, and (ii) the reclassification of $575 million of accumulated net foreign exchange losses on foreign operations, net of the hedge gains and losses, from AOCI to retained earnings.

Section B of Note 31 to the consolidated financial statements discusses other differences between IFRS and Canadian GAAP that gave rise to adjustments in our consolidated balance sheet and consolidated statements of income and comprehensive income. The most significant change to our consolidated balance sheet was a gross-up of approximately $29 billion to our assets and liabilities from the transfer of securitized residential mortgages to a government-sponsored trust accounted as secured borrowings under IFRS, rather than as sales under Canadian GAAP. The most significant impact on our net income was due to the $203 million goodwill impairment charge relating to CIBC FirstCaribbean that we recognized only under IFRS in the third quarter of 2011.

Accounting developments

Future accounting policy changes

For details on the future accounting policy changes, see Note 32 to the consolidated financial statements.

Related-party transactions

We have various processes in place to ensure that the relevant related-party information is identified and reported to the Corporate Governance Committee (CGC) of the Board on a quarterly basis, as required by the Bank Act. The CGC has the responsibility for reviewing our policies and practices in identifying transactions with our related parties that may materially affect us, and reviewing the associated procedures for promoting compliance with the Bank Act. As a result of transition to IFRS, post–employment benefit plans for CIBC employees are also considered related parties. For further details, see Notes 19 and 25 to the consolidated financial statements.

CIBC 2012 ANNUAL REPORT	73

Management’s discussion and analysis

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) as at October 31, 2012, and has concluded that such disclosure controls and procedures were effective.

Management’s annual report on internal control over financial reporting

CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.

Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board (IASB). CIBC’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CIBC; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of CIBC are being made only in accordance with authorizations of CIBC’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CIBC’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

CIBC’s management has used the COSO framework to evaluate the effectiveness of CIBC’s internal control over financial reporting.

As at October 31, 2012, management assessed the effectiveness of CIBC’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and that there were no material weaknesses in CIBC’s internal control over financial reporting that have been identified by management.

Ernst & Young LLP, who has audited the consolidated financial statements of CIBC for the year ended October 31, 2012, has also issued a report on internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). This report is located on page 87 of this Annual Report.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2012, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

74	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Supplementary annual financial information

Average balance sheet, net interest income and margin(1)

		Average balance			Interest			Average rate
	$ millions, for the year ended October 31	2012	2011	2010	2012	2011	2010	2012	2011	2010
	Domestic assets(2)
	Cash and deposits with banks	$2,620	$2,580	$3,359	$27	$29	$16	1.03%	1.12%	0.48%
Securities	Trading	36,492	33,702	14,895	1,201	906	368	3.29	2.69	2.47
	AFS	13,249	12,124	19,969	252	264	598	1.90	2.18	2.99
	FVO	47	47	19,713	3	3	282	6.38	6.38	1.43
	Securities borrowed or purchased under resale agreements	18,443	21,588	18,910	274	249	90	1.49	1.15	0.48
Loans	Residential mortgages	148,660	145,735	89,714	4,592	4,844	2,566	3.09	3.32	2.86
	Personal and credit card	48,463	48,087	43,851	3,477	3,523	2,786	7.17	7.33	6.35
	Business and government	25,260	22,633	20,041	1,111	947	927	4.40	4.18	4.63
	Total loans	222,383	216,455	153,606	9,180	9,314	6,279	4.13	4.30	4.09
	Other interest-bearing assets	359	530	419	13	44	55	3.62	8.30	13.13
	Derivative instruments	11,745	10,080	9,459	–	–	–	–	–	–
	Customers’ liability under acceptances	9,754	8,503	7,774	–	–	–	–	–	–
	Other non-interest-bearing assets	12,320	10,140	13,761	–	–	–	–	–	–
	Total domestic assets	327,412	315,749	261,865	10,950	10,809	7,688	3.34	3.42	2.94
	Foreign assets(2)
	Cash and deposits with banks	5,325	16,242	7,694	15	34	36	0.28	0.21	0.47
Securities	Trading	1,282	1,263	5,647	70	75	89	5.46	5.94	1.58
	AFS	12,917	11,671	14,649	157	157	198	1.22	1.35	1.35
	FVO	323	482	416	7	16	27	2.17	3.32	6.49
	Securities borrowed or purchased under resale agreements	10,131	15,273	16,933	49	116	103	0.48	0.76	0.61
Loans	Residential mortgages	2,200	2,138	2,210	126	129	177	5.73	6.03	8.01
	Personal and credit card	923	991	1,058	64	72	79	6.93	7.27	7.47
	Business and government	16,613	14,788	17,582	630	595	685	3.79	4.02	3.90
	Total loans	19,736	17,917	20,850	820	796	941	4.15	4.44	4.51
	Other interest-bearing assets	38	43	166	7	30	13	18.42	69.77	7.83
	Derivative instruments	16,971	13,235	14,487	–	–	–	–	–	–
	Customers’ liability under acceptances	–	–	–	–	–	–	–	–	–
	Other non-interest-bearing assets	3,247	2,652	3,236	–	–	–	–	–	–
	Total foreign assets	69,970	78,778	84,078	1,125	1,224	1,407	1.61	1.55	1.67
	Total assets	$397,382	$394,527	$345,943	$12,075	$12,033	$9,095	3.04%	3.05%	2.63%
	Domestic liabilities(2)
Deposits	Personal	$110,442	$107,384	$104,862	$1,217	$1,276	$1,398	1.10%	1.19%	1.33%
	Business and government	88,028	88,844	82,697	1,096	975	571	1.25	1.10	0.69
	Bank	918	1,116	1,156	5	6	4	0.54	0.54	0.35
	Secured borrowings	51,975	46,825	–	1,118	1,270	–	2.15	2.71	–
	Total deposits	251,363	244,169	188,715	3,436	3,527	1,973	1.37	1.44	1.05
	Derivative instruments	11,820	10,094	10,357	–	–	–	–	–	–
	Acceptances	9,754	8,503	7,774	–	–	–	–	–	–
	Obligations related to securities sold short	10,727	11,702	8,492	327	386	209	3.05	3.30	2.46
	Obligations related to securities lent or sold under repurchased agreements	6,318	11,964	25,885	111	182	186	1.76	1.52	0.72
	Capital Trust securities	1,649	1,593	–	144	142	–	8.73	8.91	–
	Other liabilities	10,474	11,535	10,183	56	71	(5)	0.53	0.62	(0.05)
	Subordinated indebtedness	4,590	5,011	4,767	201	207	180	4.38	4.13	3.78
	Preferred share liabilities	–	–	598	–	–	35	–	–	5.85
	Total domestic liabilities	306,695	304,571	256,771	4,275	4,515	2,578	1.39	1.48	1.00
	Foreign liabilities(2)
Deposits	Personal	6,526	6,030	6,217	62	73	85	0.95	1.21	1.37
	Business and government	36,248	35,564	30,437	101	207	111	0.28	0.58	0.36
	Bank	4,608	5,529	5,678	29	33	23	0.63	0.60	0.41
	Secured borrowings	460	814	–	2	3	–	0.43	0.37	–
	Total deposits	47,842	47,937	42,332	194	316	219	0.41	0.66	0.52
	Derivative instruments	17,080	13,252	15,863	–	–	–	–	–	–
	Acceptances	–	–	–	–	–	–	–	–	–
	Obligations related to securities sold short	138	77	128	6	2	2	4.35	2.60	1.56
	Obligations related to securities lent or sold under repurchased agreements	7,077	11,880	13,494	45	82	109	0.64	0.69	0.81
	Capital Trust securities	–	–	–	–	–	–	–	–	–
	Other liabilities	1,250	883	1,637	54	48	(25)	4.32	5.44	(1.53)
	Subordinated indebtedness	430	566	622	7	8	8	1.63	1.41	1.29
	Non-controlling interests	–	–	168	–	–	–	–	–	–
	Total foreign liabilities	73,817	74,595	74,244	306	456	313	0.41	0.61	0.42
	Total liabilities	380,512	379,166	331,015	4,581	4,971	2,891	1.20	1.31	0.87
	Shareholders’ equity	16,705	15,199	14,928	–	–	–	–	–	–
	Non-controlling interests	165	162	–	–	–	–	–	–	–
	Total liabilities and equity	$397,382	$394,527	$345,943	$4,581	$4,971	$2,891	1.15%	1.26%	0.84%
	Net interest income and margin				$7,494	$7,062	$6,204	1.89%	1.79%	1.79%
	Additional disclosures: Non-interest-bearing deposit liabilities
	Domestic	$27,865	$26,505	$26,125
	Foreign	$3,174	$2,875	$2,234

(1)	Amounts for 2012 and 2011 are based upon IFRS while 2010 are based upon Canadian GAAP.

(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

CIBC 2012 ANNUAL REPORT	75

Management’s discussion and analysis

Volume/rate analysis of changes in net interest income

		IFRS			Canadian GAAP
$ millions		2012/2011			2011/2010
		Increase (decrease) due to change in:			Increase (decrease) due to change in:
		Average balance	Average rate	Total	Average balance	Average rate	Total
	Domestic assets(1)
	Cash and deposits with banks	$–	$(2)	$(2)	$1	$12	$13
Securities	Trading	75	220	295	433	110	543
	AFS	24	(36)	(12)	(169)	50	(119)
	FVO	–	–	–	(2)	76	74
	Securities borrowed or purchased under resale agreements	(36)	61	25	14	145	159
Loans	Residential mortgages	97	(349)	(252)	167	180	347
	Personal and credit card	28	(74)	(46)	(40)	78	38
	Business and government	110	54	164	193	(34)	159
	Total loans	235	(369)	(134)	320	224	544
	Other interest-bearing assets	(14)	(17)	(31)	15	13	28
	Change in domestic interest income	284	(143)	141	612	630	1,242
	Foreign assets(1)
	Cash and deposits with banks	(23)	4	(19)	40	(42)	(2)
Securities	Trading	1	(6)	(5)	(55)	13	(42)
	AFS	17	(17)	–	(43)	2	(41)
	FVO	(5)	(4)	(9)	(2)	(12)	(14)
	Securities borrowed or purchased under resale agreements	(39)	(28)	(67)	(10)	23	13
Loans	Residential mortgages	4	(7)	(3)	(6)	(42)	(48)
	Personal and credit card	(5)	(3)	(8)	(5)	(2)	(7)
	Business and government	73	(38)	35	(99)	(15)	(114)
	Total loans	72	(48)	24	(110)	(59)	(169)
	Other interest-bearing assets	(3)	(20)	(23)	(10)	27	17
	Change in foreign interest income	20	(119)	(99)	(190)	(48)	(238)
	Total change in interest income	$304	$(262)	$42	$422	$582	$1,004
	Domestic liabilities(1)
Deposits	Personal	36	(95)	(59)	34	(156)	(122)
	Business and government	(9)	130	121	131	488	619
	Bank	(1)	–	(1)	–	2	2
	Secured borrowings	140	(292)	(152)	–	–	–
	Total deposits	166	(257)	(91)	165	334	499
	Obligations related to securities sold short	(32)	(27)	(59)	79	100	179
	Obligations related to securities lent or sold under repurchase agreements	(86)	15	(71)	(76)	105	29
	Capital Trust securities	5	(3)	2	–	–	–
	Other liabilities	(7)	(8)	(15)	–	26	26
	Subordinated indebtedness	(17)	11	(6)	9	18	27
	Preferred share liabilities	–	–	–	(35)	–	(35)
	Change in domestic interest expense	29	(269)	(240)	142	583	725
	Foreign liabilities(1)
Deposits	Personal	6	(17)	(11)	(3)	(9)	(12)
	Business and government	4	(110)	(106)	24	74	98
	Bank	(5)	1	(4)	(1)	11	10
	Secured borrowings	(1)	–	(1)	–	–	–
	Total deposits	4	(126)	(122)	20	76	96
	Obligations related to securities sold short	2	2	4	(1)	1	–
	Obligations related to securities lent or sold under repurchase agreements	(33)	(4)	(37)	(13)	(14)	(27)
	Other liabilities	20	(14)	6	11	53	64
	Subordinated indebtedness	(2)	1	(1)	(1)	1	–
	Change in foreign interest expense	(9)	(141)	(150)	16	117	133
	Total change in interest expense	$20	$(410)	$(390)	$158	$700	$858
	Change in total net interest income	$284	$148	$432	$264	$(118)	$146

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

76	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Analysis of net loans and acceptances

	IFRS		Canadian GAAP			IFRS		Canadian GAAP
	Canada(1)					U.S.(1)
$ millions, as at October 31	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008
Residential mortgages	$147,841	$148,268	$91,338	$83,837	$88,185	$1	$1	$1	$1	$1
Student	287	384	523	677	858	–	–	–	–	–
Personal	33,891	33,202	32,365	31,729	29,648	109	132	241	162	215
Credit card	14,418	14,970	11,508	11,121	10,329	33	24	30	28	25
Total net consumer loans	196,437	196,824	135,734	127,364	129,020	143	157	272	191	241
Non-residential mortgages	7,095	7,055	6,339	5,789	5,790	–	2	2	3	77
Financial institutions	2,384	2,124	1,852	2,422	4,107	435	427	352	644	1,045
Retail and Wholesale	2,827	2,652	2,487	1,926	2,261	113	43	52	115	193
Business services	3,694	3,508	2,773	2,701	2,951	226	221	403	455	558
Manufacturing-capital goods	1,072	1,079	970	709	860	188	129	12	26	296
Manufacturing-consumer goods	1,736	1,289	1,016	787	951	62	50	18	17	90
Real estate and construction	4,956	4,118	3,123	2,903	2,975	4,156	3,215	1,563	2,054	2,138
Agriculture	3,689	3,585	3,240	2,897	3,058	1	–	(1)	(1)	–
Oil and gas	2,856	2,884	2,418	3,091	3,605	781	413	145	12	58
Mining	319	285	123	501	1,763	65	78	32	–	39
Forest products	426	416	376	299	340	44	52	–	61	93
Hardware and software	464	244	223	172	190	–	73	33	43	140
Telecommunications and cable	238	213	264	148	565	14	12	13	34	107
Publishing, printing, and broadcasting	356	405	386	505	580	–	–	–	–	59
Transportation	736	701	750	800	627	332	353	359	294	460
Utilities	1,082	674	795	667	862	492	246	99	57	162
Education, health and social services	1,933	1,754	1,301	1,240	1,296	25	46	46	47	119
Governments	727	785	759	685	856	–	–	–	–	–
Others	–	–	358	96	–	730	845	1,031	1,128	–
General allowance allocated to business and government loans	–	–	(217)	(254)	(282)	–	–	(67)	(76)	(42)
Collective allowance allocated to business and government loans	(211)	(205)	–	–	–	(38)	(54)	–	–	–
Total net business and government loans, including acceptances	36,379	33,566	29,336	28,084	33,355	7,626	6,151	4,092	4,913	5,592
Total net loans and acceptances	$232,816	$230,390	$165,070	$155,448	$162,375	$7,769	$6,308	$4,364	$5,104	$5,833

(1)	Classification by country is based on domicile of debtor or customer.

Analysis of net loans and acceptances (continued)

	IFRS		Canadian GAAP			IFRS		Canadian GAAP
	Other(1)					Total
$ millions, as at October 31	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008
Residential mortgages	$2,143	$2,191	$2,190	$2,272	$2,463	$149,985	$150,460	$93,529	$86,110	$90,649
Student	1	1	1	1	1	288	385	524	678	859
Personal	568	637	688	759	909	34,568	33,971	33,294	32,650	30,772
Credit card	119	118	111	110	126	14,570	15,112	11,649	11,259	10,480
Total net consumer loans	2,831	2,947	2,990	3,142	3,499	199,411	199,928	138,996	130,697	132,760
Non-residential mortgages	273	291	392	495	519	7,368	7,348	6,733	6,287	6,386
Financial institutions	1,099	1,003	1,032	971	1,245	3,918	3,554	3,236	4,037	6,397
Retail and Wholesale	326	351	391	462	775	3,266	3,046	2,930	2,503	3,229
Business services	932	1,032	1,053	1,361	1,837	4,852	4,761	4,229	4,517	5,346
Manufacturing-capital goods	243	217	269	329	73	1,503	1,425	1,251	1,064	1,229
Manufacturing-consumer goods	225	268	253	296	365	2,023	1,607	1,287	1,100	1,406
Real estate and construction	791	572	681	755	613	9,903	7,905	5,367	5,712	5,726
Agriculture	65	94	104	114	142	3,755	3,679	3,343	3,010	3,200
Oil and gas	16	–	–	–	–	3,653	3,297	2,563	3,103	3,663
Mining	280	109	129	348	1,149	664	472	284	849	2,951
Forest products	29	32	31	21	28	499	500	407	381	461
Hardware and software	22	22	242	271	243	486	339	498	486	573
Telecommunications and cable	148	60	33	44	213	400	285	310	226	885
Publishing, printing, and broadcasting	37	41	36	39	10	393	446	422	544	649
Transportation	430	387	249	273	369	1,498	1,441	1,358	1,367	1,456
Utilities	467	272	310	351	247	2,041	1,192	1,204	1,075	1,271
Education, health and social services	23	23	27	19	–	1,981	1,823	1,374	1,306	1,415
Governments	922	901	633	567	822	1,649	1,686	1,392	1,252	1,678
Others	3,011	3,109	6,312	5,255	–	3,741	3,954	7,701	6,479	–
General allowance allocated to business and government loans	–	–	(25)	(56)	(34)	–	–	(309)	(386)	(358)
Collective allowance allocated to business and government loans	(23)	(20)	–	–	–	(272)	(279)	–	–	–
Total net business and government loans, including acceptances	9,316	8,764	12,152	11,915	8,616	53,321	48,481	45,580	44,912	47,563
Total net loans and acceptances	$12,147	$11,711	$15,142	$15,057	$12,115	$252,732	$248,409	$184,576	$175,609	$180,323

(1)	Classification by country is based on domicile of debtor or customer.

CIBC 2012 ANNUAL REPORT	77

Management’s discussion and analysis

Summary of allowance for credit losses
	IFRS		Canadian GAAP
$ millions, as at or for the year ended October 31	2012	2011	2010	2009	2008
Balance at beginning of year	$1,851	$1,950	$2,043	$1,523	$1,443
Provision for credit losses	1,291	1,144	1,046	1,649	773
Write-offs
Domestic(1)
Residential mortgages	18	16	9	7	4
Student	6	5	9	11	11
Personal and credit card	1,118	1,141	1,054	1,034	681
Other business and government	93	103	150	115	113
Foreign(1)
Residential mortgages	2	1	3	2	–
Personal and credit card	13	14	17	13	6
Other business and government	98	55	176	41	35
Total write-offs	1,348	1,335	1,418	1,223	850
Recoveries
Domestic(1)
Student	–	–	–	1	1
Personal and credit card	158	132	109	89	87
Other business and government	8	10	8	8	13
Foreign(1)
Personal and credit card	3	1	2	3	5
Other business and government	1	2	4	20	8
Total recoveries	170	145	123	121	114
Net write-offs	1,178	1,190	1,295	1,102	736
Interest income on impaired loans	(47)	(48)	–	–	–
Other	(1)	(5)	(10)	(27)	43
Balance at end of year	$1,916	$1,851	$1,784	$2,043	$1,523
Comprised of:
Loans	$1,860	$1,803	$1,720	$1,960	$1,446
Letters of credit	–	–	–	1	–
Undrawn credit facilities	56	48	64	82	77
Ratio of net write-offs during year to average loans outstanding during year	0.49%	0.51%	0.74%	0.66%	0.45%

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

Allowance for credit losses on impaired loans as a percentage of gross impaired loans (IFRS)

	Allowance for credit losses(1)		Allowance as a % of gross impaired loans
$ millions, as at October 31	2012	2011	2012	2011
Domestic(2)
Residential mortgages	$18	$15	8.0%	5.0%
Personal loans	159	156	84.6	73.6
Business and government	97	88	47.3	56.1
Total domestic	$274	$259	44.3%	38.6%
Foreign(2)
Residential mortgages	$27	$18	11.0%	8.1%
Personal loans	25	25	31.6	31.6
Business and government	395	300	42.8	31.7
Total foreign	$447	$343	35.8%	27.5%
Total allowance	$721	$602	38.6%	31.4%

(1)	Comprises individual allowance; and collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent.

(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

78	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Specific allowance for credit losses as a percentage of gross impaired loans (Canadian GAAP)
	Specific allowance for credit losses			Specific allowance as a % of gross impaired loans
$ millions, as at October 31	2010	2009	2008	2010	2009	2008
Domestic(1)
Residential mortgages	$19	$14	$9	7.3%	6.1%	6.3%
Personal loans	193	226	169	88.9	94.2	79.0
Business and government	120	134	121	55.3	51.9	71.2
Total domestic	$332	$374	$299	47.9%	51.4%	56.7%
Foreign(1)
Residential mortgages	$11	$21	$27	5.7%	12.2%	18.8%
Personal loans	31	32	38	35.6	37.6	45.8
Business and government	257	308	79	29.8	33.3	34.5
Total foreign	$299	$361	$144	26.2%	30.5%	31.6%
Total specific allowance	$631	$735	$443	34.4%	38.5%	45.1%

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

Allowance on non-impaired loans as a percentage of net loans and acceptances (IFRS)

		Allowance for credit losses(1)		Allowance as a % of net loans and acceptances
$ millions, as at October 31	2012	2011	2012	2011
Domestic(2)
Residential mortgages	$19	$14	–%	–%
Personal loans	278	300	0.8	0.9
Credit cards	582	631	4.0	4.2
Business and government	186	174	0.5	0.5
Total domestic	$1,065	$1,119	0.5%	0.5%
Foreign(2)
Residential mortgages	$7	$2	0.3%	0.1%
Personal loans	5	5	0.7	0.6
Credit cards	1	1	0.7	0.7
Business and government	61	74	0.4	0.5
Total foreign	$74	$82	0.4%	0.5%
Total allowance	$1,139	$1,201	0.5%	0.5%

(1)	Comprises the collective allowance related to credit card loans; and personal loans, mortgage and business and government loans that are less than 90 days delinquent. Excludes allowance on undrawn credit facilities.

(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

CIBC 2012 ANNUAL REPORT	79

Management’s discussion and analysis

General allowance as a percentage of net loans and acceptances (Canadian GAAP)
	General allowance for credit losses			General allowance as a % of net loans and acceptances
$ millions, as at October 31	2010	2009	2008	2010	2009	2008
Domestic(1)
Residential mortgages	$5	$4	$6	–%	–%	–%
Personal loans	287	279	280	0.9	0.9	0.9
Credit cards	477	548	348	4.1	4.9	3.4
Business and government	217	254	282	0.7	0.9	0.8
Total domestic	$986	$1,085	$916	0.6%	0.7%	0.6%
Foreign(1)
Residential mortgages	$4	$3	$4	0.2%	0.1%	0.2%
Personal loans	6	4	6	0.6	0.4	0.5
Credit cards	1	1	1	0.7	0.7	0.7
Business and government	92	132	76	0.6	0.8	0.5
Total foreign	$103	$140	$87	0.5%	0.7%	0.5%
Total general allowance	$1,089	$1,225	$1,003	0.6%	0.7%	0.6%

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

Net loans and acceptances by geographic location(1)

	IFRS		Canadian GAAP
$ millions, as at October 31	2012	2011	2010	2009	2008
Canada
Atlantic provinces	$13,228	$13,115	$9,446	$8,903	$8,977
Quebec	20,591	19,602	13,779	12,435	12,693
Ontario	108,861	110,157	77,791	72,527	76,065
Prairie provinces	11,440	9,093	7,934	7,348	7,152
Alberta, Northwest Territories and Nunavut	38,300	38,433	27,667	27,336	28,145
British Columbia and Yukon	41,435	41,074	29,439	27,984	30,259
General allowance allocated to Canada	–	–	(986)	(1,085)	(916)
Collective allowance allocated to Canada(2)	(1,039)	(1,084)	–	–	–
Total Canada	$232,816	$230,390	$165,070	$155,448	$162,375
U.S.	$7,769	$6,308	$4,364	$5,104	$5,833
Other countries	$12,147	$11,711	$15,142	$15,057	$12,115
Total net loans and acceptances	$252,732	$248,409	$184,576	$175,609	$180,323

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Comprises the collective allowance related to credit card loans, personal loans that are less than 30 days delinquent, and mortgage and business and government loans that are less than 90 days delinquent.

80	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Net impaired loans

	IFRS		Canadian GAAP			IFRS		Canadian GAAP
			Canada(1)					U.S.(1)
$ millions, as at October 31	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008
Gross impaired loans
Residential mortgages	$226	$302	$259	$230	$143	$–	$–	$–	$–	$–
Student	12	17	23	29	33	–	–	–	–	–
Personal	176	195	194	211	181	–	–	–	–	–
Total gross impaired consumer loans	414	514	476	470	357	–	–	–	–	–
Non-residential mortgages	–	4	8	8	4	–	–	–	–	–
Financial institutions	1	1	1	1	4	–	–	–	135	–
Retail, wholesale and business services	38	47	57	97	89	58	51	51	45	–
Manufacturing – consumer and capital goods	11	16	46	49	17	3	5	16	31	2
Real estate and construction	23	24	54	16	8	183	211	183	244	2
Agriculture	7	15	6	9	20	–	–	–	–	–
Resource-based industries	55	4	26	26	20	–	–	–	–	–
Telecommunications, media and technology	62	39	10	44	3	–	–	–	–	2
Transportation	6	5	7	5	3	90	3	13	19	–
Utilities	–	–	–	–	–	–	–	–	–	–
Other	2	2	2	3	2	–	–	–	–	–
Total gross impaired – business and government loans	205	157	217	258	170	334	270	263	474	6
Total gross impaired loans	619	671	693	728	527	334	270	263	474	6
Other past due loans(2)	401	553	376	472	366	11	–	–	–	5
Total gross impaired and other past due loans	$1,020	$1,224	$1,069	$1,200	$893	$345	$270	$263	$474	$11
Allowance for credit losses(3)
Residential mortgages	$18	$15	$19	$14	$9	$–	$–	$–	$–	$–
Student	–	5	7	12	11	–	–	–	–	–
Personal	159	151	186	214	158	–	–	–	–	–
Total allowance – consumer loans	177	171	212	240	178	–	–	–	–	–
Non-residential mortgages	–	3	2	2	1	–	–	–	–	–
Financial institutions	–	1	1	1	1	–	–	–	17	–
Retail, wholesale and business services	26	32	36	59	74	38	19	22	10	–
Manufacturing – consumer and capital goods	8	8	23	27	11	3	4	7	17	1
Real estate and construction	10	11	18	8	8	90	72	63	89	2
Agriculture	4	5	4	6	10	–	–	1	1	–
Resource-based industries	25	3	19	12	7	–	–	–	–	–
Telecommunications, media and technology	16	18	9	13	3	–	–	–	–	1
Transportation	6	5	7	5	4	55	3	9	13	–
Utilities	–	–	–	–	–	–	–	–	–	–
Other	2	2	1	1	2	–	–	–	–	–
Total allowance – business and government loans	97	88	120	134	121	186	98	102	147	4
Total allowance	$274	$259	$332	$374	$299	$186	$98	$102	$147	$4
Net impaired loans
Residential mortgages	$208	$287	$240	$216	$134	$–	$–	$–	$–	$–
Student	12	12	16	17	22	–	–	–	–	–
Personal	17	44	8	(3)	23	–	–	–	–	–
Total net impaired consumer loans	237	343	264	230	179	–	–	–	–	–
Non-residential mortgages	–	1	6	6	3	–	–	–	–	–
Financial institutions	1	–	–	–	3	–	–	–	118	–
Retail, wholesale and business services	12	15	21	38	15	20	32	29	35	–
Manufacturing – consumer and capital goods	3	8	23	22	6	–	1	9	14	1
Real estate and construction	13	13	36	8	–	93	139	120	155	–
Agriculture	3	10	2	3	10	–	–	(1)	(1)	–
Resource-based industries	30	1	7	14	13	–	–	–	–	–
Telecommunications, media and technology	46	21	1	31	–	–	–	–	–	1
Transportation	–	–	–	–	(1)	35	–	4	6	–
Utilities	–	–	–	–	–	–	–	–	–	–
Other	–	–	1	2	–	–	–	–	–	–
Total net impaired – business and government loans	108	69	97	124	49	148	172	161	327	2
Total net impaired loans	$345	$412	$361	$354	$228	$148	$172	$161	$327	$2

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.

(3)	Under IFRS, comprises individual allowance; and collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent. Under Canadian GAAP, includes total specific allowance.

CIBC 2012 ANNUAL REPORT	81

Management’s discussion and analysis

Net impaired loans (continued)

	IFRS		Canadian GAAP			IFRS		Canadian GAAP
				Other(1)					Total
$ millions, as at October 31	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008
Gross impaired loans
Residential mortgages	$246	$222	$193	$172	$144	$472	$524	$452	$402	$287
Student	–	–	–	–	–	12	17	23	29	33
Personal	79	79	87	85	83	255	274	281	296	264
Total gross impaired consumer loans	325	301	280	257	227	739	815	756	727	584
Non-residential mortgages	101	71	67	57	28	101	75	75	65	32
Financial institutions	1	3	4	3	1	2	4	5	139	5
Retail, wholesale and business services	191	213	172	132	70	287	311	280	274	159
Manufacturing – consumer and capital goods	54	56	51	16	7	68	77	113	96	26
Real estate and construction	210	269	228	115	76	416	504	465	375	86
Agriculture	12	23	20	14	15	19	38	26	23	35
Resource-based industries	1	3	–	–	1	56	7	26	26	21
Telecommunications, media and technology	9	9	32	90	–	71	48	42	134	5
Transportation	8	28	25	24	23	104	36	45	48	26
Utilities	1	–	1	1	1	1	–	1	1	1
Other	1	–	–	–	1	3	2	2	3	3
Total gross impaired – business and government loans	589	675	600	452	223	1,128	1,102	1,080	1,184	399
Total gross impaired loans	914	976	880	709	450	1,867	1,917	1,836	1,911	983
Other past due loans(2)	7	11	5	6	3	419	564	381	478	374
Total gross impaired and other past due loans	$921	$987	$885	$715	$453	$2,286	$2,481	$2,217	$2,389	$1,357
Allowance for credit losses(3)
Residential mortgages	$27	$18	$11	$21	$27	$45	$33	$30	$35	$36
Student	–	–	–	–	–	–	5	7	12	11
Personal	25	25	31	32	38	184	176	217	246	196
Total allowance – consumer loans	52	43	42	53	65	229	214	254	293	243
Non-residential mortgages	24	26	14	9	4	24	29	16	11	5
Financial institutions	1	1	1	1	–	1	2	2	19	1
Retail, wholesale and business services	63	69	50	46	30	127	120	108	115	104
Manufacturing – consumer and capital goods	37	37	17	5	3	48	49	47	49	15
Real estate and construction	70	40	46	27	27	170	123	127	124	37
Agriculture	3	12	9	6	4	7	17	14	13	14
Resource-based industries	–	1	–	–	–	25	4	19	12	7
Telecommunications, media and technology	9	9	11	59	–	25	27	20	72	4
Transportation	1	7	7	7	6	62	15	23	25	10
Utilities	1	–	–	1	1	1	–	–	1	1
Other	–	–	–	–	–	2	2	1	1	2
Total allowance – business and government loans	209	202	155	161	75	492	388	377	442	200
Total allowance	$261	$245	$197	$214	$140	$721	$602	$631	$735	$443
Net impaired loans
Residential mortgages	219	204	182	151	117	427	491	422	367	251
Student	$–	$–	$–	$–	$–	$12	$12	$16	$17	$22
Personal	54	54	56	53	45	71	98	64	50	68
Total net impaired consumer loans	273	258	238	204	162	510	601	502	434	341
Non-residential mortgages	77	45	53	48	24	77	46	59	54	27
Financial institutions	–	2	3	2	1	1	2	3	120	4
Retail, wholesale and business services	128	144	122	86	40	160	191	172	159	55
Manufacturing – consumer and capital goods	17	19	34	11	4	20	28	66	47	11
Real estate and construction	140	229	182	88	49	246	381	338	251	49
Agriculture	9	11	11	8	11	12	21	12	10	21
Resource-based industries	1	2	–	–	1	31	3	7	14	14
Telecommunications, media and technology	–	–	21	31	–	46	21	22	62	1
Transportation	7	21	18	17	17	42	21	22	23	16
Utilities	–	–	1	–	–	–	–	1	–	–
Other	1	–	–	–	1	1	–	1	2	1
Total net impaired – business and government loans	380	473	445	291	148	636	714	703	742	199
Total net impaired loans	$653	$731	$683	$495	$310	$1,146	$1,315	$1,205	$1,176	$540

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.

(3)	Under IFRS, comprises individual allowance; and collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent. Under Canadian GAAP, includes total specific allowance.

82	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Deposits(1)

	Average balance			Interest			Rate
$ millions, for the year ended October 31	2012	2011	2010	2012	2011	2010	2012	2011	2010
Deposits in domestic bank offices(2)
Payable on demand
Personal	$7,481	$7,390	$7,026	$17	$7	$3	0.23%	0.09%	0.04%
Business and government	26,413	26,393	25,632	102	113	46	0.39	0.43	0.18
Bank	1,188	1,406	1,299	3	4	2	0.25	0.28	0.15
Payable after notice
Personal	64,549	60,364	56,735	403	383	286	0.62	0.63	0.50
Business and government	15,478	11,757	11,812	166	123	62	1.07	1.05	0.52
Bank	11	9	4	–	–	–	–	–	–
Payable on a fixed date
Personal	40,288	41,322	42,749	816	905	1,143	2.03	2.19	2.67
Business and government	47,111	51,423	46,073	768	739	493	1.63	1.44	1.07
Bank	424	563	560	4	6	2	0.94	1.07	0.36
Secured borrowings	51,975	46,825	–	1,118	1,270	–	2.15	2.71	–
Total domestic	254,918	247,452	191,890	3,397	3,550	2,037	1.33	1.43	1.06
Deposits in foreign bank offices
Payable on demand
Personal	457	435	439	3	3	3	0.66	0.69	0.68
Business and government	2,533	2,356	2,320	2	3	6	0.08	0.13	0.26
Bank	49	36	80	2	4	4	4.08	11.11	5.00
Payable after notice
Personal	1,933	1,884	1,916	35	35	39	1.81	1.86	2.04
Business and government	579	506	647	1	1	1	0.17	0.20	0.15
Payable on a fixed date
Personal	2,260	2,019	2,214	5	16	9	0.22	0.79	0.41
Business and government	32,162	31,973	26,650	158	203	74	0.49	0.63	0.28
Bank	3,854	4,631	4,891	25	25	19	0.65	0.54	0.39
Secured borrowings	460	814	–	2	3	–	0.43	0.37	–
Total foreign	44,287	44,654	39,157	233	293	155	0.53	0.66	0.40
Total deposits	$299,205	$292,106	$231,047	$3,630	$3,843	$2,192	1.21%	1.32%	0.95%

(1)	Amounts for 2012 and 2011 are based upon IFRS while 2010 are based upon Canadian GAAP.

(2)	Deposits by foreign depositors in our domestic bank offices amounted to $3.9 billion (2011: $3.8 billion; 2010: $3.6 billion).

Short-term borrowings	IFRS		Canadian GAAP
$ millions, as at or for the year ended October 31	2012	2011	2010
Amounts outstanding at end of year
Obligations related to securities sold short	$13,035	$10,316	$9,673
Obligations related to securities lent or sold under repurchase agreements	8,224	11,414	28,220
Total short-term borrowings	$21,259	$21,730	$37,893
Obligations related to securities sold short
Average balance	$10,865	$11,779	$8,620
Maximum month-end balance	13,035	13,410	10,554
Average interest rate	3.06%	3.29%	2.45%
Obligations related to securities lent or sold under repurchase agreements
Average balance	13,395	23,844	39,379
Maximum month-end balance	21,972	32,391	45,886
Average interest rate	1.16%	1.11%	0.75%

Fees paid to the shareholders’ auditors

$ millions, for the year ended October 31	2012	2011	2010
Audit fees(1)	$15.3	$17.9	$16.3
Audit related fees(2)	1.8	2.6	2.8
Tax fees(3)	0.8	0.8	0.4
Other	0.3	0.1	–
Total	$18.2	$21.4	$19.5

(1)	For the audit of CIBC’s annual financial statements and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal controls over financial reporting under standards of the Public Company Accounting Oversight Board (United States).

(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance services.

CIBC 2012 ANNUAL REPORT	83

Consolidated financial statements

85	Financial reporting responsibility
86	Independent auditors’ report of registered public accounting firm to shareholders
88	Consolidated balance sheet
89	Consolidated statement of income
90	Consolidated statement of comprehensive income
91	Consolidated statement of changes in equity
92	Consolidated statement of cash flows
93	Notes to the consolidated financial statements
93	Note 1	–	Basis of preparation and summary of significant accounting policies
101	Note 2	–	Fair value of financial instruments
109	Note 3	–	Significant acquisitions and dispositions
110	Note 4	–	Securities
115	Note 5	–	Loans
117	Note 6	–	Structured entities and derecognition of financial assets
121	Note 7	–	Land, buildings and equipment
121	Note 8	–	Goodwill, software and other intangible assets
123	Note 9	–	Other assets
124	Note 10	–	Deposits
125	Note 11	–	Other liabilities
125	Note 12	–	Derivative instruments
132	Note 13	–	Designated accounting hedges
133	Note 14	–	Subordinated indebtedness
133	Note 15	–	Common and preferred share capital
137	Note 16	–	Capital Trust securities
138	Note 17	–	Interest rate sensitivity
139	Note 18	–	Share-based payments
141	Note 19	–	Post-employment benefits
144	Note 20	–	Income taxes
147	Note 21	–	Earnings per share
147	Note 22	–	Commitments, guarantees and pledged assets
150	Note 23	–	Contingent liabilities and provision
152	Note 24	–	Concentration of credit risk
152	Note 25	–	Related-party transactions
153	Note 26	–	Investments in equity-accounted joint ventures and associates
154	Note 27	–	Significant subsidiaries
155	Note 28	–	Segmented and geographic information
157	Note 29	–	Financial instruments – disclosures
158	Note 30	–	Interest income and expense
158	Note 31	–	Transition to International Financial Reporting Standards
175	Note 32	–	Future accounting policy changes

84	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Financial reporting responsibility

The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation of the Annual Report, which includes the consolidated financial statements and management’s discussion and analysis (MD&A), and for the timeliness and reliability of the information disclosed. The consolidated financial statements have been prepared in accordance with Section 308(4) of the Bank Act (Canada) which requires that the financial statements are to be prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The MD&A has been prepared in accordance with the requirements of applicable securities laws.

The consolidated financial statements and MD&A, of necessity, contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. All financial information appearing throughout the Annual Report is consistent with the consolidated financial statements.

Management has developed and maintains effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. During the past year, we have continued to improve, document and test the design and operating effectiveness of internal control over external financial reporting. The results of our work have been subjected to audit by the shareholders’ auditors. As at year end, we have determined that internal control over financial reporting is effective and CIBC is in compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under the U.S. Sarbanes-Oxley Act (SOX).

CIBC’s Chief Executive Officer and Chief Financial Officer have certified CIBC’s annual filings with the SEC under SOX and with the Canadian Securities Administrators under Canadian securities laws.

The Chief Auditor and his staff review and report on CIBC’s internal controls, including computerized information system controls and security, the overall control environment, and accounting and financial controls in accordance with the audit plan approved by the Audit Committee. The Chief Auditor has full and independent access to the Audit Committee.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of directors who are not officers or employees of CIBC. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, monitoring its compliance with legal and regulatory requirements, and reviewing the qualifications, independence and performance of the shareholders’ auditors and internal auditors.

Ernst & Young LLP, the shareholders’ auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. The shareholders’ auditors have full and independent access to the Audit Committee to discuss their audit and related matters.

The Office of the Superintendent of Financial Institutions (OSFI) Canada is mandated to protect the rights and interest of depositors and creditors of CIBC. Accordingly, OSFI examines and enquires into the business and affairs of CIBC, as deemed necessary, to ensure that the provisions of the Bank Act (Canada) are being complied with and that CIBC is in sound financial condition.

Gerald T. McCaughey	Kevin Glass
President and Chief Executive Officer	Chief Financial Officer	December 5, 2012

CIBC 2012 ANNUAL REPORT	85

Consolidated financial statements

Independent auditors’ report of registered public accounting firm to shareholders

Report on financial statements

We have audited the accompanying consolidated financial statements of Canadian Imperial Bank of Commerce (CIBC), which comprise the consolidated balance sheet as at October 31, 2012 and 2011 and November 1, 2010 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended October 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CIBC as at October 31, 2012 and 2011 and November 1, 2010, its financial performance and its cash flows for each of the years in the two-year period ended October 31, 2012, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CIBC’s internal control over financial reporting as of October 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 5, 2012 expressed an unqualified opinion on CIBC’s internal control over financial reporting.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

December 5, 2012

86	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Independent auditors’ report of registered public accounting firm to shareholders

Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

We have audited Canadian Imperial Bank of Commerce’s (CIBC) internal control over financial reporting as of October 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s annual report on internal control over financial reporting contained in the accompanying management’s discussion and analysis. Our responsibility is to express an opinion on CIBC’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2012, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of CIBC as at October 31, 2012 and 2011 and November 1, 2010 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended October 31, 2012 of CIBC and our report dated December 5, 2012 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

December 5, 2012

CIBC 2012 ANNUAL REPORT	87

Consolidated financial statements

Consolidated balance sheet

$ millions, as at	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010
ASSETS
Cash and non-interest-bearing deposits with banks	$2,613	$1,481	$1,817
Interest-bearing deposits with banks	2,114	3,661	9,005
Securities (Note 4)
Trading	40,330	32,713	29,074
Available-for-sale (AFS)	24,700	27,118	24,369
Designated at fair value (FVO)	304	464	875
	65,334	60,295	54,318
Cash collateral on securities borrowed	3,311	1,838	2,401
Securities purchased under resale agreements	25,163	25,641	34,722
Loans (Note 5)
Residential mortgages	150,056	150,509	143,284
Personal	35,323	34,842	34,335
Credit card	15,153	15,744	15,914
Business and government	43,624	39,663	37,946
Allowance for credit losses	(1,860)	(1,803)	(1,886)
	242,296	238,955	229,593
Other
Derivative instruments (Note 12)	27,039	28,270	24,700
Customers’ liability under acceptances	10,436	9,454	7,633
Land, buildings and equipment (Note 7)	1,683	1,580	1,568
Goodwill (Note 8)	1,701	1,677	1,907
Software and other intangible assets (Note 8)	656	633	579
Investments in equity-accounted associates and joint ventures	1,635	1,394	495
Other assets (Note 9)	9,404	8,879	10,570
	52,554	51,887	47,452
	$393,385	$383,758	$379,308
LIABILITIES AND EQUITY
Deposits (Note 10)
Personal	$118,153	$116,592	$113,294
Business and government	125,055	117,143	115,841
Bank	4,723	4,177	5,618
Secured borrowings	52,413	51,308	43,518
	300,344	289,220	278,271
Obligations related to securities sold short	13,035	10,316	9,673
Cash collateral on securities lent	1,593	2,850	4,306
Capital Trust securities	1,678	1,594	1,600
Obligations related to securities sold under repurchase agreements	6,631	8,564	20,651
Other
Derivative instruments (Note 12)	27,091	28,792	25,363
Acceptances	10,481	9,489	7,633
Other liabilities (Note 11)	10,671	11,704	12,239
	48,243	49,985	45,235
Subordinated indebtedness (Note 14)	4,823	5,138	4,773
Equity
Preferred shares (Note 15)	1,706	2,756	3,156
Common shares (Note 15)	7,769	7,376	6,804
Contributed surplus	85	93	98
Retained earnings	7,042	5,457	4,157
Accumulated other comprehensive income (AOCI)	264	245	416
Total shareholders’ equity	16,866	15,927	14,631
Non-controlling interests	172	164	168
Total equity	17,038	16,091	14,799
	$393,385	$383,758	$379,308

The accompanying notes and shaded sections in “MD&A - Management of risk” are an integral part of these consolidated financial statements.

Gerald T. McCaughey President and Chief Executive Officer	Ronald W. Tysoe Director

88	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of income

$ millions, except as noted, for the year ended October 31	2012	2011
Interest income
Loans	$10,020	$10,184
Securities	1,690	1,421
Securities borrowed or purchased under resale agreements	323	365
Deposits with banks	42	63
	12,075	12,033
Interest expense
Deposits	3,630	3,843
Securities sold short	333	388
Securities lent or sold under repurchase agreements	156	264
Subordinated indebtedness	208	215
Capital Trust securities	144	142
Other	110	119
	4,581	4,971
Net interest income	7,494	7,062
Non-interest income
Underwriting and advisory fees	438	514
Deposit and payment fees	775	756
Credit fees	418	379
Card fees	619	609
Investment management and custodial fees	424	411
Mutual fund fees	880	849
Insurance fees, net of claims	335	320
Commissions on securities transactions	402	496
Trading income (loss)	(115)	44
AFS securities gains (losses), net (Note 4)	264	397
FVO gains (losses), net	(32)	(7)
Foreign exchange other than trading	91	204
Income from equity-accounted associates and joint ventures (Note 26)	160	111
Other	396	290
	5,055	5,373
Total revenue	12,549	12,435
Provision for credit losses (Note 5)	1,291	1,144
Non-interest expenses
Employee compensation and benefits	4,044	4,052
Occupancy costs	697	667
Computer, software and office equipment	1,022	989
Communications	304	296
Advertising and business development	233	213
Professional fees	174	178
Business and capital taxes	50	38
Other	691	1,053
	7,215	7,486
Income before income taxes	4,043	3,805
Income taxes	704	927
Net income	$3,339	$2,878
Net income attributable to non-controlling interests	$8	$11
Preferred shareholders	$158	$177
Common shareholders	3,173	2,690
Net income attributable to equity shareholders	$3,331	$2,867
Earnings per share (in dollars) (Note 21)
– Basic	$7.86	$6.79
– Diluted	7.85	6.71
Dividends per common share (in dollars) (Note 15)	3.64	3.51

The accompanying notes and shaded sections in “MD&A - Management of risk” are an integral part of these consolidated financial statements.

CIBC 2012 ANNUAL REPORT	89

Consolidated financial statements

Consolidated statement of comprehensive income

$ millions, for the year ended October 31	2012	2011
Net income	$3,339	$2,878
Other comprehensive income (OCI), net of tax
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	65	(101)
Net (gains) losses on investments in foreign operations reclassified to net income	1	–
Net gains (losses) on hedges of investments in foreign operations	(65)	13
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	(1)	–
	–	(88)
Net change in AFS securities
Net gains (losses) on AFS securities	208	182
Net (gains) losses on AFS securities reclassified to net income	(196)	(241)
	12	(59)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	20	(40)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(13)	16
	7	(24)
Total OCI(1)	19	(171)
Comprehensive income	$3,358	$2,707
Comprehensive income attributable to non-controlling interests	$8	$11
Preferred shareholders	$158	$177
Common shareholders	3,192	2,519
Comprehensive income attributable to equity shareholders	$3,350	$2,696

(1)	Includes $8 million of gains for 2012 (2011: $13 million of losses) relating to our investments in equity-accounted associates and joint ventures.

$ millions, for the year ended October 31	2012	2011
Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(10)	$(1)
Net gains (losses) on hedges of investments in foreign operations	11	(2)
	1	(3)
Net change in AFS securities
Net gains (losses) on AFS securities	(49)	(82)
Net (gains) losses on AFS securities reclassified to net income	65	112
	16	30
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(4)	14
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	4	(4)
	–	10
	$17	$37

The accompanying notes and shaded sections in “MD&A - Management of risk” are an integral part of these consolidated financial statements.

90	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of changes in equity

$ millions, for the year ended October 31	2012	2011
Preferred shares (Note 15)
Balance at beginning of year	$2,756	$3,156
Redemption of preferred shares	(1,050)	(400)
Balance at end of year	$1,706	$2,756
Common shares (Note 15)
Balance at beginning of year	$7,376	$6,804
Issue of common shares	430	575
Purchase of common shares for cancellation	(39)	–
Treasury shares	2	(3)
Balance at end of year	$7,769	$7,376
Contributed surplus
Balance at beginning of year	$93	$98
Stock option expense	7	6
Stock options exercised	(15)	(12)
Other	–	1
Balance at end of year	$85	$93
Retained earnings
Balance at beginning of year	$5,457	$4,157
Net income attributable to equity shareholders	3,331	2,867
Dividends (Note 15)
Preferred	(128)	(165)
Common	(1,470)	(1,391)
Premium on redemption of preferred shares	(30)	(12)
Premium on purchase of common shares	(118)	–
Other	–	1
Balance at end of year	$7,042	$5,457
AOCI, net of tax
Net foreign currency translation adjustments
Balance at beginning of year	$(88)	$–
Net change in foreign currency translation adjustments	–	(88)
Balance at end of year	$(88)	$(88)
Net gains (losses) on AFS securities
Balance at beginning of year	$338	$397
Net change in AFS securities	12	(59)
Balance at end of year(1)	$350	$338
Net gains (losses) on cash flow hedges
Balance at beginning of year	$(5)	$19
Net change in cash flow hedges	7	(24)
Balance at end of year	$2	$(5)
Total AOCI, net of tax(2)	$264	$245
Non-controlling interests
Balance at beginning of year	$164	$168
Net income attributable to non-controlling interests	8	11
Dividends	(5)	(8)
Other	5	(7)
Balance at end of year	$172	$164
Equity at end of year	$17,038	$16,091

(1)	Includes $44 million (2011: $38 million) of cumulative loss related to AFS securities measured at fair value.

(2)	A gain of $2 million (2011: $1 million loss) deferred in AOCI is expected to be reclassified to net income during the next 12 months. Remaining amounts will be reclassified to net income over periods up to seven years (2011: nine years) thereafter.

The accompanying notes and shaded sections in “MD&A - Management of risk” are an integral part of these consolidated financial statements.

CIBC 2012 ANNUAL REPORT	91

Consolidated financial statements

Consolidated statement of cash flows

$ millions, for the year ended October 31	2012	2011(1)
Cash flows provided by (used in) operating activities
Net income	$3,339	$2,878
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	1,291	1,144
Amortization(2)	357	556
Stock option expense	7	6
Deferred income taxes	167	518
AFS securities (gains) losses, net	(264)	(397)
Net losses (gains) on disposal of land, buildings and equipment	(17)	(5)
Other non-cash items, net	91	381
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	1,547	5,344
Loans, net of repayments	(5,023)	(10,279)
Deposits, net of withdrawals	11,339	11,644
Obligations related to securities sold short	2,719	643
Accrued interest receivable	(22)	115
Accrued interest payable	(95)	(167)
Derivative assets	146	(3,047)
Derivative liabilities	(54)	2,616
Trading securities	(7,617)	(3,639)
FVO securities	160	411
Other FVO assets and liabilities	(639)	(1,164)
Current income taxes	(749)	191
Cash collateral on securities lent	(1,257)	(1,456)
Obligations related to securities sold under repurchase agreements	(1,933)	(12,087)
Cash collateral on securities borrowed	(1,473)	563
Securities purchased under resale agreements	516	9,081
Other, net	(916)	1,253
	1,620	5,103
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	–	1,500
Redemption/repurchase of subordinated indebtedness	(272)	(1,099)
Redemption of preferred shares	(1,080)	(1,016)
Issue of common shares for cash	415	563
Purchase of common shares for cancellation	(157)	–
Net proceeds from treasury shares	2	(3)
Dividends paid	(1,598)	(1,556)
	(2,690)	(1,611)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(38,537)	(33,645)
Proceeds from sale of AFS securities	23,815	13,514
Proceeds from maturity of AFS securities	17,421	17,400
Net cash used in acquisitions	(235)	(855)
Net cash provided by dispositions	42	10
Net purchase of land, buildings and equipment	(309)	(234)
	2,197	(3,810)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	5	(18)
Net increase (decrease) in cash and non-interest bearing deposits with banks during year	1,132	(336)
Cash and non-interest-bearing deposits with banks at beginning of year	1,481	1,817
Cash and non-interest-bearing deposits with banks at end of year(3)	$2,613	$1,481
Cash interest paid	$4,676	$5,138
Cash income taxes paid	1,286	218
Cash interest and dividends received	12,053	12,148

(1)	Certain prior year information has been reclassified to conform to the presentation in the current year.

(2)	Comprises amortization of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets. In addition, 2011 includes impairment loss on goodwill.

(3)	Includes restricted balance of $270 million (2011: $257 million).

The accompanying notes and shaded sections in “MD&A - Management of risk” are an integral part of these consolidated financial statements.

92	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Notes to the consolidated financial statements

Note 1	Basis of preparation and summary of significant accounting policies

Basis of preparation

The consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the Bank Act (Canada) which requires that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and IFRS 1 “First-time Adoption of International Financial Reporting Standards” has been applied.

Subject to certain transitional elections described in Note 31, CIBC has consistently applied the same accounting policies in preparing its opening IFRS balance sheet as at November 1, 2010 and throughout all periods presented, as if these policies had always been applied.

An explanation of how the transition to IFRS has affected the equity, net income, comprehensive income, and cash flows of CIBC is provided in Note 31.

These consolidated financial statements are presented in Canadian dollars, unless otherwise indicated.

These consolidated financial statements were authorized for issue by the Board of Directors on December 5, 2012.

Summary of significant accounting policies

The following paragraphs describe our significant accounting policies.

Use of estimates and assumptions

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Estimates and assumptions are made in the areas of determining the fair value of financial instruments, the allowance for credit losses, the evaluation of whether to consolidate special purpose entities (SPEs), asset impairment, income taxes, contingent liabilities and employee benefits. Actual results could differ from these estimates and assumptions.

Basis of consolidation

Subsidiaries

Subsidiaries are entities over which CIBC has control, where control is defined as the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. Control is presumed to exist where we hold, either directly or indirectly, 50% or more of the voting rights of an entity. Generally, CIBC has a shareholding of more than 50% of the voting rights in its subsidiaries. The effect of potential voting rights that are currently exercisable are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is obtained by CIBC, and are deconsolidated from the date that control is lost. Consistent accounting policies are applied throughout CIBC for the purposes of consolidation. Details of our significant subsidiaries are provided in Note 27.

Special purpose entities

SPEs are created to accomplish a narrow and well-defined objective. We consolidate a SPE if an assessment of the relevant factors indicates that we control the SPE. The assessment of whether we have control over a SPE is first performed at inception and is based on an evaluation of the substance of our relationship with the SPE and the risks and rewards.

The following factors may indicate a relationship in which we in substance control and consequently consolidate a SPE:

•	the activities of the SPE are being conducted according to our specific business needs so that we obtain benefits from the SPE’s operations;
•	we have the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, we have delegated these decision-making powers;
•	we have rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incidental to the activities of the SPE; or
•	we retain the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from the SPE’s activities.

Consolidation conclusions are reassessed whenever there is a change in the substance of the relationship with a SPE. Factors that trigger the reassessment include, but are not limited to, significant changes in ownership structure of the SPE, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the SPE that were not contemplated originally and changes in the financing structure of the SPE. As part of the reassessment process, we update assumptions with respect to loss probabilities, the likelihood of additional liquidity facilities being drawn in the future and the likelihood of future actions being taken for reputational or other purposes. All currently available information is taken into account.

Transactions eliminated on consolidation

All intercompany transactions, balances and unrealized gains and losses on transactions are eliminated on consolidation.

Non-controlling interests

Non-controlling interests (NCI) are presented on the consolidated balance sheet as a separate component of equity that is distinct from CIBC’s shareholders’ equity. The net income attributable to non-controlling interests is presented separately in the consolidated statement of income.

Associates and joint ventures

We classify investments in entities over which we have significant influence, and that are neither subsidiaries nor joint ventures, as associates. Significant influence is presumed to exist where we hold, either directly or indirectly, between 20% and 50% of the voting rights of an entity, or, in the case of a limited partnership, where CIBC is a co-general partner. Significant influence may exist where we hold less then 20% of the voting rights of an entity, for example if we have influence over the policy-making processes through representation on the entity’s Board or Directors or by other means. Where we are a party to a contractual arrangement whereby, together with one or more parties, we undertake an economic activity that is subject to joint control, we classify our interest in the venture as a joint venture.

CIBC 2012 ANNUAL REPORT	93

Consolidated financial statements

Investments in associates and interests in joint ventures are accounted for using the equity method. Under the equity method, such investments are initially measured at cost, including attributable goodwill and intangible assets, and are adjusted thereafter for the post-acquisition change in our share of the net assets of the investment.

For purposes of applying the equity method for an investment that has a different reporting period from that of CIBC, adjustments are made for the effects of any significant events or transactions that occur between the reporting date of the investment and CIBC’s reporting date.

Foreign currency translation

Monetary assets and liabilities and non-monetary assets and liabilities measured at fair value that are denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the date of the consolidated balance sheet. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of income.

Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars at the exchange rates prevailing as at the consolidated balance sheet date, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of these foreign operations and from the results of hedging the net investment in these foreign operations, net of applicable taxes, are included in Net foreign currency translation adjustments, which is included in AOCI. A deferred income tax asset or liability is not recognized in respect of a translation gain or loss arising from an investment in a foreign operation when the gain or loss is not expected to be realized for tax purposes in the foreseeable future.

Any accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes in AOCI are reclassified into the consolidated statement of income when there is a disposal of a foreign operation. A disposal occurs when we have lost control, significant influence or joint control of a foreign operation. On partial disposal of a foreign operation, the proportionate share of the accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes previously recognized in AOCI are reclassified into the consolidated statement of income. A partial disposal occurs when there has been any reduction in our ownership interest of a foreign operation other than that described above.

Classification and measurement of financial assets and liabilities

CIBC recognizes financial instruments on its consolidated balance sheet when it becomes a party to the contractual provisions of the instrument.

All financial assets must be classified at initial recognition as trading, AFS, designated at fair value (fair value option – FVO), held-to-maturity (HTM), or loans and receivables, based on the purpose for which the instrument was acquired and its characteristics. All financial assets and derivatives are required to be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured. Reclassification of non-derivative financial assets from trading to AFS or HTM is allowed under rare circumstances. Such reclassifications are only permitted when there has been a change in management’s intent with respect to a particular non-derivative financial asset. In addition, reclassification of non-derivative financial assets from trading to loans and receivables is allowed if they meet the definition of loans and receivables and we have the intention and ability to hold the financial assets for the foreseeable future or until maturity.

Financial liabilities, other than derivatives, obligations related to securities sold short, trading liabilities and FVO liabilities, are measured at amortized cost. Derivatives, obligations related to securities sold short and FVO liabilities are measured at fair value. Interest expense is recognized on an accrual basis using the effective interest method.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that do not have a quoted market price in an active market and that we did not intend to sell immediately or in the near term at the time of inception. Loans and receivables are recognized initially at fair value, which represents the cash advanced to the borrower plus direct and incremental transaction costs. Subsequently, they are measured at amortized cost, using the effective interest method, net of an allowance for credit losses. Interest income is recognized on an accrual basis using the effective interest method. Refer to the “Impairment of financial assets” policy for our accounting for impaired loans. Certain loans and receivables may be designated at fair value (see below).

Trading financial instruments

Trading financial instruments are assets and liabilities held for trading activities or that are part of a managed portfolio with a pattern of short-term profit taking. These are measured initially at fair value. Loans and receivables that we intend to sell immediately or in the near term are classified as trading financial instruments.

Trading financial instruments are re-measured at fair value as at the consolidated balance sheet date. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are included in Non-interest income as Trading income (loss) except to the extent they are economically hedging a FVO asset or liability, in which case the gains and losses are included in FVO gains (losses), net. Dividends and interest income earned on trading securities and dividends and interest expense incurred on securities sold short are included in Interest income and Interest expense, respectively.

AFS financial assets

AFS financial assets are those non-derivative financial assets that are not classified as trading, FVO or loans and receivables, and are measured initially at fair value, plus direct and incremental transactions costs. Only equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost. We have determined that all of our equity securities have reliable fair values. As a result, all AFS financial assets are re-measured at fair value through OCI subsequent to initial recognition, except that, foreign exchange gains or losses on AFS debt instruments are recognized in the consolidated statement of income. Foreign exchange gains or losses on AFS equity securities, along with all other fair value changes, are recognized in OCI until the investment is sold or impaired, whereupon the cumulative gains and losses previously recognized in OCI are transferred from AOCI to the consolidated statement of income. Realized gains and losses on sale, determined on an average cost basis, and write-downs to reflect impairment, are included in AFS securities gains (losses), net. Dividends and interest income from AFS financial assets are included in Interest income.

Refer to the “Impairment of financial assets” policy for our accounting for the impairment of AFS financial assets.

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Designated at fair value financial instruments

FVO financial instruments are those that we designate on initial recognition as instruments that we will measure at fair value through the consolidated statement of income. This designation, once made, is irrevocable. In addition to the requirement that reliable fair values are available, there are restrictions imposed by IFRS and by OSFI on the use of this designation. The criteria for applying the FVO is met when: (i) the application of the FVO eliminates or significantly reduces the measurement inconsistency that otherwise would arise from measuring assets or liabilities on a different basis, or (ii) the financial instruments are part of a portfolio which is managed on a fair value basis, in accordance with our investment strategy, and are reported internally on that basis. FVO also includes financial liabilities that have one or more embedded derivatives that significantly modify the cash flows of the contract but are not bifurcated.

Gains and losses realized on dispositions and unrealized gains and losses from changes in fair value of FVO financial instruments, and gains and losses arising from changes in fair value of derivatives, trading securities and obligations related to securities sold short that are managed in conjunction with FVO financial instruments, are included in FVO gains (losses), net. Dividends and interest earned and interest expense incurred on FVO assets and liabilities are included in Interest income and Interest expense, respectively.

Determination of fair value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s length transaction between knowledgeable and willing market participants motivated by normal business considerations. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). See Note 2 for more details about fair value measurement subsequent to initial recognition by type of financial instrument.

Transaction costs

Transaction costs relating to trading and FVO financial instruments are expensed as incurred. Transaction costs for all other financial instruments are generally capitalized. For debt instruments, transaction costs are amortized over the expected life of the instrument using the effective interest method. For equity instruments, transaction costs are included in the carrying value.

Date of recognition of securities

We account for all securities on the consolidated balance sheet using settlement date accounting.

Effective interest rate

Interest income and expense for all financial instruments measured at amortized cost and for AFS debt securities is recognized in Interest income and Interest expense using the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument to the net carrying value of the financial asset or liability upon initial recognition. When calculating the effective interest rate, we estimate future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

Fees relating to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are accounted for using the effective interest method. Fees received for commitments that are not expected to result in a loan are included in Non-interest income over the commitment period. Loan syndication fees are included in Non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest method.

Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements

Securities purchased under resale agreements are treated as collateralized lending transactions and are measured at amortized cost as they represent the purchase of securities effected with a simultaneous agreement to sell them back at a future date at a fixed price, which is generally near term. Interest income is accrued using the effective interest rate method and is included in Interest income – Securities borrowed or purchased under resale agreements in the consolidated statement of income. Certain securities purchased under resale agreements are designated as FVO and are measured at fair value with changes therein recognized in FVO gains (losses), net.

Similarly, securities sold under agreements to repurchase are treated as collateralized borrowing transactions with interest expense accrued using the effective interest method and are included in Interest expense – Securities lent or sold under repurchase agreements in the consolidated statement of income.

Cash collateral on securities borrowed and securities lent

The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities is recognized as cash collateral on securities borrowed and securities lent, respectively. Interest income on cash collateral paid and interest expense on cash collateral received is included in Interest income – Securities borrowed or purchased under resale agreements and Interest expense – Securities lent or sold under repurchase agreements, respectively.

Impairment of financial assets

Impaired loans and interest income on impaired loans

We classify a loan as impaired when, in our opinion, there is objective evidence of impairment as a result of one or more loss events that have occurred after initial recognition of the loans with a negative impact on the estimated future cash flows of a loan or portfolio of loans.

Objective evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management’s assessment of collectability, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:

•

Credit card loans are not classified as impaired and are fully written off at the earlier of the notice of bankruptcy, settlement proposal, enlistment of credit counseling services, or when payments are contractually 180 days in arrears.

•	Loans guaranteed or insured by the Canadian government (federal or provincial) or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.

In certain circumstances, we may modify a loan for economic or legal reasons related to a borrower’s financial difficulties. Once a loan is modified, if management still does not expect full collection of payments under the modified loan terms, the loan is classified as impaired. An impaired loan is measured at its estimated realizable value determined by discounting the expected future cash flows at the loan’s original effective interest rate. When a

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loan or a group of loans has been classified as impaired, interest income is recognized thereafter using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. For credit card loans, interest is accrued only to the extent that there is an expectation of receipt.

A loan is no longer considered impaired when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms of the loan or revised market terms with all criteria for the impaired classification having been remedied. Once a loan is modified and management expects full collection of payments under the modified loan terms, the loan is not considered impaired. No portion of cash received on an impaired loan is recognized in the consolidated statement of income until the loan is returned to unimpaired status.

Loans are written off, either partially or in full, against the related allowance for credit losses when we judge that there is no realistic prospect of future recovery in respect of amounts written off. When loans are secured, this is generally after all collateral has been realized or transferred to CIBC, or in certain circumstances, when the net realizable value of any collateral and other available information suggests that there is no reasonable expectation of further recovery. In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses.

Allowance for credit losses

Allowance for credit losses consists of individual and collective components:

Individual allowance

We conduct ongoing credit assessments of the majority of the business and government loan portfolios on an account-by-account basis at each reporting date and we establish an allowance for credit losses when there is objective evidence that a loan is impaired.

Collective allowance

Loans are grouped in portfolios of similar credit risk characteristics and impairment is assessed on a collective basis in two circumstances:

(i)	Incurred but not yet identified credit losses – for groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis:
•

A collective allowance is provided for losses which we estimate are inherent in the business and government portfolio as at the reporting date, but which have not yet been specifically identified from an individual assessment of the loan.

•

The collective allowance is established with reference to expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current and ongoing economic and portfolio trends, and evidence of credit quality improvements or deterioration. The period between a loss occurring and its identification is estimated by management for each identified portfolio. The parameters that affect the collective allowance calculation are updated regularly, based on our experience and that of the market in general.

•

Expected loss rates are based on the risk rating of each credit facility and on the probability of default (PD) factors, as well as estimates of loss given default (LGD) associated with each risk rating. The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

(ii)	For groups of loans where each loan is not considered to be individually significant:
•

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which collective allowances are established by reference to historical ratios of write-offs to current accounts and balances in arrears. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current and ongoing economic and portfolio trends, and evidence of credit quality improvements or deterioration. The parameters that affect the collective allowance calculation are updated regularly, based on our experience and that of the market in general.

Individual and collective allowances are provided for off-balance sheet credit exposures that are not measured at fair value. These allowances are included in Other liabilities.

AFS debt instruments

An AFS debt instrument is identified as impaired when there is objective observable evidence about our inability to collect the contractual principal or interest.

Impairment is recognized in the consolidated statement of income to reduce the carrying value to its current fair value. Impairment losses previously recognized in the consolidated statement of income are reversed in the consolidated statement of income if the fair value subsequently increases and the increase can be objectively determined to relate to an event occurring after the impairment loss was recognized.

AFS equity instruments

Objective evidence of impairment for an investment in an AFS equity instrument exists if there has been a significant or prolonged decline in the fair value of the investment below its cost, or if there is information about significant adverse changes in the technological, market, economic, or legal environment in which the issuer operates, or if the issuer is experiencing significant financial difficulty.

Impairment is recognized in the consolidated statement of income by reducing the carrying value to its current fair value. Impairment losses previously recognized in the consolidated statement of income cannot be subsequently reversed. Further decreases in fair value subsequent to the recognition of an impairment loss are recognized in the consolidated statement of income, and subsequent increases in fair value are recognized in OCI. We assess impairment for perpetual preferred shares using the equity impairment model.

Derivatives

We use derivative instruments for both asset/liability management (ALM) and trading purposes. The derivatives used for ALM purposes allow us to manage financial risks, such as movements in interest and foreign exchange rates. While our derivative trading activities are primarily driven by client trading activities, we may also take proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of earning income.

All derivative instruments are recognized initially, and are measured subsequently, at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value, in both cases as Derivative instruments. Any realized and unrealized gains or losses on derivatives used for trading purposes are recognized immediately in Trading income (loss). The accounting for derivatives used for ALM purposes depends on whether they qualify for hedge accounting as discussed below.

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Fair values of both over-the-counter (OTC) and exchange-traded derivatives are obtained using valuation techniques, including discounted cash flow models and option pricing models. See Note 12 for further information on the valuation of derivatives.

Derivatives that qualify for hedge accounting

We apply hedge accounting for derivatives held for ALM purposes that meet specified criteria. There are three types of hedges: fair value, cash flow and hedges of net investments in foreign operations (NIFOs). When hedge accounting is not applied, the change in the fair value of the derivative is recognized in the consolidated statement of income (see “Derivatives that do not qualify for hedge accounting” below).

In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with IAS 39 “Financial Instruments – Recognition and Measurement”. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed, is documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.

We assess the effectiveness of derivatives in hedging relationships, both at inception and on an ongoing basis. Ineffectiveness results to the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative exceeds the cumulative change in the fair value of expected future cash flows of the hedged item. The amount of ineffectiveness of hedging instruments is recognized immediately in the consolidated statement of income.

Fair value hedges

We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged interest rate risk are accounted for as basis adjustments to the hedged financial instruments and are included in Net interest income. Changes in fair value from the hedging derivatives are also included in Net interest income. Accordingly, any hedge ineffectiveness, representing the difference between changes in fair value of the hedging derivative and changes in the basis adjustment to the hedged item, is included in Net interest income.

Similarly, for hedges of foreign exchange risk, changes in the fair value from the hedging derivatives and non-derivatives are included in Foreign exchange other than trading (FXOTT). Changes in the fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also included in FXOTT. Any difference between the two represents hedge ineffectiveness.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is amortized over the remaining term of the hedged item. If the hedged item is derecognized, the unamortized basis adjustment is recognized immediately in the consolidated statement of income.

Cash flow hedges

We designate cash flow hedges as part of interest rate risk management strategies that use derivatives and other financial instruments to mitigate our risk from variable cash flows by effectively converting certain variable-rate financial instruments to fixed-rate financial instruments, as part of foreign exchange rate risk management strategies to hedge forecasted foreign currency denominated cash flows and for hedging certain share-based payment awards.

The effective portion of the change in fair value of the derivative instrument is offset through OCI until the variability in cash flows being hedged is recognized in the consolidated statement of income in future accounting periods, at which time an appropriate portion of the amount that was in AOCI is reclassified into the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivative is included in Net interest income, FXOTT, or Non-interest expenses immediately as it arises.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. Upon termination of the hedge relationship, any remaining amount in AOCI remains therein until it is recognized in the consolidated statement of income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in the consolidated statement of income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is recognized immediately in the consolidated statement of income.

Hedges of NIFOs with a functional currency other than the Canadian dollar

We designate NIFO hedges to mitigate the foreign exchange risk on our net investment in foreign operations with a functional currency other than the Canadian dollar.

These hedges are accounted for in a similar manner to cash flow hedges. The change in fair value on the hedging instrument relating to the effective portion is recognized in OCI. The change in fair value of the hedging instrument attributable to the forward points and relating to the ineffective portion are recognized immediately in FXOTT. Gains and losses in AOCI are reclassified to the consolidated statement of income upon the disposal or partial disposal of the investment in the foreign operation, as explained in the “foreign currency translation” policy above.

Derivatives that do not qualify for hedge accounting

The change in fair value of the derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in FVO gains (losses), net. The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in FXOTT, Non-interest income – Other, or in the case of economic hedges of share-based payments related obligations, in compensation expense, as appropriate.

Embedded derivatives

All derivatives embedded in other financial instruments are accounted for as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract and the terms of the embedded derivative represent those of a freestanding derivative in situations where the combined contract is not classified as trading or designated as FVO. These embedded derivatives, which are classified together with the host contract on the consolidated balance sheet, are measured at fair value with changes therein included in Non-interest income – Other. The residual amount of the host instrument asset or liability is accreted to its maturity value through interest income and interest expense, respectively, using the effective interest method.

Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are recognized over the life of the instrument. Where an embedded derivative is separable from the host contract but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately or is otherwise not bifurcated, the entire combined contract is measured at fair value.

Securitizations and derecognition of financial assets

Securitization of our own assets provides us with an additional source of liquidity. As we generally retain substantially all of the risks and rewards of the

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transferred assets, assets remain on the consolidated balance sheet and funding from these transactions are accounted for as Deposits – secured borrowing transactions.

Securitizations to non-consolidated entities are accounted for as sales, with the related assets being derecognized, only where:

•	our contractual right to receive cash flows from the assets has expired;
•

we transfer our contractual rights to receive the cash flows of the financial asset, and have: i) transferred substantially all the risks and rewards of ownership, or ii) neither retained nor transferred substantially all the risks and rewards, but have not retained control; or

•	the transfer meets the criteria of a qualifying pass-through arrangement.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. If an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying values is recognized in the consolidated statement of income. The repurchase of a debt instrument is considered an extinguishment of that debt instrument even if we intend to resell the instrument in the near term.

Treasury shares

Where we repurchase our own equity instruments, these instruments are treated as treasury shares and are deducted from equity at their cost with any gain or loss recognized in Contributed surplus. No gain or loss is recognized in the consolidated statement of income on the purchase, sale, issue or cancellation of our own equity instruments. Any difference between the carrying value and the consideration, if reissued, is also included in Contributed surplus.

Mortgage commitments

Mortgage interest rate commitments are extended to our retail clients in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at the funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. We apply the FVO to the commitments and measure them based on an estimate of the commitments expected to be exercised. We also carry the associated economic hedges at fair value on the consolidated balance sheet. Changes in the fair value of the commitments and the associated economic hedges are included in FVO gains (losses), net. In addition, since the fair value of the commitments is priced into the mortgage, their initial fair value is recognized over the life of the resulting mortgage.

The fair value of the mortgage commitment upon funding, if any, is recognized in the consolidated statement of income to offset the difference between the mortgage amount and its fair value.

Financial guarantees

Financial guarantees are financial contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts issued by CIBC that are not classified as insurance contracts are initially recognized as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantees, which is generally the premium received or receivable on the date the guarantee was given. Subsequently, financial guarantee liabilities are measured at the higher of the initial fair value, less cumulative amortization, and the present value of any expected payment when a payment under the guarantee has become probable. A financial guarantee that qualifies as a derivative is re-measured at fair value as at each reporting date and reported as Derivative instruments in assets or liabilities, as appropriate.

Accumulated other comprehensive income

AOCI is included on the consolidated balance sheet as a separate component (net of tax) of total equity. It includes net unrealized gains and losses on AFS securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges, and unrealized foreign currency translation gains and losses on foreign operations with a functional currency other than the Canadian dollar net of gains or losses on related hedges.

Liabilities and equity

We classify financial instruments as a liability or equity based on the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. A contract is also classified as a liability if it is a non-derivative and could obligate us to deliver a variable number of our own shares or it is a derivative other than one that can be settled by the delivery of a fixed amount of cash or another financial asset for a fixed number of our own equity instruments. An instrument is classified as equity if it evidences a residual interest in our assets after deducting all liabilities. The components of a compound financial instrument are classified and accounted for separately as assets, liabilities, or equity as appropriate. Incremental costs directly attributable to the issuance of equity instruments are shown in equity as deductions from the proceeds, net of tax.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset, and the amount presented net, when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Acceptances and customers’ liability under acceptances

Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as Customers’ liability under acceptances.

Land, buildings and equipment

Land is recognized initially at cost and is subsequently measured at cost less any accumulated impairment losses. Buildings, furniture, equipment and leasehold improvements are recognized initially at cost and are subsequently measured at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation commences when the assets are available for use and is recognized on a straight-line basis to depreciate the cost of these assets to their estimated residual value over their estimated useful lives. The estimated useful lives are as follows:

•	Buildings – 40 years
•	Computer equipment – 3 to 7 years

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•	Office furniture and other equipment – 4 to 15 years
•	Leasehold improvements – over the estimated useful life

Depreciation methods, useful lives and residual values are reviewed at each annual reporting date and are adjusted if appropriate.

Gains and losses on disposal are included in Non-interest income – Other.

We consider a portion of land and building underlying a finance lease arrangement as investment property since we sub-lease this portion to a third party. Our investment property is recognized initially at cost and is subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Our investment property is depreciated on a straight-line basis over its estimated useful life, being the term of the lease.

Rental income is included in Non-interest income – Other.

Goodwill, software and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets, liabilities and contingent liabilities acquired in business combinations. Identifiable intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.

Goodwill is not amortized, but is subject to impairment review at least annually or more frequently if there is indication that the goodwill may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Intangible assets represent software and customer relationships, core deposit intangibles, investment management contracts, and brand names recognized as part of past acquisitions. Intangible assets with definite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Each intangible asset is assessed for legal, regulatory, contractual, competitive or other factors to determine if the useful life is definite. Intangible assets with definite useful lives are amortized over their estimated useful lives, which are as follows:

•	Software – 4 to 10 years
•	Contract-based intangibles – 8 to 15 years
•	Core deposit intangibles and customer relationships – on a declining balance over the expected life of the relationship, ranging from 10% to 12% per annum

Intangible assets with indefinite useful lives are measured at cost less any accumulated impairment losses. Indefinite life intangible assets are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Impairment of non-financial assets

The carrying value of non-financial assets with definite useful lives, including land, building and equipment, investment property, and intangible assets with definite useful lives are reviewed to determine whether there is any indication of impairment. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. If any such indication of impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

For the purpose of reviewing non-financial assets with definite useful lives for impairment, asset groups are reviewed at their lowest level for which identifiable cash inflows are largely independent of cash inflows of other assets or groups of assets. This grouping is referred to as a cash-generating unit (CGU).

Corporate assets do not generate separate cash inflows. Corporate assets are tested for impairment at the minimum collection of CGUs to which the corporate asset can be allocated reasonably and consistently.

The recoverable amount is the greater of fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from the asset or CGU. When the carrying value exceeds its recoverable amount, an impairment loss equal to the difference between the two amounts is recognized in the consolidated statement of income. When impairment subsequently reverses, the carrying value of the asset is increased to the extent that the carrying value of the underlying assets does not exceed the carrying value that would have been determined, net of depreciation, if no impairment had been recognized. Impairment reversals are recognized in the consolidated statement of income in the period in which they occur.

Goodwill is assessed for impairment based on the group of CGUs expected to benefit from the synergies of the business combination, and the lowest level at which management monitors the goodwill. Any potential goodwill impairment is identified by comparing the recoverable amount of the CGU grouping to which the goodwill is allocated to its carrying value including the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized in the consolidated statement of income in the period in which it occurs. Impairment losses on goodwill are not subsequently reversed if conditions change.

Income taxes

Income tax comprises current tax and deferred tax. Income tax is recognized in the consolidated statement of income except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is recognized accordingly.

Current tax is the tax expected to be payable on the taxable profit for the year, calculated using tax rates enacted or substantively enacted as at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax assets and liabilities are offset when CIBC intends to settle on a net basis and the legal right to offset exists.

Deferred tax is recognized on temporary differences between the carrying value of assets and liabilities on the consolidated balance sheet and the corresponding amounts attributed to such assets and liabilities for tax purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilized. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income, or for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted as at the reporting date.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.

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Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity.

Pension and other post-employment benefits

We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-employment benefit plans including post-retirement medical and dental benefits.

Defined benefit plans

The cost of pensions and other post-employment benefits earned by employees is actuarially determined separately for each plan using the projected unit credit method and our best estimate of the expected return on plan assets, salary escalation, retirement ages of employees, mortality and expected health-care costs. The discount rate used to value the defined benefit obligation is based on the yield of a portfolio of high-quality corporate bonds denominated in the same currency in which the benefits are expected to be paid and with terms to maturity that, on average, match the terms of the defined benefit obligation.

The funded status, which represents the present value of the defined benefit obligation less the fair value of plan assets, is adjusted for unrecognized actuarial gains and losses and unvested past service costs, to arrive at the net defined benefit asset or liability. Plan assets are measured at fair value as at the reporting date.

The expected return on plan assets is based on our best estimate of the long-term expected rate of return on the fair value of plan assets at the beginning of the reporting period.

Past service costs from plan amendments are recognized in the year that they arise to the extent that the associated benefits are fully vested. Unvested past service costs are amortized on a straight-line basis over the vesting period of the associated benefits.

Net actuarial gains and losses that arise are recognized based on the ‘corridor’ approach. The corridor is 10% of the greater of the defined benefit obligation and the fair value of plan assets, as determined at the beginning of the annual reporting period. Actuarial gains and losses that exceed the corridor are recognized in the consolidated statement of income over the expected average remaining service life of employees participating in the plan.

The expected average remaining service life of employees participating in our defined benefit pension plans is 8 years (2011: 9 years). The expected average remaining service life of employees participating in our other post-employment benefit plans is 8 years (2011: 8 years).

The net defined benefit asset or liability represents the cumulative difference between the expense and funding contributions and is included in Other assets and Other liabilities, respectively.

When the calculation results in a net defined benefit asset, the recognized asset is limited to the total of any unrecognized actuarial losses and past service costs plus the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset ceiling). In order to calculate the present value of economic benefits, consideration is given to minimum funding requirements that apply to the plan. If it is anticipated that we will not be able to recover the value of the net defined benefit asset, after considering minimum funding requirements for future service, the net defined benefit asset is reduced to the amount of the asset ceiling.

When the payment in the future of minimum funding requirements related to past service would result in a net defined benefit surplus, or an increase in a surplus, the minimum funding requirements are recognized as a liability to the extent that the surplus would not be fully available as a refund or a reduction in future contributions. Any funded status surplus is limited to the present value of future economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. A change in the asset ceiling limit is not recognized in the consolidated statement of income to the extent that the gain or loss arises solely as a result of actuarial gains or losses.

When the restructuring of a defined benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Defined contribution plans

Costs for defined contribution plans are recognized during the year in which the service is provided.

Other long-term employee benefits

CIBC sponsors a closed long-term disability plan that is classified as a long-term defined benefit arrangement. As the amount of the long-term disability benefit does not depend on the length of service, the obligation is recognized when an event occurs that gives rise to an obligation to make payments. CIBC also offers other medical and dental benefits to employees while on long-term disability.

The amount of other long-term employee benefits is actuarially calculated using the projected unit credit method. Under this method, the benefit is discounted to determine its present value. The methodology used to determine the discount rate used to value the long-term employee benefit obligation is consistent with that for pension and other post-employment benefit plans. Actuarial gains and losses and past service costs are recognized in the consolidated statement of income in the period in which they arise.

Share-based payments

We provide compensation to certain employees and directors in the form of share-based awards.

Compensation expense for share-based awards is recognized from the service commencement date to the earlier of the contractual vesting date or the employee’s retirement eligible date. For grants regularly awarded in the annual incentive compensation cycle (annual incentive grant), the service commencement date is considered to be the start of the fiscal year that precedes the fiscal year in which the grant is made. The service commencement date in respect of special awards granted outside of the annual cycle is the grant date. The amount of compensation expense recognized is based on management’s best estimate of the number of share-based awards expected to vest and estimates are revised to reflect changes in expected forfeitures. For the annual incentive grant, compensation expense is recognized from the service commencement date based on the estimated fair value of the forthcoming grant with the estimated fair value adjusted to the actual fair value at the grant date.

Under our Restricted Share Award (RSA) plans, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized.

Under the Performance Share Unit (PSU) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized. The amount of compensation expense recognized is based on management’s best estimate of the number of share-based awards

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expected to vest, including a performance factor. The performance factor ranges from 75% to 125% of the initial number of units awarded based on CIBC’s return on equity performance relative to the average of the other major Canadian banks.

The Book Value Unit (BVU) plan provides compensation related to the book value of CIBC on a per common share basis. The amount recognized is based on management’s best estimate of the number of BVUs expected to vest, adjusted for new issues of, repurchase of, or dividends paid on, common shares.

Compensation expense in respect of the Employee Stock Option Plan (ESOP) is based on the grant date fair value. Where the service commencement date precedes the grant date, compensation expense is recognized from the service commencement date based on the estimated fair value of the award at the grant date, with the estimated fair value adjusted to the actual fair value at the grant date. Compensation expense results in a corresponding increase to contributed surplus. If the ESOP award is exercised, the proceeds we receive, together with the amount recognized in contributed surplus, are credited to common share capital. If the ESOP award expires unexercised, the compensation expense remains in contributed surplus.

Directors’ compensation in the form of Deferred Share Units (DSUs) entitles the holder to receive the cash equivalent of a CIBC common share. We recognize compensation expense for each DSU granted equal to the market value of a CIBC common share at the grant date on which DSUs are awarded. Changes in the obligation which arise from fluctuations in the market price of common shares are recognized in the consolidated statement of income as other non-interest expense or credit in the period in which the change occurs.

Our contributions under the Employee Share Purchase Plan (ESPP) are expensed as incurred.

The impact due to changes in common share price in respect of cash-settled share-based compensation under the RSA, DSU, and PSU plans is hedged through the use of derivatives. We designate these derivatives within cash flow hedge accounting relationships. The effective portion of the change in fair value of these derivatives are recognized in OCI and are reclassified into compensation expense, within the consolidated statement of income, over the period that the hedged awards impact the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivatives is included in non-interest expenses immediately as it arises.

Provisions and contingent liabilities

Provisions are liabilities of uncertain timing or amount. A provision is recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The provision is recognized as the best estimate of the amount required to settle the obligation at the reporting date, taking into account the risk and uncertainties related to the obligation. Where material, provisions are discounted to reflect the time value of money and the increase in the obligation due to the passage of time is presented as interest expense in the consolidated statement of income.

Contingent liabilities are possible obligations that arise from past events whose existence will be confirmed only by the occurrence, or non-occurrence, of one or more uncertain future events not wholly within the control of CIBC, or are present obligations that have arisen from past events but are not recognized because it is not probable that settlement will require the outflow of economic benefits.

Provisions and contingent liabilities are disclosed in the consolidated financial statements.

Fee and commission income

The recognition of fee and commission income is determined by the purpose for the fee or commission and the basis of accounting for any associated financial instrument. Income earned on completion of a significant act is recognized when the act is completed. Income earned from the provision of services is recognized as revenue as the services are provided. Income which forms an integral part of the effective interest rate of a financial instrument is recognized as an adjustment to the effective interest rate.

Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are completed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.

Card fees primarily include interchange income, late fees, cash advance fees, and annual fees. Card fees are recognized as billed, except for annual fees, which are recognized over the 12-month period to which they relate.

Investment management and custodial fees are primarily investment, estate and trust management fees and are recognized on an accrual basis. Prepaid fees are deferred and amortized over the contract term.

Mutual fund fees are recognized on an accrual basis.

Earnings per share

We present basic and diluted earnings per share (EPS) for our ordinary common shares.

Basic EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted average number of common shares outstanding during the period.

Diluted EPS is determined as net income attributable to CIBC common shareholders plus dividends and premiums on non-dilutive preferred shares classified as equity, divided by the weighted average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of: (i) exercising the stock options based on the treasury stock method, and (ii) converting convertible preferred shares to common shares based on their redemption value. The treasury stock method determines the number of incremental common shares by assuming that outstanding stock options, whose exercise price is less than the average market price of common shares during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds from the assumed exercise of the options. When there is a loss attributable to CIBC common shareholders, diluted EPS equals basic EPS.

Reclassifications

During the year, we reclassified gains and losses (both realized and unrealized) on certain trading securities and derivatives that are managed in conjunction with FVO financial instruments from trading income (loss) to FVO gains (losses), net in the consolidated statement of income. In addition, we reclassified Secured borrowing into Deposits on the consolidated balance sheet and statement of income during the year.

For reclassifications relating to our reporting segments, see Note 28.

Note 2	Fair value of financial instruments

This note presents the fair values of financial instruments and explains how we determine those values. Note 1, “Basis of preparation and summary of significant accounting policies” sets out the accounting treatment for each measurement category of financial instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date (i.e. the exit price) in an orderly arm’s length transaction between knowledgeable and willing market participants motivated by normal business considerations. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market. An active market is one where quoted prices are readily available, representing regularly occurring transactions. The determination of fair value requires judgment and is based on market information, where

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available and appropriate. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of valuation inputs (Level 1, 2 or 3), as outlined below.

Where active markets exist, unadjusted quoted market prices are used to calculate fair value and we classify the fair value as Level 1. Bid or ask prices, where available in an active market, are used to determine the fair value of security positions, as appropriate. When financial assets and liabilities have offsetting market risks, we use mid-market prices as a basis for establishing fair values for the offsetting risk positions and apply the bid or ask price to the net open position, as appropriate.

Quoted market prices are not available for a significant portion of our financial instruments because of the lack of traded markets and even where such markets do exist, they may not be considered sufficiently active to be used as a final determinant of fair value.

Markets are considered inactive when transactions are not occurring with sufficient regularity. Inactive markets may be characterized by a significant decline in the volume and level of observed trading activity or through large or erratic bid/offer spreads. In those instances where traded markets do not exist or are not considered sufficiently active, we measure fair value using valuation models. When all significant inputs used in a valuation model are observable, the fair value is classified as Level 2. When one or more significant inputs used in a valuation model are non-observable, the fair value is classified as Level 3. The valuation model and technique we select maximizes the use of observable market inputs to the extent possible and appropriate in order to estimate the price at which an orderly transaction would take place at our reporting date. In an inactive market, we consider all reasonably available information including any available pricing for similar instruments, recent arm’s length market transactions, any relevant observable market inputs, indicative dealer or broker quotations, and our own internal model-based estimates.

We apply judgment in determining the most appropriate inputs and the weighting we ascribe to each such input as well as in our selection of valuation methodologies. Regardless of the valuation technique we use, we incorporate assumptions that we believe market participants would make for credit, funding, and liquidity considerations. When the fair value of a financial instrument at inception is determined using a valuation technique that incorporates significant non-observable market inputs, no inception profit or loss (the difference between the determined fair value and the transaction price) is recognized at the time the asset or liability is first recorded. Any gains or losses at inception are deferred and recognized only in future periods over the term of the instruments or when market quotes or data become observable.

Valuation adjustments are an integral component of our fair valuation process. We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk and credit risk. For derivatives, we also have credit valuation adjustments (CVA) that factor in counterparty, as well as our own credit risk, and a valuation adjustment for administration costs.

Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value for the same or similar assets may differ among financial institutions. The calculation of fair value is based on market conditions as at each balance sheet date, and may not be reflective of ultimate realizable value.

We have an ongoing process for evaluating and enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis.

To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

Methods and assumptions

Financial instruments with fair value equal to carrying value

Where we consider any difference between fair and carrying values of on-balance sheet financial instruments to be insignificant, the fair values of these on-balance sheet financial instruments are assumed to equal their carrying values. These categories are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; cash collateral on securities borrowed; securities purchased under resale agreements of a short-term nature; customers’ liability under acceptances; cash collateral on securities lent; obligations related to securities sold under repurchase agreements; acceptances; and certain other financial liabilities.

Securities

The fair value of debt or equity securities and obligations related to securities sold short are based on quoted bid or ask market prices where available in an active market.

Securities for which no active market exists are valued using all reasonably available market information as described below.

Fair value of government issued or guaranteed securities that are not traded in an active market are calculated by applying valuation techniques such as discounted cash flow models using implied yields derived from the prices of actively traded government securities and most recently observable spread differentials.

Fair value of corporate debt securities is determined using the most recently executed transaction prices, and where appropriate, adjusted to the price of these securities obtained from independent dealers, brokers, and third-party multi-contributor consensus pricing sources. When observable price quotations are not available, fair value is determined based on discounted cash flow models using observable discounting curves such as benchmark and government yield curves and spread differentials observed through independent dealers, brokers, and third-party multi-contributor consensus pricing sources.

Asset-backed securities (ABS) and mortgage-backed securities (MBS) not issued or guaranteed by a government are valued using discounted cash flow models making maximum use of market observable inputs, such as indicative broker quotes on identical or similar securities and other pricing information obtained from third-party pricing sources adjusted for the characteristics and the performance of the underlying collateral. Other key inputs used include prepayment and liquidation rates, credit spreads, and discount rates commensurate with the risks involved. These assumptions factor information that are derived from actual transactions, underlying reference asset performance, external market research, and market indices, where appropriate.

Privately issued debt and equity securities are valued using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors including projected cash flows, earnings, revenue or other third-party evidence as available. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information, where available and appropriate.

Loans

The fair value of variable-rate mortgages, which are largely prime rate based, is assumed to equal the carrying value. The fair value of fixed-rate mortgages is estimated, using a discounted cash flow calculation that uses market interest rates currently charged for mortgages with similar remaining terms.

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The valuation model used for mortgages takes into account prepayment optionality, including consumer behaviour.

The fair value of variable-rate loans and loans for which interest rates are repriced or reset frequently are assumed to be equal to their carrying value. The fair value for fixed-rate loans is estimated using a discounted cash flow calculation that uses market interest rates. Changes in credit and liquidity spreads since the loan inception date are not observable and are not factored into our determination of fair value. The fair value of loans is reduced by individual and collective allowances for impaired loans and loans not yet specifically identified as impaired, respectively. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.

In determining the fair value of collateralized loan obligations (CLO) and collateralized debt obligations (CDO) in our structured credit run-off business that are classified as loans and receivables, we apply valuation techniques using non-observable market inputs, including indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date.

Other assets

Other assets mainly comprise accrued interest receivable, brokers’ client accounts, and accounts receivable.

The fair value of other assets is primarily assumed to be at cost or amortized cost as we consider any difference to be insignificant.

Deposits

The fair value of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed-rate deposits is determined by discounting the contractual cash flows using market interest rates currently offered for deposits with similar terms. The fair value of deposit liabilities with embedded optionality (cashable option) includes the fair value of those options. The fair value of equity- and commodity-linked notes includes the fair value of embedded equity and commodity options.

Certain FVO deposits are structured notes that have coupons or repayment terms linked to the performance of commodities, debt or equity securities. Fair value of these structured notes is estimated using internally vetted valuation models for the debt and embedded derivative portions of the notes by incorporating market observable prices of the reference identical or comparable securities, and other inputs such as interest rate yield curves, option volatility, foreign exchange rates and changes in our own credit risk, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate market risk valuation adjustments for such inputs are assessed in all such instances.

The fair value of secured borrowings, which comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, the Covered Bond Programme, and consolidated securitization vehicles, is based on identical or proxy market observable quoted bond prices or determined by discounting the contractual cash flows using maximum market observable inputs, such as market interest rates, or credit spreads implied by debt instruments of similar credit quality, as appropriate.

Capital Trust securities

The fair value of Capital Trust securities is determined based on quoted market prices.

Subordinated indebtedness

The fair value of subordinated indebtedness is determined by reference to market prices for the same or similar debt instruments.

Derivative instruments

The fair value of exchange-traded derivatives such as options and futures is based on quoted market prices. OTC derivatives primarily consist of interest rate swaps, foreign exchange forwards, equity and commodity derivatives, interest rate and currency options, and credit derivatives. For such instruments, where quoted market prices or third-party consensus pricing information are not available, valuation techniques are employed to estimate fair value on the basis of pricing models. Such vetted pricing models incorporate current market measures for interest rates, foreign exchange rates, equity and commodity prices and indices, credit spreads, corresponding market volatility levels, and other market-based pricing factors.

In order to reflect observed market practice of pricing collateralized derivatives using the overnight index swap (OIS) curve, we have amended our valuation approach in the fourth quarter of 2012 to use OIS curves as the discount rate in place of the London Interbank Offered Rate (LIBOR). Market practices continue to evolve concerning the use of and construction of OIS curves that best reflect the nature of the underlying collateral and as a result additional valuation adjustments may be required in the future.

In determining the fair value of complex and customized derivatives, such as equity, credit, and commodity derivatives written in reference to indices or baskets of reference, we consider all reasonably available information including any relevant observable market inputs, third-party consensus pricing inputs, indicative dealer and broker quotations, and our own internal model-based estimates, which are vetted and pre-approved in accordance with our model risk policy and regularly and periodically calibrated. The model calculates fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves, and volatility surfaces. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

We also consider whether a CVA is required to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is driven off market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk exposure. The CVA, net of considering our own credit risk, could be positive or negative. In assessing this exposure, we also take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.

For credit derivatives purchased from financial guarantors, our CVA is generally driven off market-observed credit spreads, where available. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e. not representative of fair value), a proxy market spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of PD as well as LGD. The credit spreads are applied in relation to the weighted-average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market spread is used, we also make an adjustment to reflect additional financial guarantor risk over an equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties, except for high-quality reference assets where we expect no future credit degradation.

Where appropriate on certain financial guarantors, we determine the CVA based on estimated recoverable amounts.

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Mortgage commitments

The fair value of FVO mortgage commitments is for fixed-rate residential mortgage commitments and is based on changes in market interest rates for the loans between the commitment and the balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised as well as the length of time the commitment is offered.

Credit commitments

Other commitments to extend credit are primarily variable rate and, consequently, do not expose us to interest rate risk, although they do expose us to credit risk. These commitments generally contain provisions whereby drawn credit commitments are priced based on the credit quality of the obligor at the date funds are drawn. The credit exposure on loan commitments is included in our assessment of individual and collective allowances and, hence, no further adjustments are made.

Fair value of financial instruments

$ millions, as at
		Carrying value
		Amortized cost	Fair value through net income	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
Oct. 31	Financial assets
2012	Cash and deposits with banks	$4,727	$–	$–	$4,727	$4,727	$–
	Securities	–	40,634	24,700	65,334	65,334	–
	Cash collateral on securities borrowed	3,311	–	–	3,311	3,311	–
	Securities purchased under resale agreements	25,125	38	–	25,163	25,163	–
	Loans
	Residential mortgages	149,985	–	–	149,985	150,539	554
	Personal	34,856	–	–	34,856	34,866	10
	Credit card	14,570	–	–	14,570	14,570	–
	Business and government	41,980	905	–	42,885	42,915	30
	Derivative instruments	–	27,039	–	27,039	27,039	–
	Customers’ liability under acceptances	10,436	–	–	10,436	10,436	–
	Other assets	5,858	–	–	5,858	5,857	(1)
	Financial liabilities
	Deposits
	Personal	118,153	–	–	118,153	118,255	102
	Business and government	123,567	1,488	–	125,055	125,584	529
	Bank	4,723	–	–	4,723	4,723	–
	Secured borrowings	52,048	365	–	52,413	52,699	286
	Derivative instruments	–	27,091	–	27,091	27,091	–
	Acceptances	10,481	–	–	10,481	10,481	–
	Obligations related to securities sold short	–	13,035	–	13,035	13,035	–
	Cash collateral on securities lent	1,593	–	–	1,593	1,593	–
	Capital Trust securities	1,641	37	–	1,678	2,158	480
	Obligations related to securities sold under repurchase agreements	6,631	–	–	6,631	6,631	–
	Other liabilities	7,398	6	–	7,404	7,404	–
	Subordinated indebtedness	4,823	–	–	4,823	5,242	419
Oct. 31	Financial assets
2011	Cash and deposits with banks	$5,142	$–	$–	$5,142	$5,142	$–
	Securities	–	33,177	27,118	60,295	60,295	–
	Cash collateral on securities borrowed	1,838	–	–	1,838	1,838	–
	Securities purchased under resale agreements	25,641	–	–	25,641	25,641	–
	Loans
	Residential mortgages	150,460	–	–	150,460	152,018	1,558
	Personal	34,356	–	–	34,356	34,376	20
	Credit card	15,112	–	–	15,112	15,112	–
	Business and government	38,759	268	–	39,027	39,038	11
	Derivative instruments	–	28,270	–	28,270	28,270	–
	Customers’ liability under acceptances	9,454	–	–	9,454	9,454	–
	Other assets	6,240	–	–	6,240	6,244	4
	Financial liabilities
	Deposits
	Personal	116,592	–	–	116,592	116,888	296
	Business and government	115,620	1,523	–	117,143	117,791	648
	Bank	4,177	–	–	4,177	4,177	–
	Secured borrowings	50,936	372	–	51,308	51,451	143
	Derivative instruments	–	28,792	–	28,792	28,792	–
	Acceptances	9,489	–	–	9,489	9,489	–
	Obligations related to securities sold short	–	10,316	–	10,316	10,316	–
	Cash collateral on securities lent	2,850	–	–	2,850	2,850	–
	Capital Trust securities	1,594	–	–	1,594	2,070	476
	Obligations related to securities sold under repurchase agreements	8,564	–	–	8,564	8,564	–
	Other liabilities	8,175	–	–	8,175	8,175	–
	Subordinated indebtedness	5,138	–	–	5,138	5,533	395

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Fair value of financial instruments (continued)

$ millions, as at
		Carrying value
		Amortized cost	Fair value through net income	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
Nov. 1	Financial assets
2010	Cash and deposits with banks	$10,822	$–	$–	$10,822	$10,822	$–
	Securities	–	29,949	24,369	54,318	54,318	–
	Cash collateral on securities borrowed	2,401	–	–	2,401	2,401	–
	Securities purchased under resale agreements	34,722	–	–	34,722	34,722	–
	Loans
	Residential mortgages	143,241	–	–	143,241	145,130	1,889
	Personal	33,818	–	–	33,818	33,846	28
	Credit card	15,264	–	–	15,264	15,264	–
	Business and government	36,259	1,011	–	37,270	37,319	49
	Derivative instruments	–	24,700	–	24,700	24,700	–
	Customers’ liability under acceptances	7,633	–	–	7,633	7,633	–
	Other assets	7,430	–	–	7,430	7,435	5
	Financial liabilities
	Deposits
	Personal	113,294	–	–	113,294	113,685	391
	Business and government	112,848	2,993	–	115,841	116,957	1,116
	Bank	5,618	–	–	5,618	5,618	–
	Secured borrowings	43,159	359	–	43,518	44,051	533
	Derivative instruments	–	25,363	–	25,363	25,363	–
	Acceptances	7,633	–	–	7,633	7,633	–
	Obligations related to securities sold short	–	9,673	–	9,673	9,673	–
	Cash collateral on securities lent	4,306	–	–	4,306	4,306	–
	Capital Trust securities	1,600	–	–	1,600	2,077	477
	Obligations related to securities sold under repurchase agreements	20,651	–	–	20,651	20,651	–
	Other liabilities	8,391	–	–	8,391	8,391	–
	Subordinated indebtedness	4,773	–	–	4,773	5,073	300

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Fair value of derivative instruments

$ millions, as at			Oct. 31 2012			Oct. 31 2011			Nov. 1 2010
	Positive	Negative	Net	Positive	Negative	Net	Positive	Negative	Net
Held for trading(1)
Interest rate derivatives
Forward rate agreements	$95	$112	$(17)	$171	$128	$43	$55	$37	$18
Swap contracts	17,971	18,241	(270)	16,475	16,640	(165)	13,521	13,477	44
Purchased options	363	–	363	467	–	467	500	–	500
Written options	–	424	(424)	–	514	(514)	–	538	(538)
Total interest rate derivatives	18,429	18,777	(348)	17,113	17,282	(169)	14,076	14,052	24
Foreign exchange derivatives
Forward contracts	1,180	941	239	1,653	1,493	160	1,501	1,325	176
Swap contracts	3,538	3,170	368	3,655	3,527	128	3,662	3,664	(2)
Purchased options	118	–	118	97	–	97	227	–	227
Written options	–	147	(147)	–	132	(132)	–	290	(290)
Total foreign exchange derivatives	4,836	4,258	578	5,405	5,152	253	5,390	5,279	111
Credit derivatives
Total return swap contracts
– protection sold	–	65	(65)	–	137	(137)	–	156	(156)
Credit default swap contracts
– protection purchased	591	5	586	1,021	7	1,014	1,341	14	1,327
Credit default contracts
– protection sold	–	1,245	(1,245)	–	1,643	(1,643)	1	1,884	(1,883)
Total credit derivatives	591	1,315	(724)	1,021	1,787	(766)	1,342	2,054	(712)
Equity derivatives(2)	227	954	(727)	413	1,092	(679)	671	661	10
Precious metal derivatives(2)	22	31	(9)	62	50	12	25	30	(5)
Other commodity derivatives(2)	528	608	(80)	547	541	6	529	450	79
Total held for trading	24,633	25,943	(1,310)	24,561	25,904	(1,343)	22,033	22,526	(493)
Held for ALM(1)
Interest rate derivatives
Swap contracts	1,828	848	980	3,015	2,505	510	2,318	2,692	(374)
Purchased options	1	–	1	10	–	10	27	–	27
Written options	–	–	–	–	9	(9)	–	4	(4)
Total interest rate derivatives	1,829	848	981	3,025	2,514	511	2,345	2,696	(351)
Foreign exchange derivatives
Forward contracts	103	9	94	83	187	(104)	23	29	(6)
Swap contracts	447	288	159	580	184	396	256	102	154
Written options	–	1	(1)	–	1	(1)	–	1	(1)
Total foreign exchange derivatives	550	298	252	663	372	291	279	132	147
Credit derivatives
Credit default swap contracts
– protection purchased	–	–	–	–	–	–	3	7	(4)
Total credit derivatives	–	–	–	–	–	–	3	7	(4)
Equity derivatives(2)	27	2	25	21	2	19	40	2	38
Total held for ALM	2,406	1,148	1,258	3,709	2,888	821	2,667	2,837	(170)
Total fair value	27,039	27,091	(52)	28,270	28,792	(522)	24,700	25,363	(663)
Less: effect of master netting agreements	(20,070)	(20,070)	–	(20,723)	(20,723)	–	(16,953)	(16,953)	–
	$6,969	$7,021	$(52)	$7,547	$8,069	$(522)	$7,747	$8,410	$(663)
Average fair value of derivatives held for trading(3)
Interest rate derivatives	$18,176	18,317	(141)	$12,405	$12,554	$(149)
Foreign exchange derivatives	5,309	5,050	259	5,840	5,438	402
Credit derivatives	819	1,577	(758)	1,069	1,781	(712)
Equity derivatives	349	993	(644)	669	798	(129)
Precious metal derivatives	69	65	4	58	44	14
Other commodity derivatives	719	636	83	667	502	165
	$25,441	26,638	(1,197)	$20,708	$21,117	$(409)	n/m	n/m	n/m

(1)	Includes positive and negative fair values of $245 million (October 31, 2011: $338 million; November 1, 2010: $279 million) and $137 million (October 31, 2011: $235 million; November 1, 2010: $270 million), respectively, for exchange-traded options.

(2)	Comprises forwards, swaps, and options.

(3)	Average fair value represents monthly averages.

n/m	Not meaningful.

106	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments that are carried at fair value on the consolidated balance sheet are categorized:

	Level 1			Level 2			Level 3
	Quoted market price			Valuation technique – observable market inputs			Valuation technique – non-observable market inputs			Total	Total	Total
$ millions, as at	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010
Financial assets
Trading securities
Government issued or guaranteed	$2,052	$3,532	$4,158	$8,468	$4,686	$9,965	$–	$–	$–	$10,520	$8,218	$14,123
Corporate equity	23,693	19,197	11,819	3,600	2,636	1,089	–	–	–	27,293	21,833	12,908
Corporate debt	–	–	–	1,351	1,201	1,039	–	–	20	1,351	1,201	1,059
Mortgage- and asset-backed	–	–	–	538	902	175	628	559	809	1,166	1,461	984
Trading loans
Business and government	866	257	1,000	27	–	–	12	11	11	905	268	1,011
	$26,611	$22,986	$16,977	$13,984	$9,425	$12,268	$640	$570	$840	$41,235	$32,981	$30,085
AFS securities
Government issued or guaranteed	$1,889	$4,872	$6,957	$15,389	$13,486	$8,706	$–	$–	$–	$17,278	$18,358	$15,663
Corporate equity	14	115	108	1	–	5	639	718	905	654	833	1,018
Corporate debt	–	–	–	4,977	3,816	2,713	21	9	23	4,998	3,825	2,736
Mortgage- and asset-backed	–	–	–	1,060	2,777	3,398	710	1,325	1,554	1,770	4,102	4,952
	$1,903	$4,987	$7,065	$21,427	$20,079	$14,822	$1,370	$2,052	$2,482	$24,700	$27,118	$24,369
FVO securities and securities purchased under resale agreements(1)	$–	$–	$–	$172	$266	$605	$170	$198	$270	$342	$464	$875
Derivative instruments
Interest rate	12	50	7	20,166	20,008	16,335	80	80	79	20,258	20,138	16,421
Foreign exchange	–	–	–	5,386	6,068	5,669	–	–	–	5,386	6,068	5,669
Credit	–	–	–	–	2	5	591	1,019	1,340	591	1,021	1,345
Equity	33	133	202	209	291	487	12	10	22	254	434	711
Precious metal	7	17	–	15	45	25	–	–	–	22	62	25
Other commodity	193	135	70	335	412	454	–	–	5	528	547	529
	$245	$335	$279	$26,111	$26,826	$22,975	$683	$1,109	$1,446	$27,039	$28,270	$24,700
Total financial assets	$28,759	$28,308	$24,321	$61,694	$56,596	$50,670	$2,863	$3,929	$5,038	$93,316	$88,833	$80,029
Financial liabilities
Deposits and other liabilities(2)	$–	$–	$–	$(1,483)	$(1,170)	$(2,397)	$(597)	$(955)	$(1,250)	$(2,080)	$(2,125)	$(3,647)
Obligations related to securities sold short	(6,805)	(5,150)	(3,793)	(6,230)	(5,166)	(5,880)	–	–	–	(13,035)	(10,316)	(9,673)
	$(6,805)	$(5,150)	$(3,793)	$(7,713)	$(6,336)	$(8,277)	$(597)	$(955)	$(1,250)	$(15,115)	$(12,441)	$(13,320)
Derivative instruments
Interest rate	$–	$(45)	$(6)	$(19,540)	$(19,667)	$(16,656)	$(85)	$(84)	$(85)	$(19,625)	$(19,796)	$(16,747)
Foreign exchange	–	–	–	(4,556)	(5,524)	(5,412)	–	–	–	(4,556)	(5,524)	(5,412)
Credit	–	–	–	–	–	–	(1,315)	(1,787)	(2,061)	(1,315)	(1,787)	(2,061)
Equity	(18)	(90)	(178)	(936)	(956)	(428)	(2)	(48)	(57)	(956)	(1,094)	(663)
Precious metal	(18)	(16)	–	(13)	(34)	(30)	–	–	–	(31)	(50)	(30)
Other commodity	(101)	(81)	(86)	(507)	(442)	(335)	–	(18)	(29)	(608)	(541)	(450)
	$(137)	$(232)	$(270)	$(25,552)	$(26,623)	$(22,861)	$(1,402)	$(1,937)	$(2,232)	$(27,091)	$(28,792)	$(25,363)
Total liabilities	$(6,942)	$(5,382)	$(4,063)	$(33,265)	$(32,959)	$(31,138)	$(1,999)	$(2,892)	$(3,482)	$(42,206)	$(41,233)	$(38,683)

(1)	Includes FVO securities purchased under resale agreements of $38 million (October 31, 2011: nil; November 1, 2010: nil).

(2)	Comprises FVO deposits of $1,488 million (October 31, 2011: $1,523 million; November 1, 2010: $2,993 million), FVO secured borrowings of $365 million (October 31: $372 million; November 1, 2010: $359 million), bifurcated embedded derivatives of $184 million (October 31, 2011: $230 million; November 1, 2010: $295 million), FVO other liabilities of $3 million (October 31, 2011: nil; November 1, 2010: nil), and other financial liabilities measured at fair value of $40 million (October 31, 2011: nil; November 1, 2010: nil).

During the year, we transferred $372 million of certain FVO notes (classified as deposits – secured borrowings) from Level 3 to Level 2 due to availability of market observable inputs.

The net gain recognized in the consolidated statement of income on the financial instruments, for which fair value was estimated using valuation techniques requiring non-observable market parameters, for the year was $199 million (2011: $310 million).

CIBC 2012 ANNUAL REPORT	107

Consolidated financial statements

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

		Net gains/(losses) included in income
$ millions, for the year ended October 31	Opening balance	Realized(1)	Unrealized(1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
2012
Trading securities and loans	$570	$44	$91	$–	$–	$–	$18	$–	$–	$(83)	$640
AFS securities	2,052	94	(25)	(7)	–	–	327	–	(349)	(722)	1,370
FVO securities	198	32	30	–	–	–	–	–	(18)	(72)	170
Derivative assets	1,109	(10)	(298)	–	–	–	–	–	–	(118)	683
Total assets	$3,929	$160	$(202)	$(7)	$–	$–	$345	$–	$(367)	$(995)	$2,863
Deposits and other liabilities(3)	$(955)	$(2)	$(35)	$–	$–	$372	$(3)	$(37)	$7	$56	$(597)
Derivative instruments	(1,937)	31	247	–	–	–	–	–	–	257	(1,402)
Total liabilities	$(2,892)	$29	$212	$–	$–	$372	$(3)	$(37)	$7	$313	$(1,999)
2011
Trading securities and loans	$840	$30	$(21)	$–	$–	$–	$287	$–	$(400)	$(166)	$570
AFS securities	2,482	230	(18)	(40)	–	–	717	(417)	(22)	(880)	2,052
FVO securities	270	26	(18)	–	–	–	–	–	(38)	(42)	198
Derivative assets	1,446	(197)	(69)	–	–	–	–	–	–	(71)	1,109
Total assets	$5,038	$89	$(126)	$(40)	$–	$–	$1,004	$(417)	$(460)	$(1,159)	$3,929
Deposits and other liabilities (3)	$(1,250)	$9	$311	$–	$–	$12	$–	$(167)	$80	$50	$(955)
Derivative instruments	(2,232)	53	(26)	–	–	–	–	(3)	–	271	(1,937)
Total liabilities	$(3,482)	$62	$285	$–	$–	$12	$–	$(170)	$80	$321	$(2,892)

(1)	Includes foreign currency gains and losses.

(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting year.

(3)	Includes FVO deposits $472 million (October 31, 2011: $432 million; November 1, 2010: $651 million), FVO secured borrowings nil (October 31, 2011: $372 million; November 1, 2010: $359 million) and bifurcated embedded derivatives $122 million (October 31, 2011: $151 million; November 1, 2010: $240 million).

Sensitivity of Level 3 financial assets and liabilities

Valuation techniques using predominantly non-observable market inputs are used for a number of financial instruments including our structured credit run-off business.

ABS are sensitive to credit spreads, which we consider to be a non-observable market input.

AFS privately issued equity and debt securities are sensitive to non-observable assumptions and inputs such as projected cash flow and earnings multiples.

FVO deposits that are not managed as part of our structured credit run-off business are sensitive to non-observable credit spreads, which are derived using extrapolation and correlation assumptions.

Certain bifurcated embedded derivatives, due to the complexity and unique structure of the instruments, require significant assumptions and judgment to be applied to both the inputs and valuation techniques, which we consider to be non-observable.

The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income or OCI as described below.

Our unhedged non-U.S. residential mortgage market (USRMM) structured credit positions are sensitive to changes in mark-to-market (MTM), generally as derived from indicative broker quotes and internal models. A 10% adverse change in MTM of the underlyings would result in losses of approximately $72 million, excluding unhedged non-USRMM positions classified as loans which are carried at amortized cost.

For our hedged positions, there are two categories of sensitivities; the first relates to our hedged loan portfolio and the second relates to our hedged fair valued exposures. Since on-balance sheet hedged loans are carried at amortized cost whereas the related credit derivatives are fair valued, a 10% increase in the MTM of credit derivatives in our hedged structured credit positions would result in a net gain of approximately $7 million, assuming current CVA ratios remain unchanged. A 10% reduction in the MTM of our on-balance sheet fair valued exposures and a 10% increase in the MTM of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $20 million, assuming current CVA ratios remain unchanged.

The impact of a 10% increase in the MTM of unmatched credit derivatives, where we have purchased protection but do not have exposure to the underlying, would not result in a significant net gain or loss, assuming current CVA ratios remain unchanged.

The impact of a 10% reduction in receivables, net of CVA from financial guarantors, would result in a net loss of approximately $27 million.

A 10% reduction in the MTM of our on-balance sheet ABS that are valued using non-observable credit and liquidity spreads would result in a decrease in OCI of approximately $71 million.

A 10% reduction in the MTM of our AFS privately issued equity and debt securities that are valued using non-observable inputs such as projected cash flows and earnings multiples, would result in a decrease in OCI of approximately $65 million.

A 10% reduction in the MTM of certain FVO deposits which are not managed as part of our structured credit run-off business and are valued using non-observable inputs, including correlation assumptions and extrapolated credit spreads, would result in a gain of approximately $4 million.

A 10% reduction in the MTM of certain bifurcated embedded derivatives, valued using internally vetted valuation techniques and correlation assumptions, would result in a gain of approximately $12 million.

108	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

FVO assets

FVO securities include certain debt securities that were designated as FVO on the basis of being managed together with derivatives to eliminate or significantly reduce financial risks.

FVO securities purchased under resale agreements include certain collateralized loans (classified as securities purchased under resale agreements on the consolidated balance sheet) that are economically hedged by derivatives. As at October 31, 2012, the maximum exposure to credit risk of our FVO securities purchased under resale agreements was $38 million (October 31, 2011: nil; November 1, 2010: nil). The amount of change in the fair value of the FVO securities purchased under resale agreements that was attributable to changes in credit risk was nil for the year ended October 31, 2012 and nil cumulatively (2011: nil for the year and cumulatively).

FVO liabilities

FVO deposits and other liabilities include:

•

Certain business and government deposit liabilities and certain secured borrowings, that are economically hedged with derivatives and other financial instruments; and certain financial liabilities that have one or more embedded derivatives that significantly modify the cash flows of the host liability but are not bifurcated from the host instrument; and

•	Our mortgage commitments to retail customers to provide mortgages at fixed rates that are economically hedged with derivatives and other financial instruments.

The fair value of a FVO financial liability reflects the credit risk relating to that liability. For those FVO liabilities in which we believe the fair value is influenced by changes in our credit risk from the note holders’ perspective, the amount of change in the fair value that is attributable to changes in our own credit spread is calculated based on broker quotes we obtain for our own credit spread at the inception of the FVO liability and as at the end of each reporting period.

The impact of changes in CIBC’s own credit risk on our outstanding FVO liabilities were losses of $1 million for the year ended October 31, 2012 and less than $1 million cumulatively (2011: less than $1 million for the year and cumulatively).

The carrying amount of FVO deposits would have been $5 million lower (October 31, 2011: $26 million lower; November 1, 2010: $2 million lower) had the deposits been carried on a contractual settlement amount.

Note 3	Significant acquisitions and dispositions

Investment in TMX Group Limited

CIBC completed funding of its $194 million equity commitment in Maple Group Acquisition Corporation (Maple). The equity commitment from CIBC, and other investors, coupled with CIBC’s participation in a $1.9 billion syndicated credit facility, provided the necessary financing to support Maple’s acquisition of 80% of the outstanding shares of TMX Group Inc. (TMX Group). On September 14, 2012, Maple completed the acquisition of the remaining 20% of outstanding TMX Group shares in a one-for-one exchange for Maple shares.

Maple also acquired 100% of Alpha Trading Systems Inc., Alpha Trading Systems Limited Partnership and The Canadian Depository for Securities Limited during the fourth quarter. CIBC recognized a combined gain, net of associated expenses, of $24 million ($19 million after-tax) on the sale of its interests in these entities.

Maple was subsequently renamed “TMX Group Limited”.

As a result of the above, CIBC owns 6.7% of TMX Group Limited and has a nominee on its board of directors. CIBC follows the equity method to account for this investment, and our share in the results of TMX Group Limited is included in the Wholesale Banking strategic business unit (SBU) for the period subsequent to the acquisition.

Acquisitions

Acquisition of Griffis & Small, LLC

On August 31, 2012, CIBC completed the acquisition of the business of Griffis & Small, LLC, a Houston-based energy advisory firm specializing in acquisitions and divestitures in the exploration and production sector. The acquired business has been consolidated from the date of close and the results of the acquired business are included in the Wholesale Banking SBU for the period subsequent to the acquisition.

Acquisition of MFS McLean Budden

On September 7, 2012 CIBC completed the acquisition of the private wealth management business of MFS McLean Budden, which has approximately $1.4 billion in assets under management for high-net-worth individuals and families, endowments and foundations. The acquired business has been consolidated from the date of close and the results of the acquired business are included in the Wealth Management SBU for the period subsequent to the acquisition.

The acquisition of the business of Griffis & Small, LLC and the private wealth management business of MFS McLean Budden resulted in the recognition of aggregate goodwill and finite-lived intangible assets of $32 million.

Private wealth management (Asia)

CIBC entered into a definitive agreement in the second quarter to sell our stand-alone Hong Kong and Singapore-based private wealth management business. This niche advisory and brokerage business, included in International banking within Corporate and Other, provides private banking services to a small number of high-net-worth individuals in the Asia-Pacific region and had assets under management of approximately $2 billion as at October 31, 2012. The deal is subject to certain closing conditions and regulatory approvals and is expected to close in the first quarter of 2013. CIBC’s other businesses in Asia are unaffected by this transaction.

Investment in American Century Investments

On August 31, 2011, CIBC completed the acquisition of a non-controlling interest in American Century Investments (ACI), a U.S. asset management firm, for total cash consideration of $831 million (US$848 million). As a result of the transaction, we acquired JP Morgan Chase & Co.’s entire interest in ACI, which represented approximately 41% of ACI’s equity. In addition, we hold 10.1% of ACI’s voting rights and have nominated two directors to ACI’s 10-person board.

CIBC follows the equity method to account for this investment, and our share in the results of ACI is included in the Wealth Management SBU for the period subsequent to the acquisition.

Sale of CIBC Mellon Trust Company’s Issuer Services business

Effective November 1, 2010, CIBC Mellon Trust Company (CMT), a 50/50 joint venture between CIBC and The Bank of New York Mellon, sold its Issuer Services business (stock transfer and ESPP services). As a result of the sale, CIBC recorded an after-tax gain of $37 million in the first quarter of 2011 which was net of estimated claw-back and post-closing adjustments that were settled in 2012. CMT’s Issuer Services business results were reported in CIBC’s Corporate and Other reporting segment and the results of its operations were not considered significant to CIBC’s consolidated results.

CIBC 2012 ANNUAL REPORT	109

Consolidated financial statements

Note 4	Securities

	Residual term to contractual maturity
	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity		Total
$ millions, as at October 31, 2012	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)
AFS securities
Securities issued or guaranteed by:
Canadian federal government	$742	3.1%	$4,211	1.9%	$1,275	2.4%	$537	3.8%	$–	–%	$6,765	2.3%
Other Canadian governments	88	1.0	1,545	1.9	2,540	3.3	50	2.4	–	–	4,223	2.7
U.S. Treasury and agencies	1,133	0.2	1,898	0.5	1,351	1.1	17	0.9	–	–	4,399	0.6
Other foreign governments	738	2.7	677	3.8	243	6.7	233	5.3	–	–	1,891	3.9
Mortgage-backed securities(2)	2	1.3	572	2.8	8	4.3	441	0.9	–	–	1,023	2.0
Asset-backed securities	71	1.7	634	3.3	39	1.8	3	1.9	–	–	747	3.1
Corporate public debt	984	1.0	3,911	1.9	5	7.0	89	6.7	–	–	4,989	1.8
Corporate private debt	–	–	8	10.0	1	1.4	–	–	–	–	9	9.0
Total debt securities	3,758		13,456		5,462		1,370		–		24,046
Corporate public equity	–	–	–	–	–	–	–	–	16	n/m	16	n/m
Corporate private equity	–	–	–	–	–	–	–	–	638	n/m	638	n/m
Total equity securities	–		–		–		–		654		654
Total AFS securities	$3,758		$13,456		$5,462		$1,370		$654		$24,700
Trading securities
Securities issued or guaranteed by:
Canadian federal government	$929		$1,754		$797		$537		$–		$4,017
Other Canadian governments	819		984		2,261		1,479		–		5,543
U.S. Treasury and agencies	25		516		228		15		–		784
Other foreign governments	146		14		10		6		–		176
Mortgage-backed securities(3)	–		266		7		2		–		275
Asset-backed securities	181		103		55		552		–		891
Corporate public debt	334		507		325		185		–		1,351
Corporate public equity	–		–		–		–		27,293		27,293
Total trading securities	$2,434		$4,144		$3,683		$2,776		$27,293		$40,330
FVO securities
Securities issued or guaranteed by:
Other Canadian governments	$–		$–		$–		$47		$–		$47
Asset-backed securities	–		–		–		170		–		170
Corporate public debt	–		87		–		–		–		87
Total FVO securities	$–		$87		$–		$217		$–		$304
Total securities(4)	$6,192		$17,687		$9,145		$4,363		$27,947		$65,334

(1)	Represents the weighted-average yield, which is determined by applying the weighted-average of the yields of individual fixed income securities.

(2)	Includes securities backed by mortgages insured by the Canada Mortgage and Housing Corporation (CMHC) with amortized cost of $482 million and fair value of $492 million; securities issued by Federal National Mortgage Association (Fannie Mae), with amortized cost and fair value of $8 million; and securities issued by Government National Mortgage Association, a U.S. government corporation (Ginnie Mae), with amortized cost of $511 million and fair value of $518 million.

(3)	Includes securities backed by mortgages insured by the CMHC of $273 million.

(4)	Includes securities denominated in U.S. dollars with carrying value of $14.3 billion and securities denominated in other foreign currencies with carrying value of $570 million.

n/m	Not meaningful.

110	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

	Residual term to contractual maturity
	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity		Total
$ millions, as at October 31, 2011	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)
AFS securities
Securities issued or guaranteed by:
Canadian federal government	$1,686	1.0%	$2,600	2.4%	$42	3.4%	$506	5.8%	$–	–%	$4,834	2.3%
Other Canadian governments	205	1.5	4,189	3.8	1,777	4.4	55	3.3	–	–	6,226	3.9
U.S. Treasury and agencies	3,393	0.1	241	2.1	27	2.9	–	–	–	–	3,661	0.2
Other foreign governments	2,514	1.6	774	3.9	163	7.4	186	6.1	–	–	3,637	2.6
Mortgage-backed securities(2)	51	2.2	2,090	2.6	72	2.6	583	0.9	–	–	2,796	2.2
Asset-backed securities	107	3.4	1,197	3.6	–	–	2	0.8	–	–	1,306	3.6
Corporate public debt	2,056	0.3	1,632	2.5	20	6.2	92	6.3	–	–	3,800	1.5
Corporate private debt	8	4.6	14	10.4	3	9.3	–	–	–	–	25	8.4
Total debt securities	10,020		12,737		2,104		1,424		–		26,285
Corporate public equity	–	–	–	–	–	–	–	–	115	n/m	115	n/m
Corporate private equity(3)	–	–	–	–	–	–	–	–	718	n/m	718	n/m
Total equity securities	–		–		–		–		833		833
Total AFS securities	$10,020		$12,737		$2,104		$1,424		$833		$27,118
Trading securities
Securities issued or guaranteed by:
Canadian federal government	$1,443		$1,461		$762		$600		$–		$4,266
Other Canadian governments	480		1,188		807		914		–		3,389
U.S. Treasury and agencies	25		188		64		4		–		281
Other foreign governments	94		186		1		1		–		282
Mortgage-backed securities(4)	–		656		5		2		–		663
Asset-backed securities	276		75		72		375		–		798
Corporate public debt	415		384		214		188		–		1,201
Corporate public equity	–		3		–		–		21,830		21,833
Total trading securities	$2,733		$4,141		$1,925		$2,084		$21,830		$32,713
FVO securities
Securities issued or guaranteed by:
Other Canadian governments	$–		$–		$–		$46		$–		$46
U.S. Treasury and agencies	20		–		–		–		–		20
Mortgage-backed securities(5)	–		–		–		43		–		43
Asset-backed securities	–		–		–		271		–		271
Corporate public debt	–		–		84		–		–		84
Total FVO securities	$20		$–		$84		$360		$–		$464
Total securities(6)	$12,773		$16,878		$4,113		$3,868		$22,663		$60,295

(1)	Represents the weighted-average yield, which is determined by applying the weighted-average of the yields of individual fixed income securities.

(2)	Includes securities backed by mortgages insured by the CMHC with amortized cost of $2,038 million and fair value of $2,081 million; securities issued by Fannie Mae, with amortized cost and fair value of $12 million; and securities issued by Ginnie Mae, with amortized cost of $656 million and fair value of $657 million.

(3)	Certain information has been reclassified to conform to the presentation in the current year.

(4)	Includes securities backed by mortgages insured by the CMHC of $662 million.

(5)	Comprises securities issued by Ginnie Mae.

(6)	Includes securities denominated in U.S. dollars with carrying value of $14.3 billion and securities denominated in other foreign currencies with carrying value of $706 million.

n/m	Not meaningful.

CIBC 2012 ANNUAL REPORT	111

Consolidated financial statements

	Residual term to contractual maturity
	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity			Total
$ millions, as at November 1, 2010	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)
AFS securities
Securities issued or guaranteed by:
Canadian federal government	$3,348	1.4%	$1,238	1.7%	$185	4.3%	$–	–%	$–	–%	$4,771	1.6%
Other Canadian governments	1,690	1.4	298	3.1	1,777	4.4	498	6.1	–	–	4,263	3.3
U.S. Treasury and agencies	3,127	0.2	112	2.0	109	2.6	–	–	–	–	3,348	0.3
Other foreign governments	881	1.5	1,968	3.0	207	6.8	225	6.4	–	–	3,281	3.1
Mortgage-backed securities(2)	–	–	2,676	2.5	127	4.2	618	1.1	–	–	3,421	2.3
Asset-backed securities	47	4.3	1,481	4.1	3	–	–	–	–	–	1,531	4.1
Corporate public debt	1,829	0.5	697	2.3	102	7.3	48	9.2	–	–	2,676	1.4
Corporate private debt	16	4.3	38	6.3	6	10.9	–	–	–	–	60	6.2
Total debt securities	10,938		8,508		2,516		1,389		–		23,351
Corporate public equity	–	–	–	–	–	–	–	–	113	n/m	113	n/m
Corporate private equity	–	–	–	–	–	–	–	–	905	n/m	905	n/m
Total equity securities	–		–		–		–		1,018		1,018
Total AFS securities	$10,938		$8,508		$2,516		$1,389		$1,018		$24,369
Trading securities
Securities issued or guaranteed by:
Canadian federal government	$3,595		$5,054		$1,180		$989		$–		$10,818
Other Canadian governments	1,040		625		614		367		–		2,646
U.S. Treasury and agencies	51		228		85		1		–		365
Other foreign governments	102		186		5		1		–		294
Mortgage-backed securities(3)	118		18		6		4		–		146
Asset-backed securities	124		15		67		632		–		838
Corporate public debt	310		470		169		110		–		1,059
Corporate public equity	–		–		–		–		12,908		12,908
Total trading securities	$5,340		$6,596		$2,126		$2,104		$12,908		$29,074
FVO securities
Securities issued or guaranteed by:
Other Canadian governments	–		–		–		46		–		46
U.S. Treasury and agencies	–		59		–		–		–		59
Mortgage-backed securities(4)	25		–		–		56		–		81
Asset-backed securities	–		–		7		468		–		475
Corporate public debt	–		–		80		134		–		214
Total FVO securities	$25		$59		$87		$704		$–		$875
Total securities(5)	$16,303		$15,163		$4,729		$4,197		$13,926		$54,318

(1)	Represents the weighted-average yield, which is determined by applying the weighted-average of the yields of individual fixed income securities.

(2)	Includes securities backed by mortgages insured by the CMHC with amortized cost of $2,612 million and fair value of $2,657 million; securities issued by Fannie Mae, with amortized cost and fair value of $18 million; and securities issued by Ginnie Mae, with amortized cost of $711 million and fair value of $714 million.

(3)	Includes securities backed by mortgages insured by the CMHC of $36 million.

(4)	Comprises securities issued by Fannie Mae of $25 million and securities issued by Ginnie Mae of $56 million.

(5)	Includes securities denominated in U.S. dollars with carrying value of $13.9 billion and securities denominated in other foreign currencies with carrying value of $831 million.

n/m	Not meaningful.

Reclassification of financial instruments

In October 2008, amendments made to IAS 39 “Financial Instruments – Recognition and Measurement” and IFRS 7 “Financial Instruments – Disclosures” permitted certain trading financial assets to be reclassified to loans and receivables and AFS in rare circumstances. As a result of these amendments, we reclassified certain securities to loans and receivables and AFS with effect from July 1, 2008. During the years ended October 31, 2012 and 2011, we have not reclassified any securities.

112	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified:

$ millions, as at	Oct. 31 2012		Oct. 31 2011		Nov. 1 2010
	Fair value	Carrying value	Fair value	Carrying value	Fair value	Carrying value
Trading assets previously reclassified to loans and receivables	$3,864	$3,940	$4,077	$4,219	$5,850	$5,998
Trading assets previously reclassified to AFS	14	14	33	33	55	55
Total financial assets reclassified	$3,878	$3,954	$4,110	$4,252	$5,905	$6,053

$ millions, for the year ended October 31	2012	2011
Net income (before taxes) recognized on assets reclassified
Interest income	$97	$104
Impairment write-downs	(34)	(25)
	$63	$79
Change in fair value recognized in net income (before taxes) on assets if reclassification had not been made
On trading assets previously reclassified to loans and receivables	$62	$(16)
On trading assets previously reclassified to AFS	(1)	4
	$61	$(12)

The effective interest rates on trading securities previously reclassified to AFS ranged from 3% to 13% with expected recoverable cash flows of $1.2 billion as of their reclassification date. The effective interest rates on trading assets previously reclassified to loans and receivables ranged from 4% to 10% with expected recoverable cash flows of $7.9 billion as of their reclassification date.

Fair value of AFS securities

$ millions, as at	Oct. 31 2012				Oct. 31 2011				Nov. 1 2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$6,683	$84	$(2)	$6,765	$4,802	$39	$(7)	$4,834	$4,768	$5	$(2)	$4,771
Other Canadian governments	4,197	28	(2)	4,223	6,159	69	(2)	6,226	4,182	81	–	4,263
U.S. Treasury and agencies	4,393	14	(8)	4,399	3,653	8	–	3,661	3,343	5	–	3,348
Other foreign governments	1,885	24	(18)	1,891	3,607	40	(10)	3,637	3,251	47	(17)	3,281
Mortgage-backed securities	1,004	19	–	1,023	2,752	46	(2)	2,796	3,374	50	(3)	3,421
Asset-backed securities	736	11	–	747	1,287	19	–	1,306	1,538	30	(37)	1,531
Corporate public debt	4,938	69	(18)	4,989	3,800	18	(18)	3,800	2,659	18	(1)	2,676
Corporate public equity	5	11	–	16	69	46	–	115	68	45	–	113
Corporate private debt	5	4	–	9	25	–	–	25	52	9	(1)	60
Corporate private equity	378	260	–	638	446	277	(5)	718	561	357	(13)	905
	$24,224	$524	$(48)	$24,700	$26,600	$562	$(44)	$27,118	$23,796	$647	$(74)	$24,369

CIBC 2012 ANNUAL REPORT	113

Consolidated financial statements

For AFS securities where the fair value is less than the amortized cost, the following table presents current fair value and associated unrealized losses for periods less than 12 months and 12 months or longer:

		Less than 12 months		12 months or longer		Total
$ millions, as at		Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Oct. 31	Securities issued or guaranteed by:
2012	Canadian federal government	$1,655	$(2)	$–	$–	$1,655	$(2)
	Other Canadian governments	471	(2)	–	–	471	(2)
	U.S. Treasury and agencies	1,564	(8)	–	–	1,564	(8)
	Other foreign governments	497	(18)	1	–	498	(18)
	Mortgage-backed securities	5	–	–	–	5	–
	Asset-backed securities	20	–	–	–	20	–
	Corporate public debt	634	(18)	–	–	634	(18)
	Corporate private equity	1	–	6	–	7	–
		$4,847	$(48)	$7	$–	$4,854	$(48)
Oct. 31	Securities issued or guaranteed by:
2011	Canadian federal government	$4,041	$(7)	$–	$–	$4,041	$(7)
	Other Canadian governments	789	(2)	–	–	789	(2)
	U.S. Treasury and agencies	642	–	–	–	642	–
	Other foreign governments	808	(10)	2	–	810	(10)
	Mortgage-backed securities	123	(1)	158	(1)	281	(2)
	Corporate public debt	1,400	(18)	3	–	1,403	(18)
	Corporate public equity	–	–	8	–	8	–
	Corporate private equity	13	(3)	10	(2)	23	(5)
		$7,816	$(41)	$181	$(3)	$7,997	$(44)
Nov. 1	Securities issued or guaranteed by:
2010	Canadian federal government	$2,078	$(2)	$–	$–	$2,078	$(2)
	Other Canadian governments	676	–	–	–	676	–
	U.S. Treasury and agencies	3,060	–	–	–	3,060	–
	Other foreign governments	948	(17)	–	–	948	(17)
	Mortgage-backed securities	540	(3)	–	–	540	(3)
	Asset-backed securities	108	(37)	–	–	108	(37)
	Corporate public debt	881	(1)	–	–	881	(1)
	Corporate private debt	–	–	25	(1)	25	(1)
	Corporate private equity	31	(10)	19	(3)	50	(13)
		$8,322	$(70)	$44	$(4)	$8,366	$(74)

As at October 31, 2012, the amortized cost of 100 AFS securities that are in a gross unrealized loss position (October 31, 2011: 157 securities; November 1, 2010: 151 securities) exceeded their fair value by $48 million (October 31, 2011: $44 million; November 1, 2010: $74 million). The securities that have been in a gross unrealized loss position for more than a year include 6 AFS securities (October 31, 2011: 17 securities; November 1, 2010: 8 securities), with a gross unrealized loss of less than $1 million (October 31, 2011: $3 million; November 1, 2010: $4 million). We have determined that the unrealized losses on these AFS securities are temporary in nature.

The table below presents realized gains, losses, impairment reversals and write-downs on AFS securities:

$ millions, for the year ended October 31	2012	2011
Realized gains	$309	$474
Realized losses	(23)	(59)
Impairment reversals	–	1
Impairment write-downs
Debt securities	–	(1)
Equity securities	(22)	(18)
	$264	$397

114	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Note 5	Loans(1)(2)

$ millions, as at		Gross amount	Individual allowance	Collective allowance	Total allowance	Net total
Oct. 31	Residential mortgages	$150,056	$–	$71	$71	$149,985
2012	Personal(3)	35,323	8	459	467	34,856
	Credit card	15,153	–	583	583	14,570
	Business and government(4)	43,624	467	272	739	42,885
		244,156	475	1,385	1,860	242,296
Oct. 31	Residential mortgages	$150,509	$1	$48	$49	$150,460
2011	Personal(3)	34,842	8	478	486	34,356
	Credit card	15,744	–	632	632	15,112
	Business and government(4)	39,663	357	279	636	39,027
		240,758	366	1,437	1,803	238,955
Nov. 1	Residential mortgages	$143,284	$1	$42	$43	$143,241
2010	Personal(3)	34,335	6	511	517	33,818
	Credit card	15,914	–	650	650	15,264
	Business and government(4)	37,946	338	338	676	37,270
		231,479	345	1,541	1,886	229,593

(1)	Loans are net of unearned income of $327 million (October 31, 2011: $312 million; November 1, 2010: $272 million).

(2)	Includes gross loans of $19.9 billion (October 31, 2011: $18.5 billion; November 1, 2010: $18.3 billion) denominated in U.S. dollars and of $3.1 billion (October 31, 2011: $2.2 billion; November 1, 2010: $2.7 billion) denominated in other foreign currencies.

(3)	Includes $133 million (October 31, 2011: $169 million; November 1, 2010: $210 million), including a non-recourse portion of nil (October 31, 2011: nil; November 1, 2010: $4 million), related to loans to certain individuals while employed by CIBC to finance a portion of their participation in funds which make private equity investments on a side-by-side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of the total amount outstanding, $129 million (October 31, 2011: $158 million; November 1, 2010: $184 million) relates to individuals who are no longer employed by CIBC.

(4)	Includes trading loans of $905 million (October 31, 2011: $268 million; November 1, 2010: $1,011 million).

Allowance for credit losses

Individual allowance

	Residential mortgages		Personal		Business and government		Total
$ millions, for the year ended October 31	2012	2011	2012	2011	2012	2011	2012	2011
Balance at beginning of year	$1	$1	$8	$6	$357	$338	$366	$345
Provision for (reversal of) credit losses	(1)	–	–	4	272	152	271	156
Write-offs	–	–	(1)	(1)	(134)	(99)	(135)	(100)
Recoveries	–	–	–	–	3	6	3	6
Interest income on impaired loans	–	–	–	–	(30)	(34)	(30)	(34)
Other	–	–	1	(1)	(1)	(6)	–	(7)
Balance at end of year	$–	$1	$8	$8	$467	$357	$475	$366

Collective allowance

	Residential mortgages		Personal		Credit card		Business and government		Total
$ millions, as at or for the year ended October 31	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Balance at beginning of year	$48	$42	$478	$511	$632	$650	$327	$402	$1,485	$1,605
Provision for (reversal of) credit losses	53	39	268	248	646	728	53	(27)	1,020	988
Write-offs	(20)	(17)	(310)	(307)	(826)	(852)	(57)	(59)	(1,213)	(1,235)
Recoveries	–	–	30	27	131	106	6	6	167	139
Interest income on impaired loans	(12)	(13)	(5)	(1)	–	–	–	–	(17)	(14)
Other	2	(3)	(2)	–	–	–	(1)	5	(1)	2
Balance at end of year	$71	$48	$459	$478	$583	$632	$328	$327	$1,441	$1,485
Comprises:
Loans	$71	$48	$459	$478	$583	$632	$272	$279	$1,385	$1,437
Undrawn credit facilities(1)	–	–	–	–	–	–	56	48	56	48

(1)	Included in Other liabilities on the consolidated balance sheet.

CIBC 2012 ANNUAL REPORT	115

Consolidated financial statements

Impaired loans

$ millions, as at		Gross impaired	Individual allowance	Collective allowance (1)	Net impaired
Oct. 31	Residential mortgages	$472	$–	$45	$427
2012	Personal	267	8	176	83
	Business and government	1,128	467	25	636
	Total impaired loans(2)(3)	$1,867	$475	$246	$1,146
Oct. 31	Residential mortgages	$524	$1	$32	$491
2011	Personal	291	8	173	110
	Business and government	1,102	357	31	714
	Total impaired loans(2)(3)	$1,917	$366	$236	$1,315
Nov. 1	Residential mortgages	$550	$1	$29	$520
2010	Personal	304	6	188	110
	Business and government	1,080	338	34	708
	Total impaired loans(3)	$1,934	$345	$251	$1,338

(1)	Includes collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent. In addition, we have collective allowance of $1,195 million (October 31, 2011: $1,249 million; November 1, 2010: $1,354 million) on balances which are not impaired.

(2)	Average balance of gross impaired loans was $1,905 million (2011: $1,882 million).

(3)	Foreclosed assets of $44 million (October 31, 2011: $54 million; November 1, 2010: $65 million) were included in Other assets on the consolidated balance sheet.

Contractually past due loans but not impaired

This is comprised of loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans.

$ millions, as at		Less than 31 days	31 to 90 days	Over 90 days	Total
Oct. 31	Residential mortgages	$1,834	$660	$238	$2,732
2012	Personal	435	106	23	564
	Credit card	721	208	131	1,060
	Business and government	162	95	27	284
		$3,152	$1,069	$419	$4,640
Oct. 31	Residential mortgages	$2,048	$711	$344	$3,103
2011	Personal	474	115	30	619
	Credit card	844	234	163	1,241
	Business and government	137	92	27	256
		$3,503	$1,152	$564	$5,219
Nov. 1	Residential mortgages	$2,298	$853	$332	$3,483
2010	Personal	496	129	34	659
	Credit card	977	248	141	1,366
	Business and government	318	217	20	555
		$4,089	$1,447	$527	$6,063

During the year, gross interest income that would have been recorded if impaired loans were treated as current was $128 million (2011: $122 million), of which $34 million (2011: $36 million) was in Canada and $94 million (2011: $86 million) was outside Canada. During the year, interest recognized on impaired loans was $47 million (2011: $48 million); and interest recognized on loans before being classified as impaired was $69 million (2011: $59 million), of which $53 million (2011: $44 million) was in Canada and $16 million (2011: $15 million) was outside Canada.

Net interest income after provision for credit losses

$ millions, for the year ended October 31	2012	2011
Interest income	$12,075	$12,033
Interest expense	4,581	4,971
Net interest income	7,494	7,062
Provision for credit losses	1,291	1,144
Net interest income after provision for credit losses	$6,203	$5,918

116	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Note 6	Structured entities and derecognition of financial assets

Structured entities

Structured entities are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. Structured entities include SPEs which are entities that are created to accomplish a narrow and well-defined objective.

We consolidate a structured entity when the substance of the relationship indicates that we control the structured entity.

Consolidated structured entities

We consolidate the following structured entities:

CIBC sponsored conduit

We sponsor a consolidated multi-seller conduit in Canada that purchases financial assets from clients and finances the purchases by issuing asset-backed commercial paper (ABCP). The sellers to the conduit continue to service the assets and are exposed to credit losses realized on these assets through the provision of over-collateralization. We hold all of the outstanding ABCP.

Residential mortgage securitization trusts

Clear Trust (Clear) originates Canadian insured prime mortgages and uninsured Near-Prime/Alt-A mortgages. Clear sells these mortgages to Crisp Trust (Crisp). Crisp funds the purchase of these mortgages through the issuance of commercial paper to third-party investors, which is secured by the mortgages. We provide cash reserves and liquidity facilities to Crisp that require us to provide funding, subject to the satisfaction of certain conditions.

The commercial paper liabilities are presented as Secured borrowings within Deposits on the consolidated balance sheet. During the year, we purchased all of the outstanding commercial paper that was issued by Crisp and terminated the liquidity facility.

Credit card securitization trusts

We sell credit card receivables to Cards II Trust (Cards II). Cards II purchases a proportionate share of designated portfolios with the proceeds received from the issuance of notes. We also sell credit card receivables to Broadway Trust (Broadway). Broadway purchases credit card receivables associated with explicitly identified individual accounts with the proceeds received from the issuance of notes.

Our credit card securitizations are revolving securitizations, with new credit card receivables sold to Cards II and Broadway in order to replenish receivable amounts as credit card clients repay their balances.

The notes are presented as Secured borrowings within Deposits on the consolidated balance sheet.

CIBC Capital Trust

We have issued senior deposit notes to CIBC Capital Trust (Capital Trust). Capital Trust funds the purchase through the issuance of CIBC Tier 1 Notes (Notes) that match the term of the senior deposit notes. The Notes are eligible for Tier 1 regulatory capital treatment. See Note 16 for additional details.

Covered bond guarantor

Under the terms of the Covered Bond Programme (the Programme), we issue covered bonds, representing unconditional, unsubordinated and unsecured obligations of CIBC that are backed by a pool of insured mortgages. As part of the Programme, we transfer the mortgages to the CIBC Covered Bond Guarantor Limited Partnership (Guarantor) that warehouses these mortgages and serves as a guarantor to bondholders, if CIBC were to become insolvent. As at October 31, 2012, $14.6 billion of mortgages with a fair value of $14.7 billion (October 31, 2011: $12.5 billion with a fair value of $12.7 billion; November 1, 2010: $6.7 billion with a fair value of $6.8 billion) supported associated covered bond liabilities of $13.9 billion with a fair value of $14.0 billion (October 31, 2011: $12.0 billion with a fair value of $12.0 billion; November 1, 2010: $6.4 billion with a fair value of $6.5 billion).

Non-consolidated structured entities

The following structured entities are not consolidated by CIBC:

CIBC sponsored conduits

We sponsor a single-seller conduit and several non-consolidated multi-seller conduits in Canada. Our multi-seller conduits purchase pools of financial assets from our clients and finance the purchases by issuing ABCP to investors. Our single-seller conduit purchases pools of financial assets from our client and finances these purchases through a credit facility provided by a syndication of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers.

We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management, and operations services. The liquidity facilities for our sponsored conduits require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, to purchase non-defaulted assets.

We are subject to maintaining certain short-term and/or long-term debt ratings with respect to the liquidity facilities provided to our sponsored conduits. If we are downgraded below the specified level, and we fail to make alternative arrangements that meet the requirements of the rating agencies that rate the ABCP issued by conduits, we could be required to provide funding into an escrow account in respect of our liquidity commitments.

We may also act as the counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to mitigate the interest rate risk within the conduit.

All fees earned in respect of activities with the conduits are on a market basis.

CIBC 2012 ANNUAL REPORT	117

Consolidated financial statements

CIBC structured CDO vehicles

We hold exposures to structured CDO vehicles through investments in, or written credit derivatives referencing, these structured vehicles. We may also provide liquidity facilities or other credit facilities. The structured vehicles are funded through the issuance of senior and subordinated tranches. We may hold a portion of those senior and/or subordinated tranches.

We have curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles.

Third-party structured vehicles – structured credit run-off

Similar to our structured activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation and flow trading which earned us a spread on matching positions.

Third-party structured vehicles – continuing

Similar to our third-party structured vehicles – structured credit run-off, we have investments in and liquidity facilities with third-party SPEs through our treasury and trading activities.

Pass-through investment structures

We have exposure to units of, or equity-linked notes referencing, third-party or CIBC managed investment funds. We enter into equity derivative transactions with third-party investment funds to pass-through the return of these referenced funds. These transactions provide the investors of the third-party managed investment funds with the desired exposure to the referenced funds in a tax efficient manner.

Commercial mortgage securitization trust

We sold commercial mortgages through a pass-through arrangement with a trust that securitized these mortgages into ownership certificates held by various external investors. We continue to perform special servicing of the mortgages in exchange for a market-based fee.

118	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Our on-balance sheet amounts and maximum exposure to loss related to structured entities that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on structured entity reference assets. The impact of CVA is not considered in the table below.

		CIBC sponsored conduits	CIBC structured CDO vehicles			Pass-through investment structures	Commercial mortgage securitization trust
				Third-party structured vehicles
$ millions, as at				Run-off	Continuing
Oct. 31	On-balance sheet assets at carrying value(1)
2012	Trading securities	$23	$7	$621	$226	$2,182	$1
	AFS securities	–	2	–	751	–	–
	FVO securities	–	–	170	–	–	–
	Loans	80	223	3,522	27	–	–
	Derivatives(2)	–	–	–	–	77	–
		$103	$232	$4,313	$1,004	$2,259	$1
	On-balance sheet liabilities at carrying value(1)
	Derivatives(2)	$–	$23	$1,198	$–	$151	$–
		$–	$23	$1,198	$–	$151	$–
	Maximum exposure to loss, net of hedges
	Investment and loans	$103	$232	$4,313	$1,004	$2,182	$1
	Notional of written derivatives, less fair value losses	–	184	3,184	–	–	–
	Liquidity and credit facilities	1,554	40	333	23	–	–
	Less: hedges of investments, loans and written derivatives exposure	–	(356)	(6,470)	–	(2,182)	–
		$1,657	$100	$1,360	$1,027	$–	$1
Oct. 31	On-balance sheet assets at carrying value(1)
2011	Trading securities	$3	$–	$558	$199	$520	$–
	AFS securities	–	2	2	1,320	–	5
	FVO securities	–	–	183	73	–	–
	Loans	77	290	3,754	34	–	–
	Derivatives(2)	–	–	–	–	16	–
		$80	$292	$4,497	$1,626	$536	$5
	On-balance sheet liabilities at carrying value(1)
	Derivatives(2)	$–	$37	$1,545	$–	$44	$–
		$–	$37	$1,545	$–	$44	$–
	Maximum exposure to loss, net of hedges
	Investment and loans	$80	$292	$4,497	$1,626	$520	$5
	Notional of written derivatives, less fair value losses	–	247	3,285	–	–	–
	Liquidity and credit facilities	1,297	42	391	16	–	–
	Less: hedges of investments, loans and written derivatives exposure	–	(459)	(6,768)	(73)	(520)	–
		$1,377	$122	$1,405	$1,569	$–	$5
Nov. 1	On-balance sheet assets at carrying value(1)
2010	Trading securities	$110	$–	$809	$32	$–	$–
	AFS securities	–	5	14	1,541	–	5
	FVO securities	–	9	270	205	–	–
	Loans	72	434	6,711	–	–	–
	Derivatives(2)	–	–	–	–	126	–
		$182	$448	$7,804	$1,778	$126	$5
	On-balance sheet liabilities at carrying value(1)
	Derivatives(2)	$–	$36	$1,762	$–	$2	$–
		$–	$36	$1,762	$–	$2	$–
	Maximum exposure to loss, net of hedges
	Investment and loans	$182	$448	$7,804	$1,778	$–	$5
	Notional of written derivatives, less fair value losses	–	353	4,287	–	–	–
	Liquidity and credit facilities	2,182	50	585	–	–	–
	Less: hedges of investments, loans and written derivatives exposure	–	(668)	(10,165)	(237)	–	–
		$2,364	$183	$2,511	$1,541	$–	$5

(1)	Excludes structured entities established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).

(2)	Comprises written credit default swaps (CDS) and total return swaps under which we assume exposures and excludes all other derivatives.

CIBC 2012 ANNUAL REPORT	119

Consolidated financial statements

Derecognition of financial assets

We enter into transactions in the normal course of business in which we transfer recognized financial assets directly to third parties, but retain substantially all of the risks and rewards of those assets. The risks include credit, interest rate, foreign exchange, pre-payment and other price risks whereas the rewards include income streams associated with the assets. Due to the retention of risks, the transferred financial assets are not derecognized and such transfers are accounted for as secured borrowing transactions.

The majority of our financial assets transferred to non-consolidated entities that do not qualify for derecognition are: (i) residential mortgage loans under securitization transactions; (ii) securities held by counterparties as collateral under repurchase agreements; and (iii) securities lent under securities lending agreements.

Residential mortgage securitizations

We securitize fully insured fixed- and variable-rate residential mortgage pools through the creation of National Housing Act (NHA) MBS under the NHA MBS Program, sponsored by the CMHC. Under the Canada Mortgage Bond program, sponsored by the CMHC, we sell MBS to a government-sponsored securitization trust that issues securities to investors. We do not consolidate the securitization trust. We may act as counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS. We have also sold MBS directly to CMHC under the Government of Canada’s Insured Mortgage Purchase Program as well as other third-party investors.

The sale of mortgage pools that comprise the NHA MBS do not qualify for derecognition as we retain the pre-payment, credit, and interest rate risks associated with the mortgages, which represent substantially all of the risks and rewards. As a result, the mortgages remain on our consolidated balance sheet and are carried at amortized cost. We also recognize the cash proceeds from the securitization as Secured borrowing liabilities.

Securities held by counterparties as collateral under repurchase agreements

We enter into arrangements whereby we sell securities but enter into simultaneous arrangements to repurchase the securities at a fixed price on a future date thereby retaining substantially all of the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

Securities lent for cash collateral or for securities collateral

We enter into arrangements whereby we lend securities but with arrangements to receive the securities at a future date, thereby retaining substantially all of the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at		Oct. 31 2012	Oct. 31 2011		Nov. 1 2010
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgage securitizations(1)	$32,409	$32,528	$34,224	$34,578	$32,413	$32,840
Securities held by counterparties as collateral under repurchase agreements(2)(3)	1,795	1,795	2,707	2,707	9,806	9,806
Securities lent for cash collateral(2)(3)	–	–	1,631	1,631	2,926	2,926
Securities lent for securities collateral(2)(3)	5,324	5,324	3,292	3,292	3,825	3,825
	$39,528	$39,647	$41,854	$42,208	$48,970	$49,397
Carrying amount of associated liabilities	$40,762	$40,830	$42,582	$42,680	$49,358	$49,827

(1)	Includes $4.0 billion (October 31, 2011: $3.4 billion; November 1, 2010: $3.4 billion) of mortgages underlying MBS held by CMHC counterparties as collateral under repurchase agreements. Certain cash in transit balances related to the securitization process amounting to $1,196 million (October 31, 2011: $882 million; November 1, 2010: $729 million) have been applied to reduce these balances.

(2)	Does not include over-collateralization of assets pledged.

(3)	Excludes third-party pledged assets.

Additionally, we securitized $22.7 billion with a fair value of $22.8 billion (October 31, 2011: $16.1 billion with a fair value of $16.2 billion; November 1, 2010: $16.4 billion with a fair value of $16.7 billion) of mortgages that were not transferred to external parties.

120	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Note 7	Land, buildings and equipment

$ millions, as at or for the year ended October 31		Land and buildings(1)	Computer equipment	Office furniture and other equipment(2)	Leasehold improvements	Total
2012	Cost
	Balance at beginning of year	$1,177	$1,113	$667	$720	$3,677
	Additions	44	126	117	68	355
	Disposals	(13)	(258)	(52)	(10)	(333)
	Adjustments(3)	2	–	1	–	3
	Balance at end of year	$1,210	$981	$733	$778	$3,702
2011	Cost
	Balance at beginning of year	$1,169	$1,067	$676	$647	$3,559
	Net additions (disposals)	23	47	(7)	75	138
	Adjustments(3)	(15)	(1)	(2)	(2)	(20)
	Balance at end of year	$1,177	$1,113	$667	$720	$3,677
2012	Accumulated amortization
	Balance at beginning of year	$428	$885	$349	$435	$2,097
	Amortization	34	107	35	54	230
	Disposals	(7)	(243)	(46)	(8)	(304)
	Adjustments(3)	(1)	1	(1)	(3)	(4)
	Balance at end of year	$454	$750	$337	$478	$2,019
2011	Accumulated amortization
	Balance at beginning of year	$403	$839	$340	$409	$1,991
	Amortization	33	103	32	45	213
	Disposals	(12)	(59)	(24)	(19)	(114)
	Adjustments(3)	4	2	1	–	7
	Balance at end of year	$428	$885	$349	$435	$2,097
	Net book value
	As at October 31, 2012	$756	$231	$396	$300	$1,683
	As at October 31, 2011	$749	$228	$318	$285	$1,580
	As at November 1, 2010	$766	$228	$336	$238	$1,568

(1)	Includes land and building underlying a finance lease arrangement. See below for further details.

(2)	Includes $119 million (October 31, 2011: $87 million; November 1, 2010: $132 million) of work-in-progress not subject to amortization.

(3)	Includes foreign currency translation adjustments.

Gross additions and disposals during the year were: Retail and Business Banking $141 million and $231 million, respectively (2011: net additions of $98 million); Wealth Management $29 million and $21 million, respectively (2011: net additions of $7 million); Wholesale Banking $11 million and $2 million, respectively (2011: net disposals of $2 million); and Corporate and Other $174 million and $79 million, respectively (2011: net additions of $35 million).

Finance lease property

A reconciliation of the carrying value of the finance lease property, of which a significant portion is considered investment property, is as follows:

$ millions, for the year ended October 31	2012	2011
Balance at beginning of year	$404	$422
Amortization and adjustments(1)	20	18
Balance at end of year	$384	$404

(1)	Includes foreign currency translation adjustments.

Rental income of $72 million (2011: $78 million) was generated by the investment property. Interest expense of $28 million (2011: $28 million) and non-interest expenses of $31 million (2011: $35 million) were incurred in respect of the finance lease property, which includes the portion used for operations and administrative purposes. Our commitment related to the finance lease is disclosed in Note 22.

Note 8	Goodwill, software and other intangible assets

Goodwill

The carrying amount of goodwill was reviewed for impairment upon transition to IFRS, as at November 1, 2010, April 30, 2011 and April 30, 2012 and is now tested annually as at August 1 and whenever there are events or changes in circumstances indicative that the carrying amount is not recoverable. During 2012, we changed our annual goodwill impairment testing date from April 30 to August 1 in order to better align with our annual planning cycle.

Goodwill is allocated to CGUs for the purposes of impairment testing based on the level at which it is monitored by management. The goodwill impairment test is performed by comparing the recoverable amount of the CGU to which goodwill has been allocated, with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment to goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and value in use.

CIBC 2012 ANNUAL REPORT	121

Consolidated financial statements

We have four CGUs to which goodwill has been allocated. The changes in the carrying amount of goodwill are allocated to each CGU and SBU as follows:

$ millions, for the year ended October 31
CGUs		CIBC FirstCaribbean(1)		Wealth Management	Capital markets(1)	Other	Total
2012	Balance at beginning of year	$694		$879	$40	$64	$1,677
	Acquisitions	–		5	17	–	22
	Adjustments(2)	2		–	–	–	2
	Balance at end of year	$696		$884	$57	$64	$1,701
2011	Balance at beginning of year	$927		$879	$40	$61	$1,907
	Acquisitions	–		–	–	2	2
	Impairment	(203	)(3)	–	–	–	(203)
	Adjustments(2)	(30)		–	–	1	(29)
	Balance at end of year	$694		$879	$40	$64	$1,677

(1)	Capital markets and FirstCaribbean International Bank Limited (CIBC FirstCaribbean) CGUs are part of Wholesale Banking and Corporate and Other reporting segments, respectively.

(2)	Includes foreign currency translation adjustments.

(3)	The impairment loss is recognized in Other non-interest expenses in the consolidated statement of income.

Impairment testing of goodwill and key assumptions

CIBC FirstCaribbean

CIBC became the majority shareholder of CIBC FirstCaribbean in December 2006 and now holds 91.7% of its shares. CIBC FirstCaribbean is a major Caribbean bank offering a full range of financial services in corporate banking, retail banking, wealth management, credit cards, treasury sales and trading, and investment banking. CIBC FirstCaribbean operates in the Caribbean and is traded as CIBC FirstCaribbean on the stock exchanges of Barbados, Trinidad, Jamaica, the Bahamas and the Eastern Caribbean with assets of over US$11.4 billion. The results of CIBC FirstCaribbean are included in Corporate and Other.

The recoverable amount of CIBC FirstCaribbean is based on a value in use calculation. It has been determined using cash flow projections based on the CIBC FirstCaribbean internal plan reviewed by its Board of Directors covering a three-year period and our estimation of the capital required to be maintained in the region to support ongoing operations. The estimation of cash flows is sensitive to the periods for which forecasts are available and to assumptions regarding long-term required capital and sustainable cash flows, which reflect management’s view of future performance. Growth factors reflecting the estimated benefits of interest rate spreads and loan loss rates coming back into line with historic rates were applied to the two years subsequent to the available Board reviewed forecasts. A terminal growth rate of 2.5% (2.5% as at November 1, 2010, April 30, 2011, and April 30, 2012) was applied and the forecast cash flows have been discounted at a rate of 13% (13% as at November 1, 2010, April 30, 2011, and April 30, 2012) which is a risk-adjusted interest rate appropriate to CIBC FirstCaribbean. The determination of the discount rate and terminal growth rate require the exercise of judgment.

For the impairment testing performed as at November 1, 2010, we determined that the estimated recoverable amount of the CIBC FirstCaribbean CGU was in excess of its carrying value. As a result, no impairment charge was recognized in the opening IFRS balance sheet.

During 2011, we recognized an impairment charge of $203 million in respect of goodwill held by Corporate and Other for CIBC FirstCaribbean. The impairment charge was primarily driven by changes in expected future cash flows which were impacted by the challenging economic environment in the Caribbean and our outlook for the region.

For the impairment testing performed as at April 30, 2012 and August 1, 2012, we determined that the estimated recoverable amount of the CIBC FirstCaribbean CGU was in excess of its carrying amount. As a result, no impairment charge was recognized during the year. The recent tests were updated for changes in assumptions including CIBC FirstCaribbean’s revised forecasts, which continue to reflect adverse economic conditions in the Caribbean, but also factor in an expected recovery in results, and currently expected required capital levels. Reductions in estimated recoverable amounts could arise from various factors, such as reductions in forecasted cash flows, an increase in the assumed level of required capital, and any significant negative changes to the discount rate or the terminal growth rate either in isolation or jointly.

Wealth Management

The recoverable amount of the Wealth Management CGU is based on a fair value less cost to sell calculation. The fair value is estimated using an earnings-based approach whereby the forecasted earnings are based on the Wealth Management internal plan which was approved by management and covers a three-year period. The calculation incorporated the forecasted earnings multiplied by an earnings multiple derived from observable price-to-earnings multiples of comparable wealth management institutions. The price-to-earnings multiples used ranged from 12 to 18 for the impairment testing performed as at November 1, 2010 and April 30, 2011, and from 12 to 16 for the impairment testing performed as at April 30, 2012 and August 1, 2012.

We have determined that for the impairment testing performed as at November 1, 2010, April 30, 2011, April 30, 2012, and August 1, 2012, the estimated recoverable amount of the Wealth Management CGU was in excess of the carrying amount. As a result, no impairment charge was recognized during 2011 or 2012.

If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.

Capital markets and Other

Goodwill relating to the Capital markets and the Other CGUs is allocated between Wholesale Banking and Retail and Business Banking SBUs and is not considered significant.

122	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Software and other intangible assets

The carrying amount of indefinite-lived intangible assets are provided in the following table:

$ millions, as at or for the year ended October 31		Contract based(1)	Brandname(2)	Total
2012	Balance at beginning and end of year	$116	$20	$136
2011	Balance at beginning and end of year	$116	$20	$136

(1)	Represents management contracts purchased as part of past acquisitions.

(2)	Acquired as part of the CIBC FirstCaribbean acquisition.

The components of finite-lived software and other intangible assets are as follows:

$ millions, as at or for the year ended October 31		Software(1)	Core deposit intangibles(2)	Contract based(3)	Customer relationships(4)	Total
2012	Gross carrying amount
	Balance at beginning of year	$1,685	$243	$50	$67	$2,045
	Acquisition through business combinations	–	–	–	10	10
	Additions	166	–	–	1	167
	Disposals	(36)	–	–	–	(36)
	Adjustments(5)	2	1	–	–	3
	Balance at end of year	$1,817	$244	$50	$78	$2,189
2011	Gross carrying amount
	Balance at beginning of year	$1,511	$249	$50	$49	$1,859
	Net acquisitions	176	–	–	18	194
	Adjustments	(2)	(6)	–	–	(8)
	Balance at end of year	$1,685	$243	$50	$67	$2,045
2012	Accumulated amortization
	Balance at beginning of year	$1,363	$131	$42	$12	$1,548
	Amortization	97	19	2	9	127
	Disposals	(7)	–	–	–	(7)
	Adjustments(5)	–	–	–	1	1
	Balance at end of year	$1,453	$150	$44	$22	$1,669
2011	Accumulated amortization
	Balance at beginning of year	$1,264	$110	$40	$2	$1,416
	Amortization	105	23	2	10	140
	Disposals	(8)	–	–	–	(8)
	Adjustments	2	(2)	–	–	–
	Balance at end of year	$1,363	$131	$42	$12	$1,548
	Net book value
	As at October 31, 2012	$364	$94	$6	$56	$520
	As at October 31, 2011	322	112	8	55	497
	As at November 1, 2010	247	139	10	47	443

(1)	Includes $167 million (October 31, 2011: $177 million; November 1, 2010: $73 million) of work-in-progress not subject to amortization.

(2)	Acquired as part of the CIBC FirstCaribbean acquisition.

(3)	Represents a combination of management contracts purchased as part of past acquisitions.

(4)	Represents customer relationships associated with the acquisitions of Griffis & Small, LLC, the private wealth management business of MFS McLean Budden, and the MasterCard portfolio.

(5)	Includes foreign currency translation adjustments.

Net additions and disposals during the year were: Retail and Business Banking net disposals of $10 million (2011: net additions of $17 million); Wealth Management net additions of $5 million (2011: $5 million); Wholesale Banking net additions of $1 million (2011: nil); and Corporate and Other net additions of $145 million (2011: $172 million).

Note 9	Other assets

$ millions, as at	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010
Accrued interest receivable	$746	$724	$840
Defined benefit asset (Note 19)	563	221	105
Gold and silver certificates	406	375	373
Brokers’ client accounts	373	290	406
Current tax receivable	1,189	443	577
Deferred tax asset (Note 20)	457	644	1,122
Other prepayments	578	530	534
Cheques and other items in transit, net	28	316	674
Derivative collateral receivable	4,120	4,397	4,912
Accounts receivable	541	507	594
Other	403	432	433
	$9,404	$8,879	$10,570

CIBC 2012 ANNUAL REPORT	123

Consolidated financial statements

Note 10	Deposits(1)(2)

$ millions, as at		Payable on demand(3)	Payable after notice(4)	Payable on a fixed date(5)	Total
Oct. 31	Personal	$8,006	$67,322	$42,825	$118,153
2012	Business and government	29,816	17,514	77,725	125,055
	Bank	1,480	7	3,236	4,723
	Secured borrowings(6)	–	–	52,413	52,413
		$39,302	$84,843	$176,199	$300,344
	Comprised of:
	Held at amortized cost				$298,491
	Designated at fair value				1,853
					$300,344
	Total deposits include:
	Non-interest-bearing deposits
	In domestic offices				$29,717
	In foreign offices				2,592
	Interest-bearing deposits
	In domestic offices				228,790
	In foreign offices				38,808
	U.S. federal funds purchased				437
					$300,344
Oct. 31	Personal	$8,109	$66,149	$42,334	$116,592
2011	Business and government	29,475	14,607	73,061	117,143
	Bank	1,297	11	2,869	4,177
	Secured borrowings(6)	–	–	51,308	51,308
		$38,881	$80,767	$169,572	$289,220
	Comprised of:
	Held at amortized cost				$287,325
	Designated at fair value				1,895
					$289,220
	Total deposits include:
	Non-interest-bearing deposits
	In domestic offices				$28,469
	In foreign offices				2,197
	Interest-bearing deposits
	In domestic offices				223,589
	In foreign offices				34,388
	U.S. federal funds purchased				577
					$289,220
Nov. 1	Personal	$7,935	$61,079	$44,280	$113,294
2010	Business and government	27,329	11,952	76,560	115,841
	Bank	1,020	5	4,593	5,618
	Secured borrowings(6)	–	–	43,518	43,518
		$36,284	$73,036	$168,951	$278,271
	Comprised of:
	Held at amortized cost				$274,919
	Designated at fair value				3,352
					$278,271
	Total deposits include:
	Non-interest-bearing deposits
	In domestic offices				$27,675
	In foreign offices				2,070
	Interest-bearing deposits
	In domestic offices				209,505
	In foreign offices				38,578
	U.S. federal funds purchased				443
					$278,271

(1)	Includes deposits of $66.8 billion (October 31, 2011: $56.1 billion; November 1, 2010: $53.6 billion) denominated in U.S. dollars and deposits of $6.5 billion (October 31, 2011: $6.0 billion; November 1, 2010: $5.4 billion) denominated in other foreign currencies.

(2)	Net of purchased notes $1,127 million (October 31, 2011: $935 million; November 1, 2010: $648 million).

(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.

(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.

(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.

(6)	Comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.

124	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Note 11	Other liabilities

$ millions, as at	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010
Accrued interest payable	$1,315	$1,410	$1,577
Defined benefit liability (Note 19)	657	658	689
Gold and silver certificates	139	300	415
Brokers’ client accounts	809	1,121	898
Derivative collateral payable	2,937	2,901	3,062
Other deferred items	394	378	387
Negotiable instruments	827	1,312	1,194
Current tax payable	–	43	28
Deferred tax liability (Note 20)	37	51	–
Accounts payable and accrued expenses	1,160	1,027	1,180
Other	2,396	2,503	2,809	(1)
	$10,671	$11,704	$12,239

(1)	Includes $604 million of principal and premium amount payable to holders in respect of non-cumulative preferred shares (Series 19 and 23) redeemed on October 31, 2010.

Note 12	Derivative instruments

As described in Note 1, in the normal course of business, we use various derivative instruments for both trading and ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

$ millions, as at		Oct. 31 2012		Oct. 31 2011		Nov. 1 2010
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Trading (Note 2)	$24,633	$25,943	$24,561	$25,904	$22,033	$22,526
Designated accounting hedges (Note 13)	1,863	603	2,268	864	1,305	715
Economic hedges(1)
Economic hedges of FVO financial instruments	171	67	1,256	1,714	477	772
Other economic hedges	372	478	185	310	885	1,350
	$27,039	$27,091	$28,270	$28,792	$24,700	$25,363

(1)	Comprises derivatives not part of qualifying hedging relationships for accounting purposes under IAS 39.

Derivatives used by CIBC

The majority of our derivative contracts are OTC transactions that are privately negotiated between CIBC and the counterparty to the contract. Some of our OTC transactions are novated to central clearing houses. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.

Interest rate derivatives

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain interest rate swaps are bilaterally transacted and then novated and settled through a clearing house which acts as a central counterparty.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing our interest rate exposure, we act both as a writer and purchaser of these options. Options are transacted in both OTC and exchange markets.

Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

Foreign exchange derivatives

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts except that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a currency is simultaneously purchased in the spot market and sold for a different currency in the forward market, or vice versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

Credit derivatives

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS and certain total return swaps (TRS).

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Consolidated financial statements

CDS contracts provide protection against the decline in value of a reference asset as a result of specified credit events such as default or bankruptcy. These derivatives are similar in structure to an option whereby the purchaser pays a premium to the seller of the CDS contract in return for payment contingent on the occurrence of a credit event. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference asset at the time of settlement. Neither the purchaser nor the seller under the CDS contract has recourse to the entity that issued the reference asset.

In credit derivative TRS contracts, one counterparty agrees to pay or receive cash amounts based on the returns of a reference asset, including interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event. Upon the occurrence of a credit event the parties may either exchange cash payments according to the value of the defaulted assets or exchange cash based on the notional amount for physical delivery of the defaulted assets.

Within our structured credit run-off business, we have purchased and sold credit protection with CDS and TRS contracts on reference assets that include corporate debt, CDOs of residential mortgages, trust preferred securities, and CLOs.

Equity derivatives

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock in exchange for either amounts that are based on prevailing market funding rates or changes in the value of a different stock index, basket of stocks or a single stock. These contracts generally include payments in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks, or a single stock at a contracted price. Options are transacted in both OTC and exchange markets.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Precious metal and other commodity derivatives

We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both OTC and exchange markets.

Notional amounts

The notional amounts are not recorded as assets or liabilities, as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. In most cases, notional amounts do not represent the potential gain or loss associated with market or credit risk of such instruments.

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Consolidated financial statements

The following tables present the notional amounts of derivative instruments:

	Residual term to contractual maturity
$ millions, as at October 31, 2012	Less than 1 year	1 to 5 years	Over 5 years	Total notional amounts	Trading	ALM
Interest rate derivatives
OTC
Forward rate agreements	$113,030	$29,727	$–	$142,757	$140,358	$2,399
Clearing house settled forward rate agreements	28,152	28,550	–	56,702	56,702	–
Swap contracts	241,135	470,816	96,242	808,193	589,128	219,065
Clearing house settled swap contracts	105,332	186,044	41,410	332,786	316,374	16,412
Purchased options	2,699	4,044	2,526	9,269	8,419	850
Written options	2,251	2,337	2,173	6,761	6,761	–
	492,599	721,518	142,351	1,356,468	1,117,742	238,726
Exchange-traded
Futures contracts	28,697	19,878	–	48,575	47,886	689
Purchased options	3,750	–	–	3,750	3,750	–
Written options	4,000	–	–	4,000	4,000	–
	36,447	19,878	–	56,325	55,636	689
Total interest rate derivatives	529,046	741,396	142,351	1,412,793	1,173,378	239,415
Foreign exchange derivatives
OTC
Forward contracts	128,267	6,323	138	134,728	124,191	10,537
Swap contracts	24,325	93,342	20,709	138,376	117,457	20,919
Purchased options	8,993	522	–	9,515	9,515	–
Written options	8,868	558	119	9,545	9,403	142
	170,453	100,745	20,966	292,164	260,566	31,598
Exchange-traded
Futures contracts	10	–	–	10	10	–
Total foreign exchange derivatives	170,463	100,745	20,966	292,174	260,576	31,598
Credit derivatives
OTC
Total return swap contracts – protection sold	–	2,547	–	2,547	2,547	–
Credit default swap contracts – protection purchased	505	11,813	322	12,640	12,606	34
Credit default swap contracts – protection sold	956	5,984	248	7,188	7,188	–
Total credit derivatives	1,461	20,344	570	22,375	22,341	34
Equity derivatives(1)
OTC	25,688	2,344	61	28,093	27,449	644
Exchange-traded	2,019	268	–	2,287	2,287	–
Total equity derivatives	27,707	2,612	61	30,380	29,736	644
Precious metal derivatives(1)
OTC	1,650	43	–	1,693	1,693	–
Exchange-traded	86	42	–	128	128	–
Total precious metal derivatives	1,736	85	–	1,821	1,821	–
Other commodity derivatives(1)
OTC	2,848	8,491	431	11,770	11,770	–
Exchange-traded	8,482	3,911	55	12,448	12,361	87
Total other commodity derivatives	11,330	12,402	486	24,218	24,131	87
	$741,743	$877,584	$164,434	$1,783,761	$1,511,983	$271,778

(1)	Comprises forwards, futures, swaps, and options.

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Consolidated financial statements

	Residual term to contractual maturity
	Less than	1 to	Over	Total notional
$ millions, as at October 31, 2011	1 year	5 years	5 years	amounts	Trading	ALM
Interest rate derivatives
OTC
Forward rate agreements	$99,456	$21,942	$4	$121,402	$118,477	$2,925
Swap contracts	273,005	565,267	98,615	936,887	670,804	266,083
Clearing house settled swap contracts	3,625	13,096	7,241	23,962	23,962	–
Purchased options	1,891	6,852	2,838	11,581	11,496	85
Written options	3,141	7,419	2,796	13,356	10,804	2,552
	381,118	614,576	111,494	1,107,188	835,543	271,645
Exchange-traded
Futures contracts	34,671	7,994	–	42,665	38,438	4,227
Purchased options	24,233	–	–	24,233	24,233	–
Written options	29,466	–	–	29,466	29,466	–
	88,370	7,994	–	96,364	92,137	4,227
Total interest rate derivatives	469,488	622,570	111,494	1,203,552	927,680	275,872
Foreign exchange derivatives
OTC
Forward contracts	127,983	7,957	201	136,141	121,230	14,911
Swap contracts	25,856	74,574	25,525	125,955	114,803	11,152
Purchased options	8,128	1,238	109	9,475	9,450	25
Written options	7,784	704	78	8,566	8,470	96
	169,751	84,473	25,913	280,137	253,953	26,184
Exchange-traded
Futures contracts	20	–	–	20	20	–
Total foreign exchange derivatives	169,771	84,473	25,913	280,157	253,973	26,184
Credit derivatives
OTC
Total return swap contracts – protection sold	–	2,612	–	2,612	2,612	–
Credit default swap contracts – protection purchased	–	10,434	5,306	15,740	15,655	85
Credit default swap contracts – protection sold	104	2,315	5,223	7,642	7,642	–
Total credit derivatives	104	15,361	10,529	25,994	25,909	85
Equity derivatives(1)
OTC	21,884	2,445	74	24,403	23,739	664
Exchange-traded	3,431	422	–	3,853	3,853	–
Total equity derivatives	25,315	2,867	74	28,256	27,592	664
Precious metal derivatives(1)
OTC	1,906	–	–	1,906	1,906	–
Exchange-traded	231	26	–	257	257	–
Total precious metal derivatives	2,137	26	–	2,163	2,163	–
Other commodity derivatives(1)
OTC	3,591	4,583	225	8,399	8,399	–
Exchange-traded	7,363	3,974	2	11,339	11,339	–
Total other commodity derivatives	10,954	8,557	227	19,738	19,738	–
	$677,769	$733,854	$148,237	$1,559,860	$1,257,055	$302,805

(1)	Comprises forwards, futures, swaps, and options.

128	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

	Residual term to contractual maturity
	Less than	1 to	Over	Total notional
$ millions, as at November 1, 2010	1 year	5 years	5 years	amounts	Trading	ALM
Interest rate derivatives
OTC
Forward rate agreements	$65,692	$5,803	$330	$71,825	$68,354	$3,471
Swap contracts	214,105	416,515	91,914	722,534	485,183	237,351
Purchased options	1,215	8,092	3,492	12,799	12,452	347
Written options	6,385	8,583	3,424	18,392	16,682	1,710
	287,397	438,993	99,160	825,550	582,671	242,879
Exchange-traded
Futures contracts	16,250	12,213	–	28,463	27,427	1,036
Purchased options	5,352	21,628	–	26,980	26,980	–
Written options	6,062	27,749	–	33,811	33,811	–
	27,664	61,590	–	89,254	88,218	1,036
Total interest rate derivatives	315,061	500,583	99,160	914,804	670,889	243,915
Foreign exchange derivatives
OTC
Forward contracts	110,591	4,892	133	115,616	107,166	8,450
Swap contracts	21,200	50,598	21,630	93,428	85,995	7,433
Purchased options	11,936	1,707	–	13,643	13,566	77
Written options	10,634	1,233	92	11,959	11,880	79
	154,361	58,430	21,855	234,646	218,607	16,039
Exchange-traded
Futures contracts	33	–	–	33	33	–
Total foreign exchange derivatives	154,394	58,430	21,855	234,679	218,640	16,039
Credit derivatives
OTC
Total return swap contracts - protection sold	–	–	2,982	2,982	2,982	–
Credit default swap contracts - protection purchased	75	6,711	16,569	23,355	22,149	1,206
Credit default swap contracts - protection sold	76	3,922	8,082	12,080	12,080	–
Total credit derivatives	151	10,633	27,633	38,417	37,211	1,206
Equity derivatives(1)
OTC	13,033	3,522	34	16,589	16,057	532
Exchange-traded	8,010	689	–	8,699	8,699	–
Total equity derivatives	21,043	4,211	34	25,288	24,756	532
Precious metal derivatives(1)
OTC	369	144	–	513	513	–
Exchange-traded	19	–	–	19	19	–
Total precious metal derivatives	388	144	–	532	532	–
Other commodity derivatives(1)
OTC	3,075	3,531	272	6,878	6,878	–
Exchange-traded	3,353	2,949	1	6,303	6,303	–
Total other commodity derivatives	6,428	6,480	273	13,181	13,181	–
	$497,465	$580,481	$148,955	$1,226,901	$965,209	$261,692

(1)	Comprises forwards, futures, swaps, and options.

Risk

In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.

Market risk

Derivative instruments, in the absence of any compensating upfront cash payments, generally have no or small market values at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity, credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk.

Market risk arising through trading activities is managed in order to mitigate risk, where appropriate, and with a view to maximizing trading income. To further manage risks, we may enter into contracts with other market makers or may undertake cash market hedges.

Credit risk

Credit risk arises from the potential for a counterparty to default on its contractual obligations and the risk that prevailing market conditions are such that we would incur a loss in replacing the defaulted transaction. We limit the credit risk of OTC derivatives by actively pursuing risk mitigation opportunities through the use of multi-product derivative master netting agreements, central counterparties (clearing houses), collateral, and other credit mitigation techniques.

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Consolidated financial statements

We negotiate derivative master netting agreements with counterparties with which we have significant credit risk through derivative activities. Such agreements provide for the simultaneous close-out and netting of all transactions with a counterparty in an event of default. A number of these agreements also provide for the exchange of collateral between parties in the event that the MTM value of outstanding transactions between the parties exceeds an agreed threshold. Such agreements are used to help contain the build-up of credit exposure resulting from multiple deals with more active counterparties. Credit risk on exchange-traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges, which assumes the obligations of both counterparties and guarantees their performance. Similarly, credit risk on clearing house settled swap contracts is limited as these transactions are novated to the clearing house, which acts as a central counterparty and assumes the obligations of the original counterparty. All exchange-traded and clearing house settled contracts are subject to initial margin and to daily settlement of variation margins designed to protect participants from losses incurred due to a counterparty default. Written CDS in general have no credit risk for the writer if the counterparty has already performed in accordance with the terms of the contract through payment of the premium at inception. Written CDS will, however, have some credit risk to the extent of any unpaid premiums.

The following table summarizes our credit exposure arising from derivative instruments, except for those that are traded on an exchange or are clearing house settled which are subject to daily margining requirements. The calculation of the risk-weighted amount is prescribed by OSFI. The current replacement cost is the estimated cost to replace all contracts which have a positive market value, representing an unrealized gain to CIBC. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.

The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. The credit equivalent amount is then multiplied by counterparty risk variables that are adjusted for the impact of collateral and guarantees to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.

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Consolidated financial statements

		Current replacement cost(1)			Credit equivalent amount(2)	Risk- weighted amount
$ millions, as at		Trading	ALM	Total
Oct. 31	Interest rate derivatives
2012	Forward contracts	$95	$–	$95	$26	$4
	Swap contracts	17,966	1,822	19,788	4,143	1,031
	Purchased options	363	1	364	41	12
		18,424	1,823	20,247	4,210	1,047
	Foreign exchange derivatives
	Forward contracts	1,180	103	1,283	1,292	255
	Swap contracts	3,538	447	3,985	3,446	604
	Purchased options	118	–	118	68	24
		4,836	550	5,386	4,806	883
	Credit derivatives(3)
	Credit default swap contracts - protection purchased	591	–	591	405	255
		591	–	591	405	255
	Equity derivatives(4)	193	27	220	752	42
	Precious metal derivatives(4)	15	–	15	8	4
	Other commodity derivatives(4)	335	–	335	806	249
		24,394	2,400	26,794	10,987	2,480
	Less: effect of master netting agreements	(20,070)	–	(20,070)	–	–
		$4,324	$2,400	$6,724	$10,987	$2,480
Oct. 31	Interest rate derivatives
2011(5)	Forward contracts	$171	$–	$171	$59	$7
	Swap contracts	16,468	3,003	19,471	4,664	1,373
	Purchased options	422	10	432	66	20
		17,061	3,013	20,074	4,789	1,400
	Foreign exchange derivatives
	Forward contracts	1,654	83	1,737	1,364	296
	Swap contracts	3,655	580	4,235	3,489	770
	Purchased options	97	–	97	102	32
		5,406	663	6,069	4,955	1,098
	Credit derivatives(3)
	Credit default swap contracts - protection purchased	1,021	–	1,021	1,015	613
		1,021	–	1,021	1,015	613
	Equity derivatives(4)	280	21	301	629	47
	Precious metal derivatives(4)	55	–	55	39	13
	Other commodity derivatives(4)	401	–	401	739	242
		24,224	3,697	27,921	12,166	3,413
	Less: effect of master netting agreements	(20,728)	–	(20,728)	–	–
		$3,496	$3,697	$7,193	$12,166	$3,413

(1)	Exchange-traded contracts with a replacement cost of $245 million (October 31, 2011: $338 million) are excluded in accordance with the guidelines of OSFI.

(2)	Sum of current replacement cost and potential credit exposure, adjusted for master netting agreements and the impact of collateral amounting to $3,446 million (October 31, 2011: $2,262 million). The collateral comprises cash $2,734 million (October 31, 2011: $1,988 million) and government securities $712 million (October 31, 2011: $274 million).

(3)	Written ALM credit derivatives are treated as guarantee commitments; bought ALM credit derivatives meeting the hedge effectiveness criteria under Basel II are treated as credit risk mitigation with no counterparty credit risk charge; and bought ALM credit derivatives not meeting the hedge effectiveness criteria under Basel II receive a counterparty credit risk charge.

(4)	Comprises forwards, swaps, and options.

(5)	Under Canadian generally accepted accounting principles and have not been restated for IFRS.

CVA

A CVA is determined using the fair value based exposure we have on derivative contracts. We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to derivative counterparties may change in the future, which could result in significant future losses.

Financial guarantors

Contracts we have with financial guarantors are primarily credit derivatives. Fair value based exposure for credit derivatives is determined using the market value of the underlying reference assets. Our counterparty credit charge is a function of the fair value based exposure and our assessment of the counterparty credit risk. Counterparty credit risk is calculated using market-observed credit spreads, where available and appropriate, or through the use of equivalent credit proxies, or through an assessment of net recoverable value. During the year, we recorded a gain of $95 million (2011: loss of $3 million) against our receivables from financial guarantors. Separately, we recorded a gain of less than $1 million (2011: loss of $100 million) on terminations and maturity of contracts with financial guarantors during the year. The fair value of derivative contracts with financial guarantors, net of CVA, was $269 million (October 31, 2011: $477 million; November 1, 2010: $734 million).

Non-financial guarantors

Our methodology in establishing CVA against other derivative counterparties is also calculated using a fair value based exposure measure. We use market-observed credit spreads or proxies, as appropriate. During the year, we recorded a gain of $11 million (2011: gain of $3 million) on our receivables from non-financial guarantors derivative counterparties.

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Consolidated financial statements

Note 13	Designated accounting hedges

The following table presents the hedge ineffectiveness gains (losses) recognized in the consolidated statement of income:

$ millions, for the year ended October 31	2012	2011
Fair value hedges(1)
Gains (losses) on hedging instruments	$4	$(231)
Gains (losses) on hedged items attributable to hedged risks	(3)	259
	$1	$28
Cash flow hedges(2)(3)	$–	$(1)

(1)	Recognized in Net interest income.

(2)	Recognized in Non-interest income – Other and Non-interest expenses – Other.

(3)	Includes NIFO hedges.

Portions of derivative gains (losses) that by designation were excluded from the assessment of hedge effectiveness for fair value, cash flow, and NIFO hedging activities are included in the consolidated statement of income, and are not significant for the years ended October 31, 2012 and 2011.

The following table presents the notional amounts and carrying value of our hedging-related derivative instruments:

$ millions, as at			Oct. 31 2012			Oct. 31 2011			Nov. 1 2010
	Derivatives notional amount	Carrying value		Derivatives notional amount	Carrying value		Derivatives notional amount	Carrying value
		Positive	Negative		Positive	Negative		Positive	Negative
Fair value hedges	$121,897	$1,814	$538	$124,566	$2,178	$842	$84,298	$1,240	$696
Cash flow hedges	9,914	49	3	3,272	46	22	8,534	60	19
NIFO hedges	4,397	–	62	1,022	44	–	1,367	5	–
	$136,208	$1,863	$603	$128,860	$2,268	$864	$94,199	$1,305	$715

In addition, foreign currency denominated deposit liabilities of $69 million (October 31, 2011: $54 million; November 1, 2010: $62 million) and $2.2 billion (October 31, 2011: $2.3 billion; November 1, 2010: $659 million) have been designated as fair value hedges of foreign exchange risk and NIFO hedges, respectively.

The cash flows designated as hedged items are expected to occur as follows:

$ millions, as at		Within 1 year	1 to 3 years	3 to 8 years	Over 8 years
Oct. 31 2012	Cash inflows	$–	$–	$–	$–
	Cash outflows	125	87	121	–
	Net cash flow	$(125)	$(87)	$(121)	$–
Oct. 31 2011	Cash inflows	$–	$–	$–	$–
	Cash outflows	141	79	134	14
	Net cash flow	$(141)	$(79)	$(134)	$(14)

Income related to interest cash flows is recognized using the effective interest method over the life of the underlying investment.

132	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Note 14	Subordinated indebtedness

The debt issues included in the table below are outstanding unsecured obligations of CIBC and its subsidiaries and are subordinated to the claims of depositors and other creditors as set out in their terms. Foreign currency denominated indebtedness either funds foreign currency denominated assets (including our net investment in foreign operations) or is combined with cross-currency swaps to provide funding on a cost-effective basis and to manage currency risk. All redemptions are subject to regulatory approval.

Terms of subordinated indebtedness

$ millions, as at										Oct. 31 2012		Oct. 31 2011		Nov. 1 2010
				Earliest date redeemable
Interest rate %		Contractual maturity date		At greater of Canada Yield Price(1) and par	At par		Denominated in foreign currency			Par value	Carrying value(2)	Par value	Carrying value(2)	Par value	Carrying value(2)
9.65		October 31, 2014		November 1, 1999						$250	$291	$250	$311	$250	$325
4.55	(3)	March 28, 2016		March 28, 2006	March 28, 2011	(4)				–	–	–	–	1,080	1,093
Fixed	(5)	September 23, 2018					TT$	195 million		30	30	30	30	32	32
Floating	(6)	June 22, 2017			June 22, 2012	(7)		€ 200 million		–	–	276	276	284	284
5.15	(8)	June 6, 2018		June 6, 2008	June 6, 2013					550	552	550	554	550	557
4.11	(9)	April 30, 2020		April 30, 2010	April 30, 2015	(10)				1,100	1,100	1,100	1,100	1,100	1,100
3.15	(11)	November 2, 2020			November 2, 2015					1,500	1,500	1,500	1,500	–	–
6.00	(12)	June 6, 2023		June 6, 2008	June 6, 2018					600	600	600	600	600	600
8.70		May 25, 2029	(13)							25	45	25	43	25	42
11.60		January 7, 2031		January 7, 1996						200	200	200	200	200	200
10.80		May 15, 2031		May 15, 2021						150	150	150	150	150	150
8.70		May 25, 2032	(13)							25	47	25	44	25	43
8.70		May 25, 2033	(13)							25	47	25	45	25	43
8.70		May 25, 2035	(13)							25	49	25	46	25	44
Floating	(14)	July 31, 2084			July 27, 1990		US$	169 million		168	168	168	168	202	202
Floating	(15)	August 31, 2085			August 20, 1991		US$	52 million	(16)	52	52	66	66	68	68
										4,700	4,831	4,990	5,133	4,616	4,783
Subordinated debt sold short (held) for trading purposes										(8)	(8)	5	5	(10)	(10)
										$4,692	$4,823	$4,995	$5,138	$4,606	$4,773

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.

(2)	Carrying values of fixed-rate subordinated indebtedness notes reflect the impact of interest rate hedges in an effective hedge relationship.

(3)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.00% above the three-month Canadian dollar bankers’ acceptance rate.

(4)	On this date, we redeemed the outstanding principal amount plus unpaid accrued interest to the redemption date.

(5)	Guaranteed Subordinated Term Notes in Trinidad and Tobago dollars issued on March 23, 2007 by FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of FirstCaribbean International Bank Limited, and guaranteed on a subordinated basis by FirstCaribbean International Bank Limited. Interest rate was fixed for the first two years at 7.90%; then fixed for the next three years at 8.15%; thereafter fixed at 8.75% for the remaining tenor. Effective September 23, 2012, the subordinated notes were amended, and the maturity date was extended to September 23, 2018 and the interest was reduced to 4.35% per annum for the remaining term.

(6)	Issued by CIBC World Markets plc and guaranteed by CIBC on a subordinated basis. Interest rate is based on the three-month Euribor plus 0.20% until the earliest date redeemable by CIBC World Markets plc and, thereafter, on the three-month Euribor plus 0.70%.

(7)	On this date, we redeemed the outstanding principal amount plus unpaid accrued interest to the redemption date.

(8)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 2.30% above the three-month Canadian dollar bankers’ acceptance rate.

(9)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.90% above the three-month Canadian dollar bankers’ acceptance rate.

(10)	CIBC’s ability to redeem prior to this date is subject to our receipt of notice or advice from OSFI that the Debentures no longer qualify as Tier 2 capital.

(11)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.27% above the three-month Canadian dollar bankers’ acceptance rate.

(12)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 2.50% above the three-month Canadian dollar bankers’ acceptance rate.

(13)	Not redeemable prior to maturity date.

(14)	Interest rate is based on the six-month US$ LIBOR plus 0.25%.

(15)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.

(16)	US$15 million of this issue was repurchased and cancelled during the year.

Note 15	Common and preferred share capital

Common shares

Effective April 26, 2012, the Board of Directors and CIBC common shareholders approved removing the cap on the maximum aggregate consideration for which CIBC’s common shares may be issued. Accordingly, CIBC’s authorized capital now consists of an unlimited number of common shares, without nominal or par value. Previously, CIBC was authorized to issue an unlimited number of common shares without nominal or par value, provided that the maximum aggregate consideration for all outstanding common shares at any time did not exceed $15 billion.

Normal course issuer bid

On September 5, 2012, the Toronto Stock Exchange accepted the notice of CIBC’s intention to commence a new normal course issuer bid. Purchases under this bid commenced on September 7 and will terminate upon the earlier of (i) CIBC purchasing 8.1 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 6, 2013. As of October 31, 2012, we purchased and cancelled 2,025,000 common shares under this bid at an average price of $77.33 for a total amount of $157 million.

Preferred shares

CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value, issuable in series, provided that, for each class of preferred shares, the maximum aggregate consideration for all outstanding shares, at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.

CIBC 2012 ANNUAL REPORT	133

Consolidated financial statements

Outstanding shares and dividends paid

$ millions, except number of shares and per share amounts, as at or for the year ended			Oct. 31 2012				Oct. 31 2011			Nov. 1 2010
	Shares outstanding		Dividends paid		Shares outstanding		Dividends paid			Shares outstanding
	Number of shares	Amount	Amount	$ per share	Number of shares	Amount	Amount		$ per share	Number of shares	Amount
Common shares(1)	404,484,938	$7,769	$1,470	$3.64	400,534,211	$7,376	$1,391		$3.51	392,738,700	$6,804
Class A Preferred Shares
Series 18(2)	–	$–	$16	$1.37	12,000,000	$300	$16		$1.38	12,000,000	$300
Series 26	10,000,000	250	14	1.44	10,000,000	250	14		1.44	10,000,000	250
Series 27	12,000,000	300	17	1.40	12,000,000	300	17		1.40	12,000,000	300
Series 28(3)	–	–	–	–	–	–	–	(4)	0.04	2,000	–	(4)
Series 29	13,232,342	331	18	1.35	13,232,342	331	18		1.35	13,232,342	331
Series 30(5)	–	–	–	–	–	–	15		0.90	16,000,000	400
Series 31(6)	–	–	6	0.29	18,000,000	450	21		1.18	18,000,000	450
Series 32(7)	–	–	7	0.56	12,000,000	300	14		1.13	12,000,000	300
Series 33	12,000,000	300	16	1.34	12,000,000	300	16		1.34	12,000,000	300
Series 35	13,000,000	325	21	1.63	13,000,000	325	21		1.63	13,000,000	325
Series 37	8,000,000	200	13	1.63	8,000,000	200	13		1.63	8,000,000	200
		$1,706	$128			$2,756	$165				$3,156

(1)	Includes treasury shares.

(2)	We redeemed all of our 12 million Non-cumulative Class A Series 18 Preferred Shares with a par value and redemption price of $25.00 each for cash on October 29, 2012.

(3)	We redeemed all 2,000 of the remaining outstanding Non-cumulative Class A Series 28 Preferred Shares with a par value of $10.00 each at a redemption price of $10.00 per share for cash on April 28, 2011.

(4)	Due to rounding.

(5)	We redeemed all of our 16 million Non-cumulative Class A Series 30 Preferred Shares with a par value of $25.00 each at a redemption price of $25.75 per share for cash on July 31, 2011.

(6)	We redeemed all of our 18 million Non-cumulative Class A Series 31 Preferred Shares with a par value of $25.00 each at a redemption price of $26.00 per share for cash on January 31, 2012.

(7)	We redeemed all of our 12 million Non-cumulative Class A Series 32 Preferred Shares with a par value of $25.00 each at a redemption price of $26.00 per share for cash on April 30, 2012.

Preferred share rights and privileges

Class A Preferred Shares

Each series of Class A Preferred Shares bears quarterly non-cumulative dividends. Class A Preferred Shares Series 26, 27 and 29 are redeemable, subject to regulatory approval if required, for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the following table.

Class A Preferred Shares Series 26, 27 and 29 provide CIBC with the right to convert the shares to common shares. We have irrevocably renounced by way of a deed poll, our right to convert these shares into common shares except in circumstances that would be a “Trigger Event” as described in the August 2011 Non-Viability Contingent Capital advisory issued by OSFI (which have been incorporated into the subsequently released draft capital adequacy guidelines). We have provided an undertaking to OSFI that we will immediately exercise our right to convert these shares into common shares upon the occurrence of a Trigger Event. Each such share is convertible into a number of common shares, determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. All other Class A Preferred Shares are not convertible into common shares.

Non-cumulative Rate Reset Class A Preferred Shares Series 33 (Series 33 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 34 (Series 34 shares) at the holder’s option on July 31, 2014, subject to CIBC having announced its intention to redeem the shares. Thereafter, Series 33 shares and Series 34 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014, subject to CIBC having announced its intention to redeem the shares at each such anniversary.

Series 33 shares pay an initial dividend yield of 5.35% per annum, payable quarterly, as and when declared by the Board of Directors, until July 31, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 2.18%.

Series 34 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 2.18%.

Series 33 shares may be redeemed on July 31, 2014 and every five years thereafter. Series 34 shares may be redeemed on or after July 31, 2019. All redemptions are subject to regulatory approval as required.

Non-cumulative Rate Reset Class A Preferred Shares Series 35 (Series 35 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 36 (Series 36 shares) at the holder’s option on April 30, 2014, subject to CIBC having announced its intention to redeem the shares. Thereafter, Series 35 shares and Series 36 shares are convertible, one to the other, at every fifth anniversary of April 30, 2014, subject to CIBC having announced its intention to redeem the shares at each such anniversary.

Series 35 shares pay an initial dividend yield of 6.5% per annum, payable quarterly, as and when declared by the Board of Directors, until April 30, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 4.47%.

Series 36 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 4.47%.

Series 35 shares may be redeemed on April 30, 2014 and every five years thereafter. Series 36 shares may be redeemed on or after April 30, 2019. All redemptions are subject to regulatory approval as required.

Non-cumulative Rate Reset Class A Preferred Shares Series 37 (Series 37 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 38 (Series 38 shares) at the holder’s option on July 31, 2014, subject to CIBC having announced its intention to redeem the shares. Thereafter, Series 37 shares and Series 38 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014, subject to CIBC having announced its intention to redeem the shares at each such anniversary.

134	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Series 37 shares pay an initial dividend yield of 6.5% per annum, payable quarterly, as and when declared by the Board of Directors, until July 31, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 4.33%.

Series 38 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 4.33%.

Series 37 shares may be redeemed on July 31, 2014 and every five years thereafter. Series 38 shares may be redeemed on or after July 31, 2014. All redemptions are subject to regulatory approval as required.

Terms of Class A Preferred Shares

(Outstanding as at October 31, 2012)	Quarterly dividends per share(1)	Specified redemption date	Cash redemption price per share
Series 26	$0.359375	April 30, 2008	$26.00
		April 30, 2009	25.75
		April 30, 2010	25.50
		April 30, 2011	25.25
		April 30, 2012	25.00
Series 27	$0.350000	October 31, 2008	$26.00
		October 31, 2009	25.75
		October 31, 2010	25.50
		October 31, 2011	25.25
		October 31, 2012	25.00
Series 29	$0.337500	May 1, 2010	$26.00
		May 1, 2011	25.75
		May 1, 2012	25.50
		May 1, 2013	25.25
		May 1, 2014	25.00
Series 33	$0.334375	July 31, 2014	$25.00
Series 35	$0.406250	April 30, 2014	$25.00
Series 37	$0.406250	July 31, 2014	$25.00

(1)	Quarterly dividends are adjusted for the number of days during the quarter that the share is outstanding at the time of issuance and redemption.

Common shares issued

$ millions, except number of shares, as at or for the year ended October 31		2012		2011
	Number of shares	Amount	Number of shares	Amount
Balance at beginning of year	400,534,211	$7,376	392,738,700	$6,804
Issuance pursuant to:
Stock option plans	1,053,323	68	1,242,462	79
Shareholder investment plan(1)	3,676,846	271	5,501,553	411
Employee share purchase plan(2)	1,222,351	91	1,090,096	85
	406,486,731	$7,806	400,572,811	$7,379
Purchase of common shares for cancellation	(2,025,000)	(39)	–	–
Treasury shares	23,207	2	(38,600)	(3)
Balance at end of year	404,484,938	$7,769	400,534,211	$7,376

(1)	Commencing with dividends paid on July 27, 2012, the participants in the Dividend Reinvestment Option and Stock Dividend Option of the Shareholder Investment Plan do not receive a discount from average market price on the reinvested dividends in additional common shares. Previously, the shares were issued at a 2% discount commencing with the dividends paid on April 28, 2011 and prior to that, effective July 2009, they were issued at a 3% discount. Commencing with the first quarter of 2013 dividend payment, shares distributed under the Shareholder Investment Plan will be acquired in the open market.

(2)	Employee contributions to our Canadian ESPP have been used to purchase common shares issued from Treasury.

Common shares reserved for issue

As at October 31, 2012, 9,638,346 common shares (October 31, 2011: 10,691,669; November 1, 2010: 11,934,131) were reserved for future issue pursuant to stock option plans.

Restrictions on the payment of dividends

Under Section 79 of the Bank Act (Canada), a bank, including CIBC, is prohibited from declaring or paying any dividends on its preferred or common shares if there are reasonable grounds for believing that the bank is, or the payment would cause it to be, in contravention of any capital adequacy or liquidity regulation or any direction to the bank made by OSFI.

In addition, our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment.

We have agreed that if CIBC Capital Trust fails to pay any interest payments on its $1,300 million of CIBC Tier 1 Notes – Series A, due June 30, 2108 or its $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time. For additional details see Note 16.

Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

CIBC 2012 ANNUAL REPORT	135

Consolidated financial statements

Capital

Objectives, policies, and procedures

Our objective is to employ a strong and efficient capital base. We manage capital in accordance with policies established by the Board of Directors. These policies relate to capital strength, capital mix, dividends, return on capital, and the unconsolidated capital adequacy of regulated entities. Each policy has associated guidelines, and capital is monitored continuously for compliance.

Each year, a capital plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuance, corporate initiatives, and business growth. The capital plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. All of the elements of capital are monitored throughout the year, and the capital plan is adjusted as appropriate.

There were no significant changes made in the objectives, policies, and procedures during the year.

Regulatory requirements

Our minimum regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines evolved from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS).

Current BIS standards require that banks maintain minimum Tier 1 and Total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and Total capital ratios of at least 7% and 10%, respectively. During the year, we have complied in full with all of our regulatory capital requirements.

Commencing in the first quarter of 2012, we implemented changes to the capital requirements for securitization transactions outlined in the Basel Committee on Banking Supervision (BCBS) “Enhancements to the Basel II Framework” and changes to the trading book capital rules outlined in the BCBS “Revisions to the Basel II Market Risk Framework”, commonly referred to as Basel 2.5.

Regulatory capital and ratios

Regulatory capital consists of Tier 1 and Tier 2 capital.

Tier 1 capital comprises common shares, retained earnings, preferred shares, innovative capital instruments, non-controlling interests, contributed surplus, and foreign currency translation adjustments. All Tier 1 and Tier 2 capital elements are net of trading short positions. Goodwill and gains on sale of applicable securitized assets are deducted from Tier 1 capital. Tier 2 capital comprises subordinated debt and eligible collective/general allowance. Both Tier 1 and Tier 2 capital are subject to certain deductions on a 50/50 basis. Investment in insurance activities was 100% deducted from Tier 2 capital until October 31, 2011. Starting in 2012, it is subject to a 50/50 deduction from Tier 1 and Tier 2 capital, in accordance with OSFI’s transitional rules.

Our capital ratios and assets-to-capital multiple (ACM) are as follows:

$ millions, as at October 31	2012		2011(1)
Capital
Tier 1 capital	$15,940	(2)	$16,208
Total regulatory capital	19,924	(2)	20,287
Risk-weighted assets
Credit risk	$93,360		$90,110
Market risk	3,033		1,646
Operational risk	18,836		18,212
Total risk-weighted assets	$115,229		$109,968
Capital ratios
Tier 1 capital ratio	13.8%		14.7%
Total capital ratio	17.3%		18.4%
Assets-to-capital multiple	17.4	x	16.0	x

(1)	Capital measures for 2011 are under Canadian generally accepted accounting principles and have not been restated for IFRS.

(2)	Incorporates OSFI’s IFRS transitional relief election (see discussion below for further details).

During the years ended October 31, 2012 and 2011, we have complied with all of our regulatory capital requirements.

Impact of OSFI’s IFRS transitional relief election

On conversion to IFRS, we excluded mortgage securitizations sold through CMHC programs up to and including March 31, 2010, from total assets for the purpose of calculating ACM, as permitted under OSFI’s Capital Adequacy Guidelines. In addition, as permitted under the guidelines, financial institutions can elect to phase in the impact of transitioning to IFRS on their regulatory capital over five quarters starting November 1, 2011. For the year ended October 31, 2012, we phased in $1,097 million of the negative IFRS transition impact on Tier 1 capital, representing four-fifths of the aggregate $1,371 million negative impact of our IFRS transition on Tier 1 capital. In accordance with the guidelines, the amount eligible for phase-in was primarily comprised of retained earnings adjustments and a change from proportionate accounting to equity accounting for our joint ventures.

If we had not made the election to phase in the Tier 1 capital impact of transition to IFRS, our capital ratios and ACM as at October 31, 2012 would have been as follows:

Tier 1 capital ratio	13.6%
Total capital ratio	17.1%
ACM	17.7	x

Starting January 1, 2013, banks will commence implementing the significant capital reforms (referred to as Basel III) proposed by BCBS since December 2009. The reforms will increase the quality, quantity, and consistency of capital to strengthen the resilience of the banking sector. OSFI has confirmed that Basel III will be adopted in Canada, and has issued draft revisions to its guidelines for capital adequacy in Canada which incorporate Basel III reforms.

136	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Note 16	Capital Trust securities

On March 13, 2009, CIBC Capital Trust (the Trust), a consolidated trust, issued $1,300 million of CIBC Tier 1 Notes – Series A, due June 30, 2108, and $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108 (collectively, the Notes).

The Notes are structured to achieve Tier 1 regulatory capital treatment and, as such, have features of equity capital, including the deferral of cash interest under certain circumstances (Deferral Events). In the case of a Deferral Event, holders of the Notes will be required to invest interest paid on the Notes in our perpetual preferred shares. Should the Trust fail to pay the semi-annual interest payments on the Notes in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.

In addition, the Notes will be automatically exchanged for our perpetual preferred shares upon the occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) OSFI takes control of us or our assets; (iii) we or OSFI are of the opinion that our Tier 1 capital ratio is less than 5% or our Total capital ratio is less than 8%; or (iv) OSFI directs us pursuant to the Bank Act to increase our capital or provide additional liquidity and we elect such automatic exchange or we fail to comply with such direction. Upon such automatic exchange, holders of the Notes will cease to have any claim or entitlement to interest or principal against the Trust.

CIBC Tier 1 Notes – Series A will pay interest, at a rate of 9.976%, semi-annually until June 30, 2019. On June 30, 2019, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes – Series A will reset to the five-year Government of Canada bond yield at such time plus 10.425%. CIBC Tier 1 Notes – Series B will pay interest, at a rate of 10.25%, semi-annually until June 30, 2039. On June 30, 2039, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes – Series B will reset to the five-year Government of Canada bond yield at such time plus 9.878%.

According to OSFI guidelines, innovative capital instruments can comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2 capital. Subject to the approval of OSFI, the Trust may, in whole or in part, on the redemption dates specified in the table below, and on any date thereafter, redeem the CIBC Tier 1 Notes – Series A or Series B without the consent of the holders. Also, subject to the approval of OSFI, the Trust may redeem all, but not part of, the CIBC Tier 1 Notes – Series A or Series B prior to the earliest redemption date specified in the table below without the consent of the holders, upon the occurrence of certain specified tax or regulatory events.

In February 2011, OSFI issued advisories confirming the adoption of Basel III in Canada and clarifying the treatment of non-qualifying capital instruments. Non-qualifying capital instruments are subject to a 10% phase-out per annum commencing 2013. Banks are expected to develop and maintain a redemption schedule for non-qualifying capital instruments that gives priority to redeeming instruments at their regular par redemption dates before exercising any regulatory event redemption rights. With the adoption of Basel III, innovative capital instruments such as the CIBC Tier 1 Notes will be viewed as non-qualifying capital instruments. We expect to exercise our regulatory event redemption rights in fiscal 2022 in respect of the $300 million CIBC Tier 1 Notes – Series B.

The table below presents the significant terms and conditions of the Notes:

$ millions, as at						Oct. 31 2012		Oct. 31 2011		Nov. 1 2010
				Earliest redemption dates
	Issue date	Interest payment dates	Yield	At greater of Canada Yield Price(1) and par	At par	Par value	Carrying value	Par value	Carrying value	Par value	Carrying value
Series A	March 13, 2009	June 30, December 31	9.976%	June 30, 2014	June 30, 2019	$1,300	$1,366	$1,300	$1,294	$1,300	$1,301
Series B	March 13, 2009	June 30, December 31	10.250%	June 30, 2014	June 30, 2039	300	322	300	299	300	300
						1,600	1,688	1,600	1,593	1,600	1,601
Notes sold short (held) for trading purposes						(7)	(10)	1	1	(1)	(1)
						$1,593	$1,678	$1,601	$1,594	$1,599	$1,600

(1)	Canada Yield Price: a price calculated at the time of redemption (other than an interest rate reset date applicable to the series) to provide a yield to maturity equal to the yield on a Government of Canada bond of appropriate maturity plus (i) for the CIBC Tier 1 Notes – Series A, (a) 1.735% if the redemption date is any time prior to June 30, 2019, or (b) 3.475% if the redemption date is any time on or after June 30, 2019, and (ii) for the CIBC Tier 1 Notes – Series B, (a) 1.645% if the redemption date is any time prior to June 30, 2039, or (b) 3.29% if the redemption date is any time on or after June 30, 2039.

CIBC 2012 ANNUAL REPORT	137

Consolidated financial statements

Note 17	Interest rate sensitivity

The table below details our exposure to interest rate risk resulting from the mismatch, or gap, relating to trading and non-trading financial assets, liabilities, and derivative off-balance sheet instruments. On- and off-balance sheet financial instruments have been reported on the earlier of their contractual repricing date or maturity date. Certain contractual repricing dates have been adjusted according to management’s estimates for prepayments and early redemptions.

We manage interest rate gap by imputing a duration to certain assets and liabilities based on historical and forecasted trends in core balances. The repricing profile of these assets and liabilities has been incorporated in the table below. We have applied structural assumptions for credit cards and demand and notice deposits while shareholders’ equity has been treated as non-interest rate sensitive.

		Based on earlier of maturity or repricing date of interest rate sensitive instruments
$ millions, as at		Immediately rate sensitive	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	Non-interest rate sensitive	Total
Oct. 31	Assets
2012	Cash and deposits with banks	$–	$2,038	$76	$–	$–	$2,613	$4,727
	Trading securities	–	1,054	1,403	4,121	6,459	27,293	40,330
	AFS securities	–	11,254	1,628	5,598	5,566	654	24,700
	FVO securities	–	–	–	87	217	–	304
	Securities borrowed or purchased under resale agreements	–	28,436	38	–	–	–	28,474
	Loans	116,609	22,122	31,742	65,806	2,296	3,721	242,296
	Other	–	31,204	–	–	–	21,350	52,554
	Structural assumptions	(10,904)	1,150	4,146	8,610	–	(3,002)	–
	Total assets	$105,705	$97,258	$39,033	$84,222	$14,538	$52,629	$393,385
	Liabilities and equity
	Deposits	$91,702	$72,615	$41,514	$53,904	$8,132	$32,477	$300,344
	Obligations related to securities sold short	–	405	447	3,919	3,896	4,368	13,035
	Obligations related to securities lent or sold under repurchase agreements	–	8,224	–	–	–	–	8,224
	Subordinated indebtedness	–	168	625	2,891	1,139	–	4,823
	Other	–	30,330	–	2,503	634	33,492	66,959
	Structural assumptions	(23,763)	5,766	20,756	24,920	–	(27,679)	–
	Total liabilities and shareholders’ equity	$67,939	$117,508	$63,342	$88,137	$13,801	$42,658	$393,385
	On-balance sheet gap	$37,766	$(20,250)	$(24,309)	$(3,915)	$737	$9,971	$–
	Off-balance sheet gap(1)	–	(34,469)	25,372	10,015	(918)	–	–
	Total gap	$37,766	$(54,719)	$1,063	$6,100	$(181)	$9,971	$–
	Total cumulative gap	$37,766	$(16,953)	$(15,890)	$(9,790)	$(9,971)	$–	$–
	Gap by currency
	On-balance sheet gap
	Canadian currency	$40,788	$(36,821)	$(20,513)	$5,143	$(400)	$11,803	$–
	Foreign currencies	(3,022)	16,571	(3,796)	(9,058)	1,137	(1,832)	–
	Total on-balance sheet gap	$37,766	$(20,250)	$(24,309)	$(3,915)	$737	$9,971	$–
	Off-balance sheet gap(1)
	Canadian currency	$–	$(18,596)	$19,897	$(1,609)	$308	$–	$–
	Foreign currencies	–	(15,873)	5,475	11,624	(1,226)	–	–
	Total off-balance sheet gap	$–	$(34,469)	$25,372	$10,015	$(918)	$–	$–
	Total gap	$37,766	$(54,719)	$1,063	$6,100	$(181)	$9,971	$–
Oct. 31	Gap by currency
2011	On-balance sheet gap
	Canadian currency	$25,943	$(20,489)	$(26,764)	$14,529	$698	$6,083	$–
	Foreign currencies	(2,101)	17,376	(559)	(12,241)	(567)	(1,908)	–
	Total on-balance sheet gap	$23,842	$(3,113)	$(27,323)	$2,288	$131	$4,175	$–
	Off-balance sheet gap(1)
	Canadian currency	$–	$(14,278)	$22,865	$(7,204)	$(1,383)	$–	$–
	Foreign currencies	–	(18,964)	4,057	13,588	1,319	–	–
	Total off-balance sheet gap	$–	$(33,242)	$26,922	$6,384	$(64)	$–	$–
	Total gap	$23,842	$(36,355)	$(401)	$8,672	$67	$4,175	$–
Nov. 1	Gap by currency
2010	On-balance sheet gap
	Canadian currency	$19,030	$(15,413)	$(13,657)	$10,991	$(101)	$(850)	$–
	Foreign currencies	(2,384)	6,855	(420)	(4,510)	191	268	–
	Total on-balance sheet gap	$16,646	$(8,558)	$(14,077)	$6,481	$90	$(582)	$–
	Off-balance sheet gap(1)
	Canadian currency	$–	$(4,842)	$12,584	$(7,253)	$(489)	$–	$–
	Foreign currencies	–	(4,970)	(116)	4,911	175	–	–
	Total off-balance sheet gap	$–	$(9,812)	$12,468	$(2,342)	$(314)	$–	$–
	Total gap	$16,646	$(18,370)	$(1,609)	$4,139	$(224)	$(582)	$–

(1)	Includes derivative instruments which are reported on the consolidated balance sheet at fair value.

138	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Note 18	Share-based payments

Restricted share award plan

Under our RSA plan, which began in 2000, annual awards are granted to certain key employees. RSAs may also be awarded as special grants. RSAs generally vest at the end of three years or one-third annually. Awards are generally distributed or settled within a three-year period, beginning one year after the year of the grant.

Prior to December 2008, grants were made in the form of share-settled awards. The funding for these awards was paid into a trust which purchased common shares in the open market. Grant date fair value of each share-settled RSA was calculated based on the weighted-average purchase price of the corresponding common shares that were purchased by the trust.

Beginning December 2008, RSA grants are made in the form of cash-settled awards which are funded at the time of payment. Dividend equivalent payments in respect of cash-settled awards are recognized in compensation expense as incurred. Grant date fair value of each cash-settled RSA is calculated based on the average closing price per common share on the Toronto Stock Exchange (TSX) for the 10 trading days prior to a date specified in the grant terms. Fair value for cash-settled RSAs is remeasured each period for subsequent changes in the market value of common shares.

Compensation expense in respect of RSAs, before the impact of hedging, totalled $230 million in 2012 (2011: $252 million). Liabilities in respect of cash-settled RSAs totalled $470 million (October 31, 2011: $515 million; November 1, 2010: $358 million).

Performance share unit plan

Under the PSU plan, which was introduced in 2005, awards are granted to certain key employees. Beginning December 2008, PSU grants are made only in the form of cash-settled awards, which are funded at the time of payment. PSUs vest at the end of three years. The final number of PSUs that vest will range from 75% to 125% of the initial number awarded based on CIBC’s return on equity performance relative to the average of the other major Canadian banks.

Recognition of compensation expense is based on management’s best estimate of the number of PSUs expected to vest. PSUs are remeasured for changes in management’s best estimate of the number of PSUs to vest and changes in the market value of common shares. Dividend equivalent amounts are recognized in compensation expense as incurred.

Beginning December 2008, grant date fair value of each PSU is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms.

Compensation expense in respect of PSUs, before the impact of hedging, totalled $70 million in 2012 (2011: $49 million). Liabilities in respect of PSUs totalled $127 million (October 31, 2011: $72 million; November 1, 2010: $27 million).

Special incentive program

Special Incentive Program (SIP) award units were granted only once in 2000.

Certain key employees were granted awards to receive common shares. The funding for these awards was paid into a trust which purchased common shares in the open market.

SIP awards relating to some of the key employees vested and were distributed as at October 31, 2003, the date the plan expired. For other key employees, the value of awards was converted into Retirement Special Incentive Program Deferred Share Units (RSIP DSUs). Each RSIP DSU represents the right to receive one common share and additional RSIP DSUs in respect of dividends earned by the common shares held by the trust. RSIP DSUs met time- and performance-based vesting conditions on October 31, 2003, and will be distributed in the form of common shares upon the participant’s retirement or termination of employment.

Book value unit plan

Under the BVU plan, which was introduced in 2010, certain key executives are granted awards denominated in BVUs. Each unit represents the right to receive a cash payment equal to the vesting price per unit, the value of which is related to the book value of CIBC on a per common share basis. BVUs vest at the end of three years. The final number of BVUs that vest are adjusted for new issues of, re-purchases of, or dividends paid on common shares.

Grant date fair value of each BVU is calculated based on the book value per common share on the last day of the previous fiscal quarter.

Compensation expense in respect of BVUs totalled $16 million in 2012 (2011: $11 million). Liabilities in respect of BVUs totalled $32 million (October 31, 2011: $16 million; November 1, 2010: $5 million).

Directors’ plans

Under the Director Deferred Share Unit/Common Share Election Plan, each director who is not an officer or employee of CIBC may elect to receive the annual amount payable by CIBC as either Deferred Share Units (DSUs) or common shares. For purposes of this plan, the annual amount payable is the non-cash component of the director retainer.

Under the Non-Officer Director Share Plan, each non-officer director may elect to receive all or a portion of their cash-eligible remuneration in the form of cash, common shares or DSUs. For purposes of this plan, cash-eligible remuneration includes the cash component of the director retainer, the Chair of the Board retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers and committee member retainers.

The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC and, in addition, for directors subject to section 409A of the U.S. Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director Deferred Share Unit/Common Share Election Plan, the value of DSUs is payable when the director is no longer related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).

Other non-interest expense in respect of the DSU components of these plans, before the impact of hedging, totalled $3 million in 2012 (2011: $2 million). Liabilities in respect of DSUs totalled $11 million (October 31, 2011: $9 million; November 1, 2010: $8 million).

Stock option plans

We have two stock option plans: ESOP and Non-Officer Director Stock Option Plan (DSOP). A maximum of 42,834,500 common shares may be issued under these plans.

Under the ESOP, stock options are periodically granted to selected employees. Options provide the employee with the right to purchase common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest by the end of the fourth year and expire 10 years from the grant date. Certain options vest on the attainment of specified performance conditions.

CIBC 2012 ANNUAL REPORT	139

Consolidated financial statements

Under the DSOP, each director who was not an officer or employee of CIBC or any of our subsidiaries was provided with the right to purchase common shares from CIBC at a fixed price equal to the five-day average of the closing price per share on the TSX for the five trading days preceding the date of the grant. In January 2003, the Board of Directors determined that no further options would be granted under the DSOP. Furthermore, during 2012 all remaining options under this plan were exercised.

Fair value of stock options is measured at the grant date using the Black-Scholes option pricing model. Model assumptions are based on observable market data for the risk-free interest rate and dividend yield; contractual terms for the exercise price and performance conditions; and historical experience for expected life. Volatility assumptions are best estimates of market implied volatility matching the exercise price and expected life of the options.

The weighted-average grant date fair value of options granted during 2012 has been determined at $8.08 (2011: $12.88). The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For the year ended October 31	2012	2011
Weighted-average assumptions
Risk-free interest rate	1.82%	2.79%
Expected dividend yield	6.12%	4.89%
Expected share price volatility	26.09%	27.56%
Expected life	6 years	6 years
Share price / exercise price	$71.73	$78.41

Compensation expense in respect of stock options totalled $7 million in 2012 (2011: $6 million).

Stock option plans

As at or for the year ended October 31		2012		2011
	Number of stock options	Weighted- average exercise price	Number of stock options	Weighted- average exercise price
Outstanding at beginning of year	4,746,548	$66.34	5,641,221	$62.88
Granted	738,426	71.73	419,989	78.41
Exercised(1)	(1,053,323)	50.76	(1,242,462)	54.72
Forfeited	(58,929)	70.49	(41,580)	64.56
Cancelled / expired	(23,935)	70.78	(30,620)	68.61
Outstanding at end of year	4,348,787	$70.95	4,746,548	$66.34
Exercisable at end of year	2,521,979	$71.78	3,018,340	$66.05
Available for grant	5,289,559		5,945,121

(1)	The weighted-average share price at the date of exercise was $74.26 (2011: $79.51).

Stock options outstanding and vested

As at October 31, 2012			Stock options outstanding		Stock options vested
Range of exercise prices	Number outstanding	Weighted- average contractual life remaining	Weighted- average exercise price	Number outstanding	Weighted- average exercise price
$40.00 – $49.00	138,353	0.09	$43.10	138,353	$43.10
$49.01 – $55.00	633,396	5.90	49.75	389,131	49.75
$55.01 – $65.00	23,036	5.15	62.90	23,036	62.90
$65.01 – $75.00	2,034,049	6.18	71.02	885,186	71.22
$75.01 – $85.00	1,190,586	5.56	78.46	756,906	78.59
$85.01 – $105.00	329,367	3.96	96.33	329,367	96.33
	4,348,787	5.61	$70.95	2,521,979	$71.78

Employee share purchase plan

Under our Canadian ESPP, qualifying employees can choose each year to have up to 10% of their eligible earnings withheld to purchase common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3% of eligible earnings, depending upon length of service and job level, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar programs exist in other regions globally, where each year qualifying employees can choose to have a portion of their eligible earnings withheld to purchase common shares and receive a matching employer contribution subject to each plan’s provisions. All contributions are paid into a trust and used by the plan trustees to purchase common shares. All employer contributions are used by the trustee to purchase shares on the open market. Effective February 2010, for our Canadian plan, shares purchased by the trustee using employee contributions are issued as treasury shares. CIBC FirstCaribbean operates ESPPs locally, in which contributions are used by the plan trustee to purchase CIBC FirstCaribbean common shares in the open market.

Our contributions are expensed as incurred and totalled $32 million in 2012 (2011: $31 million).

Hedging

The impact due to changes in CIBC’s share price in respect of cash-settled share-based compensation under the RSA, PSU, and DSU plans is hedged through the use of derivatives. The gains and losses on these derivatives are recognized in compensation expense. During the year, we recorded gains of $37 million (2011: gain of $18 million) in the consolidated statement of income in respect of these derivatives. As at October 31, 2012, the ending AOCI balance in respect of the designated accounting hedges totalled a credit of $9 million (2011: $1 million).

140	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Note 19	Post-employment benefits

We sponsor pension and other post-employment benefit plans for eligible employees. Our pension plans include registered funded defined benefit pension plans, supplemental arrangements that provide pension benefits in excess of statutory limits, and defined contribution plans. The defined benefit pension plans are predominantly non-contributory, but some participants contribute to their respective plans so as to receive higher pension benefits. These benefits are, in general, based on years of service and compensation near retirement. Effective January 1, 2012, there is a two-year waiting period for new members to join our principal Canadian pension plan. We also provide certain health-care, life insurance, and other benefits to eligible employees and pensioners.

Plan assets and defined benefit obligations related to our defined benefit plans are measured for accounting purposes as at October 31 each year.

The following table presents the financial position of the defined benefit pension and other post-employment plans for Canada, the U.S., the U.K., and our Caribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not material and are not included in these disclosures.

	Pension plans		Other post-employment plans
$ millions, as at or for the year ended October 31	2012	2011	2012	2011
Defined benefit obligation
Balance at beginning of year	$4,973	$4,615	$570	$536
Current service cost	161	150	9	9
Employee contributions	6	6	–	–
Interest cost on defined benefit obligation	278	260	30	29
Benefits paid	(236)	(222)	(26)	(27)
Foreign exchange rate changes	–	(9)	–	–
Net actuarial losses on defined benefit obligation	664	163	71	23
Plan amendments	–	10	1	–
Balance at end of year	$5,846	$4,973	$655	$570
Plan assets
Fair value at beginning of year	$4,895	$4,608	$–	$–
Expected return on plan assets(1)	315	292	–	–
Net actuarial gains (losses) on plan assets(1)	93	(60)	–	–
Employer contributions	476	281	26	27
Employee contributions	6	6	–	–
Benefits paid	(236)	(222)	(26)	(27)
Foreign exchange rate changes	–	(9)	–	–
Net transfer out	(1)	(1)	–	–
Fair value at end of year	$5,548	$4,895	$–	$–
Funded status deficit	$(298)	$(78)	$(655)	$(570)
Unamortized net actuarial losses	827	257	91	23
Unamortized past service costs (gains)	–	1	(42)	(52)
Net defined benefit asset (liability)	$529	$180	$(606)	$(599)
Valuation allowance	(17)	(18)	–	–
Net defined benefit asset (liability), net of valuation allowance	$512	$162	$(606)	$(599)

(1)	The actual return on plan assets for the year ended October 31, 2012 was $408 million (2011: $232 million).

The net defined benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

		Pension plans		Other post-employment plans
	Oct. 31	Oct. 31	Nov. 1	Oct. 31	Oct. 31	Nov. 1
$ millions, as at	2012	2011	2010	2012	2011	2010
Other assets	$563	$221	$105	$–	$–	$–
Other liabilities	(51)	(59)	(92)	(606)	(599)	(597)
	$512	$162	$13	$(606)	$(599)	$(597)

Included in the defined benefit obligation and fair value of plan assets at year end are the following amounts in respect of plans with defined benefit obligations in excess of fair value of assets:

		Pension plans		Other post-employment plans
$ millions, as at	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010
Defined benefit obligation
Unfunded plans	$48	$47	$43	$655	$570	$536
Funded plans	5,317	4,490	4,149	–	–	–
	5,365	4,537	4,192	655	570	536
Fair value of plan assets	4,957	4,346	4,094	–	–	–
Funded status deficit	$(408)	$(191)	$(98)	$(655)	$(570)	$(536)

CIBC 2012 ANNUAL REPORT	141

Consolidated financial statements

The net defined benefit plan expense is as follows:

	Pension plans		Other post-employment plans
$ millions, for the year ended October 31	2012	2011	2012	2011
Current service cost	$161	$150	$9	$9
Interest cost on defined benefit obligation	278	260	30	29
Expected return on plan assets	(315)	(292)	–	–
Recognition of past service costs (gains)	1	10	(9)	(10)
Amortization of net actuarial losses	1	1	3	1
	126	129	33	29
Change in valuation allowance	(1)	1	–	–
Net defined benefit plan expense recognized	$125	$130	$33	$29

Benefit and plan changes

There were no material changes to the terms of our defined benefit pension or other post-employment plans in 2012 or 2011.

Investment policy

CIBC’s Board of Directors has delegated the responsibility for establishing pension fund investment objectives and policies and monitoring pension investment policy to the Board’s Management Resources and Compensation Committee (MRCC). The MRCC is responsible for establishing investment policies such as asset mix, permitted investments, and use of derivatives.

While specific investment policies are determined at a plan level to reflect the unique characteristics of each plan, common investment policies for all plans include the optimization of the risk-return relationship using a portfolio of various asset classes diversified by market segment, economic sector, and issuer. The objectives are to secure the obligations of our funded plans, to maximize investment returns while not compromising the security of the respective plans, and to manage the level of funding contributions.

To reduce investment-specific risk and to enhance expected returns, investments are allocated among multiple asset classes, with publicly traded fixed income and equities in active markets, representing the most significant asset allocations. Use of derivative financial instruments is limited to generating the synthetic return of debt or equity instruments or to provide currency hedging for foreign equity holdings.

Investments in specific asset classes are further diversified across funds, managers, strategies, sectors and geographies, depending on the specific characteristics of each asset class.

The exposure to any one of these asset classes will be determined by our assessment of the needs of the plan assets and economic and financial market conditions. Factors evaluated before adopting the asset mix include demographics, cash-flow payout requirements, liquidity requirements, actuarial assumptions, expected benefit increases, and corporate cash flows.

Management of the assets of the various Canadian plans has been delegated primarily to the Pension and Benefits Investment Committee (PBIC), which is a committee composed of CIBC management. The PBIC has appointed investment managers, including CIBC Global Asset Management Inc., a wholly owned subsidiary of CIBC. These managers have investment discretion within established target asset mix ranges as set by the MRCC. Should the actual mix fall outside specified ranges, the assets are rebalanced as required to be within the target asset mix ranges. Similar committees exist for the management of our non-Canadian plans.

Risk management oversight as performed by PBIC and other committees includes but is not limited to the following activities:

•	Periodic ALM and strategic asset allocation studies;
•	Monitoring of funding levels and funding ratios;
•	Monitoring compliance with asset allocation guidelines and investment management agreements;
•	Monitoring asset class performance against asset class benchmarks; and
•	Monitoring investment manager performance against benchmarks.

Benefit plan assets

The weighted-average asset allocation and target allocation by asset category of our defined benefit pension plans are as follows:

	Pension plans
Asset category(1)	Target allocation 2012	Actual allocation 2012	Target allocation 2011	Actual allocation 2011
Equity(2)	52%	52%	52%	53%
Debt(2)	44	45	44	43
Real estate	–	–	–	1
Other(3)	4	3	4	3
	100%	100%	100%	100%

(1)	Categories are based upon risk classification including synthetic exposure through derivatives.

(2)	Pension benefit plans assets include CIBC or CIBC FirstCaribbean issued securities and deposits of $34 million (2011: $21 million), representing 0.6% of total plan assets (2011: 0.4%).

(3)	Includes foreign currency derivatives that hedge currency exposures and investments in essential public assets, including transportation, communication, energy, education, and health-care projects.

Plan assumptions

The discount rate assumption used in determining pension and other post-employment benefit obligations and net defined benefit plan expense reflects the market yields, as of the measurement date, on high-quality corporate bonds with cash flows that match expected benefit payments.

For the Canadian plans, the expected rate of return on plan assets assumption is reviewed annually by management, in conjunction with our actuaries. The assumption is based on expected returns for the various asset classes, weighted by the portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and real yields on fixed income securities and equities.

In the U.S., U.K., and Caribbean regions, procedures similar to those in Canada are used to develop the expected long-term rate of return on plan assets, taking into consideration local market conditions and the specific allocation of plan assets.

142	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

The weighted-average assumptions used to determine the defined benefit obligation and the benefit plan expenses are as follows:

	Pension plans		Other post-employment plans
For the year ended October 31	2012	2011	2012	2011
Defined benefit obligation as at October 31
Discount rate at end of the period	4.6%	5.5%	4.5%	5.5%
Rate of compensation increase	3.1%	3.6%	3.0%	3.5%
Net benefit plan expense for the year ended October 31
Discount rate at beginning of the period	5.5%	5.6%	5.5%	5.3%
Expected long-term rate of return on plan assets	6.3%	6.4%	n/a	n/a
Rate of compensation increase	3.6%	3.6%	3.5%	3.5%

n/a Not applicable.

The assumed health-care cost trend rates of the principal Canadian plan providing medical, dental, and life insurance benefits are as follows:

For the year ended October 31	2012	2011
Health-care cost trend rates assumed for next year	6.4%	6.7%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2029	2029

A 100 basis points change in assumed health-care cost trend rates would have the following effects:

	Aggregate service and interest costs		Defined benefit obligation
$ millions, for the year ended October 31	2012	2011	2012	2011
100 basis points increase in rates	$3	$3	$56	$61
100 basis points decrease in rates	(2)	(3)	(47)	(50)

The following tables outline the impact of a change of 100 basis points in certain key assumptions used in measuring the defined benefit obligations and related expenses for our Canadian plans:

Estimated increase (decrease) in defined benefit plan expense for the year based on assumptions at the beginning of the year	Pension plans		Other post-employment plans
$ millions, for the year ended October 31	2012	2011	2012	2011
Discount rate
Decrease in assumption	$68	$17	$3	$2
Increase in assumption	(30)	(26)	(5)	(2)
Expected long-term rate of return on plan assets
Decrease in assumption	43	40	n/a	n/a
Increase in assumption	(43)	(40)	n/a	n/a
Rate of compensation increase
Decrease in assumption	(19)	(18)	–	–
Increase in assumption	20	20	–	–

n/a Not applicable.

Estimated increase (decrease) in defined benefit obligation	Pension plans		Other post-employment plans
$ millions, as at October 31	2012	2011	2012	2011
Discount rate
Decrease in assumption	$893	$682	$91	$79
Increase in assumption	(850)	(654)	(82)	(64)
Rate of compensation increase
Decrease in assumption	(192)	(120)	(1)	(1)
Increase in assumption	193	130	1	1

Defined contribution and other plans

We also maintain defined contribution plans for certain employees and make contributions to government pension plans. The expense recognized for these benefit plans is as follows:

$ millions, for the year ended October 31	2012	2011
Defined contribution pension plans	$11	$11
Government pension plans(1)	79	78
	$90	$89

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

CIBC 2012 ANNUAL REPORT	143

Consolidated financial statements

Expenses if recognized as they arose

The total expense arising for the defined benefit pension plans, defined contribution pension plans, government pension plans, and other post-employment benefit plans if we had recognized all costs and expenses as they arose is as follows:

	Pension plans		Other post-employment plans			Total
$ millions, for the year ended October 31	2012	2011	2012	2011	2012	2011
Defined benefit plans	$694	$352	$111	$61	$805	$413
Defined contribution and other plans	90	89	–	–	90	89
	$784	$441	$111	$61	$895	$502

History of experience adjustments

The history of defined benefit obligations, fair value of plan assets and experience adjustments is as follows:

	Pension plans		Other post-employment plans
$ millions, as at or for the year ended October 31	2012	2011	2012	2011
Defined benefits obligation	$5,846	$4,973	$655	$570
Fair value of plan assets	5,548	4,895	–	–
Funded status deficit	$(298)	$(78)	$(655)	$(570)
Experience (losses) gains on plan liabilities for the year	$(24)	$10 (1)	$(14)	$8	(1)
Experience gains (losses) on plan assets for the year	93	(60)	–	–

(1)	Restated.

Cash flows

Cash contributions

The most recently completed actuarial valuation of the principal defined benefit pension plan for funding purposes was as at October 31, 2011. The next required actuarial valuation of this plan for funding purposes will be effective as of October 31, 2012.

The minimum contributions for 2013 are anticipated to be $189 million for defined benefit pension plans and $28 million for other post-employment benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.

Note 20	Income taxes

Total income taxes

$ millions, for the year ended October 31	2012	2011
Consolidated statement of income
Provision for current income taxes
Adjustments for prior years	$(92)	$(22)
Current income tax expense	629	431
	537	409
Provision for deferred income taxes
Adjustments for prior years	88	25
Effect of changes in tax rates and laws	(8)	28
Origination and reversal of temporary differences	87	465
	167	518
	704	927
Other comprehensive income	(17)	(37)
Total comprehensive income	$687	$890

Components of income tax

$ millions, for the year ended October 31	2012	2011
Current income taxes
Federal	$290	$216
Provincial	196	141
Foreign	29	15
	515	372
Deferred income taxes
Federal	122	273
Provincial	82	164
Foreign	(32)	81
	172	518
	$687	$890

144	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Deferred income tax balances are included in Other assets and Other liabilities, and result from temporary differences between the tax basis of assets and liabilities and their carrying amounts on the consolidated balance sheet.

The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions, and according to changes in the proportion of our business carried out in each province. We are also subject to Canadian taxation on income of foreign branches.

Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated to be nil.

The effective rates of income tax in the consolidated statement of income are different from the combined Canadian federal and provincial income tax rate of 26.5% (2011: 28.2%) as set out in the following table:

Reconciliation of income taxes

$ millions, for the year ended October 31	2012		2011
Combined Canadian federal and provincial income tax rate applied to income before income taxes	$1,071	26.5%	$1,073	28.2%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(116)	(2.9)	(11)	(0.3)
Tax-exempt income	(206)	(5.1)	(136)	(3.5)
Changes in income tax rate on deferred tax balances	(8)	(0.2)	28	0.7
Impact of equity-accounted income	(33)	(0.8)	(24)	(0.6)
Other	(4)	(0.1)	(3)	(0.1)
Income taxes in the consolidated statement of income	$704	17.4%	$927	24.4%

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Deferred income tax asset

Sources of and movement in deferred tax assets and liabilities

The following tables show the sources and changes in deferred tax assets and liabilities.

$ millions, for the year ended October 31, 2012	Allowance for credit losses	Buildings and equipment	Pension and employee benefits	Provisions	Securities revaluation	Tax loss carry- forwards (1)	Unearned income	Other	Total assets
Deferred tax assets
Balance at beginning of year	$338	$69	$283	$50	$31	$64	$104	$12	$951
Recognized in net income	(149)	(7)	(59)	(4)	(26)	5	(32)	10	(262)
Other (2)	–	–	–	–	–	–	–	1	1
Balance at end of year	$189	$62	$224	$46	$5	$69	$72	$23	$690
		Buildings and equipment	Foreign currency	Goodwill	Lease receivables	Pension and employee benefits	Securities revaluation	Other	Total liabilities
Deferred tax liabilities
Balance at beginning of year		$(64)	$(34)	$(72)	$(78)	$(17)	$(54)	$(39)	$(358)
Recognized in net income		–	–	(6)	15	9	36	41	95
Recognized in OCI		–	1	–	–	–	–	(7)	(6)
Other (2)		–	–	–	–	–	–	(1)	(1)
Balance at end of year		$(64)	$(33)	$(78)	$(63)	$(8)	$(18)	$(6)	$(270)
Net deferred tax asset as at October 31, 2012									$420
$ millions, for the year ended October 31, 2011	Allowance for credit losses	Buildings and equipment	Pension and employee benefits	Provisions	Securities revaluation	Tax loss carry- forwards (1)	Unearned income	Other	Total assets
Deferred tax assets
Balance at beginning of year	$356	$76	$418	$36	$77	$599	$88	$223	$1,873
Recognized in net income	(17)	(3)	(137)	16	(44)	(533)	19	(201)	(900)
Recognized in OCI	–	–	1	–	–	–	–	(8)	(7)
Other (2)	(1)	(4)	1	(2)	(2)	(2)	(3)	(2)	(15)
Balance at end of year	$338	$69	$283	$50	$31	$64	$104	$12	$951
		Buildings and equipment	Foreign currency	Goodwill	Lease receivables	Pension and employee benefits	Securities revaluation	Other	Total liabilities
Deferred tax liabilities
Balance at beginning of year		$(79)	$(62)	$(70)	$(104)	$(152)	$(231)	$(53)	$(751)
Recognized in net income		15	53	(2)	20	135	147	14	382
Recognized in OCI		–	(25)	–	–	–	30	–	5
Other (2)		–	–	–	6	–	–	–	6
Balance at end of year		$(64)	$(34)	$(72)	$(78)	$(17)	$(54)	$(39)	$(358)
Net deferred tax asset as at October 31, 2011									$593
Net deferred tax asset as at November 1, 2010									$1,122

(1)	The tax loss carryforwards include $37 million (2011: $42 million) that relate to operating losses (of which $21 million relate to the U.S. and $16 million relate to other jurisdictions) that expire in various years commencing in 2013, and $32 million (2011: $22 million) that relate to capital losses that never expire.

(2)	Includes foreign currency translation adjustments.

The net deferred tax asset is included in Other assets and Other liabilities as follows:

$ millions, as at	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010
Other assets	$457	$644	$1,122
Other liabilities	(37)	(51)	–
	$420	$593	$1,122

Temporary differences

The amount of unused tax losses for which deferred tax assets have not been recognized was $717 million as at October 31, 2012 (2011: $717 million) of which $79 million (2011: $124 million) has no expiry date, and of which $638 million (2011: $593 million) expire within 10 years.

Enron

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation and on December 21, 2011 (and reconfirmed on July 5, 2012), in connection with a motion by CIBC to strike the Crown’s replies, the Tax Court of Canada struck certain portions of the replies and directed the Crown to submit amended replies. Both the Crown and CIBC appealed the ruling to the Federal Court of Appeal, and the appeal was heard on November 21, 2012. A decision has not yet been rendered.

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Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $183 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $865 million and non-deductible interest of approximately $124 million.

Note 21	Earnings per share

$ millions, except per share amounts, for the year ended October 31	2012	2011
Basic EPS
Net income attributable to equity shareholders	$3,331	$2,867
Less: Preferred share dividends and premiums	158	177
Net income attributable to common shareholders	3,173	2,690
Weighted-average common shares outstanding (thousands)	403,685	396,233
Basic EPS	$7.86	$6.79
Diluted EPS
Net income attributable to common shareholders	$3,173	$2,690
Add: Dividends on Convertible Preferred Shares	–	38
Net income attributable to diluted common shareholders	3,173	2,728
Weighted-average common shares outstanding (thousands)	403,685	396,233
Add: Convertible Preferred Shares (1) (thousands)	–	9,609
Stock options potentially exercisable (2) (thousands)	460	854
Weighted-average diluted common shares outstanding (thousands)	404,145	406,696
Diluted EPS	$7.85	$6.71

(1)	We have irrevocably renounced by way of a deed poll, our rights to convert the series 26, 27, and 29 non-cumulative Class A Preferred Shares (the Convertible Preferred Shares) into CIBC common shares, except in circumstances that would be a “Trigger Event” as described in the August 2011 Non-Viability Contingent Capital advisory issued by OSFI. By renouncing our conversion rights, the Convertible Preferred Shares are no longer dilutive subsequent to August 16, 2011, the date the conversion rights were renounced by CIBC.

(2)	Excludes average options outstanding of 1,513,903 with a weighted-average exercise price of $82.39; and average options outstanding of 1,263,670 with a weighted-average exercise price of $83.79 for the years ended October 31, 2012 and 2011, respectively, as the options’ exercise prices were greater than the average market price of common shares.

Note 22	Commitments, guarantees and pledged assets

Commitments

Credit-related arrangements

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts shown below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the additional credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.

			Contract amounts
$ millions, as at	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010
Securities lending (1)	$15,396	$10,924	$12,352
Unutilized credit commitments (2)	148,957	140,338	132,251
Backstop liquidity facilities (3)	3,189	2,273	3,444
Standby and performance letters of credit	7,504	6,323	5,721
Documentary and commercial letters of credit	449	312	290
Other	359	412	381
	$175,854	$160,582	$154,439

(1)	Excludes securities lending of $1.6 billion (October 31, 2011: $2.8 billion; November 1, 2010: $4.3 billion) for cash because it is reported on the consolidated balance sheet.

(2)	Includes irrevocable lines of credit totalling $35.9 billion (October 31, 2011: $32.2 billion; November 1, 2010: $34.9 billion).

(3)	Excludes backstop liquidity facilities provided to our consolidated sponsored ABCP programs totalling $390 million (October 31, 2011: $1,104 million; November 1, 2010: $964 million).

In addition, client securities lending of a joint venture which CIBC has with The Bank of New York Mellon totalled $48.1 billion (October 31, 2011: $46.3 billion; November 1, 2010: $45.0 billion) of which securities lending with indemnification totalled $46.5 billion (October 31, 2011: $44.5 billion; November 1, 2010: $42.5 billion).

Securities lending

Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times.

Unutilized credit commitments

Unutilized credit commitments are the undrawn portion of lending facilities that we have approved to meet the requirements of clients. These lines may include various conditions that must be satisfied prior to drawdown and include facilities extended in connection with contingent acquisition financing. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan at some point in the future, prior to the

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expiry of the commitment. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over the present and future assets of the borrower.

Backstop liquidity facilities

We provide irrevocable backstop liquidity facilities primarily to ABCP conduits. We are the financial services agent for some of these conduits, while other conduits are administered by third parties. The liquidity facilities for both our consolidated sponsored ABCP programs, Crisp and Macro Trust, as well as our non-consolidated sponsored ABCP programs, Safe Trust, Smart Trust and Sound Trust, require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets.

Standby and performance letters of credit

These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

Documentary and commercial letters of credit

Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third-party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.

Operating lease commitments(1)

Future minimum lease payments and receipts for operating lease commitments for each of the five succeeding years and thereafter are as follows:

	Operating leases
$ millions, as at October 31, 2012	Payments	Receipts (2)	Net payments
2013	$366	$77	$289
2014	346	73	273
2015	319	72	247
2016	291	76	215
2017	263	76	187
2018 and thereafter	1,398	1,349	49

(1)	Total rental expense (excluding servicing agreements) in respect of buildings and equipment was $389 million (2011: $384 million).

(2)	Includes sub-lease income from investment property.

Finance lease commitments(1)

Future minimum lease payments for finance lease commitments for each of the five succeeding years and thereafter are as follows:

$ millions, as at October 31, 2012
2013	$49
2014	47
2015	46
2016	44
2017	43
2018 and thereafter	439
668
Less: Future interest charges	268
Present value of finance lease commitments	$400

(1)	Total interest expense related to finance lease arrangements was $28 million (2011: $28 million).

Other commitments

As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, we had commitments to invest up to $178 million (October 31, 2011: $354 million; November 1, 2010: $294 million).

In addition, we act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase the new issue for resale to investors. As at October 31, 2012, the related underwriting commitments were $184 million (October 31, 2011: $333 million; November 1, 2010: $183 million).

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Guarantees and other indemnification agreements

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby performance letters of credit as discussed above, and credit derivatives protection sold, as discussed in Note 12.

Other indemnification agreements

In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation, or claims relating to past performance. In addition, we have entered into indemnification agreements with each of our directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. Amounts are accrued when we have a present legal or constructive obligation as a result of a past event, when it is both probable that an outflow of economic benefits will be required to resolve the matter, and when a reliable estimate can be made of the amount of the obligation. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. No amounts related to these indemnifications, representations, and warranties are reflected within the consolidated financial statements as at October 31, 2012, October 31, 2011 and November 1, 2010.

Pledged assets

In the ordinary course of business, we pledge our own assets, or may sell or re-pledge third-party assets against liabilities, or to facilitate certain activities, pursuant to agreements permitting such re-pledging of third-party assets where required.

The following table presents the carrying value of the sources and uses of our own pledged assets and collateral:

$ millions, as at	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010
Sources of pledged assets and collateral (1)
Deposits with banks	$14	$27	$41
Securities	8,387	9,418	18,924
Mortgages (2)	47,515	47,676	39,983
Credit cards (3)	4,898	3,632	3,535
Other assets	4,120	4,397	4,912
	$64,934	$65,150	$67,395
Uses of pledged assets and collateral
Securities lent	$5,324	$3,292	$3,825
Obligations related to securities lent or sold under repurchase agreements	1,795	4,338	12,732
Secured borrowings	52,413	51,308	43,518
Derivative transactions (4)	4,531	5,040	6,001
Foreign governments and central banks (5)	278	513	419
Clearing systems, payment systems, depositories, and other (5)	593	659	900
	$64,934	$65,150	$67,395

(1)	Does not include over-collateralization of assets pledged.

(2)	Includes certain cash in transit balances related to the securitization process.

(3)	These assets are held in consolidated securitization trusts and support funding liabilities of $4.9 billion with a fair value of $5.0 billion (October 31, 2011: $3.6 billion with a fair value of $3.7 billion; November 1, 2010: $3.5 billion with a fair value of $3.6 billion).

(4)	Comprises margins for exchange-traded futures and options, clearing house settled swap contracts, and collateralized derivative transactions.

(5)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or to have access to the facilities of central banks in foreign jurisdictions. Excludes interday pledges to the Bank of Canada related to the Large Value Transfer System as they are normally released back to us at the end of the settlement cycle each day.

The following table presents the uses of third party pledged assets and collateral available for sale or re-pledging:

$ millions, as at	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010
Collateral received and available for sale or re-pledging	$44,718	$39,030	$49,711
Less: not sold or re-pledged	14,726	13,663	19,083
	$29,992	$25,367	$30,628
Uses of pledged assets and collateral
Securities lent	$10,072	$7,632	$8,527
Obligations related to securities lent or sold under repurchase agreements	6,429	7,076	12,225
Obligations related to securities sold short	13,035	10,316	9,673
Derivative transactions (1)	456	343	203
	$29,992	$25,367	$30,628

(1)	Comprises margins for exchange-traded futures and options, clearing house settled swap contracts, and collateralized derivative transactions.

In addition, we transact securities lending activities in which we act as an agent for the owners of securities through a joint venture which we have with The Bank of New York Mellon. See “Commitments” section above for details.

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Securities collateral

Client securities collateral available for sale or re-pledging is received in connection with securities lending, securities borrowed or purchased under resale agreements, margin loans, and to collateralize derivative contracts. Client securities collateral may be sold or re-pledged by CIBC in connection with securities borrowed, lent or sold under repurchase agreements, for margin loans, as collateral for derivative transactions, or delivered to cover securities sold short.

Note 23	Contingent liabilities and provision

CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While it is inherently difficult to predict the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular period.

The following is a description of CIBC’s significant legal proceedings, which we intend to vigorously defend.

Lehman Brothers bankruptcy proceedings

In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a variable funding note (VFN) issued by a CDO. This reduction followed certain actions of the indenture trustee for the CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related CDS agreement with the CDO.

In September 2010, just prior to the expiration of a statute of limitations, the Lehman Estate instituted an adversary proceeding against numerous financial institutions, indenture trustees and note-holders, including CIBC, relating to this and more than 40 other CDOs. The Lehman Estate seeks a declaration that the indenture trustee’s actions were improper and that CIBC remains obligated to fund the VFN. At the request of the Lehman Estate, the bankruptcy court issued an order staying all proceedings in the action until January 2013. Although there can be no certainty regarding any eventual outcome, we believe that the CDO indenture trustee’s actions in reducing the unfunded commitment on our VFN to zero, were fully supported by the terms of the governing contracts and the relevant legal standards and CIBC intends to vigorously contest the adversary proceeding.

Green v. Canadian Imperial Bank of Commerce, et al.

In July 2008, a shareholder plaintiff commenced this proposed class action in the Ontario Superior Court of Justice against CIBC and several former and current CIBC officers and directors. It alleges that CIBC and the individual officers and directors violated the Ontario Securities Act through material misrepresentations and non-disclosures relating to CIBC’s exposure to the U.S. sub-prime mortgage market. The plaintiffs instituted this action on behalf of all CIBC shareholders in Canada who purchased shares between May 31, 2007 and February 28, 2008. The action seeks damages of $10 billion. In July 2012, the plaintiffs’ motions for leave to file the statement of claim and for class certification were dismissed by the Ontario Superior Court of Justice. The plaintiffs have filed an appeal to the Ontario Court of Appeal.

Fresco v. Canadian Imperial Bank of Commerce

Gaudet v. Canadian Imperial Bank of Commerce

In June 2007, two proposed class actions were filed against CIBC in the Ontario Superior Court of Justice (Fresco v. CIBC) and in the Quebec Superior Court (Gaudet v. CIBC). Each makes identical claims for unpaid overtime for full-time, part-time, and retail frontline non-management employees. The Ontario action seeks $500 million in damages plus $100 million in punitive damages for all employees in Canada, while the Quebec action is limited to employees in Quebec and has been stayed pending the outcome of the Ontario action. In June 2009, in the Ontario action, the motion judge denied certification of the matter as a class action. In February 2010, the motion judge awarded CIBC $525,000 for its costs in defending the certification motion. In September 2010, the Ontario Divisional Court upheld the motion judge’s denial of the plaintiff’s certification motion and the award of costs to CIBC by a two to one majority. In January 2011, the Ontario Court of Appeal granted the plaintiff leave to appeal the decision denying certification. In June 2012, the Ontario Court of Appeal overturned the lower court and granted certification of the matter as a class action. CIBC is seeking leave to appeal to the Supreme Court of Canada.

Brown v. Canadian Imperial Bank of Commerce and CIBC World Markets Inc.

In 2008, this proposed class action was filed in the Ontario Superior Court of Justice against CIBC World Markets Inc. claiming $350 million for unpaid overtime on behalf of investment bankers, investment advisors, traders, analysts, and others and an additional $10 million in punitive damages. In 2009, the plaintiff amended the statement of claim adding CIBC as a co-defendant and adding a new plaintiff. The proposed amended class includes analysts and investment advisors in Ontario who were not paid overtime or treated as eligible for overtime. In April 2012, the Ontario Superior Court of Justice denied certification of the matter as a class action. The plaintiffs have filed an appeal to the Ontario Divisional Court.

Credit card class actions – Quebec Consumer Protection Act:

Marcotte v. Bank of Montreal, et al.

Corriveau v. Amex Bank of Canada, et al.

Lamoureux v. Bank of Montreal, et al.

St. Pierre v. Bank of Montreal, et al.

Marcotte v. Bank of Montreal, et al. (II)

Giroux v. Royal Bank of Canada, et al.

Since 2004, a number of proposed class actions have been filed in the Quebec Superior Court against CIBC and numerous other financial institutions. The actions, brought on behalf of cardholders, allege that the financial institutions are in breach of certain provisions of the Quebec Consumer Protection Act (CPA). The alleged violations include charging fees on foreign currency transactions, charging fees on cash advances, increasing credit limits without the cardholder’s express consent, and failing to allow a 21-day grace period before posting charges to balances upon which interest is calculated. CIBC and the other defendant banks are jointly raising a constitutional challenge to the CPA on the basis that banks are not required to comply with provincial legislation because banking and cost of borrowing disclosure is a matter of exclusive federal jurisdiction.

The first of these class actions (Marcotte v. Bank of Montreal, et al.), which alleges that charging cardholders fees on foreign currency transactions violates the CPA, went to trial in 2008. In a decision released in June 2009, the trial judge found in favour of the plaintiffs concluding that the CPA is constitutionally applicable to federally regulated financial institutions and awarding damages against all the defendants. The court awarded compensatory damages against CIBC in the amount of $38 million plus an additional sum to be determined at a future date. The court awarded punitive damages against

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a number of the other defendants, but not against CIBC. CIBC and the other financial institutions appealed this decision. The appeal was heard by the Quebec Court of Appeal in September 2011. In August 2012, the Quebec Court of Appeal allowed the defendant banks’ appeals in part and overturned the trial judgment against CIBC. The plaintiffs and some of the defendant banks have sought leave to appeal to the Supreme Court of Canada.

Credit card class actions – Interchange fees litigation:

Bancroft-Snell v. Visa Canada Corporation, et al.

9085-4886 Quebec Inc. v. Visa Canada Corporation, et al.

Watson v. Bank of America Corporation, et al.

In 2011 and 2012 three proposed class actions were commenced against VISA Canada Corporation (Visa), MasterCard International Incorporated (MasterCard), CIBC and numerous other financial institutions. The actions, brought on behalf of all merchants who accepted payment by Visa or MasterCard from March 23, 2001 to the present, allege two “separate, but interrelated” conspiracies; one in respect of Visa and one in respect of MasterCard. The claims allege that Visa and MasterCard conspired with their issuing banks to set default interchange rate and merchant discount fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The claims allege civil conspiracy, violation of the Competition Act, interference with economic interests and unjust enrichment. The claims seek unspecified general and punitive damages. The motion for class certification in Watson v. Bank of America Corporation, et al. is scheduled to be heard in April 2013.

Sino-Forest class actions:

Smith v. Sino-Forest Corporation, et al.

Trustees of the Labourers’ Pension Fund of Central and Eastern Canada v. Sino-Forest Corporation, et al.

Northwest & Ethical Investments L.P. v. Sino-Forest Corporation, et al.

In 2011, three proposed class actions were filed in the Ontario Superior Court of Justice on behalf of purchasers of shares in Sino-Forest Corporation (Sino-Forest) against Sino-Forest, its directors and officers, its auditors and the underwriting syndicate for three public offerings from 2007 to 2009. CIBC World Markets Inc. was part of the underwriting syndicate for two of the offerings (underwriting 20% of a $200 million June 2007 offering and 5% of a $367 million December 2009 offering). The proposed class actions allege various misrepresentations on the part of Sino-Forest and the other defendants regarding Sino-Forest’s revenue and ownership of timberlands in China, including representations made in the prospectus for the public offerings. The proposed class actions were temporarily stayed as a result of Sino-Forest obtaining protection under the Companies’ Creditors Arrangement Act.

Mortgage prepayment class actions:

Jordan v. CIBC Mortgages Inc.

Lamarre v. CIBC Mortgages Inc.

Sherry v. CIBC Mortgages Inc.

In 2011, three proposed class actions were filed in the Superior Courts of Ontario, Quebec and British Columbia against CIBC Mortgages Inc. The representative plaintiffs allege that since 2005 CIBC Mortgages Inc. wrongfully charged or overcharged mortgage prepayment penalties and that the calculation clauses in the mortgage contract that provide for discretion in applying the prepayment penalties are void and unenforceable at law. No date has been scheduled for the certification motions.

The following table presents changes in the provision:

$ millions, for the year ended October 31	2012	2011
Balance at beginning of year	$43	$43
Additional new provisions recognized	6	24
Less:
Amounts incurred and charged against existing provisions	(4)	(10)
Unused amounts reversed	(1)	(14)
Balance at end of year	$44	$43

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Note 24	Concentration of credit risk

Concentration of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political, or other conditions.

The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:

Credit exposure by country of ultimate risk

$ millions, as at				Oct. 31 2012				Oct. 31 2011				Nov. 1 2010
	Canada	U.S.	Other countries	Total	Canada	U.S.	Other countries	Total	Canada	U.S.	Other countries	Total
On-balance sheet
Major assets (1)(2)(3)	$315,937	$34,796	$27,573	$378,306	$309,920	$29,283	$30,392	$369,595	$290,628	$29,343	$44,218	$364,189
Off-balance sheet
Credit-related arrangements
Lines of credit
Financial institutions	$6,390	$1,002	$313	$7,705	$6,401	$1,385	$255	$8,041	$6,692	$1,136	$655	$8,483
Governments	4,128	6	–	4,134	3,971	12	–	3,983	4,281	3	–	4,284
Retail	97,412	–	3	97,415	96,041	–	65	96,106	92,601	–	–	92,601
Other	35,071	5,200	2,621	42,892	29,113	4,123	1,245	34,481	24,263	3,026	3,038	30,327
	143,001	6,208	2,937	152,146	135,526	5,520	1,565	142,611	127,837	4,165	3,693	135,695
Other credit-related arrangements
Financial institutions	14,704	237	1,994	16,935	10,642	407	993	12,042	10,893	1,863	1,023	13,779
Governments	824	29	43	896	656	24	159	839	125	–	5	130
Other	5,151	477	249	5,877	4,650	271	169	5,090	4,155	215	465	4,835
	20,679	743	2,286	23,708	15,948	702	1,321	17,971	15,173	2,078	1,493	18,744
	$163,680	$6,951	$5,223	$175,854	$151,474	$6,222	$2,886	$160,582	$143,010	$6,243	$5,186	$154,439
Derivative instruments (4)
By counterparty type
Financial institutions (5)	$5,768	$10,451	$5,154	$21,373	$7,445	$9,774	$5,844	$23,063	$5,863	$5,528	$9,008	$20,399
Governments	4,045	6	–	4,051	3,570	–	–	3,570	2,664	–	–	2,664
Other	1,135	83	152	1,370	1,062	37	200	1,299	1,117	197	44	1,358
	10,948	10,540	5,306	26,794	12,077	9,811	6,044	27,932	9,644	5,725	9,052	24,421
Less: effect of master netting agreements	(8,554)	(7,392)	(4,124)	(20,070)	(9,511)	(6,782)	(4,430)	(20,723)	(7,001)	(4,063)	(5,889)	(16,953)
Total derivative instruments	$2,394	$3,148	$1,182	$6,724	$2,566	$3,029	$1,614	$7,209	$2,643	$1,662	$3,163	$7,468

(1)	Major assets consist of cash and deposits with banks, loans and acceptances net of allowance for credit losses, securities, securities borrowed or purchased under resale agreements, and derivative instruments.

(2)	Includes Canadian currency of $320.1 billion (October 31, 2011: $314.1 billion; November 1, 2010: $301.7 billion) and foreign currencies of $58.2 billion (October 31, 2011: $55.5 billion; November 1, 2010: $62.5 billion).

(3)	Includes loans and acceptances, net of allowance for credit losses, totalling $252.7 billion (October 31, 2011: $248.4 billion; November 1, 2010: $237.2 billion). No industry or foreign jurisdiction accounts for more than 10% of this amount.

(4)	Also included in the on-balance sheet major assets in the table.

(5)	Includes positive fair value (net of CVA) of $269 million (October 31, 2011: $477 million; November 1, 2010: $732 million) on notional amounts of $6.5 billion (October 31, 2011: $7.2 billion; November 1, 2010: $13.4 billion) with financial guarantors.

In addition, client securities lending activities of a joint venture which CIBC has with The Bank of New York Mellon totalled: $48.1 billion as at October 31, 2012, of which $31.8 billion was in Canada, $5.7 billion was in the U.S. and $10.6 billion was in other countries; $46.3 billion as at October 31, 2011 of which $30.0 billion was in Canada, $4.4 billion was in the U.S. and $11.9 billion was in other countries; and $45.0 billion as at November 1, 2010 of which $30.0 billion was in Canada, $5.5 billion was in the U.S. and $9.5 billion was in other countries.

See shaded sections in “MD&A – Management of risk” for a detailed discussion on our credit risk.

Note 25	Related-party transactions

In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to non-related parties. Related parties include key management personnel(1) and their affiliates(2), and entities which are controlled, jointly controlled or significantly influenced, or for which significant voting power is held, by key management personnel or their affiliates. Related parties also include associated companies and joint ventures accounted for under the equity-method, and post-employment benefit plans for CIBC employees. Loans to these related parties are made in the ordinary course of business and on substantially the same terms, as for comparable transactions with third-party counterparties. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers which is the same offer extended to all employees of the bank.

Key management personnel and their affiliates

As at October 31, 2012, loans(3) to directors and their affiliates totalled $43 million (October 31, 2011: $64 million; November 1, 2010: $23 million), letters of credit and guarantees totalled nil (October 31, 2011: $5 million; November 1, 2010: $8 million), and the undrawn credit commitments(4) totalled $32 million (October 31, 2011: $462 million; November 1, 2010: $392 million).

152	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

As at October 31, 2012, loans to senior officers and their affiliates totalled $207 million (October 31, 2011: $41 million; November 1, 2010: $10 million), letters of credit and guarantees totalled $155 million (October 31, 2011: $148 million; November 1, 2010: $75 million), and the undrawn credit commitments totalled $631 million (October 31, 2011: $240 million; November 1, 2010: $69 million).

These outstanding balances are unsecured and we have no provision for credit losses relating to these amounts for the years ended October 31, 2012 and 2011.

(1)	Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board of Directors (referred to as Directors); and Senior Executive Team (SET) and certain named officers per the Bank Act (collectively referred to as Senior officers). Board members who are also SET members are included as senior officers.

(2)	Affiliates include spouses, children under 18, and supported family members (dependants) of directors and senior officers. The term also includes entities over which directors, senior officers, and their dependants have significant influence. Significant influence can be exerted by one or more of these factors: greater than 10% voting interest; entities in which they have a management contract; entities in which they have positions of management authority/senior positions; entities in which they are a general partner; trusts in which they are trustees or substantial beneficiaries.

(3)	Comprises nil (October 31, 2011: $1 million; November 1, 2010: $1 million) related to directors and their dependants and $43 million (October 31, 2011: $63 million; November 1, 2010: $22 million) related to entities over which directors and their dependants have significant influence.

(4)	Comprises $1 million (October 31, 2011: $1 million; November 1, 2010: $1 million) related to directors and their dependants and $31 million (October 31, 2011: $461 million; November 1, 2010: $391 million) related to entities over which directors and their dependants have significant influence.

Compensation of key management personnel

$ millions, for the year ended October 31		2012		2011
	Directors	Senior officers	Directors	Senior officers
Short-term benefits (1)	$1	$24	$1	$24
Post-employment benefits	–	2	–	3
Share-based benefits (2)	3	25	2	25
Termination benefits	–	1	–	10
Total compensation	$4	$52	$3	$62

(1)	Comprises salaries, statutory and non-statutory benefits, and pension expenses related to senior officers and fees related to directors recognized during the year. Also includes annual incentive plan payments related to senior officers on a cash basis.

(2)	Comprises grant-date fair values of awards granted in the year.

Refer to the following Notes for additional details on related-party transactions:

Share-based payment plans

See Note 18 for details of these plans offered to directors and senior officers.

Post-employment benefit plans

See Note 19 for related-party transactions between CIBC and the post-employment benefit plans.

Equity-accounted joint ventures and associates

See Note 26 for details of our equity-accounted joint ventures and associates.

Note 26	Investments in equity-accounted joint ventures and associates

Joint ventures

CIBC is a 50/50 joint venture partner with The Bank of New York Mellon in two joint ventures: CIBC Mellon Trust Company and CIBC Mellon Global Securities Services Company, which provide trust and asset servicing, both in Canada. As at October 31, 2012, the carrying value of our investments in the joint ventures was $267 million (October 31, 2011: $266 million; November 1, 2010: $197 million), which was included in Corporate and Other.

There were no loans outstanding as at October 31, 2012 and 2011 and November 1, 2010 to the joint ventures. Undrawn credit commitments to the joint ventures totalled $100 million as at October 31, 2012 and 2011 and November 1, 2010. CIBC, The Bank of New York Mellon, and CIBC Mellon have, jointly and severally, provided indemnity to customers of the joint ventures in respect of securities lending transactions. See Note 22 for additional details on securities lending transactions.

The following table provides the summarized aggregate financial information related to CIBC’s proportionate interest in the equity-accounted joint ventures:

$ millions, as at or for the year ended October 31	2012	2011
Assets	$3,485	$2,903
Liabilities	3,227	2,642
Revenue	165	211
Net income	53	84

Associates

As at October 31, 2012, the total carrying value of our investments was $1,368 million (October 31, 2011: $1,128 million; November 1, 2010: $298 million). These comprised investments in: listed associates with a carrying value of $336 million (October 31, 2011: $135 million; November 1, 2010: $133 million) and a fair value of $310 million (October 31, 2011: $131 million; November 1, 2010: $148 million); and unlisted associates with a carrying value of $1,032 million (October 31, 2011: $993 million; November 1, 2010: $165 million) and a fair value of $1,082 million (October 31, 2011: $1,040 million; November 1, 2010: $176 million). Of our total investment in associates, $890 million (October 31, 2011: $851 million; November 1, 2010: nil) was included in Wealth Management, $318 million (October 31, 2011: $139 million; November 1, 2010: $167 million) in Wholesale Banking, and $160 million (October 31, 2011: $138 million; November 1, 2010: $131 million) in Corporate and Other.

CIBC 2012 ANNUAL REPORT	153

Consolidated financial statements

As at October 31, 2012, loans to associates totalled $352 million (October 31, 2011: $561 million; November 1, 2010: $159 million) and unutilized credit commitments totalled $28 million (October 31, 2011: $248 million; November 1, 2010: $332 million). We also had commitments to invest up to $4 million (October 31, 2011: $196 million; November 1, 2010: $8 million) in our associates.

There was no unrecognized share of losses of any associate, either for the year or cumulatively. In 2012 and 2011, none of our associates experienced any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in the significant equity-accounted associates:

$ millions, as at or for the year ended October 31	2012	2011
Assets	$2,892	$2,301
Liabilities	2,250	1,842
Revenue	693	137
Net income	107	27

Note 27	Significant subsidiaries

The following is a list of significant subsidiaries in which CIBC, either directly or indirectly, owns 100% of the voting shares, except where noted.

$ millions, as at October 31, 2012

Subsidiary name (1)	Address of head or principal office	Book value of shares owned by CIBC and other subsidiaries of CIBC	(2)
CIBC Asset Management Holdings Inc.	Toronto, Ontario, Canada	286
CIBC Asset Management Inc.	Toronto, Ontario, Canada
CIBC BA Limited	Toronto, Ontario, Canada	–	(3)
CIBC Global Asset Management Inc.	Montreal, Quebec, Canada	301
CIBC Private Investment Counsel Inc.	Toronto, Ontario, Canada
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Mississauga, Ontario, Canada	23
CIBC Mortgages Inc.	Toronto, Ontario, Canada	230
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	411
CIBC World Markets Inc.	Toronto, Ontario, Canada	343
CIBC WM Real Estate Ltd.	Toronto, Ontario, Canada
CIBC WM Real Estate (Quebec) Ltd.	Montreal, Quebec, Canada
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada
CIBC Delaware Holdings Inc.	New York, NY, U.S.
CIBC World Markets Holdings Inc.	New York, NY, U.S.
CIBC World Markets Corp.	New York, NY, U.S.
Canadian Imperial Holdings Inc.	New York, NY, U.S.
CIBC Inc.	New York, NY, U.S.
CIBC Capital Corporation	New York, NY, U.S.
CIBC Delaware Funding Corp.	New York, NY, U.S.
INTRIA Items Inc.	Mississauga, Ontario, Canada	100
CIBC Holdings (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	3,822
CIBC Investments (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC Bank and Trust Company (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
CIBC Trust Company (Bahamas) Limited (91.7%)	Nassau, The Bahamas
FirstCaribbean International Bank (Bahamas) Limited (87.3%)	Nassau, The Bahamas
FirstCaribbean International Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank (Jamaica) Limited (90.8%)	Kingston, Jamaica
FirstCaribbean International Bank (Trinidad and Tobago) Limited (91.7%)	Maraval, Port of Spain, Trinidad & Tobago
FirstCaribbean International Wealth Management Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC International (Barbados) Inc.	Warrens, St. Michael, Barbados
CIBC Offshore Banking Services Corporation	Warrens, St. Michael, Barbados
CIBC Reinsurance Company Limited	Warrens, St. Michael, Barbados
CIBC World Markets Securities Ireland Limited	Co. Meath, Ireland
CIBC World Markets plc	London, England, U.K.	487
CIBC World Markets (Japan) Inc.	Tokyo, Japan	51
CIBC Australia Ltd.	Sydney, New South Wales, Australia	23

(1)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for CIBC World Markets (Japan) Inc., which was incorporated in Barbados; CIBC Delaware Holdings Inc., CIBC World Markets Holdings Inc., CIBC World Markets Corp., Canadian Imperial Holdings Inc., CIBC Inc., CIBC Capital Corporation and CIBC Delaware Funding Corp., which were incorporated or organized under the laws of the State of Delaware, U.S.

(2)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares. These amounts are eliminated upon consolidation.

(3)	The book value of shares owned by CIBC is less than $1 million.

In addition, we consolidate certain SPEs where we have control. See Note 6 for additional details.

154	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Note 28	Segmented and geographic information

CIBC has three SBUs: Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by Corporate and Other.

Retail and Business Banking provides clients across Canada with financial advice, products and services through a strong team of advisors and over 1,100 branches, as well as our ABMs, mobile sales force, telephone banking, online and mobile banking.

Wealth Management provides relationship-based advisory services and an extensive suite of leading investment solutions to meet the needs of institutional, retail and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through nearly 1,500 advisors across Canada.

Wholesale Banking provides a wide range of credit, capital markets, investment banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

Corporate and Other includes the six functional groups – Technology and Operations; Corporate Development; Finance; Treasury; Administration; and Risk Management – that support CIBC’s SBUs. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean; strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited; and other income statement and balance sheet items not directly attributable to the business lines.

Business unit allocations

Treasury activities impact the reported financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our customer-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The majority of the revenue from these Treasury activities is then allocated to the Other line of business within relevant SBUs. Treasury also allocates capital to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unallocated capital remain in Corporate and Other. We review our transfer pricing and treasury allocation methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices. The nature of transfer pricing and treasury allocation methodologies is such that the presentation of certain line items in segmented results is different compared to consolidated CIBC results.

To measure and report the results of operations of the lines of business within our Retail and Business Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the lines of business and SBUs. Periodically, the sales and trailer commission rates paid to customer segments for certain products are revised and applied prospectively.

Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria. Revenue, expenses, and other balance sheet resources related to certain activities are fully allocated to the lines of business within the SBUs.

The individual allowances and related provisions are reported in the respective SBUs. The collective allowances and related provisions are reported in Corporate and Other except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs. All allowances and related provisions for CIBC FirstCaribbean are reported in Corporate and Other.

Changes made to our business segments

2012

Revenue, taxable equivalent basis

SBUs evaluate revenue on a taxable equivalent basis. In order to arrive at the TEB amount, the SBUs gross up tax-exempt revenue on certain securities to a TEB basis, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue. Simultaneously, an equivalent amount is booked as an income tax expense resulting in no impact on net income of the SBUs. This measure enables comparability of revenue arising from both taxable and tax-exempt sources. The total TEB adjustments of the SBUs are offset in revenue and income tax expense in Corporate and Other. Prior year information has been reclassified accordingly.

FirstLine mortgages

Effective July 31, 2012, CIBC stopped accepting new mortgage applications through the FirstLine mortgages brand. Accordingly, the revenue of the exited FirstLine broker channel has been retroactively reclassified from Personal banking to Other within Retail and Business Banking.

2011

On March 28, 2011, we announced a new organizational structure to build on the progress of implementing our business strategy and delivering strong financial performance. Accordingly, wealth management and international banking operations (CIBC FirstCaribbean) were reported separately from CIBC Retail Markets and included in the newly created Wealth Management SBU and Corporate and Other, respectively. Following these changes, CIBC Retail Markets which includes the remaining businesses was renamed Retail and Business Banking.

In the third quarter, we realigned certain items from Other to Capital markets and Corporate and investment banking business lines within Wholesale Banking to better reflect the nature and management of the activities.

CIBC 2012 ANNUAL REPORT	155

Consolidated financial statements

Results by reporting segments and geographic areas

$ millions, for the year ended October 31		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total	Canada(1)	U.S.(1)	Caribbean(1)	Other countries(1)
2012	Net interest income (2)	$5,791	$187	$1,318	$198	$7,494	$6,742	$202	$474	$76
	Non-interest income	2,069	1,783	740	463	5,055	4,122	255	506	172
	Intersegment revenue (3)	294	(296)	2	–	–	n/a	n/a	n/a	n/a
	Total revenue	8,154	1,674	2,060	661	12,549	10,864	457	980	248
	Provision for (reversal of) credit losses	1,080	–	142	69	1,291	997	177	118	(1)
	Amortization (4)	89	8	3	257	357	287	23	40	7
	Other non-interest expenses	3,970	1,224	1,112	552	6,858	6,139	231	338	150
	Income before income taxes	3,015	442	803	(217)	4,043	3,441	26	484	92
	Income taxes (2)	729	103	190	(318)	704	664	(24)	39	25
	Net income	$2,286	$339	$613	$101	$3,339	$2,777	$50	$445	$67
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$8	$8	$–	$–	$8	$–
	Equity shareholders	$2,286	$339	$613	$93	$3,331	$2,777	$50	$437	$67
	Average assets (5)	$253,244	$4,035	$117,914	$22,189	$397,382	$356,515	$14,139	$20,328	$6,400
2011	Net interest income (2)	$5,625	$179	$898	$360	$7,062	$6,348	$200	$438	$76
	Non-interest income	2,137	1,740	1,160	336	5,373	4,147	458	574	194
	Intersegment revenue (3)	283	(283)	–	–	–	n/a	n/a	n/a	n/a
	Total revenue	8,045	1,636	2,058	696	12,435	10,495	658	1,012	270
	Provision for (reversal of) credit losses	1,096	4	47	(3)	1,144	1,013	19	93	19
	Amortization (4)	83	7	3	463	556	281	22	245	8
	Other non-interest expenses	3,951	1,234	1,215	530	6,930	6,161	274	347	148
	Income before income taxes	2,915	391	793	(294)	3,805	3,040	343	327	95
	Income taxes (2)	731	112	250	(166)	927	720	138	44	25
	Net income (loss)	$2,184	$279	$543	$(128)	$2,878	$2,320	$205	$283	$70
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$1	$10	$11	$–	$1	$10	$–
	Equity shareholders	$2,184	$279	$542	$(138)	$2,867	$2,320	$204	$273	$70
	Average assets (5)	$256,362	$3,352	$110,612	$24,201	$394,527	$339,245	$22,756	$19,332	$13,194

(1)	Net income and average assets are allocated based on the geographical location where they are recorded.

(2)	Wholesale Banking net interest income and income tax expense includes a TEB adjustment of $281 million (2011: $189 million) with an equivalent offset in Corporate and Other.

(3)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.

(4)	Comprises amortization of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets. In addition, 2011 includes impairment loss on goodwill.

(5)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

n/a	Not applicable.

The following table provides a breakdown of revenue from our reporting segments:

$ millions, for the year ended October 31	2012	2011
Retail and Business Banking
Personal banking	$6,309	$6,270
Business banking	1,501	1,411
Other	344	364
	$8,154	$8,045
Wealth Management
Retail brokerage	$1,014	$1,082
Asset management	560	456
Private wealth management	100	98
	$1,674	$1,636
Wholesale Banking (1)
Capital markets	$1,195	$1,099
Corporate and investment banking	801	948
Other	64	11
	$2,060	$2,058
Corporate and Other (1)
International banking	$582	$566
Other	79	130
	$661	$696

(1)	Wholesale Banking revenue includes a TEB adjustment of $281 million (2011: $189 million) with an equivalent offset in Corporate and Other.

156	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Note 29	Financial instruments – disclosures

Certain disclosures required by IFRS 7 are provided in the shaded sections of the “MD&A – Management of risk”, as permitted by IFRS. The following table provides a cross referencing of those disclosures to the MD&A.

Description	Section
For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risks and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral.	Risk overview
Credit risk
Market risk
Liquidity risk
Operational risk
Reputation and legal risk
Regulatory risk
Credit risk – gross exposure to credit risk, credit quality and concentration of exposures.	Credit risk
Market risk – trading portfolios – Value-at-Risk (VaR); non-trading portfolios – interest rate risk, foreign exchange risk and equity risk.	Market risk
Liquidity risk – liquid assets, maturity of financial assets and liabilities, and credit and liquidity commitments.	Liquidity risk

We have provided quantitative disclosures related to credit risk consistent with Basel II guidelines in the “Credit risk” section of MD&A, which require entities to disclose their exposures based on how they manage their business and risks. The table below sets out the categories of the drawn exposure to credit risk under advanced internal ratings-based (AIRB) and standardized approaches, displayed in both accounting categories and Basel II portfolios.

$ millions as at
	Accounting categories	Basel II portfolios
		Corporate	Sovereign	Bank	Real estate secured personal lending	Qualifying revolving retail	Other retail
Oct. 31 2012	Non-interest-bearing deposits with banks	$17	$631	$869	$–	$–	$–
	Interest-bearing deposits with banks	–	–	2,068	–	–	–
	Securities
	Trading	15	515	–	–	–	–
	AFS	2,148	16,281	3,865	–	–	–
	FVO	–	134	–	–	–	–
	Loans and acceptances
	Residential mortgages	625	1,629	–	146,696	–	–
	Personal	206	–	–	20,969	7,588	6,509
	Credit card	–	–	–	–	13,725	1,549
	Business and government	44,000	3,148	632	–	–	1,855
	Other assets	273	1,198	4,277	–	–	37
	Total credit exposure	$47,284	$23,536	$11,711	$167,665	$21,313	$9,950
Oct. 31 2011	Non-interest-bearing deposits with banks	$3	$–	$418	$–	$–	$–
	Interest-bearing deposits with banks	–	559	2,596	–	–	–
	Securities
	Trading	65	143	–	–	–	–
	AFS	2,885	17,183	5,490	–	–	–
	FVO	158	108	–	–	–	–
	Loans and acceptances
	Residential mortgages	582	1,514	–	146,199	–	–
	Personal	214	–	–	20,640	7,242	6,756
	Credit card	–	–	–	–	14,052	1,751
	Business and government	38,834	3,137	693	–	–	1,984
	Other assets	270	456	4,609	88	44	13
	Total credit exposure	$43,011	$23,100	$13,806	$166,927	$21,338	$10,504
Nov. 1 2010	Non-interest-bearing deposits with banks	$–	$231	$632	$–	$–	$–
	Interest-bearing deposits with banks	10	2,688	5,876	–	–	–
	Securities
	Trading	2	1,762	–	–	–	–
	AFS	1,120	17,691	3,692	–	–	–
	FVO	105	367	133	–	–	–
	Loans and acceptances
	Residential mortgages	827	1,382	–	139,106	–	–
	Personal	210	–	6	20,292	6,757	7,036
	Credit card	–	–	–	–	13,948	1,969
	Business and government	33,450	2,206	807	–	–	1,961
	Other assets	220	567	5,233	133	38	26
	Total credit exposure	$35,944	$26,894	$16,379	$159,531	$20,743	$10,992

CIBC 2012 ANNUAL REPORT	157

Consolidated financial statements

Note 30	Interest income and expense

The table below provides the consolidated interest income and expense for both product and accounting categories. The consolidated amounts shown are reported before any interest income and expense associated with funding these assets and liabilities.

$ millions, for the year ended October 31		Amortized cost	Trading	AFS	FVO	Total
2012	Interest income
	Loans	$10,016	$4	$–	$–	$10,020
	Securities	–	1,271	409	10	1,690
	Securities borrowed or purchased under resale agreements	323	–	–	–	323
	Deposits with banks	42	–	–	–	42
		$10,381	$1,275	$409	$10	$12,075
	Interest expense
	Deposits	$3,618	$–	$–	$12	$3,630
	Securities sold short	–	333	–	–	333
	Securities lent or sold under repurchase agreements	156	–	–	–	156
	Subordinated indebtedness	208	–	–	–	208
	Capital Trust securities	144	–	–	–	144
	Other	110	–	–	–	110
		$4,236	$333	$–	$12	$4,581
2011(1)	Interest income
	Loans	$10,182	$2	$–	$–	$10,184
	Securities	–	981	421	19	1,421
	Securities borrowed or purchased under resale agreements	365	–	–	–	365
	Deposits with banks	63	–	–	–	63
		$10,610	$983	$421	$19	$12,033
	Interest expense
	Deposits	$3,828	$–	$–	$15	$3,843
	Securities sold short	–	388	–	–	388
	Securities lent or sold under repurchase agreements	264	–	–	–	264
	Subordinated indebtedness	215	–	–	–	215
	Capital Trust securities	142	–	–	–	142
	Other	119	–	–	–	119
		$4,568	$388	$–	$15	$4,971

(1)	Certain information has been reclassified to conform to the presentation in the current year.

Note 31	Transition to International Financial Reporting Standards

Canadian publicly accountable enterprises are required to adopt IFRS for annual periods beginning on or after January 1, 2011. Our audited consolidated financial statements for the year ended October 31, 2012 are the first annual financial statements that comply with IFRS, including the application of IFRS 1.

IFRS 1 requires that comparative financial information be provided. As a result, the first day at which we applied IFRS was as at November 1, 2010 (the Transition Date), and our consolidated opening IFRS balance sheet was prepared as at this date.

We have retrospectively applied our IFRS accounting policies in the preparation of our opening IFRS consolidated balance sheet as at November 1, 2010 and in the restatement of the 2011 comparative information, except where the applicable IFRS 1 optional exemptions and mandatory exceptions from retrospective application of IFRS have been applied, as described in Section A of this Note.

Prior to the adoption of IFRS, our consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). IFRS 1 requires us to explain how the transition from Canadian GAAP to IFRS affects our consolidated balance sheet, and consolidated statements of income, comprehensive income and cash flows and requires a reconciliation of our equity and total comprehensive income previously reported under Canadian GAAP to IFRS. This Note includes the reconciliations from Canadian GAAP to IFRS for the consolidated balance sheet and total equity as at November 1, 2010 and October 31, 2011, and for the consolidated statements of income and comprehensive income for the year ended October 31, 2011. These reconciliations are based on the IFRS accounting policies, optional exemptions and mandatory exceptions that we have applied in our first annual IFRS consolidated financial statements.

The following sections are presented in this Note:

•	IFRS consolidated balance sheets and reconciliation to previously reported Canadian GAAP amounts
•	IFRS consolidated statements of income and comprehensive income and reconciliation to previously reported Canadian GAAP amounts
•	Section A – Exemptions and exceptions from retrospective application of IFRS
•	Section B – Differences in accounting policies
•	Section C – Other presentation reclassifications
•	Section D – Reconciliation of equity from Canadian GAAP to IFRS
•	Section E – Impact of IFRS on financial results of reporting segments
•	Section F – IFRS consolidated statements of income and comprehensive income and reconciliation to previously reported Canadian GAAP amounts for the three months ended October 31, 2011

158	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

IFRS consolidated balance sheets and reconciliation to previously reported Canadian GAAP amounts

(i) Opening consolidated balance sheet as at November 1, 2010

$ millions	Canadian GAAP	IFRS adjustments	IFRS	Note
ASSETS
Cash and non-interest-bearing deposits with banks	$2,190	$(373)	$1,817	C.2
Interest-bearing deposits with banks	9,862	(857)	9,005	B.3, B.6
Securities
Trading	28,557	517	29,074	A.8, B.2, B.3
Available-for-sale	26,621	(2,252)	24,369	A.5, A.8, B.2-B.4, B.6
Designated at fair value	22,430	(21,555)	875	A.5, A.8, B.2, B.4
	77,608	(23,290)	54,318
Cash collateral on securities borrowed	2,401	–	2,401
Securities purchased under resale agreements	34,941	(219)	34,722	B.6
Loans
Residential mortgages	93,568	49,716	143,284	A.8, B.2, B.3
Personal	34,335	–	34,335
Credit card	12,127	3,787	15,914	B.3, B.9
Business and government	38,582	(636)	37,946	A.8, B.2-B.4, B.6, B.8
Allowance for credit losses	(1,720)	(166)	(1,886)	A.8, B.3
	176,892	52,701	229,593
Other
Derivative instruments	24,682	18	24,700	A.8, B.2, B.3
Customers’ liability under acceptances	7,684	(51)	7,633	B.3
Land, buildings and equipment	1,660	(92)	1,568	B.6, B.7
Goodwill	1,913	(6)	1,907	B.6
Software and other intangible assets	609	(30)	579	B.6
Investments in equity-accounted associates and joint ventures	298	197	495	B.6
Other assets	11,300	(730)	10,570	Various
	48,146	(694)	47,452
	$352,040	$27,268	$379,308
LIABILITIES AND EQUITY
Deposits
Personal	$113,294	$–	$113,294
Business and government	127,759	(11,918)	115,841	A.8, B.2, B.3, B.6, C.3
Bank	5,618	–	5,618
Secured borrowings	–	43,518	43,518	A.8, B.2, B.3, C.3
	246,671	31,600	278,271
Obligations related to securities sold short	9,673	–	9,673
Cash collateral on securities lent	4,306	–	4,306
Capital Trust securities	–	1,600	1,600	B.3
Obligations related to securities sold under repurchase agreements	23,914	(3,263)	20,651	A.8, B.2
Other
Derivative instruments	26,489	(1,126)	25,363	A.8, B.2, B.3
Acceptances	7,684	(51)	7,633	B.3
Other liabilities	12,572	(333)	12,239	Various
	46,745	(1,510)	45,235
Subordinated indebtedness	4,773	–	4,773
Non-controlling interests	168	(168)	–	C.1
Equity (1)
Preferred shares	3,156	–	3,156
Common shares	6,804	–	6,804
Contributed surplus	96	2	98
Retained earnings	6,095	(1,938)	4,157
Accumulated other comprehensive income (loss)	(361)	777	416
Total shareholders’ equity	15,790	(1,159)	14,631
Non-controlling interests	–	168	168	C.1
Total equity	15,790	(991)	14,799
	$352,040	$27,268	$379,308

(1)	See Section D - Reconciliation of equity from Canadian GAAP to IFRS as at November 1, 2010.

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Consolidated financial statements

(ii) Consolidated balance sheet as at October 31, 2011

$ millions	Canadian GAAP	IFRS adjustments	IFRS	Note
ASSETS
Cash and non-interest-bearing deposits with banks	$1,855	$(374)	$1,481	C.2
Interest-bearing deposits with banks	4,442	(781)	3,661	B.3, B.6
Securities
Trading	32,797	(84)	32,713	B.3
Available-for-sale	29,212	(2,094)	27,118	A.5, A.8, B.2-B.4, B.6
Designated at fair value	20,064	(19,600)	464	A.5, A.8, B.2, B.4
	82,073	(21,778)	60,295
Cash collateral on securities borrowed	1,838	–	1,838
Securities purchased under resale agreements	26,002	(361)	25,641	B.6
Loans
Residential mortgages	99,603	50,906	150,509	A.8, B.2, B.3
Personal	34,842	–	34,842
Credit card	10,408	5,336	15,744	B.3, B.9
Business and government	41,812	(2,149)	39,663	A.8, B.2-B.4, B.6, B.8
Allowance for credit losses	(1,647)	(156)	(1,803)	A.8, B.3
	185,018	53,937	238,955
Other
Derivative instruments	28,259	11	28,270	A.8, B.2, B.3
Customers’ liability under acceptances	9,361	93	9,454	B.3, B.6
Land, buildings and equipment	1,676	(96)	1,580	B.6, B.7
Goodwill	1,894	(217)	1,677	B.6
Software and other intangible assets	654	(21)	633	B.6
Investments in equity-accounted associates and joint ventures	1,128	266	1,394	B.6
Other assets	9,499	(620)	8,879	Various
	52,471	(584)	51,887
	$353,699	$30,059	$383,758
LIABILITIES AND EQUITY
Deposits
Personal	$116,592	$–	$116,592
Business and government	134,636	(17,493)	117,143	A.8, B.2, B.3, B.6, C.3
Bank	4,181	(4)	4,177	B.2
Secured borrowings	–	51,308	51,308	A.8, B.2, B.3, C.3
	255,409	33,811	289,220
Obligations related to securities sold short	10,316	–	10,316
Cash collateral on securities lent	2,850	–	2,850
Capital Trust securities	–	1,594	1,594	B.3
Obligations related to securities sold under repurchase agreements	11,456	(2,892)	8,564	A.8, B.2
Other
Derivative instruments	29,807	(1,015)	28,792	A.8, B.2, B.3
Acceptances	9,396	93	9,489	B.3, B.6
Other liabilities	11,823	(119)	11,704	Various
	51,026	(1,041)	49,985
Subordinated indebtedness	5,138	–	5,138
Non-controlling interests	164	(164)	–	C.1
Equity(1)
Preferred shares	2,756	–	2,756
Common shares	7,376	–	7,376
Contributed surplus	90	3	93
Retained earnings	7,605	(2,148)	5,457
Accumulated other comprehensive income (loss)	(487)	732	245
Total shareholders’ equity	17,340	(1,413)	15,927
Non-controlling interests	–	164	164	C.1
Total equity	17,340	(1,249)	16,091
	$353,699	$30,059	$383,758

(1)	See Section D - Reconciliation of equity from Canadian GAAP to IFRS as at October 31, 2011.

160	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

IFRS consolidated statements of income and comprehensive income and reconciliation to previously reported Canadian GAAP amounts

(iii) For the year ended October 31, 2011

$ millions		Canadian GAAP	IFRS adjustments	IFRS	Note
Interest income
Loans		$7,708	$2,476	$10,184	B.2-B.4, B.6, B.8, B.10
Securities		1,963	(542)	1,421	B.2-B.4
Securities borrowed or purchased under resale agreements		365	–	365
Deposits with banks		63	–	63
		10,099	1,934	12,033
Interest expense
Deposits		2,645	1,198	3,843	B.2, B.3
Securities sold short		388	–	388
Securities lent or sold under repurchase agreements		297	(33)	264	B.2
Subordinated indebtedness		215	–	215
Capital Trust securities		142	–	142
Other		62	57	119	B.2, B.3, B.7
		3,749	1,222	4,971
Net interest income		6,350	712	7,062
Non-interest income
Underwriting and advisory fees		514	–	514
Deposit and payment fees		756	–	756
Credit fees		381	(2)	379	B.3
Card fees		99	510	609	B.3, B.9
Investment management and custodial fees		486	(75)	411	B.6
Mutual fund fees		849	–	849
Insurance fees, net of claims		320	–	320
Commissions on securities transactions		496	–	496
Trading income (loss)		2	42	44	B.2-B.4
AFS securities gains (losses), net		407	(10)	397	B.4
FVO gains (losses), net		(210)	203	(7)	B.2-B.4
Income from securitized assets		1,063	(1,063)	–	B.2, B.3
Foreign exchange other than trading		237	(33)	204	B.3, B.4, B.6
Income from equity-accounted associates and joint ventures		27	84	111	B.6
Other		472	(182)	290	B.2, B.3, B.6
		5,899	(526)	5,373
Total revenue		12,249	186	12,435
Provision for credit losses		841	303	1,144	B.3, B.4, B.10
Non-interest expenses
Employee compensation and benefits		4,163	(111)	4,052	B.1, B.5, B.6
Occupancy costs		664	3	667	B.6, B.7
Computer, software and office equipment		994	(5)	989	B.6
Communications		297	(1)	296	B.6
Advertising and business development		214	(1)	213	B.6
Professional fees		179	(1)	178	B.6
Business and capital taxes		38	–	38
Other		801	252	1,053	B.3, B.6, B.9, B.11, B.12
		7,350	136	7,486
Income before income taxes		4,058	(253)	3,805
Income taxes		969	(42)	927
Net income		$3,089	$(211)	$2,878
Net income attributable to non-controlling interests		$10	$1	$11
Preferred shareholders		$177	$–	$177
Common shareholders		2,902	(212)	2,690
Net income attributable to equity shareholders		$3,079	$(212)	$2,867
Earnings per share (in dollars)	– Basic	$7.32		$6.79
	– Diluted	7.31		6.71
Dividends per common share (in dollars)		3.51		3.51

CIBC 2012 ANNUAL REPORT	161

Consolidated financial statements

$ millions, for the year ended October 31, 2011	Canadian GAAP	IFRS adjustments	IFRS	Note
Net income	$3,089	$(211)	$2,878
Other comprehensive income, net of tax
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(92)	(9)	(101)	A.3
Net (gains) losses on investments in foreign operations reclassified to net income	41	(41)	–	A.3
Net gains (losses) on hedges of investments in foreign operations	13	–	13
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	(37)	37	–	A.3
	(75)	(13)	(88)
Net change in AFS securities
Net gains (losses) on AFS securities	110	72	182	B.2, B.4
Net (gains) losses on AFS securities reclassified to net income	(140)	(101)	(241)	B.4
	(30)	(29)	(59)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(37)	(3)	(40)	B.5
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	16	–	16
	(21)	(3)	(24)
Total OCI	(126)	(45)	(171)
Comprehensive income	$2,963	$(256)	$2,707
Comprehensive income attributable to non-controlling interests	$10	$1	$11
Preferred shareholders	$177	$–	$177
Common shareholders	2,776	(257)	2,519
Comprehensive income attributable to equity shareholders	$2,953	$(257)	$2,696

$ millions, for the year ended October 31, 2011	Canadian GAAP	IFRS adjustments	IFRS	Note
Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(1)	$–	$(1)	A.3
Net gains (losses) on hedges of investments in foreign operations	(2)	–	(2)
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	21	(21)	–	A.3
	18	(21)	(3)
Net change in AFS securities
Net gains (losses) on AFS securities	(29)	(53)	(82)	B.2, B.4
Net (gains) losses on AFS securities reclassified to net income	30	82	112	B.4
	1	29	30
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	13	1	14	B.5
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(4)	–	(4)
	9	1	10
	$28	$9	$37

162	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

A. Exemptions and exceptions from retrospective application of IFRS

Set forth below are the applicable IFRS 1 optional exemptions and mandatory exceptions from retrospective application of our IFRS accounting policies that have been applied in the preparation of the opening IFRS consolidated balance sheet and in the restatement of the 2011 comparative information.

IFRS optional exemptions

1.	Actuarial gains and losses for post-employment defined benefit plans – Retrospective application of the ‘corridor approach’ under IAS 19 “Employee Benefits” would require us to restate the accounting for our post-employment defined benefit plans, including unamortized actuarial gains and losses, from the inception or acquisition of the plans until the Transition Date as if IAS 19 had always been applied. However, IFRS 1 permits entities to instead recognize all unamortized actuarial gains and losses as at the Transition Date in opening retained earnings, except those related to subsidiaries that have applied IFRS in their own financial statements prior to their parent. We elected to apply this “fresh-start” election, which resulted in the recognition of $1,150 million of after-tax unamortized net actuarial losses on our defined benefit plans that existed under Canadian GAAP as at November 1, 2010 into retained earnings. This amount excludes the unamortized actuarial losses related to CIBC FirstCaribbean which adopted IFRS prior to CIBC. This transition adjustment, together with the other employee benefits IFRS adjustments (see Section B.1), resulted in a decrease in after-tax retained earnings of $1,080 million as at the Transition Date.

2.	Business combinations – IFRS 3 “Business Combinations” requires a greater use of fair value measurement in the accounting for business combinations, including the measurement of non-controlling interests and contingent consideration. IFRS 3 also requires the use of the closing date, rather than the announcement date, to measure share consideration. In addition, transaction costs and certain restructuring costs that were included in the purchase price and in the allocation of the purchase price, respectively, under Canadian GAAP, are required to be expensed under IFRS. If IFRS 3 was applied retrospectively, these differences would impact prior purchase price allocations and the amount of goodwill and intangible assets recognized on the consolidated balance sheet. However, IFRS 1 provides the option to: (i) apply IFRS 3 prospectively from the Transition Date, or (ii) apply IFRS 3 prospectively from a date earlier than the Transition Date, provided that IFRS 3 is applied consistently to all business combinations occurring between that date and the Transition Date. We elected to apply IFRS 3 prospectively from the Transition Date, and therefore business combinations that occurred prior to the Transition Date have not been restated under IFRS. Accordingly, any goodwill arising on such business combinations has not been adjusted from the carrying amount previously determined under Canadian GAAP. Notwithstanding this exemption, we were required at the Transition Date to evaluate whether the assets acquired and liabilities assumed in pre-Transition Date business combinations met the recognition criteria in the relevant IFRS, and whether there were any assets acquired or liabilities assumed in these business combinations that were not recognized under Canadian GAAP but for which recognition was required under IFRS. The requirements of IFRS were then applied to the assets acquired and liabilities assumed from the date of acquisition to the Transition Date. We applied these requirements, which resulted in no change to the Transition Date carrying amount of goodwill recognized in respect of business combinations that occurred prior to the Transition Date. In addition, under the ‘business combinations’ exemption, we tested the carrying amount of goodwill and indefinite-lived intangible assets for impairment as at the Transition Date and determined that there was no impairment at that date; however, an impairment loss was recognized in the year ended October 31, 2011 (see Section B.11 for further details).

3.	Cumulative foreign currency translation differences – Retrospective application of IAS 21 “The Effects of Changes in Foreign Exchange Rates” would require us to determine cumulative foreign currency translation gains and losses on an IFRS-compliant basis from the date that a subsidiary or equity-accounted investee was formed or acquired. However, IFRS 1 permits entities to elect to recognize the cumulative foreign currency translation adjustments account included in AOCI for foreign operations with a different functional currency from that of the parent, including accumulated gains or losses on hedges of net investments in such foreign operations, in retained earnings as at the Transition Date. We elected to apply this “fresh-start” election, which resulted in an after-tax decrease in retained earnings of $575 million as at the Transition Date, with an offsetting increase in AOCI.

4.	Borrowing costs – IAS 23 “Borrowing Costs” requires the capitalization of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. We define “substantial period of time” as greater than one year. However, IFRS 1 provides the option to apply IAS 23 prospectively from the Transition Date, rather than apply it retrospectively.
We elected to apply IAS 23 prospectively and therefore capitalize borrowing costs relating to qualifying assets for which the commencement date of the project is on or after the Transition Date.

5.	Classification of previously recognized financial instruments – Under certain circumstances, IFRS 1 permits an entity to designate as at the Transition Date a previously recognized financial asset or financial liability as FVO, or a previously recognized financial asset as AFS.
We elected to designate previously recognized loans and receivables with a Canadian GAAP carrying amount of $350 million as FVO upon transition to IFRS, which resulted in an after-tax decrease in retained earnings of $58 million as at the Transition Date. See Section B.4 for further details.

IFRS mandatory exceptions

IFRS 1 prohibits the retrospective application of some requirements of IFRS. Set forth below are the applicable mandatory exceptions under IFRS 1 that have been applied in the preparation of the opening IFRS consolidated balance sheet and in the restatement of the 2011 comparative information.

6.	Hedge accounting – In the opening IFRS consolidated balance sheet and in the restated 2011 comparative period, only those hedging relationships that satisfy the hedge accounting criteria in IAS 39 “Financial Instruments: Recognition and Measurement” are reflected. Hedging relationships have not been designated retrospectively and hedge documentation has not been created retrospectively. Since the hedge accounting relationships that were effective under Canadian GAAP also were effective under IAS 39 as at the Transition Date and in the restated 2011 comparative period, they are reflected as effective hedges in the opening IFRS consolidated balance sheet and in the restated 2011 comparative period. The opening IFRS consolidated balance sheet and restated 2011 comparative period also reflect cash flow hedges relating to hedges of share-based payments that are recognized over the performance and vesting period under IFRS but which were expensed in the performance period prior to the grant date under Canadian GAAP (see Section B.5). The 2011 comparative period also reflect fair value hedges designated with respect to certain securitized mortgages and related funding liabilities that are only recognized on the consolidated balance sheet under IFRS (see Section B.2).

7.	Estimates – Our estimates in accordance with IFRS as at the Transition Date and in the restated 2011 comparative period are consistent with estimates made at those dates in accordance with Canadian GAAP, with adjustments made only to reflect any differences in accounting policies. Additional estimates made under IFRS, that were not required under Canadian GAAP, were based on the information and conditions that existed as at those dates. Hindsight was not used to create or revise estimates.

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Consolidated financial statements

8.	Application of the derecognition requirements in IAS 39 – This mandatory exception permits transfers of financial assets that occurred before the Transition Date to be exempted from the derecognition requirements of IAS 39; however, it also provides an entity with the ability to apply the requirements retrospectively to a date of the entity’s choosing. However, OSFI requires that all regulated financial institutions apply the derecognition requirements retrospectively to transfers that occurred on or after January 1, 2004, with all transfers that occurred before that date being ‘grandfathered’.

B. Differences in accounting policies

In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the previous Canadian GAAP accounting policies and the IFRS accounting policies applied in preparing the opening IFRS consolidated balance sheet and in the restatement of the 2011 comparative information, and the impact thereof.

1. Employee benefits

Actuarial gains and losses for post-employment defined benefit plans

Canadian GAAP – Net actuarial gains and losses for post-employment defined benefit plans were recognized based on a corridor approach. The corridor was 10% of the greater of the accrued benefit obligation and the market-related value of plan assets, as determined at the beginning of the annual reporting period. Actuarial gains and losses that exceeded the corridor were amortized on a straight-line basis over the expected average remaining service life of covered employees. The market-related value of plan assets was determined using a methodology where the difference between the actual and expected market value of plan assets was recognized over three years.

IFRS – An entity has an accounting policy choice to recognize actuarial gains and losses for post-employment defined benefit plans based on the corridor approach, similar to Canadian GAAP, or either in net income or in OCI in the period in which they arise. We have elected to recognize net actuarial gains and losses for such plans that arise after the Transition Date based on the corridor approach. The corridor is 10% of the greater of the defined benefit obligation and the fair value of plan assets, as determined at the beginning of the annual reporting period. The net unrecognized actuarial gains and losses that exceed the corridor are amortized on a straight-line basis over the expected average remaining service life of employees participating in the plan. Net unrecognized actuarial losses that existed at the Transition Date were recognized through opening retained earnings for all of our defined benefit plans, except for the portion related to CIBC FirstCaribbean which had previously adopted IFRS (see Section A.1). As a result of the “fresh-start” election, the actuarial gains and losses that were recognized in net income in the 2011 comparative period under Canadian GAAP were reversed, except for the amortization of actuarial gains and losses related to CIBC FirstCaribbean.

Actuarial gains and losses for other long-term employee benefits

Canadian GAAP – Long-term disability plans and associated benefits were classified as post-employment defined benefit plans, and net actuarial gains and losses that exceeded 10% of the greater of the accrued benefit obligation and the market-related value of the plan assets were recognized on a straight-line basis over the expected average remaining service life of covered employees.

IFRS – Long-term disability plans and associated benefits are classified as other long-term employee benefits and net actuarial gains and losses for these benefits are recognized in net income in the period in which they arise. Actuarial gains and losses that arose in fiscal 2011 therefore were recognized in net income under IFRS, as compared to deferral and amortization using the corridor approach under Canadian GAAP.

Fair value of and expected return on plan assets

Canadian GAAP – The expected return on plan assets, which was recognized in net income, was based on our best estimate of the long-term expected rate of return on plan assets and the market-related value of plan assets at the beginning of the annual reporting period.

IFRS – The expected return on plan assets, which is recognized in net income, is based on our best estimate of the expected long-term rate of return on plan assets and the fair value of plan assets at the beginning of the annual reporting period.

Asset ceiling

Canadian GAAP – When plan assets exceeded the accrued benefit obligation of a funded defined benefit plan giving rise to a plan surplus, a valuation allowance was recognized for any excess of the surplus over the expected future economic benefit arising from the asset. The accrued benefit asset was presented net of the valuation allowance.

IFRS – Similar to Canadian GAAP, IAS 19 limits the recognition of a surplus to the expected future economic benefit arising from the asset (the ‘asset ceiling’). However, the IAS 19 methodology for calculating the expected future economic benefit differs from that under Canadian GAAP.

As a result of the more specific guidance in IAS 19, a lower valuation allowance was recognized for two pension plans as at the Transition Date, with a corresponding increase in retained earnings.

Past service costs (gains)

Canadian GAAP – Past service costs (gains) from plan amendments were amortized on a straight-line basis over the expected average remaining service period over which the employee became fully eligible for benefits.

IFRS – Past service costs (gains) from plan amendments are recognized in net income on a straight-line basis over the vesting period of the associated benefits, or, if the amended benefits vest immediately, the expense (gain) is recognized immediately in net income.

For unrecognized past service costs (gains) as at the Transition Date that related to vested benefits, an adjustment was recorded to recognize this amount with a corresponding adjustment in retained earnings.

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Consolidated financial statements

For unrecognized past service costs (gains) as at the Transition Date that related to unvested benefits, an adjustment was recorded to decrease the unrecognized amount to the amount that would have existed as at the Transition Date had the IFRS policy always been applied. As a result of the adjustments at the Transition Date to unrecognized past service costs (gains), lower amortization of past service costs (gains) was recognized under IFRS in the 2011 comparative period, resulting in a decrease in net income.

Attribution of cost for other post-employment benefits

Canadian GAAP – The attribution period for post-employment medical and dental benefits that vest upon age and consecutive years of service was the employee’s service life from the date of hire up to the date of full eligibility.

IFRS – The attribution period for such post-employment medical and dental benefits that do not necessarily accrue with service (i.e., that vest upon age and consecutive years of service) is from the date that service first leads to benefits under the plan up to the date of full eligibility. When the date that service first leads to benefits under the plan is later than the date of hire, this results in recognition of the obligation at a later date under IFRS and recognition of the obligation and expense over a shorter period than under Canadian GAAP. The difference in attribution of other post-employment benefits resulted in a decrease in the defined benefit obligation as at the Transition Date, with a corresponding increase in retained earnings.

As a result of the differences noted above and our “fresh-start” election discussed in Section A.1, the net impact was an increase in our net defined benefit liability and an after-tax decrease in retained earnings of $1,080 million as at the Transition Date ($1,006 million as at October 31, 2011). The increase in our net defined benefit liability as at the Transition Date was comprised of a decrease in Other assets of $936 million and an increase in Other liabilities of $144 million ($873 million decrease and $133 million increase as at October 31, 2011).

Compensation and benefits expense, within non-interest expenses, decreased by $104 million for the year ended October 31, 2011 ($74 million after-tax).

2. Securitized residential mortgages

Canadian GAAP – Securitizations, including transfers of financial assets to qualified special purpose entities (QSPEs), were accounted for as sales when we surrendered control of the transferred financial assets and received consideration other than beneficial interests in the transferred financial assets. The amount of the gain or loss recognized depended on the previous carrying amounts of the financial assets involved in the transfer, allocated between the assets sold and retained interests based on their relative fair values at the date of transfer. Government-guaranteed mortgage securitizations in which we retained all of the beneficial interests of the securitization were reclassified from Residential mortgage loans to MBS accounted for as FVO securities.

IFRS – Under IAS 39, the determination of whether a financial asset can be derecognized under a sale transaction is based on both the transfer of risks and rewards and control rather than just on whether the transferor has surrendered control. As a result, securitization transactions are more likely to be accounted for as secured borrowings than as sales. Additionally, a transferor is not permitted to reclassify financial instruments under government-guaranteed mortgage securitizations from loans to securities.

As discussed in Section A.8, we have applied the derecognition requirements of IAS 39 retrospectively to transfers that occurred on or after January 1, 2004. As at the Transition Date, this change in accounting for sold MBS and for MBS inventory resulted in an increase to consolidated assets, mainly to recognize residential mortgages, net of the elimination of the retained interest, and an increase to consolidated liabilities to recognize the associated funding liabilities in Deposits – Secured borrowings in respect of MBS sold. In addition, under IFRS, the creation of MBS is not an accounting event and therefore MBS held in inventory that were previously designated at FVO under Canadian GAAP are recognized as Residential mortgage loans and are measured at amortized cost under IFRS.

The increase (decrease) on the consolidated balance sheet as a result of the accounting for securitized residential mortgages was as follows:

$ millions, as at	2011 Oct. 31	2010 Nov. 1
Securities	$(20,684)	$(21,492)
Loans	50,249	48,854
Derivative instruments	(17)	(15)
Other assets	7	8
Total assets	$29,555	$27,355
Deposits	$33,664	$31,669
Obligation related to securities sold under repurchase agreements	(2,892)	(3,263)
Derivative instruments	(983)	(796)
Other liabilities	(42)	(90)
	29,747	27,520
Retained earnings	(164)	(131)
Accumulated other comprehensive income	(28)	(34)
Total liabilities and shareholders’ equity	$29,555	$27,355

As a result of the on-balance sheet accounting for residential mortgage pools underlying transferred MBS, we recognize interest income from residential mortgages and interest expense relating to the funding liabilities (secured borrowings), with a resulting net increase in net interest income. In addition, interest on the residential mortgages underlying the MBS inventory is classified in mortgage interest revenue instead of security interest revenue. The recognition of net interest income on the residential mortgages and funding liabilities are net of the amortization of the related origination costs and other amortized cost adjustments in accordance with the effective interest rate method.

Furthermore, the accounting for the following items previously recognized under Canadian GAAP is eliminated:

•	Securitization income within non-interest income that arose from: (i) the gain on sale from new transfers; and (ii) interest accretion and service revenue.
•	MTM of seller swaps relating to sold MBS and the MTM of the MBS inventory recognized in FVO income within non-interest income.

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Consolidated financial statements

The increase (decrease) in the consolidated statement of income as a result of the accounting for securitized residential mortgages was as follows:

$ millions, for the year ended October 31	2011
Interest income	$1,242
Interest expense	1,102
Net interest income	140
Non-interest income	(185)
Total revenue	(45)
Non-interest expenses	–
Net loss before income taxes	(45)
Income taxes	(12)
Net loss	$(33)

3. Consolidation

Canadian GAAP – We determined whether we should consolidate an entity using one of two different frameworks: the voting interest model or, when the entity was a variable interest entity (VIE), the VIE model. If an entity was not a VIE, the analysis of consolidation was based on whether we had control over the entity, being the continuing power to govern the financial and operating policies of the entity so as to obtain benefits from its activities and be exposed to related risks. Control was presumed to exist when we owned, directly or indirectly through subsidiaries, greater than 50% of the voting interests.

Under the VIE model, consolidation was based on an analysis of whether we were the primary beneficiary. The primary beneficiary was the enterprise that absorbed a majority of the VIE’s expected losses or received a majority of the VIE’s expected residual returns, or both. QSPEs were excluded from the scope of the VIE model and were exempted from consolidation under the voting interest model.

IFRS – Under IFRS, the requirements for consolidation are based on control under the voting interest model as set out in IAS 27 “Consolidated and Separate Financial Statements”. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefit from its activities. Control is presumed to exist when we own, directly or indirectly through subsidiaries, greater than 50% of an entity’s voting interests, but also exists when we own 50% or less of the voting interests but have legal or contractual rights that give rise to control, or de facto control.

IFRS does not have the concept of a VIE. However, IFRS has the concept of a SPE, which is an entity created to accomplish a narrow and well-defined objective. As many of the traditional indicators of control, as set out in IAS 27, are not present in a SPE, additional guidance is provided in SIC-12 “Consolidation – Special Purpose Entities” and the SPE is consolidated when the criteria in SIC-12 are met. Those criteria require that the SPE be consolidated when we have control in the form of decision-making powers over the SPE and have the rights to obtain the majority of the benefits of the SPE or are exposed to the majority of the residual or ownership risks related to the SPE.

Based on the SIC-12 criteria, we consolidated Capital Trust, which resulted in the derecognition of the senior deposit notes issued to Capital Trust, reported as Business and government deposits, and the recognition of the Capital Trust securities issued by Capital Trust as a liability, with no impact to retained earnings. Additionally, we deconsolidated certain other SPEs where the criteria of SIC-12 were not met.

Since IFRS does not have the concept of a QSPE, entities that are considered to be SPEs under IFRS are analyzed for consolidation under SIC-12. Under the SIC-12 criteria, entities that previously were QSPEs under Canadian GAAP are consolidated under IFRS, including Cards II and Broadway, which purchase interests in credit card receivables, and Crisp, which purchases interests in residential mortgages (collectively, the Trusts).

As at the Transition Date, the impact of the consolidation of additional entities resulted in an increase in consolidated assets of $3.8 billion ($4.1 billion as at October 31, 2011) and an increase in consolidated liabilities of $3.9 billion ($4.3 billion as at October 31, 2011), mainly associated with the commercial paper funding liabilities in Deposits – Secured borrowings, and an after-tax decrease in retained earnings of $128 million ($136 million as at October 31, 2011), and an $8 million after-tax decrease in AOCI ($7 million as at October 31, 2011).

The impact of deconsolidation of SPEs was a decrease in consolidated assets and liabilities of $819 million as at the Transition Date (nil as at October 31, 2011).

The cumulative increase (decrease) on the consolidated balance sheet as a result of the changes in consolidation accounting was as follows:

$ millions, as at	2011 Oct. 31	2010 Nov. 1
Cash and non-interest bearing deposits with banks	$1	$–
Interest-bearing deposits with banks	227	99
Securities	(265)	(1,319)
Loans	4,169	4,258
Derivative instruments	28	33
Customers’ liability under acceptances	(69)	(51)
Other assets	35	(48)
Total assets	$4,126	$2,972
Deposits	$4,437	$3,692
Derivative instruments	(32)	(330)
Acceptances	(69)	(51)
Other liabilities	(67)	(203)
	4,269	3,108
Retained earnings	(136)	(128)
Accumulated other comprehensive income	(7)	(8)
Total liabilities and shareholders’ equity	$4,126	$2,972

Under IFRS, we recognize interest income on credit card receivables and residential mortgages held in the Trusts and interest expense on the funding liabilities issued by the Trusts. We also recognize fees on the credit card accounts held in the Trusts as part of non-interest income, and we recognize the write-off of delinquent accounts as part of the provision for credit losses. This presentation differs from Canadian GAAP, under which we recognized these items in aggregate in securitization income within non-interest income. The impact on net income in 2011 is primarily due to changes in the collective

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allowance under IFRS (previously referred to as the general allowance under Canadian GAAP) on credit card receivables recognized on the consolidated balance sheet only under IFRS, which are included in the provision for credit losses.

The cumulative increase (decrease) in the consolidated statement of income from the differences in presentation was as follows:

$ millions, for the year ended October 31	2011
Interest income	$684
Interest expense	125
Net interest income	559
Non-interest income	(296)
Total revenue	263
Provision for credit losses	253
Non-interest expenses	22
Net loss before income taxes	(12)
Income taxes	(4)
Net loss	$(8)

4. Financial instruments: recognition and measurement

Measurement of private AFS equity instruments

Canadian GAAP – AFS equity instruments that do not have a quoted market price in an active market (e.g. investments in private companies) were measured at cost less accumulated impairment losses.

IFRS – Under IAS 39, AFS financial assets that do not have a quoted market price in an active market are measured at fair value, unless fair value cannot be reliably measured.

A $328 million adjustment was made to increase the carrying amount of AFS equity instruments to fair value as at the Transition Date ($257 million as at October 31, 2011), with a corresponding after-tax increase of $201 million in AOCI ($160 million as at October 31, 2011).

Foreign exchange gains and losses on AFS debt instruments

Canadian GAAP – Foreign exchange gains and losses attributable to AFS debt instruments were recognized in OCI.

IFRS – Foreign exchange gains and losses attributable to AFS debt instruments are recognized in net income under IAS 39. This difference resulted in a transfer of the related after-tax foreign exchange gains on these assets of $5 million from AOCI to retained earnings as at the Transition Date ($5 million as at October 31, 2011).

Foreign exchange impact of nil on these assets was recognized in net income rather than in OCI for the year ended October 31, 2011.

Impairment of AFS equity instruments

Canadian GAAP – We hold AFS equity investments that are subject to impairment assessments subsequent to initial recognition. Expected future recovery was a consideration in our assessment of an “other-than-temporary” impairment in the context of whether the decline in fair value of the investment was “significant or prolonged”. In addition, when an investment was determined to be impaired and its carrying amount was written down to its fair value, it became its new cost base and measurement basis for subsequent impairment assessments.

We also hold certain investment-grade perpetual preferred shares that were classified as AFS equity instruments, for which the impairment assessment was conducted under a debt impairment model in accordance with the Securities and Exchange Commission (SEC) guidance for perpetual preferred shares that are investment-grade. We did not recognize any impairment on our perpetual preferred shares.

IFRS – IAS 39 does not permit consideration of expected future recovery for the purpose of assessing impairment for AFS equity investments in the context of determining whether a decline in fair value is significant or prolonged. In addition, IAS 39 requires that, once an AFS equity instrument is impaired, any future decline in its fair value is recognized in net income. This resulted in incremental impairment charges of $14 million in retained earnings and an after-tax increase of $10 million in AOCI as at the Transition Date ($17 million and $12 million respectively as at October 31, 2011).

Due to the incremental impairment losses recognized under IFRS as at the Transition Date, the carrying amount of certain AFS equity instruments under IFRS was lower than the carrying amount under Canadian GAAP. As a result, when certain AFS equity investments were sold in 2011, a higher gain on sale was recognized under IFRS. In addition, for certain investments for which the fair value decreased further subsequent to the Transition Date, the impairment recognized under IFRS was lower than that recognized under Canadian GAAP. Also, due to differences in impairment testing, impairment losses were recognized under IFRS for certain investments where no such impairment losses were recognized under Canadian GAAP.

The impact of the above resulted in a decrease in pre-tax income of $4 million ($3 million after-tax) for the year ended October 31, 2011.

Also, an entity has an accounting policy choice under IFRS to use either the equity or debt impairment model for assessing impairment for investment-grade perpetual preferred shares classified as AFS. Once a policy choice is made, it should be followed consistently for all such investment-grade perpetual preferred shares. We elected to follow the equity impairment model for these shares. By applying the equity impairment model retrospectively, the “significant or prolonged” threshold was breached for certain AFS investment-grade perpetual preferred shares prior to the Transition Date, which resulted in an after-tax impairment charge of $36 million under IFRS that was recognized as a decrease in retained earnings as at the Transition Date, with a corresponding increase in AOCI ($36 million as at October 31, 2011).

Reclassification of financial instruments

Canadian GAAP – Prior to the amendments to Canadian Institute of Chartered Accountants (CICA) handbook section 3855 issued in July 2009, Canadian GAAP required all loans to be measured at amortized cost and explicitly precluded loans from being measured at fair value through profit or loss unless the loans were designated as FVO. As a result, we had classified certain leveraged loans that were originated prior to 2009 as loans and receivables measured at amortized cost, even though we had the near-term intention to sell them at initial recognition.

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IFRS – Under IAS 39, loans that an entity has an intention to sell in the near term at initial recognition are required to be classified as held-for-trading and measured at fair value through profit or loss. In addition, IAS 39 was amended in 2008 to allow reclassification of financial assets that were classified as trading into loans and receivables if certain criteria were met or, under “rare circumstances”, into AFS.

As a result of applying IAS 39 retrospectively to certain leveraged loans and applying the reclassification provisions in IAS 39, those leveraged loans continue to be classified as loans and receivables under IFRS. However, a transitional adjustment was required in respect of the period from initial recognition to July 1, 2008 when the loans would have been classified as trading under IFRS but were classified as loans and receivables and measured at amortized cost under Canadian GAAP. This adjustment, including the accretion that would have occurred prior to the Transition Date, resulted in a reduction of $38 million to the carrying amount of these loans with an after-tax decrease in retained earnings of $27 million as at the Transition Date ($17 million and $11 million respectively as at October 31, 2011).

This adjustment also resulted in an increase in pre-tax income of $21 million ($16 million after-tax) for the year ended October 31, 2011.

Furthermore, as discussed in Section A.5, in applying the IFRS 1 requirements and optional exemptions for previously recognized financial instruments, entities are required to apply the IAS 39 criteria for financial instruments classification in preparing the opening IFRS consolidated balance sheet. As a result, we reclassified certain financial instruments as at the Transition Date as follows:

Canadian GAAP		IFRS
Classification	Carrying value as at October 31, 2010	Classification	Carrying value as at November 1, 2010	After-tax retained earnings decrease as at November 1, 2010
FVO loans at fair value	$11	Trading loans at fair value	$11	$–
FVO loans at fair value	9	Loans and receivables at amortized cost	9	–
Loans and receivables at amortized cost	350	FVO securities at fair value	270	58
AFS securities at fair value	8	Loans and receivables at amortized cost	8	–
Trading securities at fair value	1	AFS securities at fair value	1	–

The above reclassifications decreased pre-tax income by $5 million ($3 million after-tax) for the year ended October 31, 2011.

5. Share-based payments

Period of recognition of expense

Canadian GAAP – The estimated grant-date fair value of share-based awards was recognized in their entirety in the year preceding the grant date if the award was for performance during that year.

IFRS – Under IFRS 2 “Share-based Payment”, for awards for which the service commencement date precedes the grant-date (e.g. the award includes a performance year preceding the grant-date), the grant date fair value is recognized over the period from the service commencement date (i.e. the beginning of the performance year preceding the grant-date) to the earlier of the vesting date and the employee’s retirement eligible date. For such awards, the compensation expense is recognized over a longer period under IFRS. Retention awards are recognized over the vesting period, consistent with the treatment under Canadian GAAP.

Forfeitures

Canadian GAAP – Forfeitures of awards due to the failure to satisfy service or non-market vesting conditions were recognized as incurred.

IFRS – The impact of forfeitures due to the failure to satisfy service or non-market vesting conditions is estimated initially at the grant date of the award (or at the service commencement date if earlier), and the forfeiture estimate is adjusted if subsequent information indicates that actual forfeitures are likely to differ from the initial estimate. As a result, the carrying amount of the liability for cash-settled awards is lower under IFRS as it reflects an estimate of forfeitures as at the reporting date.

As a result of the differences noted above, the net impact was a pre-tax decrease of $150 million in Other liabilities, with an offsetting after-tax increase of $103 million and $2 million in retained earnings and AOCI, respectively, and an after-tax increase in Contributed surplus of $2 million as at the Transition Date.

The net impact as at October 31, 2011 was a pre-tax decrease of $102 million in Other liabilities, an after-tax increase of $75 million and nil in retained earnings and AOCI, respectively, and an after-tax increase in Contributed surplus of $3 million.

Share-based payment expense increased by $37 million ($28 million after-tax) for the year ended October 31, 2011.

6. Joint venture accounting

Canadian GAAP – Interests in jointly-controlled entities were proportionately consolidated. Additionally, previous versions of Canadian GAAP required the amortization of goodwill including that recognized under joint venture agreements.

IFRS – Under IAS 31 “Interests in Joint Ventures”, interests in jointly-controlled entities may be accounted for using either proportionate consolidation or the equity method of accounting. We elected to apply the equity method for our jointly-controlled investments. The transition to the equity method resulted in a decrease in consolidated assets and liabilities of $2.2 billion ($2.5 billion as at October 31, 2011). In addition, due to our transition to the equity method under IFRS, amortization of goodwill previously recognized under proportionate consolidation was reversed, resulting in an after-tax increase of $6 million in retained earnings as at the Transition Date.

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The increase (decrease) on the consolidated balance sheet as a result of the equity accounting for joint ventures was as follows:

$ millions, as at	2011 Oct. 31	2010 Nov. 1
Interest-bearing deposits with banks	$(1,008)	$(956)
Securities	(1,276)	(1,061)
Securities purchased under resale agreements	(362)	(219)
Loans	(202)	(61)
Customers’ liability under acceptances	162	–
Land, buildings and equipment	(2)	(4)
Goodwill	(5)	(6)
Software and other intangible assets	(21)	(30)
Investments in equity-accounted associates and joint ventures	266	197
Other assets	(27)	(29)
Total assets	$(2,475)	$(2,169)
Deposits	$(2,696)	$(2,161)
Acceptances	162	–
Other liabilities	53	(14)
	(2,481)	(2,175)
Retained earnings	6	6
Total liabilities and shareholders’ equity	$(2,475)	$(2,169)

Application of the equity method of accounting for joint ventures had no impact on consolidated net income. However, the increase (decrease) in the consolidated statement of income as a result of the difference in presentation was as follows:

$ millions, for the year ended October 31	2011
Interest income	$(39)
Interest expense	1
Net interest income	(40)
Income in equity-accounted associates and joint ventures	84
Other non-interest income	(167)
Total revenue	(123)
Provision for credit losses	–
Non-interest expenses	(96)
Net loss before income taxes	(27)
Income taxes	(27)
Net income	$–

7. Finance leases

Canadian GAAP – Under Canadian GAAP, we were deemed to be the owner of land and building for a certain property, as well as the holder of the associated debt. We initially recognized the land and building at cost and recognized the initial carrying amount of the debt at the same amount as the land and building. In addition, as deemed owner, we depreciated the building over a period of 40 years, and no depreciation was recognized in respect of the land.

IFRS – Under IAS 17 “Leases”, we recognized an asset and a liability underlying a finance lease for the above noted property. The land and building and the corresponding liability are measured at the present value of the minimum lease payments, which is lower than the carrying amount of the land and building. This is because both the land and building are depreciated over the 30 year term of the lease. This resulted in an after-tax decrease in retained earnings of $17 million as at the Transition Date ($19 million as at October 31, 2011), reflecting higher cumulative depreciation expense under IFRS, which was partially offset by lower cumulative interest expense under IFRS.

For the year ended October 31, 2011, a $4 million decrease in pre-tax income was recognized ($2 million after-tax), which was comprised of additional depreciation expense of $8 million and a $4 million decrease in interest expense.

8. Leveraged leases

Canadian GAAP – Under Canadian GAAP, a change in the estimated timing of cash flows relating to income taxes resulted in a recalculation of the timing of income recognition from leveraged leases in accordance with EIC-46 “Leveraged Leases”.

IFRS – Our investments in leveraged leases are classified as loans and are measured at amortized cost using the effective interest method. Income is measured on a constant yield basis using the effective interest rate determined at the inception of the lease.

This resulted in an increase in Business and government loans of $37 million along with an after-tax increase in retained earnings of $20 million as at the Transition Date ($24 million increase and after-tax increase of $13 million, respectively, as at October 31, 2011).

Interest income and pre-tax income were reduced by $12 million ($7 million after-tax) for the year ended October 31, 2011.

9. Customer loyalty awards

Canadian GAAP – At the time customer loyalty awards under self-managed credit card reward programs were granted, the expected cost to fulfill award obligations were recognized as a liability and a reduction in related revenue. When the customer redeemed the award, the liability was reduced by the actual cost of the award.

For some of our credit cards, we provide our customers with loyalty awards at the time that they activate a new card. The cost of these awards was deferred and amortized.

IFRS – At the time that customer loyalty awards are granted under self-managed credit card reward programs, the estimated fair value of the awards expected to be redeemed is recognized as deferred revenue within Other liabilities. When we have satisfied our obligation related to the awards, the deferred revenue is recognized as revenue in net income, while the cost of our obligation is recognized as an expense, which has the impact of grossing up our revenue and expenses relative to Canadian GAAP.

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Loyalty awards granted at the time customers activate a new card are expensed under IFRS rather than being deferred and amortized.

The differences relating to loyalty awards resulted in an after-tax decrease in retained earnings of $6 million as at the Transition Date ($6 million as at October 31, 2011).

For the year ended October 31, 2011, revenues and expenses increased by $54 million and $54 million, respectively.

10. Loan loss accounting

Canadian GAAP – An impaired loan was measured at its estimated realizable value determined by discounting the expected future cash flows at the loan’s effective interest rate. The unwinding of the time value of money (discounting of future cash flows) could be recognized as either a credit to the provision or as interest income. We recognized the unwinding of the time value of money as a credit to the provision.

In addition, allowances for credit losses were classified as either specific allowances or general allowances. Specific allowances were recognized when impairment had been identified for loans that were either assessed individually or assessed collectively. General allowances were established for groups of loans where impairment was inherent but not specifically identified.

IFRS – Under IAS 39, an impaired loan is also measured at its estimated realizable value determined by discounting the expected future cash flows at the loan’s effective interest rate. However, under IFRS, the unwinding of the time value of money is recognized as interest income. This difference did not impact the opening IFRS consolidated balance sheet. For the year ended October 31, 2011, $48 million of the unwinding of time value of money was reclassified from Provision for credit losses to Interest income.

In addition, under IFRS, allowances for credit losses are classified as either individual allowances or collective allowances. For loans that are considered individually significant, the assessment of impairment is performed on an account-by-account basis and the resulting allowances, if any, are classified as individual allowances. Impairment is collectively assessed in two circumstances:

•	For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis; and
•	For groups of loans where each loan is considered to be not individually significant.

The difference in classification did not result in a transitional adjustment as at the Transition Date or in the 2011 comparative period. However, the Canadian GAAP category of general allowance for all loans has been re-characterized as collective allowance under IFRS, and the specific allowance for collectively assessed loans also has been re-characterized as collective allowance under IFRS. The specific allowance for individually assessed loans has been re-characterized as individual allowance. The increase in the allowance under IFRS is a result of the consolidation of certain securitization transactions (see Sections B.2 and B.3).

11. Impairment of goodwill and other intangible assets

Canadian GAAP – For the purpose of impairment testing, goodwill was allocated to reporting units which were defined as an operating segment or one level below an operating segment.

The impairment test for goodwill was based on a comparison of the carrying value of the reporting unit, including the allocated goodwill, with its fair value. When the carrying value of a reporting unit exceeded its fair value, any impairment of goodwill was measured by comparing the carrying value of the goodwill with its implied fair value. The implied fair value of goodwill was the excess of the fair value of the reporting unit over the fair value of the net tangible and other intangible assets of the reporting unit.

The impairment test for other intangible assets was based on comparison of the carrying value of the intangible asset with its fair value. An impairment loss was recognized in net income for the excess of the carrying value of the intangible asset over its fair value.

IFRS – As discussed in Section A.2, the carrying value of goodwill arising on business combinations occurring before the Transition Date has not been adjusted.

Under IAS 36 “Impairment of Assets”, goodwill is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the business combination. CGUs are defined as the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups thereof. The allocation of goodwill to CGUs or groups of CGUs under IFRS is broadly similar to the allocation of goodwill to reporting units under Canadian GAAP.

The impairment test for goodwill is based on a comparison of the carrying value of the CGU or groups of CGUs, including the allocated goodwill, with the recoverable amount of the CGU or groups of CGUs. The recoverable amount is the greater of fair value less cost to sell and value in use.

Value in use is the present value of the future cash flows expected to be derived from the CGU or groups of CGUs. The impairment loss is calculated as the excess of the carrying value over the recoverable amount.

The impairment test for other intangible assets is also based on a comparison of the carrying value with the recoverable amount related to that asset. If the recoverable amount is lower than the carrying value, the excess of the carrying value over the recoverable amount is recognized as an impairment loss.

Under IFRS 1, the carrying value of indefinite-lived intangible assets and goodwill were tested for impairment as at the Transition Date (see Section A.2), and no impairment loss was recognized.

In addition, the carrying value of CGUs to which goodwill has been allocated and other indefinite-lived intangible assets is required to be tested for impairment annually, or at each reporting date when there is an indication of a possible impairment. The carrying value of goodwill arising on the acquisition of CIBC FirstCaribbean was allocated to the CIBC FirstCaribbean CGU under IFRS, which is consistent with the allocation of goodwill to the CIBC FirstCaribbean reporting unit under Canadian GAAP. In the three months ended July 31, 2011, impairment testing was performed under both Canadian GAAP and IFRS. Under Canadian GAAP, the implied fair value of CIBC FirstCaribbean’s goodwill was greater than its carrying value and no impairment loss was recognized.

Under IFRS, the estimated recoverable amount of the CIBC FirstCaribbean CGU was determined to be lower than the carrying value, and as a result an impairment loss of $203 million was recognized in the year ended October 31, 2011.

The estimated recoverable amount of the CIBC FirstCaribbean CGU was based on its value in use, which was estimated using an internally developed discounted future cash flow valuation model taking into account entity specific cash flows (see Note 13 of our 2012 second quarter interim consolidated financial statements for further information). This test is similar to the step 1 fair value test under Canadian GAAP.

12. Reimbursement

Canadian GAAP – Reimbursements by another party in respect of accrued contingent losses were recognized when the reimbursement was “probable”.

IFRS – Reimbursements by another party in respect of accrued contingent losses are recognized when it is “virtually certain” that the reimbursement will be received, which is a higher recognition threshold than probable under Canadian GAAP. As a result of the higher recognition threshold under IFRS, a

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reimbursement related to an indemnification that was recognized under Canadian GAAP was reversed under IFRS, resulting in a decrease in pre-tax income of $11 million ($6 million after-tax) for the year ended October 31, 2011.

13. Earnings per share

Canadian GAAP – Preferred shares that may be settled in cash or that are convertible into equity did not impact diluted EPS to the extent that there was a past practice of cash settlement. As a result, our Series 26, 27 and 29 Class A Preferred Shares that were redeemable for cash or were convertible to common shares at the option of CIBC (the Convertible Preferred Shares) through to August 17, 2011 had no dilution impact in calculating diluted EPS.

IFRS – Under IFRS, if preferred shares can be converted into common shares, they are included in the calculation of diluted EPS regardless of whether there is a past practice of conversion to common shares. As a result, the Convertible Preferred Shares are included in the calculation of diluted EPS for the period through to August 17, 2011, at which time we renounced our rights to convert the Convertible Preferred Shares into CIBC common shares except when required to do so by OSFI pursuant to a “Trigger Event” as described in the August 2011 Non-Viability Contingent Capital advisory issued by OSFI. The inclusion of the Convertible Preferred Shares increased the weighted-average number of common shares outstanding in the diluted EPS calculation by 9,609 thousand for the year ended October 31, 2011.

C. Other presentation reclassifications

1. Non-controlling interests

Under Canadian GAAP, minority interests in subsidiaries are classified outside of shareholders’ equity. Under IFRS, minority interests are referred to as non-controlling interests, and non-controlling interests are classified as equity, and are presented separately within total equity. As a result, $168 million of non-controlling interests were reclassified to total equity as at the Transition Date ($164 million as at October 31, 2011), with no impact on consolidated net assets.

2. Precious metals

Under Canadian GAAP, we included precious metals in the consolidated balance sheet under Cash and non-interest-bearing deposits with banks, whereas under IFRS, we include precious metals in Other assets. As a result, $373 million of precious metals were reclassified from Cash and non-interest-bearing deposits with banks to Other assets as at the Transition Date ($374 million as at October 31, 2011).

3. Covered bond liabilities

Under Canadian GAAP, we included covered bond liabilities in the consolidated balance sheet under Deposits – Business and government, whereas under IFRS, we include the covered bond liabilities in Deposits – Secured borrowings. As a result, $6.4 billion of covered bond liabilities were reclassified from Deposits - Business and government to Deposits – Secured borrowings as at the Transition Date ($11.9 billion as at October 31, 2011).

4. Consolidated statement of cash flows

In conjunction with the transition to IFRS, we have reclassified certain items within the consolidated statement of cash flows.

Under IFRS, items classified within cash flows provided by (used in) financing activities are primarily for transactions related to our common and preferred shares and subordinated indebtedness. Items classified within cash flows provided by (used in) investing activities relate to cash flows for the acquisition or disposal of assets that support treasury management activities or are of a strategic or longer-term nature. All other items are presented as cash flows provided by (used in) operating activities.

The principles of classification followed under IFRS resulted in the following changes in classification from that under Canadian GAAP:

Classification under
	Canadian GAAP	IFRS
Deposits, net of withdrawals	Financing activities	Operating activities
Obligations related to securities sold short	Financing activities	Operating activities
Obligations related to securities sold under repurchase agreements	Financing activities	Operating activities
Cash collateral on securities lent	Financing activities	Operating activities
Interest-bearing deposits with banks	Investing activities	Operating activities
Loans, net of repayments	Investing activities	Operating activities
Cash collateral on securities borrowed	Investing activities	Operating activities
Securities purchased under resale agreements	Investing activities	Operating activities

The changes in presentation, along with the impact of adjustments related to the transition to IFRS, resulted in adjustments to the consolidated statement of cash flows, as discussed below.

Year ended October 31, 2011

For the year ended October 31, 2011, the net decrease in Cash and non-interest bearing deposits with banks was $0.3 billion under both Canadian GAAP and IFRS.

Cash flows from operating activities increased by $6.2 billion, from a net outflow of $1.4 billion under Canadian GAAP to a net inflow of $4.8 billion under IFRS.

Cash flows from financing activities increased by $1.0 billion, from a net outflow of $2.3 billion under Canadian GAAP to a net outflow of $1.3 billion under IFRS.

Cash flows from investing activities decreased by $7.2 billion, from a net inflow of $3.4 billion under Canadian GAAP to a net outflow of $3.8 billion under IFRS.

CIBC 2012 ANNUAL REPORT	171

Consolidated financial statements

D. Reconciliation of equity from Canadian GAAP to IFRS

$ millions, as at November 1, 2010	Retained earnings	AOCI	Other equity	Total shareholders’ equity	Non- controlling interests	Total equity	Note
As reported under Canadian GAAP	$6,095	$(361)	$10,056	$15,790	$–	$15,790
Employee benefits	(1,080)	–	–	(1,080)	–	(1,080)	A.1 , B.1
Securitized residential mortgages	(131)	(34)	–	(165)	–	(165)	A.8 , B.2
Consolidation	(128)	(8)	–	(136)	–	(136)	A.8 , B.3
Measurement of private AFS equity securities	–	201	–	201	–	201	B.4
Foreign exchange gains and losses on AFS debt instruments	5	(5)	–	–	–	–	B.4
Impairment of AFS equity securities	(50)	46	–	(4)	–	(4)	B.4
Reclassification of financial instruments	(85)	–	–	(85)	–	(85)	A.5, B.4
Share-based payments	103	2	2	107	–	107	B.5
Joint venture accounting	6	–	–	6	–	6	B.6
Foreign currency translation adjustments	(575)	575	–	–	–	–	A.3
Finance leases and leveraged leases	3	–	–	3	–	3	B.7, B.8
Customer loyalty points	(6)	–	–	(6)	–	(6)	B.9
Presentation of non-controlling interests as equity	–	–	–	–	168	168	C.1
	$(1,938)	$777	$2	$(1,159)	$168	$(991)
As reported under IFRS	$4,157	$416	$10,058	$14,631	$168	$14,799

$ millions, as at October 31, 2011
As reported under Canadian GAAP	$7,605	$(487)	$10,222	$17,340	$–	$17,340
Employee benefits	(1,006)	1	–	(1,005)	–	(1,005)	A.1 , B.1
Securitized residential mortgages	(164)	(28)	–	(192)	–	(192)	A.8 , B.2
Consolidation	(136)	(7)	–	(143)	–	(143)	A.8 , B.3
Measurement of private AFS equity securities	1	160	–	161	–	161	B.4
Foreign exchange gains and losses on AFS debt instruments	5	(5)	–	–	–	–	B.4
Impairment of AFS equity securities	(53)	48	–	(5)	–	(5)	B.4
Reclassification of financial instruments	(72)	1	–	(71)	–	(71)	A.5, B.4
Share-based payments	75	–	3	78	–	78	B.5
Joint venture accounting	6	–	–	6	–	6	B.6
Foreign currency translation adjustments	(571)	571	–	–	–	–	A.3
Finance leases and leveraged leases	(6)	–	–	(6)	–	(6)	B.7, B.8
Customer loyalty points	(6)	–	–	(6)	–	(6)	B.9
Goodwill impairment	(203)	(9)	–	(212)	–	(212)	B.11
Reimbursement	(6)	–	–	(6)	–	(6)	B.12
Tax rate adjustment	(12)	–	–	(12)	–	(12)
Presentation of non-controlling interests as equity	–	–	–	–	164	164	C.1
	$(2,148)	$732	$3	$(1,413)	$164	$(1,249)
As reported under IFRS	$5,457	$245	$10,225	$15,927	$164	$16,091

172	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

E. Impact of IFRS on financial results of reporting segments

A summary of the cumulative impact of the adoption of IFRS on the results of our reporting segments for the year ended October 31, 2011 is provided below.

$ millions, for the year ended October 31, 2011	Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
Canadian GAAP
Net interest income (1)	$5,882	$179	$921	$(632)	$6,350
Non-interest income	1,800	1,740	1,143	1,216	5,899
Intersegment revenue	283	(283)	–	–	–
Total revenue	7,965	1,636	2,064	584	12,249
Provision for (reversal of) credit losses	1,072	4	32	(267)	841
Non-interest expenses	4,062	1,241	1,198	849	7,350
Income before income taxes and non-controlling interests	2,831	391	834	2	4,058
Income taxes (1)	706	112	268	(117)	969
Net income before non-controlling interests (2)	$2,125	$279	$566	$119	$3,089
IFRS adjustments
Net interest income	$(257)	$–	$(23)	$992	$712
Non-interest income	337	–	17	(880)	(526)
Intersegment revenue	–	–	–	–	–
Total revenue	80	–	(6)	112	186
Provision for credit losses	24	–	15	264	303
Non-interest expenses	(28)	–	20	144	136
Income (loss) before income taxes	84	–	(41)	(296)	(253)
Income taxes	25	–	(18)	(49)	(42)
Net income (loss)	$59	$–	$(23)	$(247)	$(211)
IFRS
Net interest income (1)	$5,625	$179	$898	$360	$7,062
Non-interest income	2,137	1,740	1,160	336	5,373
Intersegment revenue	283	(283)	–	–	–
Total revenue	8,045	1,636	2,058	696	12,435
Provision for (reversal of) credit losses	1,096	4	47	(3)	1,144
Non-interest expenses	4,034	1,241	1,218	993	7,486
Income (loss) before income taxes	2,915	391	793	(294)	3,805
Income taxes (1)	731	112	250	(166)	927
Net income (loss) (2)	$2,184	$279	$543	$(128)	$2,878

(1)	Starting in the third quarter of 2012, Wholesale Banking revenue and income taxes are reported on a TEB basis. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, Wholesale Banking net interest income and income tax expense includes a TEB adjustment of $189 million for the year ended October 31, 2011. The equivalent amounts are offset in net interest income and income tax expense in Corporate and Other. Prior period information has been reclassified accordingly.

(2)	Under Canadian GAAP, net income represents income after attribution to non-controlling interests, whereas under IFRS, net income represents income prior to attribution to non-controlling interests.

The impact of IFRS on the financial results of our reporting segments included the following:

•

The increase in net income in Retail and Business Banking was mainly due to adjustments for employee benefits (see Sections A.1 and B.1) and share-based payment awards (see Section B.5) of $96 million ($65 million after-tax), net of adjustments related to the securitization of residential mortgages (see Section B.2).

•	Adjustments relating to employee benefits (see Sections A.1 and B.1) and share-based payment awards (see Section B.5) largely offset in Wealth Management.
•

The decrease in net income in Wholesale Banking includes lower revenue in the structured credit run-off business of $8 million ($6 million after-tax) (see Section B.4), reduced leverage lease revenues of $12 million ($7 million after-tax) (see Section B.8), increased litigation reserves of $11 million ($6 million after-tax) (see Section B.12), the elimination of a positive CVA of $13 million ($9 million after-tax) relating to seller swaps not recognized under IFRS (see Section B.2), net of increased revenue of $21 million ($11 million after-tax) on leveraged loans (see Section B.4).

•

The decrease in net income in Corporate and Other includes the $203 million CIBC FirstCaribbean goodwill impairment charge (see Section B.11) and securitization and consolidation related adjustments of $25 million ($18 million after-tax) (see Sections B.2 and B.3, respectively).

F. IFRS consolidated statements of income and comprehensive income and reconciliation to previously reported Canadian GAAP amounts

For the narratives that explain the significant differences between the previous Canadian GAAP accounting policies and the IFRS accounting policies applied in the restatement of the consolidated statements of income and comprehensive income for the three months ended October 31, 2011, see pages 77 to 87 of the 2012 first quarter interim report.

CIBC 2012 ANNUAL REPORT	173

Consolidated financial statements

IFRS consolidated statements of income and comprehensive income and reconciliation to previously reported Canadian GAAP amounts

(i) For the three months ended October 31, 2011

$ millions		Canadian GAAP	IFRS adjustments	IFRS
Interest income
Loans		$1,934	$602	$2,536
Securities		473	(123)	350
Securities borrowed or purchased under resale agreements		82	–	82
Deposits with banks		15	–	15
		2,504	479	2,983
Interest expense
Deposits		651	309	960
Securities sold short		89	–	89
Securities lent or sold under repurchase agreements		54	(7)	47
Subordinated indebtedness		52	–	52
Capital Trust securities		36	–	36
Other		17	6	23
		899	308	1,207
Net interest income		1,605	171	1,776
Non-interest income
Underwriting and advisory fees		94	–	94
Deposit and payment fees		192	–	192
Credit fees		98	(1)	97
Card fees		11	141	152
Investment management and custodial fees		122	(18)	104
Mutual fund fees		210	–	210
Insurance fees, net of claims		86	–	86
Commissions on securities transactions		109	–	109
Trading income (loss)		28	(41)	(13)
AFS securities gains (losses), net		238	(2)	236
FVO gains (losses), net		(80)	68	(12)
Income from securitized assets		300	(300)	–
Foreign exchange other than trading		77	(29)	48
Income from equity-accounted associates and joint ventures		(2)	11	9
Other		114	(7)	107
		1,597	(178)	1,419
Total revenue		3,202	(7)	3,195
Provision for credit losses		243	63	306
Non-interest expenses
Employee compensation and benefits		1,067	(13)	1,054
Occupancy costs		177	–	177
Computer, software and office equipment		255	(1)	254
Communications		76	–	76
Advertising and business development		61	–	61
Professional fees		57	1	58
Business and capital taxes		5	–	5
Other		216	19	235
		1,914	6	1,920
Income before income taxes		1,045	(76)	969
Income taxes		249	(37)	212
Net income		$796	$(39)	$757
Net income attributable to non-controlling interests		$2	$1	$3
Preferred shareholders		$38	$–	$38
Common shareholders		756	(40)	716
Net income attributable to equity shareholders		$794	$(40)	$754
Earnings per share (in dollars)	– Basic	$1.90		$1.80
	– Diluted	1.89		1.79
Dividends per common share (in dollars)		0.90		0.90

174	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

$ millions, for the three months ended October 31, 2011	Canadian GAAP	IFRS adjustments	IFRS
Net income	$796	$(39)	$757
Other comprehensive income, net of tax
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	234	(10)	224
Net (gains) losses on investments in foreign operations reclassified to net income	41	(41)	–
Net gains (losses) on hedges of investments in foreign operations	(92)	–	(92)
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	(37)	37	–
	146	(14)	132
Net change in AFS securities
Net gains (losses) on AFS securities	15	(16)	(1)
Net (gains) losses on AFS securities reclassified to net income	(65)	(80)	(145)
	(50)	(96)	(146)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	14	1	15
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(8)	–	(8)
	6	1	7
Total OCI	102	(109)	(7)
Comprehensive income	$898	$(148)	$750
Comprehensive income attributable to non-controlling interests	$2	$1	$3
Preferred shareholders	$38	$–	$38
Common shareholders	858	(149)	709
Comprehensive income attributable to equity shareholders	$896	$(149)	$747

$ millions, for the three months ended October 31, 2011	Canadian GAAP	IFRS adjustments	IFRS
Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(4)	$–	$(4)
Net gains (losses) on hedges of investments in foreign operations	22	–	22
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	21	(21)	–
	39	(21)	18
Net change in AFS securities
Net gains (losses) on AFS securities	(17)	7	(10)
Net (gains) losses on AFS securities reclassified to net income	4	62	66
	(13)	69	56
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(6)	–	(6)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	3	–	3
	(3)	–	(3)
	$23	$48	$71

Note 32	Future accounting policy changes

We are currently evaluating the impact of adopting the standards listed below:

IFRS 9 “Financial Instruments” – In 2009, the IASB issued IFRS 9 and in 2010, the IASB published amendments to IFRS 9. The standard is expected to replace the guidance in IAS 39 “Financial Instruments: Recognition and Measurement” on the classification and measurement of financial assets. In December 2011, the IASB issued an amendment to IFRS 9 to defer the mandatory effective date to annual periods beginning on or after January 1, 2015. IFRS 9 currently provides guidance on the recognition, classification, reclassification and measurement of financial assets and liabilities along with the derecognition of financial assets and liabilities. However, we understand that some aspects of the recognition and measurement guidance in IFRS 9 may be further amended before the standard becomes effective. In addition, the impairment and hedge accounting phases of the IASB’s financial instruments project are currently under development. We continue to monitor all of these developments in this project and assess the impact on our consolidated financial statements.

IAS 19 “Employee Benefits” – In June 2011, the IASB published an amended version of IAS 19. Adoption of the amendments is required for us on November 1, 2013. The amendments require the following: (i) recognition of actuarial gains and losses in OCI in the period in which they arise, (ii) recognition of expected return on plan assets in net income to be calculated based on the rate used to discount the defined benefit obligation, and (iii) recognition of past service costs (gains) in net income in the period in which they arise. The amendments include additional disclosures that explain the characteristics of the entity’s defined benefit plans and risks associated with the plans, as well as disclosures that describe how defined benefit plans may affect the amount, timing and uncertainty of future cash flows, and details of any asset-liability matching strategies used to manage risks. The amendments will have an impact on our defined benefit post-employment benefit plans, including the recognition of the full funded status of our plans through OCI. Retrospective application of the standard will result in the recognition in the consolidated statement of changes in equity of $918 million of pre-tax unamortized actuarial losses and $42 million of pre-tax unamortized past service gains as at October 31, 2012.

IFRS 10 “Consolidated Financial Statements” – Issued in May 2011, IFRS 10 is effective for us on November 1, 2013. IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27. We are currently assessing the impact of IFRS 10 on our consolidated financial statements.

CIBC 2012 ANNUAL REPORT	175

Consolidated financial statements

IFRS 11 “Joint Arrangements” – Issued in May 2011, IFRS 11 is effective for us on November 1, 2013. Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value (including any allocation of goodwill) into a single investment balance at the beginning of the earliest period presented using the equity method. As we presently apply the equity method for our joint arrangements under IFRS, we do not expect IFRS 11 to have a significant impact on our consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities” – Issued in May 2011, IFRS 12 is effective for us on November 1, 2013. IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The required disclosures aim to provide information to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. We are currently assessing the impact of IFRS 12 on our consolidated financial statements.

IFRS 13 “Fair Value Measurement” – Issued in May 2011, IFRS 13 is effective prospectively for us on November 1, 2013. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. Upon adoption, we do not expect IFRS 13 to have a significant impact on our consolidated financial statements.

Amendments to IAS 28 “Investments in Associates and Joint Ventures” was issued in May 2011 and is effective for us on November 1, 2013. The amendments apply to associates and joint ventures held for sale and to changes in interests held in associates and joint ventures. We are currently assessing the impact of the amended standard on our consolidated financial statements.

Amendments to IAS 1 “Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income” was issued in June 2011 and is effective for us on November 1, 2012. The amendments require that an entity present separately the items of OCI that may be reclassified to net income in the future from those that would never be reclassified to net income. As the amendments to IAS 1 only require changes in the presentation of items in OCI, we do not expect the amendments to have a material impact on our consolidated financial statements.

Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” and IFRS 7 “Disclosures – Offsetting Financial Assets and Financial Liabilities” were issued in December 2011. The effective date for the amendments to IAS 32 for us is November 1, 2014. The effective date for the amendments to IFRS 7 for us is November 1, 2013. The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is: (i) not contingent on a future event; and (ii) enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the balance sheet or are subject to master netting arrangements or similar arrangements. We do not expect the amendments to have a material impact on our consolidated financial statements.

176	CIBC 2012 ANNUAL REPORT

Quarterly review

Condensed consolidated statement of income

	2012				2011
Unaudited, $ millions, for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net interest income	$2,016	$1,883	$1,753	$1,842	$1,776	$1,785	$1,731	$1,770
Non-interest income	1,143	1,266	1,331	1,315	1,419	1,346	1,284	1,324
Total revenue	3,159	3,149	3,084	3,157	3,195	3,131	3,015	3,094
Provision for credit losses	328	317	308	338	306	310	245	283
Non-interest expenses	1,829	1,831	1,764	1,791	1,920	2,005	1,756	1,805
Income before taxes	1,002	1,001	1,012	1,028	969	816	1,014	1,006
Income taxes	150	160	201	193	212	225	247	243
Net income	$852	$841	$811	$835	$757	$591	$767	$763
Net income attributable to non-controlling interests	2	2	1	3	3	2	3	3
Preferred shareholders	29	29	44	56	38	55	42	42
Common shareholders	821	810	766	776	716	534	722	718
Net income attributable to equity shareholders	$850	$839	$810	$832	$754	$589	$764	$760

Condensed consolidated balance sheet

	2012				2011
Unaudited, $ millions, as at quarter end	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Assets
Cash and deposits with banks	$4,727	$8,799	$6,157	$6,260	$5,142	$20,531	$36,496	$19,904
Securities	65,334	61,977	62,538	64,805	60,295	54,936	62,978	59,231
Securities borrowed or purchased under resale agreements	28,474	32,957	26,560	24,701	27,479	35,036	38,555	40,717
Loans
Residential mortgages	150,056	151,157	151,103	151,458	150,509	149,348	146,473	144,308
Personal and credit card	50,476	50,415	50,606	50,299	50,586	50,164	49,929	50,097
Business and government	43,624	43,860	42,602	41,691	39,663	38,120	37,389	37,937
Allowance for credit losses	(1,860)	(1,884)	(1,856)	(1,849)	(1,803)	(1,819)	(1,829)	(1,874)
Derivative instruments	27,039	28,802	25,911	30,388	28,270	24,195	21,211	19,453
Customers’ liability under acceptances	10,436	10,068	9,032	9,120	9,454	9,009	8,354	7,904
Other assets	15,079	14,859	14,805	14,576	14,163	13,126	13,726	13,774
	$393,385	$401,010	$387,458	$391,449	$383,758	$392,646	$413,282	$391,451
Liabilities and equity
Deposits
Personal	$118,153	$118,080	$117,798	$117,444	$116,592	$115,063	$114,282	$113,400
Business and government	125,055	129,199	121,332	120,150	117,143	124,408	139,841	124,205
Bank	4,723	6,723	5,077	5,575	4,177	6,951	10,767	8,060
Secured borrowings	52,413	51,094	52,904	52,968	51,308	49,330	46,562	46,244
Derivative instruments	27,091	29,092	26,166	30,808	28,792	23,383	21,664	19,883
Acceptances	10,481	10,072	9,032	9,128	9,489	9,009	8,354	7,904
Obligations related to securities lent or sold short or under repurchase agreements	21,259	22,755	20,735	21,406	21,730	30,366	37,779	37,834
Capital Trust securities	1,678	1,672	1,617	1,679	1,594	1,594	1,593	1,593
Other liabilities	10,671	10,488	11,256	10,876	11,704	11,780	11,791	10,961
Subordinated indebtedness	4,823	4,828	5,112	5,129	5,138	5,153	5,150	6,225
Equity	17,038	17,007	16,429	16,286	16,091	15,609	15,499	15,142
	$393,385	$401,010	$387,458	$391,449	$383,758	$392,646	$413,282	$391,451

CIBC 2012 ANNUAL REPORT	177

Select financial measures

	2012				2011
Unaudited, as at or for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Return on equity	21.7%	21.8%	22.1%	22.4%	22.6%	17.1%	24.9%	24.4%
Return on average assets	0.85%	0.84%	0.84%	0.84%	0.75%	0.58%	0.79%	0.79%
Average common shareholders’ equity ($ millions)	$15,077	$14,760	$14,095	$13,826	$12,599	$12,428	$11,876	$11,667
Average assets ($ millions)	$401,092	$400,543	$391,646	$396,122	$398,386	$401,315	$396,575	$381,897
Average assets to average common equity	26.6	27.1	27.8	28.7	31.6	32.3	33.4	32.7
Tier 1 capital ratio(1)	13.8%	14.1%	14.1%	14.3%	14.7%	14.6%	14.7%	14.3%
Total capital ratio(1)	17.3%	17.7%	17.7%	18.1%	18.4%	18.7%	18.9%	18.4%
Net interest margin	2.00%	1.87%	1.82%	1.85%	1.77%	1.76%	1.79%	1.84%
Efficiency ratio	57.9%	58.1%	57.2%	56.7%	60.1%	64.0%	58.2%	58.3%

(1)	Capital measures for 2011 are under Canadian GAAP and have not been restated for IFRS.

Common share information

	2012				2011
Unaudited, as at or for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Average shares outstanding (thousands)	405,404	405,165	403,058	401,099	399,105	397,232	395,373	393,193
Per share
– basic earnings	$2.02	$2.00	$1.90	$1.94	$1.80	$1.35	$1.83	$1.82
– diluted earnings	2.02	2.00	1.90	1.93	1.79	1.33	1.80	1.80
– dividends	0.94	0.90	0.90	0.90	0.90	0.87	0.87	0.87
– book value(1)	37.48	36.57	35.22	34.31	32.88	31.83	30.70	29.94
Share price(2)
– high	78.56	74.68	78.00	78.00	76.50	84.45	85.49	81.05
– low	72.97	69.70	73.27	68.43	67.84	72.75	76.75	75.12
– close	78.56	73.35	74.53	76.25	75.10	72.98	81.91	76.27
Dividend payout ratio	46.4%	45.0%	47.4%	46.5%	50.1%	64.6%	47.7%	47.7%

(1)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of year.

(2)	The high and low price during the period, and closing price on the last trading day of the period, on the TSX.

178	CIBC 2012 ANNUAL REPORT

Ten-year statistical review

Condensed consolidated statement of income

	IFRS		Canadian GAAP
Unaudited, $ millions, for the year ended October 31	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Net interest income	$7,494	$7,062	$6,204	$5,394	$5,207	$4,558	$4,435	$4,937	$5,258	$5,517
Non-interest income	5,055	5,373	5,881	4,534	(1,493)	7,508	6,916	7,561	6,573	5,924
Total revenue	12,549	12,435	12,085	9,928	3,714	12,066	11,351	12,498	11,831	11,441
Provision for credit losses	1,291	1,144	1,046	1,649	773	603	548	706	628	1,143
Non-interest expenses	7,215	7,486	7,027	6,660	7,201	7,612	7,488	10,865	8,307	8,106
Income (loss) before income taxes	4,043	3,805	4,012	1,619	(4,260)	3,851	3,315	927	2,896	2,192
Income taxes	704	927	1,533	424	(2,218)	524	640	789	790	239
Non-controlling interests	–	–	27	21	18	31	29	170	15	3
Net income (loss)	$3,339	$2,878	$2,452	$1,174	$(2,060)	$3,296	$2,646	$(32)	$2,091	$1,950
Net income (loss) attributable to non-controlling interests	$8	$11	–	–	–	–	–	–	–	–
Preferred shareholders	158	177	169	162	119	171	132	125	100	75
Common shareholders	3,173	2,690	2,283	1,012	(2,179)	3,125	2,514	(157)	1,991	1,875
Net income (loss) attributable to equity shareholders	$3,331	$2,867	$2,452	$1,174	$(2,060)	$3,296	$2,646	$(32)	$2,091	$1,950

Condensed consolidated balance sheet

	IFRS		Canadian GAAP
Unaudited, $ millions, as at October 31	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Assets
Cash and deposits with banks	$4,727	$5,142	$12,052	$7,007	$8,959	$13,747	$11,853	$11,852	$12,203	$10,454
Securities	65,334	60,295	77,608	77,576	79,171	86,500	83,498	67,764	67,316	69,628
Securities borrowed or purchased under resale agreements	28,474	27,479	37,342	32,751	35,596	34,020	25,432	18,514	18,165	19,829
Loans
Residential mortgages	150,056	150,509	93,568	86,152	90,695	91,664	81,358	77,216	72,592	70,014
Personal and credit card	50,476	50,586	46,462	45,677	42,953	38,334	35,305	34,853	35,000	32,695
Business and government	43,624	39,663	38,582	37,343	39,273	34,099	30,404	31,350	31,737	33,177
Allowance for credit losses	(1,860)	(1,803)	(1,720)	(1,960)	(1,446)	(1,443)	(1,442)	(1,636)	(1,825)	(1,952)
Derivative instruments	27,039	28,270	24,682	24,696	28,644	24,075	17,122	20,309	23,710	22,796
Customers’ liability under acceptances	10,436	9,454	7,684	8,397	8,848	8,024	6,291	5,119	4,778	5,139
Other assets	15,079	14,163	15,780	18,305	21,237	13,158	14,163	15,029	15,088	15,367
	$393,385	$383,758	$352,040	$335,944	$353,930	$342,178	$303,984	$280,370	$278,764	$277,147
Liabilities and equity
Deposits
Personal	$118,153	$116,592	$113,294	$108,324	$99,477	$91,772	$81,829	$75,973	$73,392	$70,085
Business and government	125,055	117,143	127,759	107,209	117,772	125,878	107,468	106,226	105,362	105,885
Bank	4,723	4,177	5,618	7,584	15,703	14,022	13,594	10,535	11,823	12,160
Secured borrowings	52,413	51,308	–	–	–	–	–	–	–	–
Derivative instruments	27,091	28,792	26,489	27,162	32,742	26,688	17,330	20,128	23,990	21,945
Acceptances	10,481	9,489	7,684	8,397	8,848	8,249	6,297	5,119	4,778	5,147
Obligations related to securities lent or sold short or under repurchase agreements	21,259	21,730	37,893	43,369	44,947	42,081	44,221	29,208	29,010	30,952
Capital Trust securities	1,678	1,594	–	–	–	–	–	–	–	–
Other liabilities	10,671	11,704	12,572	13,693	13,167	13,728	14,716	16,002	13,258	13,976
Subordinated indebtedness	4,823	5,138	4,773	5,157	6,658	5,526	5,595	5,102	3,889	3,197
Preferred share liabilities	–	–	–	600	600	600	600	600	1,043	1,707
Non-controlling interests	172	164	168	174	185	145	12	746	39	22
Shareholders’ equity	16,866	15,927	15,790	14,275	13,831	13,489	12,322	10,731	12,180	12,071
	$393,385	$383,758	$352,040	$335,944	$353,930	$342,178	$303,984	$280,370	$278,764	$277,147

CIBC 2012 ANNUAL REPORT	179

Select financial measures

	IFRS		Canadian GAAP
Unaudited, as at or for the year ended October 31	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Return on equity	22.0%	22.2%	19.4%	9.4%	(19.4)%	28.7%	27.9%	(1.6)%	18.7%	19.2%
Return on average assets	0.84%	0.73%	0.71%	0.33%	(0.60)%	1.00%	0.91%	(0.01)%	0.74%	0.68%
Average common shareholders’ equity ($ millions)	$14,442	$12,145	$11,772	$10,731	$11,261	$10,905	$9,016	$9,804	$10,633	$9,764
Average assets ($ millions)	$397,382	$394,527	$345,943	$350,706	$344,865	$328,520	$291,277	$288,845	$280,810	$284,739
Average assets to average common equity	27.5	32.5	29.4	32.7	30.6	30.1	32.3	29.5	26.4	29.2
Tier 1 capital ratio (1)	13.8%	14.7%	13.9%	12.1%	10.5%	9.7%	10.4%	8.5%	10.5%	10.8%
Total capital ratio (1)	17.3%	18.4%	17.8%	16.1%	15.4%	13.9%	14.5%	12.7%	12.8%	13.0%
Net interest margin	1.89%	1.79%	1.79%	1.54%	1.51%	1.39%	1.52%	1.71%	1.87%	1.94%
Efficiency ratio	57.5%	60.2%	58.1%	67.1%	n/m	63.1%	66.0%	86.9%	70.2%	70.9%

(1)	Capital measures for 2011 are under Canadian GAAP and have not been restated for IFRS.

Condensed consolidated statement of changes in shareholder’s equity

	IFRS		Canadian GAAP
Unaudited, $ millions, for the year ended October 31	2012	2011	2010	2009		2008		2007		2006	2005	2004	2003
Balance at beginning of year	$16,091	$14,799	$14,275	$13,831		$13,489		$12,322		$10,731	$12,180	$12,071	$10,345
Adjustment for change in accounting policy	–	–	–	(6	) (1)	(66	) (2)	(50	) (3)	–	10 (4)	6 (5)	–
Premium on purchase of common shares	(118)	–	–	–		–		(277)		–	(1,035)	(1,084)	–
Premium on redemption of preferred shares	(30)	(12)	–	–		–		(32)		–	–	–	–
Changes in share capital
Preferred	(1,050)	(400)	–	525		300		(50)		–	598	133	550
Common	393	572	563	178		2,926		92		93	(17)	19	108
Changes in contributed surplus	(8)	(5)	4	(4)		–		26		12	(1)	9	24
Changes in OCI	19	(171)	9	72		650		(650)		(115)	49	(196)	(222)
Net income (loss)	3,331	2,867	2,452	1,174		(2,060)		3,296		2,646	(32)	2,091	1,950
Dividends
Preferred	(128)	(165)	(169)	(162)		(119)		(139)		(132)	(125)	(100)	(75)
Common	(1,470)	(1,391)	(1,350)	(1,328)		(1,285)		(1,044)		(924)	(902)	(781)	(591)
Non-controlling interests	8	(4)	–	–		–		–		–	–	–	–
Other	–	1	6	(5)		(4)		(5)		11	6	12	(18)
Balance at end of year	$17,038	$16,091	$15,790	$14,275		$13,831		$13,489		$12,322	$10,731	$12,180	$12,071

(1)	Represents the impact of changing the measurement date for employee future benefits.

(2)	Represents the impact of adopting the amended CICA Emerging Issues Committee Abstract 46, “Leveraged Leases.”

(3)	Represents the effect of implementing the CICA financial instruments standards, which provides guidance on recognition and measurement of financial instruments.

(4)	Represents the effect of implementing CICA AcG-15, “Consolidation of Variable Interest Entities,“ which provides a framework for identifying a VIE and requires a primary beneficiary to consolidate a VIE.

(5)	Represents the effect of implementing CICA AcG-17, “Equity-Linked Deposit Contracts,” which introduced the requirements to bifurcate the equity-linked contracts and measure the derivative at fair value.

180	CIBC 2012 ANNUAL REPORT

Common share information

Unaudited, as at or for the year ended October 31	IFRS		Canadian GAAP
	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Average number outstanding (thousands)	403,685	396,233	387,802	381,677	370,229	336,092	335,135	339,263	355,735	360,048
Per share
– basic earnings (loss)	$ 7.86	$ 6.79	$ 5.89	$ 2.65	$ (5.89)	$ 9.30	$ 7.50	$ (0.46)	$ 5.60	$ 5.21
– diluted earnings (loss) (1)	7.85	6.71	5.87	2.65	(5.89)	9.21	7.43	(0.46)	5.53	5.18
– dividends	3.64	3.51	3.48	3.48	3.48	3.11	2.76	2.66	2.20	1.64
– book value (2)	37.48	32.88	32.17	28.96	29.40	33.31	29.59	25.00	29.92	28.78
Share price (3)
– high	78.56	85.49	79.50	69.30	99.81	106.75	87.87	80.80	73.90	60.95
– low	68.43	67.84	61.96	37.10	49.00	87.00	72.90	67.95	59.35	39.50
– close	78.56	75.10	78.23	62.00	54.66	102.00	87.60	72.20	73.90	59.21
Dividend payout ratio	46.3%	51.7%	59.1%	>100%	n/m	33.4%	36.8%	n/m	39.2%	31.5%

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

(2)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of year.

(3)	The high and low price during the year, and closing price on the last trading day of the year, on the TSX.

n/m	Not meaningful.

Dividends on preferred shares(1)

Unaudited, for the year ended October 31	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Class A
Series 14	$–	$–	$–	$–	$–	$–	$–	$–	$–	$1.1156
Series 15	–	–	–	–	–	–	–	–	1.0709	1.4125
Series 16	–	–	–	–	–	–	–	–	1.8456	2.0025
Series 17	–	–	–	–	–	–	–	–	1.3551	1.3625
Series 18	1.3694	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750
Series 19	–	–	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375
Series 20	–	–	–	–	–	–	–	1.5780	1.6908	1.8253
Series 21	–	–	–	–	–	–	–	1.5095	1.5000	1.5000
Series 22	–	–	–	–	–	–	–	1.9518	2.0520	2.2152
Series 23	–	–	1.3250	1.3250	1.3250	1.3250	1.3250	1.3250	1.3250	1.3250
Series 24	–	–	–	–	–	0.3750	1.5000	1.5000	1.5000	1.5000
Series 25	–	–	–	–	–	1.1250	1.5000	1.5000	1.5000	1.5000
Series 26	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375	1.0859
Series 27	1.4000	1.4000	1.4000	1.4000	1.4000	1.4000	1.4000	1.4000	1.5484	–
Series 28	–	0.0400	0.0800	0.0800	0.0800	0.0800	0.0800	0.0799	0.1996	–
Series 29	1.3500	1.3500	1.3500	1.3500	1.3500	1.3500	1.3500	1.3500	–	–
Series 30	–	0.9000	1.2000	1.2000	1.2000	1.2000	1.2000	1.1938	–	–
Series 31	0.2938	1.1750	1.1750	1.1750	1.1750	1.1298	–	–	–	–
Series 32	0.5625	1.1250	1.1250	1.1250	1.1250	0.7995	–	–	–	–
Series 33	1.3375	1.3375	1.3375	1.5271	–	–	–	–	–	–
Series 35	1.6250	1.6250	1.6250	1.1909	–	–	–	–	–	–
Series 37	1.6250	1.6250	1.6250	1.0607	–	–	–	–	–	–

(1)	The dividends are adjusted for the number of days during the year that the share is outstanding at the time of issuance and redemption.

CIBC 2012 ANNUAL REPORT	181

Glossary

Advanced internal ratings-based (AIRB) approach for credit risk

Internal models based on historical experience of key risk assumptions are used to compute the capital requirements.

Advanced measurement approach (AMA) for operational risk

A risk-sensitive approach to calculating the capital charge for operational risk based on internal risk measurement models, using a combination of quantitative and qualitative risk measurement techniques.

Allowance for credit losses

An allowance set up in the financial statements sufficient to absorb both specifically identified and inherent credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit and guarantees. This allowance can be “collective” – assessed by reviewing a portfolio of loans with similar characteristics, or “individual” – assessed by reviewing the characteristics of an individual exposure.

Amortized cost

The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability. The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.

Asset/liability management (ALM)

This is essentially the management of risks in the non-trading areas of the bank. Risk management techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates. In addition, ALM involves active management of CIBC’s liquidity profile.

Assets-to-capital multiple

Total assets plus specified off-balance sheet items divided by total regulatory capital.

Assets under administration (AUA)

Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. Services provided by CIBC are of an administrative nature, such as safekeeping of securities, collection of investment income, and the settlement of purchase and sale transactions.

Assets under management (AUM)

Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients. AUM amounts are included in the amounts reported under AUA.

Bank exposures

In Basel II credit risk exposure reporting, all direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.

Basis point

One-hundredth of a percentage point (0.01%).

Business and government portfolio

In Basel II credit risk exposure reporting, a category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating, that reflects the credit risk of the exposure.

Collateral

Assets pledged as security for a loan or other obligation. Collateral can be cash, securities or other assets.

Collateralized debt obligation (CDO)

Securitization of any combination of corporate debt, ABS, mortgage-backed securities or tranches of other collateralized debt obligations to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return so as to meet investor demand.

Collateralized loan obligation (CLO)

Securitizations of diversified portfolios of corporate debt obligations and/or ABS that are tranched into securities that offer varying degrees of risk and return so as to meet investor demand.

Corporate exposures

In Basel II credit risk exposure reporting, all direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.

Credit derivatives

A category of derivatives that allow one party (the beneficiary) to transfer the credit risk of a referenced asset, which the beneficiary may or may not own, to another party (the guarantor) without actually selling the asset. CIBC commonly uses credit derivatives to manage its overall credit risk exposure.

Credit risk

Risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with agreed terms.

Credit valuation adjustment (CVA)

Derivative contracts are initially marked to market without reference to credit quality of either counterparty to the contract. The CVA is the adjustment, positive or negative, required to this mark to reflect the expected net credit risk exposure due to failure by either party to perform its obligations under the derivative contract. The calculation of the CVA generally reflects the impact of netting, centralized clearing and collateral arrangements in place between the counterparties.

Current replacement cost

The estimated cost of replacing derivative instruments that have a positive market value, representing an unrealized gain to CIBC.

Derivatives

Contracts which may require little or no initial investment and whose value is derived from changes in interest rates, foreign exchange rates, equity or commodity prices, or credit spreads applied to a notional underlying amount. The use of derivatives permits the management of risk due to changes in these risk factors.

182	CIBC 2012 ANNUAL REPORT

Glossary

Dividend payout ratio

Common dividends paid as a percentage of net income after preferred share dividends and premium on redemptions.

Dividend yield

Dividends per common share divided by the closing common share price.

Drawn exposure

In Basel II credit risk exposure reporting, the amount of credit risk exposure resulting from loans already advanced to the customer.

Economic capital

Economic capital is a non-GAAP measure based upon an estimate of equity capital required by the businesses to absorb losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises credit, market, operational and strategic risk capital.

Economic profit

Economic profit is a non-GAAP risk-adjusted performance measure used for measuring economic value added. It is calculated as earnings of each business less a charge for the cost of capital.

Effective interest rate method

A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

Efficiency ratio

Non-interest expenses as a percentage of total revenue (net interest income and non-interest income). Efficiency ratio is used as a measure of productivity.

Exposure at default (EAD)

In Basel II credit risk exposure reporting, an estimate of the amount of exposure to a customer at the event of, and at the time of, default.

Fair value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s length transaction between knowledgeable and willing market participants motivated by normal business considerations.

Forward contracts

A contractual commitment to buy or sell a specified commodity, currency or financial instrument at a specific price and date in the future. Forward contracts are customized contracts traded in over-the-counter markets. Forward contracts are derivatives.

Forward rate agreement

An over-the-counter contract determining an interest rate to be paid or received commencing on a particular date in the future for a specified period of time. Forward rate agreements are derivatives.

Full-time equivalent employees

Full-time equivalent employees is a measure that normalizes the number of full-time and part-time employees, base plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period.

Futures

A contractual commitment to buy or sell a specified commodity, currency or financial instrument at a specific price and date in the future. Futures contracts are standardized and are traded on an exchange. Futures contracts are derivatives.

Guarantees and standby letters of credit

Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.

Hedge

A risk reduction technique whereby a derivative or other financial instrument is used to reduce or offset exposure to changes in interest rates, foreign exchange rates, equity, commodity prices or credit risk.

Internal models approach (IMA) for market risk

Internal models are used to calculate the regulatory capital requirement CIBC must meet for debt/equity specific risks and general market risks.

Internal ratings based approach for securitization exposures

The computation of capital charge is based on risk weights that are mapped from internal ratings.

Liquidity risk

Risk of having insufficient cash resources to meet financial obligations as they fall due, in their full amount and stipulated currencies, without raising funds at adverse rates or selling assets on a forced basis.

Loss given default (LGD)

An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the exposure at default.

Mark-to-market

The market value at which two parties are willing to exchange an asset, liability or other derivative contract. Valuation is at market rates/prices, as at the balance sheet date. Market observable prices are generally available for most publicly traded securities and some derivatives. Mark-to-market for some complex derivatives is model-based using market observable price factors.

Market risk

The potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.

CIBC 2012 ANNUAL REPORT	183

Glossary

Master netting agreement

An industry standard agreement designed to reduce the credit risk of multiple derivative transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty.

Net interest income

The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).

Net interest margin

Net interest income as a percentage of average assets.

Normal course issuer bid

Involves a listed company buying its own shares through a stock exchange or other published market, from time to time, and is subject to the various rules of the exchanges and securities commissions.

Notional amount

Principal amount or reference amount used for the calculation of payments under assets/liabilities or derivative contracts. In most instances, these amounts are not paid, received or exchanged under the terms of the derivative contract.

Off-balance sheet financial instruments

Assets or liabilities that are not recorded or not fully recorded on the balance sheet at notional or stated amounts, but may produce positive or negative cash flows. Such instruments include credit related arrangements.

Office of the Superintendent of Financial Institutions (OSFI)

OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies and federal pension plans in Canada.

Operational risk

The risk of loss resulting from inadequate or failed internal processes, systems, or from human error or external events.

Options

A contractual obligation under which the writer confers the right, but not the obligation, on the purchaser to either buy (call option) or sell (put option) a specific amount of a commodity, currency or financial instrument at a fixed price either at or by a set date.

Other off-balance sheet exposure

In Basel II credit risk exposure reporting, the amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.

Other retail

In Basel II credit risk exposure reporting, this exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending, that are extended to individuals and small businesses under the Basel II framework.

Over-the-counter derivatives (OTC) exposure

In Basel II credit risk exposure reporting, the amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.

Probability of default (PD)

An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due.

Provision for credit losses

An amount charged or credited to income so as to bring the allowance for credit losses to a level that is sufficient to cover specifically identified and inherent credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit, and guarantees.

Qualifying revolving retail

In Basel II credit risk exposure reporting, this exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals. Under the standardized approach, these exposures would be included under “other retail”.

Real estate secured personal lending

In Basel II credit risk exposure reporting, this exposure class includes residential mortgages and home equity lines of credit extended to individuals.

Regulatory capital

Basel II regulatory capital comprises Tier 1 and Tier 2 capital as defined by OSFI’s Capital Adequacy Regulations. Tier 1 capital comprises common shares, retained earnings, preferred shares, innovative Tier 1 notes, non-controlling interests, contributed surplus, and foreign currency translation adjustments. All Tier 1 and Tier 2 capital elements are net of trading short positions. Goodwill and gain on sale of applicable securitized assets is deducted from Tier 1 capital. Tier 2 capital comprises subordinated debt and eligible collective/general allowance. Both Tier 1 and Tier 2 capital are subject to certain other deductions on a 50/50 basis except for investment in insurance activities which was 100% deducted from Tier 2 capital until October 31, 2011 in accordance with OSFI’s transitional rules.

Repo-style transactions (Repos) exposure

In Basel II credit risk exposure reporting, the amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.

Retail portfolios

In Basel II credit risk exposure reporting, a category of exposures that includes primarily consumer but also small business lending, where the primary basis of adjudication relies on credit scoring models.

Return on equity (ROE)

Net income attributable to common shareholders, expressed as a percentage of average common shareholders’ equity.

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Glossary

Risk-weighted assets (RWAs)

RWAs consist of three components: (i) RWAs for credit risk are calculated using the AIRB approach and Standardized Approach. The AIRB RWAs are calculated utilizing PDs, LGDs, EADs, and in some cases maturity adjustment, and the Standardized Approach applies risk weighting factors specified in the OSFI guidelines to on- and off- balance sheet exposures; (ii) RWAs for market risk in the trading portfolio are statistically estimated based on models approved by OSFI; and (iii) RWAs for operational risk relating to the risk of losses from inadequate or failed processes, people and systems are calculated under the AMA approach.

Securities borrowed

Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.

Securities lent

Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.

Securities purchased under resale agreements

A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.

Securities sold short

A transaction in which the seller sells securities it does not own. Initially the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.

Securities sold under repurchase agreements

A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.

Securitization

The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other special purpose entities (SPEs). A SPE normally issues securities or other form of interests to investors and/or the asset transferor, and the SPE uses the proceeds of the issue of securities to purchase the transferred assets. The SPE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SPE, which may carry a number of different risk profiles.

Seller swaps

Seller swaps are derivatives used in securitization transactions whereby the asset seller receives ongoing cash flows related to the assets sold and pays the funding costs of the securitization vehicle.

Sovereign exposures

In Basel II credit risk exposure reporting, all direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.

Special purpose entities (SPE)

An entity created for a single, well-defined and narrow purpose.

Standardized approach for credit risk

In Basel II, it is applied to exposures when there is not sufficient information to allow for the AIRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the Basel Accord. The standardized risk-weights are based on external credit assessments, where available, and on other risk related factors, including export credit agencies, exposure asset class, collateral, etc.

Swap contracts

Agreements between two parties to exchange a series of cash flows, based on a specific notional amount over a specified period. The typical swap contracts are interest rate swaps and cross currency swaps. Swap contracts are derivatives.

Taxable equivalent basis (TEB)

Increases tax-exempt income to make it directly comparable to taxable income sources when comparing either total revenue or net interest income. There is an equivalent offsetting adjustment to the income tax provision.

Tier 1 and total capital ratios

Tier 1 and total regulatory capital, divided by RWAs, based on guidelines set by OSFI, based on Bank for International Settlements standards.

Total shareholder return

The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends are reinvested in additional shares.

Undrawn exposures

In Basel II credit risk exposure reporting, the amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.

Value-at-Risk (VaR)

Generally accepted risk measurement concept that uses statistical models to estimate the distribution of possible returns on a portfolio at a given level of confidence.

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Shareholder information

Fiscal Year

November 1st to October 31st

Key Dates

Reporting dates 2013

Q1 Results – Thursday, February 28, 2013

Q2 Results – Thursday, May 30, 2013

Q3 Results – Thursday, August 29, 2013

Q4 Results – Thursday, December 5, 2013

Annual Meeting of Shareholders 2013

CIBC’s Annual Meeting of Shareholders will be held on Thursday, April 25, 2013, at 10:00 a.m. (Eastern Time) in Ottawa, Ontario at the Fairmont Chateau Laurier, 1 Rideau Street, Ottawa, Ontario, K1N 8S7.

Common shares of CIBC (CM) are listed on the Toronto Stock Exchange and the New York Stock Exchange. Preferred shares are listed on the Toronto Stock Exchange.

Dividends

Quarterly dividends were paid on CIBC common and preferred shares in 2012:

Common shares

Ex-dividend date	Record date	Payment date	Dividends per share	Number of common shares on record date
Sep 26/12	Sep 28/12	Oct 29/12	$0.94	405,450,449
Jun 26/12	Jun 28/12	Jul 27/12	$0.90	405,224,516
Mar 26/12	Mar 28/12	Apr 27/12	$0.90	403,080,176
Dec 22/11	Dec 28/11	Jan 27/12	$0.90	401,227,871

Preferred shares

Stock	Series 26	Series 27	Series 29	Series 33	Series 35	Series 37
Ticker symbol	CM.PR.D	CM.PR.E	CM.PR.G	CM.PR.K	CM.PR.L	CM.PR.M
Quarterly dividend	$0.359375	$0.350000	$0.337500	$0.334375	$0.406250	$0.406250

2013 dividend payment dates

(Subject to approval by the CIBC Board of Directors)

Record dates	Payment dates
December 28/2012	January 28
March 28	April 29
June 28	July 29
September 27	October 28

Eligible dividends

CIBC designates any and all dividends paid or deemed for Canadian federal, provincial or territorial income tax purposes to be paid on or after January 1, 2006 to be “eligible dividends”, unless otherwise indicated in respect of dividends paid subsequent to this notification, and hereby notifies all recipients of such dividends of this designation.

Normal course issuer bid

CIBC is conducting a normal course issuer bid to purchase common shares for cancellation in the open market at market price until the earlier of (i) CIBC purchasing 8.1 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 6, 2013. A copy of the Notice of Intention to Make a Normal Course Issuer Bid that CIBC filed with the Toronto Stock Exchange may be obtained without charge by contacting the Corporate Secretary.

Credit ratings

Credit rating information can be found on page 64 in this report.

Shareholder investment plan

All Canadian and U.S. resident registered holders of CIBC common shares and designated Class A preferred shares may participate in one or more of the following options and pay no brokerage commissions or service charges:

Dividend reinvestment option

Canadian residents may have dividends reinvested in additional CIBC common shares.

Share purchase option

Canadian residents may purchase up to $50,000 of additional CIBC common shares during the fiscal year.

Stock dividend option

U.S. residents may elect to receive stock dividends on CIBC common shares.

Further information is available through CIBC Mellon Trust Company and on the CIBC website at www.cibc.com.

186	CIBC 2012 ANNUAL REPORT

Transfer agent and registrar

For information relating to shareholdings, shareholder investment plan, dividends, direct dividend deposit, dividend reinvestment accounts and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:

CIBC Mellon Trust Company*, c/o Canadian Stock Transfer Company Inc., P.O. Box 700, Postal Station B, Montreal, QC, H3B 3K3

416 682-3860 or fax 1 888 249-6189, 1 800 387-0825 (toll-free in Canada and the U.S.), Email: inquiries@canstockta.com, Website: www.canstockta.com

Common and preferred shares are transferable in Canada at the offices of our agent, CIBC Mellon Trust Company, in Toronto, Montreal, Halifax, Calgary and Vancouver.

* Canadian Stock Transfer Company Inc. acts as the Administrative agent for CIBC Mellon Trust Company

In the United States, common shares are transferable at:

Computershare, 480 Washington Blvd, 27th Floor, Jersey City, NJ 07310, 1 800 589-9836, Website: www.computershare.com/investor.

CIBC 2012 ANNUAL REPORT	187

How to reach us:

CIBC Head Office

Commerce Court, Toronto, Ontario,

Canada M5L 1A2

Telephone number: (416) 980-2211

SWIFT code: CIBCCATT

Website: www.cibc.com

CIBC Telephone Banking

Toll-free across Canada: 1 800 465-2422

Investor Relations

Call: 416 304-8726

Fax: 416 980-5028

Email: investorrelations@cibc.com

Communications and Public Affairs

Call: 416 980-4523

Fax: 416 363-5347

Email: corpcommmailbox@cibc.com

Corporate Secretary

Call: 416 980-3096

Fax: 416 980-7012

Email: corporate.secretary@cibc.com

Client Care

Toll-free across Canada: 1 800 465-2255

Fax: 1 877 861-7801

Email: client.care@cibc.com

Office of the CIBC Ombudsman

Toll-free across Canada: 1 800 308-6859

Toronto: 416 861-3313

Fax: 1 800 308-6861

Toronto: 416 980-3754

Email: ombudsman@cibc.com

Where to find more information

CIBC Annual Report 2012

Additional print copies of the Annual Report will be available March 2013 and may be obtained by calling 416 304-8726 or emailing investorrelations@cibc.com. The Annual Report is also available online at www.cibc.com/ca/investor-relations/annual-reports.html.

La version française: Sur simple demande, nous nous ferons un plaisir de vous faire parvenir la version française du présent rapport. Veuillez composer le 416 980-2556 ou nous faire parvenir un courriel à relationsinvestisseurs@cibc.com. La Reddition de comptes annuelle est aussi disponible en ligne à www.cibc.com/ca/investor-relations/annual-reports-fr.html.

CIBC Corporate Responsibility Report and Public Accountability Statement 2012

This report reviews our economic, environmental, social and governance activities over the past year and will be available in March 2013 at www.cibc.com/ca/cibc-and-you/public-account.html.

Management Proxy Circular 2013

The Management Proxy Circular contains information for shareholders about CIBC’s annual meeting, including information relating to the election of CIBC’s directors, appointment of auditors and shareholder proposals, as well as other matters. The 2013 Proxy Circular will be available in March 2013 at www.cibc.com/ca/about.html.

Corporate Governance

CIBC’s Statement of Corporate Governance Practices describes the governance framework that guides the Board and management in fulfilling their obligations to CIBC and our shareholders. This statement and other information on Corporate Governance at CIBC, including our CIBC Code of Conduct for all employees and CIBC Code of Ethics for Directors, can be found on our corporate website at www.cibc.com/ca/inside-cibc/governance/governance-practices.html.

Regulatory Filings

In Canada with the Canadian Securities Administrators at www.sedar.com.

In the United States with the Securities and Exchange Commission at www.sec.gov/edgar.shtml.

Incorporation

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961.

The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year.

Trademarks

Trademarks used in this annual report which are owned by Canadian Imperial Bank of Commerce, or a wholly-owned subsidiary, in Canada and/or other countries include: CIBC For what matters, the CIBC logo, CIBC Home Power Plan, CIBC Total Banking Rebate, CIBC Private Wealth Management, CIBC Investor’s Edge, CIBC Cash Management Online, CIBC FirstCaribbean International Bank, FirstLine, Kids, Cures and Community, Miracle Day and Wood Gundy. All other trademarks mentioned in this annual report, which are not owned by Canadian Imperial Bank of Commerce or its subsidiaries, are the property of their respective owners.

188	CIBC 2012 ANNUAL REPORT

Corporate Responsibility
Our commitment to corporate responsibility extends from our vision, mission and values and is integrated into our operations and business practices. We recognize that the long-term success and viability of our business is closely linked to the confidence and trust our clients and stakeholders have in our organization.

CIBC has developed a framework to help guide our performance and enhance our overall reporting capabilities based on our economic, environmental, social and governance (EESG) commitments. We continue to focus on:

• providing accessible and affordable banking to Canadians;
• advancing the goals of small business;
• creating an environment where all employees can excel;
• making a real difference in our communities; and
• protecting our environment.
Economic contribution
CIBC is a major contributor to the Canadian economy and to the communities in which we work and live.

We generate economic growth and prosperity by creating employment opportunities, purchasing local goods and services, supporting small business, helping our clients achieve their financial goals and by addressing community development issues that matter to Canadians.

We continually look for ways to make banking easier and more flexible for our clients by offering greater access and choice, broader community and business support, and ensuring transparency and accountability in our business dealings.

Environmental responsibility
Our environmental policy commits CIBC to responsible and sustainable growth while protecting and conserving the environment, safeguarding the interests of all CIBC stakeholders from unacceptable levels of environmental risk, and supporting the principles of sustainable development.
Social investment
CIBC’s success comes from fulfilling the commitments we have made to each of our stakeholders – creating an environment where all employees can excel, making a real difference in our communities, and helping our clients achieve what matters to them.

We focus on what matters to our employees, such as access to career and development opportunities, safe and healthy workplaces, effective training, and positive work-life balance. These efforts help ensure that employees are able to perform at their best, contribute to their communities and advance CIBC’s vision of being the leader in client relationships.

We are committed to causes that matter to our clients, employees and communities. Our goal is to make a difference through corporate donations, sponsorships and the volunteer spirit of our employees. CIBC is committed to investing in Kids, Cures and Community. We care about nurturing and educating Canada’s children and young adults so they can build a better future. We care about bringing hope and relief to people fighting cancer so together we can find a cure. We care about the communities we live in and work each day to make them stronger.

Governance practices
At CIBC, we conduct our business with honesty and integrity. We hold ourselves accountable for our actions and strive to fulfill the commitments we have made to each of our stakeholders. These values guide our behaviour and performance, and help to maintain the trust and confidence placed in our organization.

Our Vision

To be the leader in client relationships

Our Mission

To fulfill the commitments we have made to our stakeholders:

Help our clients achieve what matters to them

Create an environment where all employees can excel

Make a real difference in our communities

Generate strong total returns for shareholders

Our Values

Our vision and mission are driven by an organizational culture based on core values of Trust, Teamwork and Accountability

CIBC

FOR

WHAT

MATTERS.